TIMELESS

2012 ANNUAL REPORT

SALLY BEAUTY
HOLDINGS, INC.

ABOUT SALLY BEAUTY HOLDINGS, INC.

Sally Beauty Holdings, Inc. (NYSE: SBH) (the "Company") is an international specialty retailer and distributor of professional beauty supplies with annual revenues over $3.5 billion and net earnings of $233 million. The Company operates primarily through two business units, Sally Beauty Supply and Beauty Systems Group (BSG), and is the largest distributor of professional beauty supplies in the United States.

The Sally Beauty Supply and Beauty Systems Group businesses sell and distribute through 4,499 stores, including 184 franchised units, throughout the United States and Puerto Rico, the United Kingdom, Belgium, Canada, Chile, Mexico, France, Ireland, Spain, Germany and the Netherlands.

Sally Beauty Supply has 3,309 stores worldwide and offers up to 9,000 professional beauty products for hair, skin, and nails through leading third-party brands and exclusive-label professional product lines. Sally Beauty Supply's customer base includes retail consumers and salon professionals

The Beauty Systems Group business has 1,190 stores, including 159 franchise stores. BSG also has one of the largest networks of professional distributor sales consultants in North America, with approximately 1,044 consultants. The BSG stores and sales consultants sell up to 10,000 professionally branded hair, skin and nail beauty products that are sold exclusively to professional stylists and salons for use and resale to their customers.

For more information about Sally Beauty Holdings, Inc., please visit www.sallybeautyholdings.com

OPERATING SEGMENTS (AS OF SEPTEMBER 30, 2012)

SALLY BEAUTY SUPPLY

- An open-line and exclusive-label beauty products retailer offering professional beauty products to both retail consumers and salon professionals
- Began operations in New Orleans in 1964
- 3,309 stores worldwide
  - 2,868 North America
  - 441 International
- Annual sales of $2.2 billion; gross profit margin of 55 percent
- Average store size 1,700 square feet
- Comprehensive product assortment between 6,000 and 9,000 SKU's
- Broad selection of third-party branded and exclusive-label professional beauty products not available in retail

BEAUTY SYSTEMS GROUP

- The leading full-service beauty products distributor offering professional beauty products exclusively to professional stylists and salons for use and resale to their customers.
- 1,190 stores in North America
  - 1,031 Company-operated
  - 159 Franchise
- 1,044 distributor sales consultants
- Annual sales of $1.3 billion; gross profit margin of 41 percent
- Average store size 2,700 square feet
- Comprehensive product assortment between 5,000 and 10,000 SKU's
- Broad selection of third-party branded professional beauty products not available in retail



We now operate 4,058 stores in North America. Outside of North America, we operate 441 stores in eight countries: the United Kingdom, Belgium, Chile, France, Ireland, Spain, Germany and the Netherlands.

GLOBAL FOOTPRINT (STORE COUNT AS OF SEPTEMBER 30, 2012)

	Sally Beauty Supply	Beauty Systems Group	Total Company
North America			
United States	2,596	1,062	3,658
Puerto Rico	42	2	44
Mexico	149	30	179
Canada	81	96	177
North America Total	2,868	1,190	4,058
International			
United Kingdom	241	-	241
France	45	-	45
Belgium	40	-	40
Germany	35	-	35
Chile	33	-	33
Netherlands	22	-	22
Ireland	17	-	17
Spain	8	-	8
International Total	441	-	441
Total Store Count	3,309	1,190	4,499
BSG Direct Sales Consultants	-	1,044	1,044



DEAR STOCKHOLDERS:

On almost every level, Fiscal Year 2012 was another remarkable year for Sally Beauty Holdings. Both our businesses, Sally Beauty Supply and Beauty Systems Group, delivered record results, a testament to our unique business model and talented workforce.

Besides outstanding financial results, we had several noteworthy events:

- Our private equity partner sold its 47.5 percent stake in the Company;
- We achieved a level of debt within our targeted consolidated leverage ratio range of 2.0 to 2.5 times;
- We refinanced all of our long-term debt with exceptional interest rates and long-term maturities;
- We repurchased $200 million, or 7.6 million shares, of our stock and, more recently, gained Board approval for a new $300 million stock repurchase program.

I believe the additional liquidity combined with our capital discipline and strong financial performance contributed to the lift in our stock price during FY 2012.

I am pleased to share the highlights of our FY 2012 in more detail.

Strong Financial Results in FY 2012

During FY 2012, our consolidated net sales exceeded $3.5 billion — growth of 7.8 percent over the prior year. This revenue growth was driven by a 6.4 percent rise in global same-store sales, acquisitions and net new store openings.

Gross profit ended the year at $1.7 billion, a growth of 9.3 percent. This resulted in a gross profit margin of 49.5 percent, an expansion of 70 basis points. Diluted earnings per share reached $1.24, for year-over-year growth of 8.8 percent. We generated $298 million in net operating cash, which funded our investments in company growth and stock buy-back.

Driving Growth Across the Business

In FY 2012, we continued to grow through organic store openings and acquisitions. We increased our store base by 4.4 percent or 190 stores, for a total store count of 4,499. We now operate 4,058 stores in North America. Outside of North America, we operate 441 stores in eight countries: the United Kingdom, Belgium, Chile, France, Ireland, Spain, Germany and the Netherlands.

In FY 2013, we believe we can achieve consolidated store growth of 4 percent to 5 percent.

Business Segment Financial Results

Sally Beauty Supply

Net sales at our Sally Beauty Supply segment were $2.2 billion, an increase of 9.2 percent. Sales increase was driven by same-store sales growth of 6.5 percent, higher transaction volume and average ticket, and double-digit growth in our international businesses. Gross margin reached a record annual high of 54.6 percent, an expansion of 60 basis points over FY 2011. The consistent shift in product and customer mix continues to drive our gross margin performance. Segment operating earnings were $429.5 million, up 12.7 percent from $381.0 million in FY 2011. Segment operating margins reached 19.5 percent of sales, up 60 basis points from 18.9 percent in FY 2011.

Sally Beauty Supply ended the fiscal year with 3,309 retail stores: 2,638 in the U.S. and Puerto Rico, and the remaining 671 stores in Canada, Mexico, Chile, the United Kingdom, Ireland, Belgium, France, Germany, the Netherlands and Spain.

On the marketing side for Sally Beauty, we continue to realize positive

Consolidated Sales and Gross Profit Margin


$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Sales (in millions)
50%
49%
48%
47%
46%
45%
Gross Profit Margin
2008 2009 2010 2011 2012
Sally Beauty Supply
Beauty Systems Group

Segment Operating Earnings and Consolidated Operating Margin


$700
$600
$500
$400
$300
$200
$100
$0
Segment Operating Earnings (in thousands)
15.5%
14.5%
13.5%
12.5%
11.5%
10.5%
9.5%
Consolidated Operating Profit Margin
2008 2009 2010 2011 2012
Sally Beauty Supply
Beauty Systems Group

results from our customer acquisition strategy. Through our marketing efforts, we reached an additional 38 million consumers and expanded our relationship with existing customers. Beauty Club Card memberships increased to over 6.5 million and now represent almost half our retail sales. The average sale for a Beauty Club Card customer remains consistently higher, and members shop more often than non-members. We believe our targeted marketing initiative and Beauty Club customer conversion efforts will continue to lead to growth in store traffic and higher average ticket in FY 2013.

Beauty Systems Group

Our Beauty Systems Group segment saw a rise in net sales of 5.4 percent over FY 2011, reaching $1.3 billion. This strong performance was primarily driven by 6.1 percent growth in same-store sales and net new store openings. Gross margin reached a record 41.0 percent, up 70 basis points from FY 2011. Gross margin performance was driven by favorable customer and product mix. By leveraging efficiencies and tightly managing expenses, segment operating earnings grew 11.0 percent over FY 2011 to reach $182.7 million. Operating margins improved by 70 basis points to reach 13.8 percent of sales. BSG ended the fiscal year with 1,190 stores, including 159 franchises and 1,044 distributor sales consultants.

Our strategy at BSG remains the same — to continue store expansion both organically and through acquisitions to increase our brand footprint in existing geographies and new territories.

Through all of these efforts, we increased our net cash position by $177 million. Our use of cash went to fund $69 million in capital expenditures, $44 million in acquisitions and a $200 million stock repurchase from the private equity investors, CD&R.

Summary

In closing, we had another terrific year of strong financial and operating performance at Sally Beauty Holdings.

As we enter FY 2013, we remain focused on delivering strong results while investing to ensure that our long-term performance is sustainable. Our objectives in FY 2013 are straightforward:

- Continue to grow sales and cash flow while generating strong earnings and healthy operating margins;
- Continue to grow our store base organically and make strategic and synergistic acquisitions when appropriate;
- Make global investments in key regions to expand our international footprint;
- Remain disciplined in our investments for growth and capital management to further enhance shareholder return.

We are grateful for the continued support of our customers, our suppliers, our people and, of course, our shareholders.

Gary G. Winterhalter
Chairman, President and
Chief Executive Officer

FINANCIAL HIGHLIGHTS (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended September 30,			
	2012	2011	2010	2009
Financial highlights				
Net Sales				
Sally Beauty Supply	$ 2,198,468	$ 2,012,407	$ 1,834,631	$ 1,695,652
Beauty Systems Group	$ 1,325,176	$ 1,256,724	$ 1,081,459	$ 940,948
Total company sales	$ 3,523,644	$ 3,269,131	$ 2,916,090	$ 2,636,600
Consolidated gross profit	$ 1,743,259	$ 1,594,605	$ 1,404,374	$ 1,243,317
Gross profit margin	49.5 %	48.8 %	48.2 %	47.2 %
Operating earnings	$ 499,355	$ 448,469	$ 340,930	$ 296,836
Operating earnings margin	14.2 %	13.7 %	11.7 %	11.3 %
Consolidated net earnings	$ 233,064	$ 213,725	$ 143,828	$ 99,117
Net earnings per basic share	$ 1.27	$ 1.17	$ 0.79	$ 0.55
Net earnings per diluted share	$ 1.24	$ 1.14	$ 0.78	$ 0.54
Cash flow from operations	$ 297,582	$ 291,841	$ 217,246	$ 223,333
Operating highlights				
Same store sales growth [1]				
Sally Beauty Supply	6.5 %	6.3 %	4.1 %	2.1 %
Beauty Systems Group	6.1 %	5.5 %	6.2 %	1.0 %
Consolidated same store sales growth	6.4 %	6.1 %	4.6 %	1.8 %
Number of stores (end of period)				
Sally Beauty Supply	3,309	3,158	3,032	2,923
Beauty Systems Group	1,190	1,151	1,027	991
Consolidated store count	4,499	4,309	4,059	3,914
Professional distributor sales consultants	1,044	1,116	1,051	1,022

[1] Same stores are defined as company-operated stores that have been open for at least 14 months as of the last day of a month.

2012 FORM 10-K



SALLYBEAUTY
HOLDINGS, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED: SEPTEMBER 30, 2012

-OR-

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File No. 1-33145

SALLY BEAUTY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-2257936** (I.R.S. Employer Identification No.)
3001 Colorado Boulevard **Denton, Texas** (Address of principal executive offices)	**76210** (Zip Code)

Registrant's telephone number, including area code: (940) 898-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined under Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) YES ☐ NO ☒

The aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on March 31, 2012 was approximately $3,468,394,000. At November 9, 2012, there were 179,410,323 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

TABLE OF CONTENTS

In this Annual Report, references to "the Company," "Sally Beauty," "our company," "we," "our," "ours" and "us" refer to Sally Beauty Holdings, Inc. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K and in the documents incorporated by reference herein which are not purely historical facts or which depend upon future events may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or similar expressions may also identify such forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as such statements speak only as of the date they were made. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including, but not limited to, risks and uncertainties related to:

- the highly competitive nature of, and the increasing consolidation of, the beauty products distribution industry;
- anticipating changes in consumer preferences and buying trends and managing our product lines and inventory;
- potential fluctuation in our same store sales and quarterly financial performance;
- our dependence upon manufacturers who may be unwilling or unable to continue to supply products to us;
- the possibility of material interruptions in the supply of products by our manufacturers;
- products sold by us being found to be defective in labeling or content;
- compliance with laws and regulations or becoming subject to additional or more stringent laws and regulations;
- product diversion to mass retailers or other unauthorized resellers;
- the operational and financial performance of our Armstrong McCall, L.P. ("Armstrong McCall") franchise-based business;
- the success of our internet and catalogue-based businesses;
- successfully identifying acquisition candidates and successfully completing desirable acquisitions;
- integrating businesses acquired in the future;
- opening and operating new stores profitably;
- the impact of the health of the economy upon our business;
- the success of our cost control plans;
- protecting our intellectual property rights, particularly our trademarks;
- conducting business outside the United States;
- disruption in our information technology systems;
- severe weather, natural disasters or acts of violence or terrorism;

- the preparedness of our accounting and other management systems to meet financial reporting and other requirements and the upgrade of our existing financial reporting system;
- being a holding company, with no operations of our own, and depending on our subsidiaries for cash;
- our substantial indebtedness;
- the possibility that we may incur substantial additional debt in the future;
- restrictions and limitations in the agreements and instruments governing our debt;
- generating the significant amount of cash needed to service all of our debt and refinancing all or a portion of our indebtedness or obtaining additional financing;
- changes in interest rates increasing the cost of servicing our debt;
- the potential impact on us if the financial institutions we deal with become impaired;
- the costs and effects of litigation; and
- the representativeness of our historical consolidated financial information with respect to our future financial position, results of operations or cash flows.

The events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. As a result, our actual results may differ materially from the results contemplated by these forward-looking statements. We assume no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS

Introduction

Sally Beauty Holdings, Inc. is an international specialty retailer and distributor of professional beauty supplies with operations primarily in North America, South America and Europe. We believe the Company is the largest distributor of professional beauty supplies in the U.S. based on store count. We operate primarily through two business units, Sally Beauty Supply and Beauty Systems Group, or BSG. Through Sally Beauty Supply and BSG we sell and distribute beauty products through 4,315 company-owned stores, 184 franchised stores and 1,044 professional distributor sales consultants. Sally Beauty Supply stores target retail consumers and salon professionals, while BSG exclusively targets salons and salon professionals. We have store locations in the United States (including Puerto Rico), Canada, Mexico, Chile, the United Kingdom, Ireland, Belgium, France, Germany, the Netherlands and Spain. Within BSG, we also have one of the largest networks of professional distributor sales consultants in North America, with approximately 1,044 professional distributor sales consultants who sell directly to salons and salon professionals. We provide our customers with a wide variety of leading third-party branded and exclusive-label professional beauty supplies, including hair color products, hair care products, hair dryers and hair styling appliances, skin and nail care products and other beauty items. Approximately 82% of our consolidated net sales for each of the fiscal years ended September 30, 2012, 2011 and 2010 were from customers located in the U.S. For the year ended September 30, 2012, our consolidated net sales and operating earnings were $3,523.6 million and $499.4 million, respectively.

Sally Beauty Supply began operations with a single store in New Orleans in 1964. BSG became a subsidiary in 1995. In November 2006, Sally Beauty separated from its former parent company, Alberto-Culver Company, which we refer to as Alberto-Culver, and its consumer products-focused business, and became an independent company listed on the New York Stock Exchange (hereafter, the "Separation Transactions"). When we refer to Alberto-Culver, we mean Alberto-Culver Company prior to the Separation Transactions or the company from which we separated.

In connection with the Separation Transactions, CDRS Acquisition LLC (or "CDRS") and CD&R Parallel Fund VII, L.P., investment funds associated with Clayton, Dubilier & Rice, LLC (together with CDRS, the "CDR Investors"), acquired approximately 48% of our common stock on an undiluted basis. During the fiscal year ended September 30, 2012, the CDR Investors sold all of their shares of our common stock through a series of underwritten public offerings and a share repurchase, pursuant to which we repurchased (and subsequently retired) 7.6 million shares of our common stock from the CDR Investors at a price equal to $26.485 per share.

Professional Beauty Supply Industry Distribution Channels

The professional beauty supply industry serves end-users through four distribution channels: full-service/exclusive distribution, open-line distribution, direct and mega-salon stores.

Full-Service/Exclusive

This channel exclusively serves salons and salon professionals and distributes "professional-only" products for use in salons and resale to consumers in salons. Many brands are distributed through arrangements with suppliers by geographic territory. BSG is a leading full-service distributor in the U.S.

Open-Line

This channel serves retail consumers and salon professionals through retail stores and the internet. This channel is served by a large number of localized retailers and distributors, with only a few having a regional presence and significant channel share. We believe that Sally Beauty Supply is the only open-line distributor in the U.S. with a national network of retail stores. In addition, the Company's website (*www.sallybeauty.com*) and e-commerce platform provides access to product offerings and information beyond our retail stores.

Direct

This channel focuses on direct sales to salons and salon professionals by large manufacturers. This is the dominant form of distribution in Europe, but represents a smaller channel in the U.S. due to the highly fragmented nature of the U.S. salon industry, which makes direct distribution cost prohibitive for many manufacturers. In addition, we recently began to offer our BSG products for sale to salons and salon professionals through the Company's websites (*www.cosmoprofbeauty.com* and *www.ebobdirect.com*) and e-commerce platforms.

Mega-Salon Stores

In this channel, large-format salons are supplied directly by manufacturers due to their large scale.

Key Industry and Business Trends

We operate primarily within the large and growing U.S. professional beauty supply industry. Potential growth in the industry is expected to be driven by increases in consumer demand for hair color, hair loss prevention and hair styling products. We believe the following key industry and business trends and characteristics will influence our business and our financial results going forward:

- *High level of marketplace fragmentation.* The U.S. salon channel is highly fragmented with nearly 280,000 salons and barbershops. Given the fragmented and small-scale nature of the salon industry, we believe that salon operators will continue to depend on full-service/exclusive distributors and open-line channels for a majority of their beauty supply purchases.
- *Growth in booth renting and frequent stocking needs.* Salon professionals primarily rely on just-in-time inventory due to capital constraints and a lack of warehouse and shelf space at salons. In addition, booth renters, who comprise a significant percentage of total U.S. salon professionals, are often responsible for purchasing their own supplies. Historically, booth renters have significantly increased as a percentage of total salon professionals, and we expect this trend to continue. Given their smaller individual purchases and relative lack of financial resources, booth renters are likely to be dependent on frequent trips to professional beauty supply stores, like BSG and Sally Beauty Supply. We expect that these factors will continue to drive demand for conveniently located professional beauty supply stores.
- *Increasing use of exclusive-label products.* We offer a broad range of exclusive-label professional beauty products. As our lines of exclusive-label products have matured and become better known in our retail stores, we have seen an increase in sales of these products. Generally, our exclusive-label products have higher gross margins for us than the leading third-party branded products and, accordingly, we believe that the growth in sales of these products will likely enhance our overall gross margins. Please see "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."
- *Favorable demographic and consumer trends.* We expect the aging baby-boomer population to drive future growth in professional beauty supply sales through an increase in the usage of hair color and hair loss products. Additionally, continuously changing fashion-related trends that drive new hair styles are expected to result in continued demand for hair styling products. Changes in consumer tastes and fashion trends can have an impact on our financial performance. Our continued success depends largely on our ability to anticipate, gauge and react in a timely and effective manner to changes in consumer spending patterns and preferences for beauty products. We continuously adapt

our marketing and merchandising initiatives in an effort to expand our market reach or to respond to changing consumer preferences. If we are unable to anticipate and respond to trends in the marketplace for beauty products and changing consumer demands, our business could suffer. Please see "Risk Factors—We may be unable to anticipate changes in consumer preferences and buying trends or manage our product lines and inventory commensurate with consumer demand."

- *International growth strategies.* A key element of our growth strategy depends on our ability to capitalize on growth opportunities in the international marketplace and to grow our current level of non-U.S. operations. For example, in November 2011, we acquired the Kappersservice Floral B.V. and two related companies (together, the "Floral Group"), a distributor of professional beauty products then with 19 stores located in the Netherlands; in December 2009, we acquired Sinelco Group BVBA ("Sinelco"), a wholesale distributor of professional beauty products located in Belgium with sales throughout Europe; and, in September 2009, we acquired Distribuidora Intersalon Limitada ("Intersalon"), a distributor of premier beauty supply products then with 16 stores located in Chile. These acquisitions furthered our expansion plans in Europe and Latin America, key targets of the Company's international growth initiative. We intend to continue to identify and evaluate non-U.S. acquisition and/or organic international growth opportunities. Our ability to grow our non-U.S. operations, integrate our new non-U.S. acquisitions and successfully pursue additional non-U.S. acquisition and/or organic international growth opportunities may be affected by business, legal, regulatory and economic risks. Please see "Risk Factors—We may not be able to successfully identify acquisition candidates or successfully complete desirable acquisitions," "If we acquire any businesses in the future, they could prove difficult to integrate, disrupt our business or have an adverse effect on our results of operations" and "Our ability to conduct business in international marketplaces may be affected by legal, regulatory and economic risks."

- *Continuing consolidation.* There is continuing consolidation among professional beauty product distributors and professional beauty product manufacturers. We plan to continue to examine ways in which we can benefit from this trend, including the evaluation of opportunities to shift business from competitive distributors to the BSG network as well as seeking opportunistic, value-added acquisitions which complement our long-term growth strategy. We believe that suppliers are increasingly likely to focus on larger distributors and retailers with a broader scale and retail footprint. We also believe that we are well positioned to capitalize on this trend as well as participate in the ongoing consolidation at the distributor/retail level. However, changes often occur in our relationships with suppliers that may materially affect the net sales and operating earnings of our business segments. Consolidation among suppliers could exacerbate the effects of these relationship changes and could increase pricing pressures. For example, L'Oreal USA—S.D., Inc. ("L'Oreal") has acquired distributors that compete with BSG in the Midwest, Southeast and West Coast regions of the U.S. and, as a result, L'Oreal directly competes with BSG in certain geographic areas. If L'Oreal or any of our other suppliers acquired other distributors or suppliers that conduct significant business with BSG, we could lose related revenue. There can be no assurance that BSG will not lose further revenue over time (including within its franchise-based business) due to potential losses of additional products (both from L'Oreal and from other suppliers) as well as from the increased competition from distribution networks affiliated with L'Oreal or any of our other suppliers. Please see "Risk Factors—The beauty products distribution industry is highly competitive and is consolidating" and "We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

- *Relationships with suppliers.* Sally Beauty Supply and BSG, and their respective suppliers are dependent on each other for the distribution of beauty products. We do not manufacture the brand name or exclusive-label products we sell. We purchase our products from a limited number of manufacturers. As is typical in distribution businesses (particularly in our industry), these relationships are subject to change from time to time (including the expansion or loss of distribution rights in various geographies and the addition or loss of product lines). Since we purchase products from many manufacturers on an at-will basis, under contracts which can generally be terminated without cause upon 90 days' notice or less or which expire without express rights of renewal, such manufacturers could discontinue sales to us at any time or upon the expiration of the distribution period. Some of our contracts with manufacturers may be terminated by such manufacturers if we fail to meet specified minimum purchase requirements. In such cases, we do not have contractual assurances of continued supply, pricing or access to new products and vendors may change the terms upon which they sell. Infrequently, a supplier will seek to terminate a distribution relationship through legal action. Changes in our relationships with suppliers occur often and could positively or negatively impact our net sales and operating profits. We expect to continue to expand our product line offerings and to gain additional distribution rights over time through either further negotiation with suppliers or through potential acquisitions of existing distributors. For example, BSG recently reached agreement with L'Oreal to extend the right of BSG to distribute Matrix® and certain other L'Oreal products in BSG East and BSG West, subject to certain conditions, through December 2015.

Although we focus on developing new revenue and cost management initiatives to mitigate the negative effects resulting from unfavorable changes in our supplier relationships, there can be no assurance that our efforts will continue to completely offset the loss of these or other distribution rights. Please see "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

- *High level of competition.* Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional open-line beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets, as well as sellers on the internet and salons retailing hair care items. BSG competes with other domestic and international beauty product wholesale and retail suppliers and manufacturers selling professional beauty products directly to salons and individual salon professionals. We also face competition from authorized and unauthorized retailers and internet sites offering professional salon-only products. The increasing availability of unauthorized professional salon products in large format retail stores such as drug stores, grocery stores and others could also have a negative impact on our business. Please see "Risk Factors—The beauty products distribution industry is highly competitive and is consolidating."

- *Economic conditions.* We appeal to a wide demographic consumer profile and offer a broad selection of professional beauty products sold directly to retail consumers, and salons and salon professionals. Historically, these factors have provided us with reduced exposure to downturns in economic conditions in the countries in which we operate. However, a downturn in the economy, especially for an extended period of time, could adversely impact consumer demand of discretionary items such as beauty products and salon services, particularly affecting our electrical products category and our full-service sales business. In addition, higher freight costs resulting from increases in the cost of fuel, especially for an extended period of time, may impact our expenses at levels that we cannot pass through to our customers. These factors could have a material adverse effect on our business, financial condition and results of operations. Please see "Risk Factors—The health of the economy in the channels we serve may affect consumer purchases of discretionary items such as beauty products and salon services, which could have a material adverse effect on our business, financial condition and results of operations."

- *Controlling expenses.* Another important aspect of our business is our ability to control costs, especially in our BSG business segment, by right-sizing the business and maximizing the efficiency of our business structure. For example, we completed a $22.0 million capital spending program to consolidate warehouses and reduce administrative expenses related to BSG's distribution network which has resulted in annualized cost savings of at least $14.0 million. Please see "Risk Factors—We are not certain that our ongoing cost control plans will continue to be successful."

- *Opening new stores.* Our future growth strategy depends in part on our ability to open and profitably operate new stores in existing and additional geographic areas. The capital requirements to open a U.S.-based Sally Beauty Supply or BSG store, excluding inventory, average approximately $70,000 and $80,000, respectively, with the capital requirements for international stores costing less or substantially more depending upon the marketplace. We may not be able to open all of the new stores we plan to open and any new stores we open may not be profitable, any of which could have a material adverse impact on our business, financial condition or results of operations. Please see "Risk Factors—If we are unable to profitably open and operate new stores, our business, financial condition and results of operations may be adversely affected."

- *Changes to our information technology systems.* As our operations grow in both size and scope, we will continuously need to improve and upgrade our information systems and infrastructure while maintaining the reliability and integrity of our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of any increase in the volume of our business, with no assurance that the volume of business will increase. For example, we are in the process of designing and implementing a standardized enterprise resource planning ("ERP") system internationally, which we anticipate will be completed over the next few years. In addition, we are currently implementing a point-of-sale system upgrade program in a number of our divisions (primarily in our Sally Beauty Supply operations in the U.S.), which we anticipate will provide significant benefits, including enhanced tracking of customer sales and store inventory activity. These and any other required upgrades to our information systems and information technology (or new technology), now or in the future, will require that our management and resources be diverted from our core business to assist in completion of these projects. Many of our systems are proprietary, and as a result our options are limited in seeking third-party help with the operation and upgrade of those systems. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of any new or upgraded technology (and customer issues therewith), or the impact on the reliability of our data from any new or upgraded technology will not have a material adverse effect on our financial reporting, business, financial condition or results of operations. Please see "Risk Factors—We may be adversely affected by any disruption in our information technology systems."

Business Segments, Geographic Area Information and Seasonality

We operate two business segments: (i) Sally Beauty Supply, an open-line and exclusive-label distributor of professional beauty supplies offering professional beauty supplies to both retail consumers and salon professionals primarily in North America, Europe, Puerto Rico and South America, and (ii) BSG, including its franchise-based business Armstrong McCall, a full-service beauty supply distributor offering professional brands directly to salons and salon professionals through our own sales force and professional-only stores, many in exclusive geographical territories, in North America, Puerto Rico, the United Kingdom and certain other European countries. BSG operates stores under the CosmoProf service mark. BSG also franchises professional beauty supply outlets in the southwest portion of the U.S. and in Mexico, and supplies sub-distributors in Europe. Sally Beauty Supply accounted for approximately 62%, 62% and 63% and BSG accounted for approximately 38%, 38% and 37% of the Company's consolidated net sales for the years ended September 30, 2012, 2011 and 2010, respectively.

Financial information about business segments and geographic area information is incorporated herein by reference to the "Business Segments and Geographic Area Information," Note 19 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data" contained elsewhere in this Annual Report.

Neither the sales nor the product assortment for Sally Beauty Supply or BSG are generally seasonal in nature.

Sally Beauty Supply

We believe Sally Beauty Supply is the largest open-line distributor of professional beauty supplies in the U.S. based on store count. As of September 30, 2012, Sally Beauty Supply operated 3,284 company-operated retail stores, including 2,596 of which are located in the U.S. (with the remaining 688 company-operated stores located in Puerto Rico, Canada, Mexico, Chile, the United Kingdom, Ireland, Belgium, France, Germany, the Netherlands and Spain) and Sally Beauty Supply supplied 25 franchised stores located outside the U.S. Our Sally Beauty Supply stores carry an extensive selection of professional beauty supplies for both retail customers and salon professionals, with between 6,000 and 9,000 stock keeping units, or SKUs, (primarily in the U.S. and Canada) of beauty products across product categories including hair color, hair care, skin and nail care, beauty sundries and electrical appliances. Sally Beauty Supply stores carry leading third-party brands such as Clairol®, Revlon® and Conair®, as well as a broad selection of exclusive-label merchandise. Store formats, including average size and product selection, for Sally Beauty Supply stores outside the U.S. and Canada vary by marketplace. We believe that Sally Beauty Supply has differentiated itself from its competitors through its customer value proposition, attractive pricing, extensive selection of leading third-party branded and exclusive-label professional beauty products, a broad ethnic product selection, knowledgeable sales associates and convenient store locations.

Store Design and Operations

Sally Beauty Supply stores are designed to create an appealing shopping environment that embraces the retail consumer and salon professional and highlights its extensive product offering. Sally Beauty Supply's U.S. and Canadian stores average approximately 1,700 square feet in size and are located primarily in strip shopping centers. Generally, Sally Beauty Supply stores in the U.S. and Canada follow a consistent format, allowing customers familiarity between Sally Beauty Supply locations. Store formats for Sally Beauty Supply outside the U.S. and Canada vary by marketplace.

Sally Beauty Supply stores are segmented into distinctive areas arranged by product type with signs allowing its customers to easily navigate through its stores. Sally Beauty Supply seeks to stimulate cross-selling and impulse buying through strategic product placement and use of displays to highlight new products and key promotional items.

Merchandise

Sally Beauty Supply stores carry a broad selection of branded and exclusive-label professional beauty supplies. Sally Beauty Supply manages each category by product and by SKU and uses centrally developed planoguides to maintain a consistent merchandise presentation across its store base (primarily in the U.S. and Canada). Through its information systems, Sally Beauty Supply actively monitors each store's performance by category, allowing it to maintain consistently high levels of in-stock merchandise. We believe Sally Beauty Supply's tailored merchandise strategy enables it to meet local demands and helps drive traffic in its stores. Additionally, its information systems enable it to track and automatically replenish inventory levels, generally on a weekly basis, primarily in the U.S.

In addition, Sally Beauty Supply offers a comprehensive ethnic product selection with specific appeal to African-American and Hispanic customers. Its ethnic product offerings are tailored by store based on market demographics and category performance. We believe the wide selection of ethnic products available in Sally Beauty Supply stores is unique and differentiates its stores from its competition. Sally Beauty Supply also aims to position itself to be competitive in price, but not a discount leader.

Sally Beauty Supply's pricing strategy is differentiated by customer segment. Professional salon customers are generally entitled to a price lower than that received by retail customers. However, Sally Beauty Supply does offer discounts to retail customers through its customer loyalty program (please see *Marketing and Advertising* below).

Leading Third-Party Branded Products

Sally Beauty Supply offers an extensive selection of hair care products, nail care products, beauty sundries and appliances from leading third-party brands such as Clairol®, Revlon® and Conair®, as well as an extensive selection of exclusive-label merchandise. We believe that carrying a broad selection of the latest premier branded merchandise is critical to maintaining long-term relationships with our customers. The merchandise Sally Beauty Supply carries includes products from one or more of the leading manufacturers in each category. Sally Beauty Supply's objective is not only to carry leading brands, but also to carry a full range of branded and exclusive-label products within each category. As hair trends continue to evolve, we expect to offer the changing professional beauty product assortment necessary to meet the needs of retail consumers and salon professionals.

Exclusive-Label Products

Sally Beauty Supply offers a broad range of exclusive-label professional beauty products. We believe exclusive-label products provide customers with an attractive alternative to higher-priced leading third-party brands. Exclusive-label products accounted for approximately 45% of Sally Beauty Supply's product sales in the U.S. during the 2012 fiscal year. Generally, the exclusive-label brands have higher gross margins than the leading third-party branded products, and we believe this area offers continued potential growth. Sally Beauty Supply maintains exclusive-label products in a number of categories including hair care, small electrical appliances and salon products. Sally Beauty Supply actively promotes its exclusive-label brands through in-store promotions, print advertising and direct shopping guides. We believe our customers perceive our exclusive-label products to be comparable in quality and name recognition to leading third-party branded products.

The following table sets forth the approximate percentage of Sally Beauty Supply's sales by merchandise category:

	Fiscal Year Ended September 30,		
	2012	**2011**	**2010**
Hair care	22.3%	21.3%	20.7%
Hair color	22.2%	22.5%	22.7%
Skin and nail care	15.7%	15.2%	14.2%
Brushes, cutlery and accessories	14.2%	14.5%	15.1%
Electrical appliances	10.2%	10.6%	11.8%
Ethnic products	7.5%	7.9%	8.1%
Other beauty items	7.9%	8.0%	7.4%
Total	100.0%	100.0%	100.0%

Marketing and Advertising

Sally Beauty Supply's marketing program is designed to promote its extensive selection of brand name products at competitive prices. The program is currently centered on multi-page, color flyers highlighting promotional products. Separate flyers are created and tailored to Sally Beauty Supply's retail customers and salon professionals. These flyers, which are available in Sally Beauty Supply stores, are also mailed to loyalty program customers and salon professionals on a monthly basis and are supplemented by e-mail newsletters.

We continuously adapt our marketing and merchandising initiatives for Sally Beauty Supply in an effort to expand our market reach or to respond to changing consumer preferences. We offer between 6,000 and 9,000 SKUs of our Sally Beauty Supply products for sale through our website (*www.sallybeauty.com*) and believe that the operation of our website enhances our other efforts intended to promote consumer awareness of Sally Beauty Supply's products.

Sally Beauty Supply's customer loyalty and marketing programs, primarily in the U.S. and Canada, allow Sally Beauty Supply to collect point-of-sale customer data and increase our understanding of customers' needs. The Sally "Beauty Club" is a loyalty program for customers who are not salon professionals. Beauty Club members, after paying a nominal annual fee, are eligible to receive a special, discounted price on almost every non-sale item. Members are also eligible to receive special Beauty Club e-mail newsletters and exclusive direct mail flyers that contain additional savings, beauty tips, new product information and coupons. In addition, the "ProCard" is a marketing program for licensed salon professionals. ProCard members are eligible to receive discounts on all beauty products sold at Sally Beauty Supply stores. We believe these programs are effective in developing and maintaining customer loyalty. Outside the U.S. and Canada, our customer loyalty and marketing programs vary by marketplace.

Store Locations

Sally Beauty Supply selects geographic areas and store sites on the basis of demographic information, the quality and nature of neighboring tenants, store visibility and location accessibility. Sally Beauty Supply seeks to locate stores primarily in strip malls, which are occupied by other high traffic retailers including grocery stores, mass merchants and home centers.

Sally Beauty Supply balances its store expansion between new and existing marketplaces. In its existing marketplaces, Sally Beauty Supply adds stores as necessary to provide additional coverage. In new marketplaces, Sally Beauty Supply generally seeks to expand in geographically contiguous areas to leverage its experience. We believe that Sally Beauty Supply's knowledge of local marketplaces is an important part of its success.

The following table provides a history of Sally Beauty Supply's store count (including franchised stores) during the last five fiscal years:

	Fiscal Year Ended September 30,				
	2012	**2011**	**2010**	**2009**	**2008**
Stores open at beginning of period	3,158	3,032	2,923	2,844	2,694
Net store openings during period	129	126	108	60	110
Stores acquired during period	22	—	1	19	40
Stores open at end of period	3,309	3,158	3,032	2,923	2,844

Beauty Systems Group

We believe BSG is the largest full-service distributor of professional beauty supplies in the U.S., exclusively targeting salons and salon professionals. As of September 30, 2012, BSG had 1,031 company-operated stores, supplied 159 franchised stores and had a sales force of approximately 1,044 professional distributor sales consultants in all states in the U.S., in portions of Canada, and in Puerto Rico, Mexico and certain European countries. Through BSG's large store base and sales force, including its franchise-based business Armstrong McCall, BSG is able to access a significant portion of the highly fragmented U.S. professional beauty sales channel. BSG stores provide a comprehensive selection of between 5,000 and 10,000 beauty product SKUs that include hair color, hair care, skin and nail care, beauty sundries and electrical appliances. Certain BSG products are sold under exclusive distribution agreements with suppliers, whereby BSG is designated as the sole distributor for a product line within certain geographic territories.

Store Design and Operations

BSG stores, including its franchise-based Armstrong McCall stores, are designed to create a professional shopping environment that embraces the salon professional and highlights its extensive product offering. Company-operated BSG stores, which primarily operate under the CosmoProf banner, average approximately 2,700 square feet and are primarily located in secondary strip shopping centers. BSG store layouts are designed to provide optimal variety and options to the salon professional. Stores are segmented into distinctive areas arranged by product type with certain areas dedicated to leading third-party brands; such as Paul Mitchell®, Wella®, Sebastian®, Goldwell®, Joico® and Aquage®. The selection of these and other brands varies by territory.

Professional Distributor Sales Consultants

BSG has a network of approximately 1,044 professional distributor sales consultants ("DSC" or "DSCs"), which exclusively serve salons and salon professionals. The following table sets forth the number of consultants in the BSG network during the last five fiscal years:

	Fiscal Year Ended September 30,				
	2012	**2011(b)**	**2010**	**2009(b)**	**2008**
Professional distributor sales consultants(a)	1,044	1,116	1,051	1,022	984

(a) Includes 356, 411, 395, 300 and 328 distributor sales consultants of our Armstrong McCall franchisees at September 30, 2012, 2011, 2010, 2009 and 2008, respectively.

(b) The increase in the number of DSCs in the fiscal year 2011 reflects approximately 70 distributor sales consultants employed by Aerial Company, Inc. ("Aerial") prior to the Company's acquisition of Aerial in October 2010. The increase in the number of DSCs in the fiscal year 2009 reflects approximately 90 distributor sales consultants employed by Schoeneman Beauty Supply, Inc. ("Schoeneman") prior to the Company's acquisition of Schoeneman in September 2009.

In order to provide a knowledgeable sales consultant team, BSG actively recruits individuals with industry knowledge or sales experience, as we believe that new sales consultants with either broad knowledge about the products or direct sales experience will be more successful. In addition, BSG provides training to new sales consultants beginning with a two-week training program, followed by a program of continuing media-based training delivered through audio, video and web-based e-learning. The program is designed to develop product knowledge as well as techniques on how best to serve salon professionals. In addition to selling professional beauty products, these sales consultants offer in-salon training for professionals and owners in areas such as new styles, techniques and business practices. An important component of sales consultants' compensation is sales commissions. BSG's commission system is designed to drive sales, as well as focus consultants on selling products that are best suited to individual salons and salon professionals.

We believe that our emphasis on recruitment, training, and sales-based compensation results in a sales force that distinguishes itself from other full-service/exclusive-channel distributors and the employment of sales consultants is an effective way to serve salons and salon professionals, particularly those located far away from a BSG store.

The following table sets forth the approximate percentage of BSG sales attributable by distribution channel:

	Fiscal Year Ended September 30,	
	2012	2011
Company-operated retail stores	64.3%	62.9%
Professional distributor sales consultants (full-service)	26.3%	27.4%
Franchise stores	9.4%	9.7%
Total	100.0%	100.0%

Merchandise

BSG stores carry a broad selection of third-party branded products, ranging between 5,000 and 10,000 SKUs of beauty products, including hair color and care, skin and nail care, beauty sundries and electrical appliances and other beauty items. Some products are available in bulk packaging for higher volume salon needs. Through BSG's information systems, each store's product performance is actively monitored, allowing maintenance of an optimal merchandise mix. Additionally, BSG's information systems track and automatically replenish inventory levels on a weekly basis, enabling BSG to maintain high levels of product in stock. Although BSG positions itself to be competitive on price, its primary focus is to provide a comprehensive selection of branded products to the salon professional. Certain BSG products are sold under exclusive arrangements with suppliers, whereby BSG is designated the sole distributor for a specific brand name within certain geographic territories. We believe that carrying a broad selection of branded merchandise is critical to maintaining relationships with our professional customers.

The following table sets forth the approximate percentage of BSG's sales attributable by merchandise category:

	Fiscal Year Ended September 30,		
	2012	2011	2010
Hair care	36.4%	37.0%	37.1%
Hair color	29.8%	29.6%	29.6%
Promotional items(a)	12.0%	12.9%	13.2%
Skin and nail care	10.3%	9.7%	8.1%
Electrical appliances	4.7%	4.3%	4.5%
Other beauty items	6.8%	6.5%	7.5%
Total	100.0%	100.0%	100.0%

(a) Promotional items consist of sales from other categories that are sold on a value-priced basis.

Marketing and Advertising

BSG's marketing program is designed primarily to promote its extensive selection of brand name products at competitive prices. BSG distributes at its stores and mails to its salon and salon professional customers multi-page color shopping guides that highlight promotional products. We also offer between 12,000 and 14,000 SKUs of our BSG products for sale through our websites for beauty professionals and believe that the operation of our websites enhances our other efforts intended to promote awareness of BSG's products by salons and salon professionals. In addition, BSG communicates with its customers and distributes promotional material via e-mail and social networking websites. Some BSG stores also host monthly manufacturer-sponsored classes for customers. These classes are held at BSG stores and led by manufacturer-employed educators. Salon professionals, after paying a small fee to attend, are educated on new products and beauty trends. We believe these classes also increase brand awareness and potentially drive sales in BSG stores.

Store Locations

BSG stores are primarily located in secondary strip shopping centers. Although BSG stores are located in visible and convenient locations, we believe salon professionals are generally less sensitive about store location than retail customers.

The following table provides a history of BSG's store count (including franchised stores) during the last five fiscal years:

	Fiscal Year Ended September 30,				
	2012	**2011**	**2010**	**2009**	**2008**
Stores open at beginning of period	1,151	1,027	991	929	874
Net store openings during period	39	39	36	16	44
Stores acquired during period(a)	—	85	—	46	11
Stores open at end of period	1,190	1,151	1,027	991	929

(a) Stores acquired in the fiscal year 2011 include 82 stores owned by Aerial prior to the Company's acquisition of Aerial in October 2010. Stores acquired in the fiscal year 2009 include 43 stores owned by Schoeneman prior to the Company's acquisition of Schoeneman in September 2009.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our success:

The Largest Professional Beauty Supply Distributor in the U.S. with Multi-Channel Platform

We believe that Sally Beauty Supply and BSG together comprise the largest distributor of professional beauty products in the U.S. by store count. Our leading channel positions and multi-channel platform afford us several advantages, including strong positioning with suppliers, the ability to better service the highly fragmented beauty supply marketplace, economies of scale and the ability to capitalize on the ongoing consolidation in our sector. Through our multi-channel platform, we are able to generate and grow revenues across broad, diversified geographies, and customer segments using varying product assortments. In the U.S. and Puerto Rico, we offer up to 9,000 and 14,000 SKUs in Sally Beauty Supply and in BSG, respectively, (in each case, in our stores or online) to a broad potential customer base that includes retail consumers, salons and barbershops in the U.S.

Differentiated Customer Value Proposition

We believe that our stores have a competitive advantage over those of our competitors due to our stores' convenient location, broad selection of professional beauty products (including leading third-party branded and exclusive-label merchandise), high levels of in-stock merchandise, knowledgeable salespeople and competitive pricing. Our merchandise mix includes a comprehensive ethnic product selection, which is tailored by store based on market demographics and category performance. We believe that the wide selection of these products at our stores further differentiates Sally Beauty Supply from its competitors. In addition, as discussed above, Sally Beauty Supply also offers a customer loyalty program called the Beauty Club, whereby members receive special, member discounts on products and are eligible for Beauty Club e-mail newsletters and exclusive direct mail flyers with additional promotional offerings, beauty tips and new product information for a nominal annual fee. Our BSG professional distributor sales consultants benefit from their customers having access to the BSG store systems as customers have the ability to pick up the products they need between sales visits from professional distributor sales consultants. We believe that our differentiated customer value proposition and strong brands drive customer loyalty and high repeat traffic, contributing to our consistent historical financial performance.

Attractive Store Economics

We believe that our stores generate attractive returns on invested capital. The capital requirements to open a U.S.-based Sally Beauty Supply or BSG store, excluding inventory, average approximately $70,000 and $80,000, respectively. Sally Beauty Supply stores average approximately 1,700 square feet and BSG stores average approximately 2,700 square feet in size in the U.S. and Canada. Domestically, our stores are typically located within strip shopping centers. Strong average sales per square foot combined with minimal staffing requirements, low rent expense and limited initial capital outlay typically result in positive contribution margins within a few months of opening, and cash payback on investment within approximately two years. Due to such attractive investment returns and relatively high operating profit contributions per store, during the past five fiscal years Sally Beauty Supply and BSG have opened an aggregate of 533 and 174 net new stores, respectively, excluding the effect of acquisitions. Outside the U.S. and Canada, our store format, sizes and capital requirements vary by marketplace, but we believe these stores also generate compelling unit economics.

Consistent Financial Performance

We have a proven track record of strong growth and consistent profitability due to superior operating performance, new store openings and strategic acquisitions. Over the past five fiscal years, our consolidated same store sales growth has been positive in each year and has averaged nearly 4.3%, as set forth in the following table:

	Fiscal Year Ended September 30,				
Same store sales growth(a)	**2012**	**2011**	**2010**	**2009**	**2008**
Sally Beauty Supply	6.5%	6.3%	4.1%	2.1%	1.2%
Beauty Systems Group	6.1%	5.5%	6.2%	1.0%	6.9%
Consolidated	6.4%	6.1%	4.6%	1.8%	2.6%

(a) Same stores are defined as company-operated stores that have been open for at least 14 months as of the last day of a month. Our same store sales are calculated in constant dollars and include internet-based sales (beginning in fiscal year 2009) and store expansions, if applicable, but do not generally include the sales from stores relocated until at least 14 months after the relocation. The sales from stores acquired are excluded from our same store sales calculation until at least 14 months after the acquisition.

Experienced Management Team with a Proven Track Record

Our senior management team led by our President and Chief Executive Officer Gary Winterhalter, possesses a unique combination of management skills and experience in the beauty supply market. Our team also has a strong track record of successfully identifying and integrating acquisitions, which continues to be an important part of our overall strategy.

Our Strategy

We believe there are significant opportunities to increase our sales and profitability through the further implementation of our operating strategy and by growing our store base in existing and contiguous marketplaces, both organically and through strategic acquisitions. Key elements of our growth strategy are to:

Increase Sales Productivity of Our Stores

We intend to grow same store sales by focusing on improving our merchandise mix and introducing new products. In addition, we plan to tailor our marketing, advertising and promotions to attract new customers and increase sales with existing customers. We plan to continue to enhance our customer loyalty programs, which allow us to collect point-of-sale customer data and increase our understanding of customers' needs. Our exclusive-label products are competitive with leading third-party branded merchandise, draw traffic to our stores and increase customer loyalty. In addition, we plan to tailor our marketing, advertising and promotions to attract new customers and increase sales with existing customers.

Expand Our Store Base

During the past five fiscal years, Sally Beauty Supply and BSG have opened an aggregate of 533 and 174 net new stores, respectively, excluding the effect of acquisitions. Because of the limited initial capital outlay, rapid payback, and attractive return on capital, we intend to continue to expand our store base. In the fiscal year 2012, we opened 129 and 39 Sally Beauty Supply stores and BSG stores, respectively, excluding the effect of acquisitions. We believe there are growth opportunities for additional stores in North America, Europe and South America. We expect new store openings in existing and new areas to be an important aspect of our future growth opportunities, and intend to continue our annual organic store growth between 4% and 5% of our total stores for the foreseeable future.

Grow Internationally

International sales represent 22% of Sally Beauty Supply's net sales and we believe there is a significant opportunity for future growth in certain international geographic areas. As of September 30, 2012, we operated 742 Sally Beauty Supply and BSG company-owned stores and 55 franchise stores across ten countries outside the United States: Canada, Mexico, Chile, the United Kingdom, Ireland, Belgium, France, Germany, the Netherlands and Spain. We believe our platform provides us with the foundation to continue to expand internationally. In particular, we are currently focused on growing our business in Europe and South America.

Increase Operating Efficiency and Profitability

We believe there are opportunities to increase the profitability of our operations by growing our exclusive-label brands, improving sourcing, shifting customer mix, continuing our cost-cutting initiatives, particularly at BSG, and by further expanding our internet channel. We continue to develop and promote our higher margin exclusive-label products and increase exclusive-label product sales, which increase our gross margins and operating results. Over the past few years, we have undertaken a full review of our merchandise procurement strategy. This initiative is intended to identify lower-cost alternative sources of supply in certain product categories from countries with lower manufacturing costs. We continue to focus on changing our customer mix by increasing the percentage of retail customers within our stores at Sally Beauty Supply. At BSG, we have completed numerous projects, including a re-branding initiative that repositioned the vast majority of our North American company-operated stores under a common name and store identity, CosmoProf, which we believe has improved brand consistency, saved on advertising and promotional costs and allowed for a more focused marketing strategy. We also completed a $22.0 million capital spending program to consolidate warehouses and reduce administrative expenses related to BSG's distribution network which has resulted in annualized cost savings of at least $14.0 million.

We also offer between 6,000 and 9,000 SKUs of our Sally Beauty Supply products for sale through our website (*www.sallybeauty.com*) and have recently begun to offer between 12,000 and 14,000 SKUs of our BSG products for sale principally through our websites for beauty professionals. We expect electronic commerce, or e-commerce, will increasingly lead to additional higher margin sales for both business segments as a result of the incremental operating expenses (including rent and other occupancy expenses, payroll, and shipping and handling expenses) associated with traditional brick-and-mortar stores. Please see "Risk Factors—Our internet-based business may be unsuccessful or may cause internal channel conflict."

Pursue Strategic Acquisitions and New Territories for Organic Growth

We have completed more than 35 acquisitions during the last 10 years. We believe our experience in identifying attractive acquisition targets, our proven integration process and our highly scalable infrastructure have created a strong platform for potential future acquisitions. Recent acquisitions have included:

- In November 2011, we acquired the Floral Group, a distributor of professional beauty products with 19 stores located in the Netherlands;
- In October 2011, we acquired certain assets and the business of a former exclusive distributor of John Paul Mitchell Systems beauty products with sales primarily in Ohio and West Virginia;
- In October 2010, we acquired Aerial, an 82-store professional-only distributor of beauty products operating in 11 states in the mid-western United States;
- In March 2010, we acquired certain assets and the business of a former exclusive distributor of John Paul Mitchell Systems beauty products with sales primarily in south Florida and certain islands in the Caribbean;
- In December 2009, we acquired Sinelco, a wholesale distributor of professional beauty products located in Belgium with sales throughout Europe;
- In September 2009, we acquired Schoeneman, a 43-store beauty supply chain located in the central northeast United States; and
- In September 2009, we acquired Intersalon, a leading distributor of premier beauty supply products with 16 stores located in Chile.

We intend to continue to identify and evaluate acquisition targets and organic growth targets both domestically and internationally, with a focus on expanding our exclusive BSG territories and allowing Sally Beauty Supply to enter new geographic areas principally outside the U.S. Please see "Risk Factors—We may not be able to successfully identify acquisition candidates or successfully complete desirable acquisitions."

Competition

Although there are a limited number of direct competitors to our business, the beauty industry is highly competitive. In each geographic area in which we operate, we experience competition from domestic and international businesses often with more resources, including mass merchandisers, drug stores, supermarkets and other chains offering similar or substitute beauty products at comparable prices. Our business also faces competition from department stores, as well as from authorized and unauthorized retailers and internet sites offering professional beauty products. In addition, our business competes with local and regional open-line beauty supply stores and full-service distributors selling directly to salons and salon professionals through both professional distributor sales consultants and outlets open only to salons and salon professionals. Our business also faces increasing competition from certain manufacturers that use their own sales forces to distribute their professional beauty products directly or align themselves with our competitors. Some of these manufacturers are vertically integrating through the acquisition of distributors and stores. In addition, these manufacturers may acquire additional brands that we currently distribute and attempt to shift these products to their own distribution channels. Please see "Risk Factors—The beauty products distribution industry is highly competitive and is consolidating" for additional information about our competition.

Customer Service

We strive to complement our extensive merchandise selection and innovative store design with superior customer service. We actively recruit individuals with cosmetology experience because we believe that such individuals are more knowledgeable about the products they sell. Additionally, Sally Beauty Supply recruits individuals with retail experience because we believe their general retail knowledge can be leveraged in the beauty supply industry. We believe that employees' knowledge of the products and ability to demonstrate and explain the advantages of the products increases sales and that their prompt, knowledgeable service fosters the confidence and loyalty of customers and differentiates our business from other professional beauty supply distributors.

We emphasize product knowledge during initial training as well as during ongoing training sessions, with programs intended to provide new associates and managers with significant training. The training programs encompass operational and product training and are designed to increase employee and store productivity. Store employees are also required to participate in training on an ongoing basis to keep up-to-date on products and operational practices.

Most of our stores are staffed with a store manager, and two or three full-time or part-time associates. BSG stores are generally also staffed with an assistant manager. The operations of each store are supervised by a district manager, who reports to a territory manager. A significant number of our store managers and assistant managers are licensed in the cosmetology field. Additionally, in certain geographic areas in the U.S., a significant number of our store personnel, including store managers and assistant managers, speak Spanish as a second language. We believe that these skills enhance our store personnel's ability to serve our customers.

Relationships with Suppliers

We purchase our merchandise directly from manufacturers through supply contracts and by purchase orders. For the fiscal year 2012, our five largest suppliers, The Procter & Gamble Company, or P&G, the Professional Products Division of L'Oreal USA S/D, Inc., or L'Oreal, Conair Corporation, John Paul Mitchell Systems and Shiseido Cosmetics (America) Limited, accounted for approximately 41% of our consolidated merchandise purchases. Products are purchased from these and many other manufacturers on an at-will basis or under contracts which can be terminated without cause upon 90 days' notice or less or expire without express rights of renewal. Such manufacturers could discontinue sales to us at any time or upon short notice. If any of these suppliers discontinued selling or were unable to continue selling to us, there could be a material adverse effect on our business and results of operations.

As is typical in the distribution businesses, relationships with suppliers are subject to change from time to time (including the expansion or loss of distribution rights in various geographies and the addition or loss of product lines). Changes in our relationships with suppliers occur often, and could positively or negatively impact our net sales and operating profits. Please see "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us." However, we believe that we can be successful in mitigating negative effects resulting from unfavorable changes in the relationships between us and our suppliers through, among other things, the development of new or expanded supplier relationships.

Distribution

As of September 30, 2012, we operated mainly through 18 distribution centers, nine of which serviced Sally Beauty Supply and nine of which serviced BSG.

Our purchasing and distribution system is designed to minimize the delivered cost of merchandise and maximize the level of merchandise in-stock in stores. This distribution system also allows for monitoring of delivery times and maintenance of appropriate inventory levels. Product deliveries are typically made to our stores on a weekly basis. Each distribution center has a quality control department that monitors products received from suppliers. We utilize proprietary software systems to provide computerized warehouse locator and inventory support. Please see "Risk Factors—We are not certain that our ongoing cost control plans will continue to be successful."

Management Information Systems

Our management information systems provide order processing, accounting and management information for the marketing, distribution and store operations functions of our business. A significant portion of these systems have been developed internally. The information gathered by the management information systems supports automatic replenishment of in-store inventory and provides support for product purchase decisions. Please see "Risk Factors—We may be adversely affected by any disruption in our information technology systems."

Employees

In our domestic and foreign operations, we had approximately 25,525 employees as of September 30, 2012; consisting of approximately 7,370 salaried, 4,890 hourly and 13,265 part-time employees. We had approximately 24,615 employees as of September 30, 2011; consisting of approximately 7,040 salaried, 4,935 hourly and 12,640 part-time employees. Part-time employees are used to supplement schedules, particularly in North America.

Certain subsidiaries in Mexico have collective bargaining agreements covering warehouse and store personnel which expire at various times over the next several years. We believe that we have good relationships with our employees worldwide.

Management

For information concerning our directors and executive officers, please see "Directors and Executive Officers of the Registrant" in Item 10 of this Annual Report.

Regulation

We are subject to a wide variety of laws and regulations, which historically have not had a material effect on our business. For example, in the U.S., most of the products sold and the content and methods of advertising and marketing utilized are regulated by a host of federal agencies, including, in each case, one or more of the following: the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, and the Consumer Products Safety Commission. The transportation and disposal of many of our products are also subject to federal regulation. State and local agencies regulate many aspects of our business. In marketplaces outside of the U.S., regulation is also comprehensive and focused upon product labeling and safety issues.

As of September 30, 2012, Sally Beauty Supply supplied 25 and BSG supplied 159 franchised stores located in the U.S., Mexico and certain countries in Europe. As a result of these franchisor-franchisee relationships, we are subject to regulation when offering and selling franchises in the applicable countries. The applicable laws and regulations affect our business practices, as franchisor, in a number of ways, including restrictions placed upon the offering, renewal, termination and disapproval of assignment of franchises. To date, these laws and regulations have not had a material effect upon our operations.

Trademarks and Other Intellectual Property Rights

Our trademarks, certain of which are material to our business, are registered or legally protected in the U.S., Canada and other countries in which we operate. Together with our subsidiaries, we own over 270 trademark registrations in the U.S., and over 1,000 trademark registrations outside the U.S. We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect intellectual property rights through a variety of methods, including reliance upon trademark, patent and trade secret laws and confidentiality agreements with many vendors, employees, consultants and others who have access to our proprietary information. The duration of our trademark registrations is generally 10 or 15 years, depending on the country in which a mark is registered, and generally the registrations can be renewed. The scope and duration of intellectual property protection varies by jurisdiction and by individual product.

Access to Public Filings

Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and amendments to such reports are available, without charge, on our website, *www.sallybeautyholdings.com*, as soon as reasonably possible after they are filed electronically with the Securities and Exchange Commission, or SEC, under the Exchange Act. We will provide copies of such reports to any person, without charge, upon written request to our Investor Relations Department at 3001 Colorado Blvd, Denton, TX 76210. The information found on our website shall not be considered to be part of this or any other report filed with or furnished to the SEC.

In addition to our website, you may read and copy public reports we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and other information that we file electronically with the SEC at *www.sec.gov*.

ITEM 1A. RISK FACTORS

The following describes risks that we believe to be material to our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results could be materially and adversely affected. This report also contains forward-looking statements and the following risks could cause our actual results to differ materially from those anticipated in such forward-looking statements.

Risks Relating to Our Business

The beauty products distribution industry is highly competitive and is consolidating.

The beauty products distribution industry is highly fragmented, and there are few significant barriers to entry into the marketplaces for most of the types of products and services we sell. Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional open line beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets. BSG competes with other domestic and international beauty product wholesale and retail suppliers and with manufacturers selling professional beauty products directly to salons and individual salon professionals. We also face competition from authorized and unauthorized retailers as well as e-commerce retailers offering professional salon-only and other products. The availability of diverted professional salon products in unauthorized large format retail stores such as drug stores, grocery stores and others could have a negative impact on our business. The primary competitive factors in the beauty products distribution industry are the price at which we purchase branded and exclusive-label products from manufacturers, the quality, perceived value, consumer brand name recognition, packaging and mix of the products we sell, customer service, the efficiency of our distribution network, and the availability of desirable store locations. Competitive conditions may limit our ability to maintain prices or may require us to reduce prices in efforts to retain business or channel share. Some of our competitors have greater financial and other resources than we do and are less leveraged than our business, and may therefore be able to spend more aggressively on advertising and promotional activities and respond more effectively to changing business and economic conditions. We expect existing competitors, business partners and new entrants to the beauty products distribution industry to constantly revise or improve their business models in response to challenges from competing businesses, including ours. If these competitors introduce changes or developments that we cannot address in a timely or cost-effective manner, our business may be adversely affected.

In addition, our industry is consolidating, which may give our competitors increased negotiating leverage with suppliers and greater marketing resources, resulting in a more effective ability to compete with us. For instance, we may lose customers if those competitors which have broad geographic reach attract additional salons (individual and chain) that are currently BSG customers, or if professional beauty supply manufacturers align themselves with our competitors. For example, BSG's largest supplier, L'Oreal, has been able to shift a material amount of revenue out of the BSG nationwide distribution network and into its own competitive regional distribution networks. L'Oreal has also acquired one manufacturer (that does not currently do business with BSG) and distributors which compete directly with BSG in the southeastern U.S., the midwestern U.S. and the west coast of the U.S. As a result, L'Oreal directly competes with BSG and there can be no assurance that there will not be further revenue losses over time at BSG, due to potential losses of additional L'Oreal related products as well as from the increased competition from L'Oreal-affiliated distribution networks. If L'Oreal (or another direct competitor) were to acquire or otherwise merge with another manufacturer which conducts business with BSG, we could lose that revenue as well. Not only does consolidation in distribution pose risks from competing distributors, but it may also place more leverage in the hands of those manufacturers to negotiate smaller margins on products sold through our network.

If we are unable to compete effectively in our marketplace or if competitors divert our customers away from our networks, it would adversely impact our business, financial condition and results of operations.

We may be unable to anticipate changes in consumer preferences and buying trends or manage our product lines and inventory commensurate with consumer demand.

Our success depends in part on our ability to anticipate, gauge and react in a timely manner to changes in consumer spending patterns and preferences for specific beauty products. If we do not timely identify and properly respond to evolving trends and consumer demands in the marketplace for beauty products and changing consumer demands our sales may decline significantly and we may be required to mark down unsold inventory to prices which can be significantly lower than normal prices, which would adversely impact our margins and could adversely impact our business, financial condition and results of operations. In addition, we depend on our inventory management and information technology systems in order to replenish inventories and deliver products to store locations in response to customer demands. Any systems-related problems could result in difficulties satisfying the demands of customers which, in turn, could adversely affect our sales and profitability.

We expect the aging baby boomer population to drive future growth in professional beauty supply sales through an increase in the use of hair color and hair loss products. Additionally, we expect continuously changing fashion-related trends that drive new hair styles to result in continued demand for hair styling products. Changes in consumer tastes and fashion trends can have an impact on our financial performance. If we are unable to anticipate and respond to trends in the marketplace for beauty products and changing consumer demands, our business could suffer.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons.

Our comparable store sales (which we refer to as "same store sales") and quarterly results of operations have fluctuated in the past and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable store sales and quarterly financial performance, including:

- changes in our merchandising strategy or mix;
- the performance of our new stores;
- our ability to increase sales and meet forecasted levels of profitability at our existing stores;
- the effectiveness of our inventory management;
- the timing and concentration of new store openings, including additional human resource requirements and related pre-opening and other start-up costs;
- levels of pre-opening expenses associated with new stores;
- the effect of our integration of acquired businesses and stores over time;
- the varying cost and profitability of new stores opened in the U.S. and in foreign countries;
- a portion of a typical new store's sales (or sales we make over the internet channel) coming from customers who previously shopped at other existing stores;
- expenditures on our distribution system;
- the timing and effectiveness of our marketing activities, particularly our Sally Beauty Club and ProCard promotions;
- seasonal fluctuations due to weather conditions;
- the level of sales made through our internet channels;
- actions by our existing or new competitors;
- fluctuations over time in the cost to us of products we sell; and
- worldwide economic conditions and, in particular, the retail sales environment in the U.S.

Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may not continue to increase at the same rates as we have recently experienced and may even decrease, which could have a material adverse effect on our business, financial condition and results of operations.

We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us.

We do not manufacture any products we sell, and instead purchase our products from recognized brand manufacturers and private label fillers. We depend on a limited number of manufacturers for a significant percentage of the products we sell. During the fiscal year 2012, our five largest suppliers were Procter & Gamble Co., or P&G, the Professional Products Division of L'Oreal USA—S.D., Inc., or L'Oreal, Conair Corporation, John Paul Mitchell Systems and Shiseido Cosmetics (America) Limited and accounted for approximately 41% of our consolidated merchandise purchases. In addition, one of those suppliers, L'Oreal, represented approximately 14% of BSG's merchandise purchases during the fiscal year 2012. BSG recently reached agreement with L'Oreal to extend the right of BSG to distribute Matrix® and certain other L'Oreal products in BSG East and BSG West, subject to certain conditions, through December 2015.

Since we purchase products from many manufacturers and fillers under at-will contracts and contracts which can be terminated without cause upon 90 days' notice or less, or which expire without express rights of renewal, manufacturers and fillers could discontinue sales to us immediately or upon short notice. Some of our contracts with manufacturers may be terminated if we fail to meet specified minimum purchase requirements. If minimum purchase requirements are not met, we do not have contractual assurances of continued supply. In lieu of termination, a manufacturer may also change the terms upon which it sells, for example, by raising prices or broadening distribution to third parties. Infrequently, a supplier will seek to terminate a distribution relationship through legal action. For these and other reasons, we may not be able to acquire desired merchandise in sufficient quantities or on acceptable terms in the future.

Changes in Sally Beauty Supply's and BSG's relationships with suppliers occur often, and could positively or negatively impact the net sales and operating profits of both business segments. Some of our suppliers may seek to decrease their reliance on distribution intermediaries, including full-service/exclusive and open-line distributors like BSG and Sally Beauty Supply, by promoting their own distribution channels, as discussed above. These suppliers may offer advantages, such as lower prices, when their products are purchased from distribution channels they control. If our access to supplier-provided products were to diminish relative to our competitors or we were not able to purchase products at the same prices as our competitors, our business could be materially and adversely affected. Also, consolidation among suppliers may increase their negotiating leverage, thereby providing them with competitive advantages that may increase our costs and reduce our revenues, adversely affecting our business, financial condition and results of operations. Therefore, there can be no assurance that the impact of these developments, if they were to occur, will not adversely impact revenue to a greater degree than we currently expect or that our efforts to mitigate the impact of these developments will be successful. If the impact of these developments is greater than we expect or our efforts to mitigate the impact of these developments are not successful, this could have a material adverse effect on our business, financial condition or results of operations.

Although we plan to mitigate the negative effects resulting from potential unfavorable changes in our relationships with suppliers, there can be no assurance that our efforts will partially or completely offset the loss of these distribution rights.

Any significant interruption in the supply of products by manufacturers and fillers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

Manufacturers and exclusive-label fillers of beauty supply products are subject to certain risks that could adversely impact their ability to provide us with their products on a timely basis, including inability to procure ingredients, industrial accidents, environmental events, strikes and other labor disputes, union organizing activity, disruptions in logistics or information systems, loss or impairment of key manufacturing sites, product quality control, safety, and licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which neither they nor we have control. In addition, our operating results depend to some extent on the orderly operation of our receiving and distribution processes, which depend on manufacturers' adherence to shipping schedules and our effective management of our distribution facilities and capacity.

If a material interruption of supply occurs, or a significant manufacturer or filler ceases to supply us or materially decreases its supply to us, we may not be able to acquire products with similar quality and consumer brand name recognition as the products we currently sell or to acquire such products in sufficient quantities to meet our customers' demands or on favorable terms to our business, any of which could adversely impact our business, financial condition and results of operations.

If products sold by us are found to be defective in labeling or content, our credibility and that of the brands we sell may be harmed, marketplace acceptance of our products may decrease, and we may be exposed to liability in excess of our products liability insurance coverage and manufacturer indemnities.

We do not control the production process for the products we sell. We may not be able to identify a defect in a product we purchase from a manufacturer or exclusive-label filler before we offer such product for resale. In many cases, we rely on representations of manufacturers and fillers about the products we purchase for resale regarding whether such products have been manufactured in accordance with applicable governmental regulations. Our sale of certain products exposes us to potential product liability claims, recalls or other regulatory or enforcement actions initiated by federal, state or foreign regulatory authorities or through private causes of action. Such claims, recalls or actions could be based on allegations that, among other things, the products sold by us are misbranded, contain contaminants or impermissible ingredients, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. Claims against us could also arise as a result of the misuse by purchasers of such products or as a result of their use in a manner different than the intended use. We may be required to pay for losses or injuries actually or allegedly caused by the products we sell and to recall any product we sell that is alleged to be or is found to be defective.

Any actual defects or allegations of defects in products sold by us could result in adverse publicity and harm our credibility or the credibility of the manufacturer, which could adversely affect our business, financial condition and results of operations. Although we may have indemnification rights against the manufacturers of many of the products we distribute and rights as an "additional insured" under the manufacturers' insurance policies, it is not certain that any manufacturer or insurer will be financially solvent and capable of making payment to any party suffering loss or injury caused by products sold by us. Further, some types of actions and penalties, including many actions or penalties imposed by governmental agencies and punitive damages awards, may not be remediable through reliance on indemnity agreements or insurance. Furthermore, potential product liability claims may exceed the amount of indemnity or insurance coverage or be excluded under the terms of an indemnity agreement or insurance policy and claims for indemnity or reimbursement by us may require us to expend significant resources and may take years to resolve. If we are forced to expend significant resources and time to resolve such claims or to pay material amounts to satisfy such claims, it could have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected if we do not comply with laws and regulations or if we become subject to additional or more stringent laws and regulations.

We are subject to a number of federal, state and local laws and regulations in the U.S., as well as applicable laws and regulations in each foreign marketplace in which we do business. These laws and regulations govern the composition, packaging, labeling and safety of the products we sell, as well as the methods we use to sell and import these products. Non-compliance with applicable laws and regulations of governmental authorities, including the FDA and similar authorities in other jurisdictions, by us or the manufacturers and fillers of the products sold by us could result in fines, product recalls and enforcement actions, and otherwise restrict our ability to market certain products, which could adversely affect our business, financial condition and results of operations. The laws and regulations applicable to us or manufacturers of the products sold by us may become more stringent. Continued legal compliance could require the review and possible reformulation or relabeling of certain products, as well as the possible removal of some products from the marketplace. Legal compliance could also lead to considerably higher internal regulatory costs. Manufacturers may try to recover some or all of any increased costs of compliance by increasing the prices at which we purchase products, and we may not be able to recover some or all of such increased cost in our own prices to our customers. We are also subject to state and local laws and regulations that affect our franchisor-franchisee relationships. Increased compliance costs and the loss of sales of certain products due to more stringent or new laws and regulations could adversely affect our business, financial condition and results of operations.

Laws and regulations impact our business in many areas that have no direct relation to the products we sell. For example, as a public company, we are subject to a number of laws and regulations related to the disclosure of financial and other information about us, as well as the issuance and sale of our securities. Another area of intense regulation is that of the relationships we have with our employees, including compliance with many different wage and hour and nondiscrimination related regulatory schemes. Violation of any of the laws or regulations governing our business or the assertion of individual or class-wide claims could have an adverse effect on our business, financial condition and results of operations.

Product diversion could have an adverse impact on our revenues.

The majority of the products that BSG sells, including those sold by our Armstrong McCall franchisees, are meant to be used exclusively by salons and individual salon professionals or are meant to be sold exclusively by the purchasers, such as salons, to their retail consumers. However, despite our efforts to prevent diversion, incidents of product diversion occur, whereby our products are sold by these purchasers (and possibly by other bulk purchasers such as franchisees) to wholesalers and ultimately to general merchandise retailers, among others. These retailers, in turn, sell such products to consumers. The diverted product may be old, tainted or damaged and sold through unapproved outlets, all of which could diminish the value of the particular brand. In addition, such diversion may result in lower net sales for BSG should consumers choose to purchase diverted products from retailers rather than purchasing from our customers, or choose other products altogether because of the perceived loss of brand prestige.

In the BSG arena, product diversion is generally prohibited under our manufacturers' contracts, and we are often under a contractual obligation to stop selling to salons, salon professionals and other bulk purchasers which engage in product diversion. If we fail to comply with our anti-diversion obligations under these manufacturers' contracts, (including any known diversion of products sold through our Armstrong McCall franchisees), these contracts could be adversely affected or even terminated. In addition, our investigation and enforcement of our anti-diversion obligations may result in reduced sales to our customer base, thereby decreasing our revenues and profitability.

BSG's financial results are affected by the financial results of BSG's franchised-based business (Armstrong McCall).

BSG receives revenue from products purchased by Armstrong McCall franchisees. Accordingly, a portion of BSG's financial results is to an extent dependent upon the operational and financial success of these franchisees, including their implementation of BSG's strategic plans. If sales trends or economic conditions worsen for Armstrong McCall's franchisees, their financial results may worsen. Additionally, the failure of Armstrong McCall franchisees to renew their franchise agreements, any requirement that Armstrong McCall restructure its franchise agreements in connection with such renewals, or any failure of Armstrong McCall to meet its obligations under its franchise agreements, could result in decreased revenues for BSG or create legal issues with our franchisees or with manufacturers.

Our internet-based business may be unsuccessful or may cause internal channel conflict.

We offer many of our beauty products for sale through our websites in the U.S. (such as *www.sallybeauty.com, www.cosmoprofbeauty.com* and *www.ebobdirect.com*) and abroad. Therefore, we encounter risks and difficulties frequently experienced in internet-based businesses, including risks related to our ability to attract and retain customers on a cost-effective basis and our ability to operate, support, expand and develop our internet operations, websites and software and other related operational systems. In addition, our internet-based business may reduce the financial performance of our Sally Beauty Supply and other stores. For example, customers may choose to shop online rather than purchasing products from our Sally Beauty Supply stores. Although we believe that our participation in both e-commerce and physical store sales is a distinct advantage for us due to synergies and the potential for new customers, conflicts between these offerings could create issues that have the potential to adversely affect our results of operations. For example, such conflict could cause some of our current or potential internet customers to consider competing distributors of beauty products. These events could have an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully identify acquisition candidates or successfully complete desirable acquisitions.

In the past several years, we have completed multiple acquisitions and we intend to pursue additional acquisitions in the future. We actively review acquisition prospects which would complement our existing lines of business, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will continue to identify suitable acquisition candidates.

If suitable candidates are identified, sufficient funds may not be available to make such acquisitions. We compete against many other companies, some of which are larger and have greater financial and other resources than we do. Increased competition for acquisition candidates could result in fewer acquisition opportunities and higher acquisition prices. In addition, we are highly leveraged and the agreements governing our indebtedness contain limits on our ability to incur additional debt to pay for acquisitions. Additionally, the amount of equity that we can issue to make acquisitions or raise additional capital is severely limited. We may be unable to finance acquisitions that would increase our growth or improve our financial and competitive position. To the extent that debt financing is available to finance acquisitions, our net indebtedness could increase as a result of any acquisitions.

If we acquire any businesses in the future, they could prove difficult to integrate, disrupt our business or have an adverse effect on our results of operations.

Any acquisitions that we do make may be difficult to integrate profitably into our business and may entail numerous risks, including:

- difficulties in assimilating acquired operations, stores or products, including the loss of key employees from acquired businesses;
- difficulties and costs associated with integrating and evaluating the distribution or information systems and/or internal control systems of acquired businesses;
- expenses associated with the amortization of identifiable intangible assets;
- problems retaining key technical, operational and administrative personnel;
- diversion of management's attention from our core business, including loss of management focus on marketplace developments;
- complying with foreign regulatory requirements, including multi-jurisdictional competition rules and restrictions on trade/imports;
- enforcement of intellectual property rights in foreign countries;
- adverse effects on existing business relationships with suppliers and customers, including the potential loss of suppliers of the acquired businesses;
- operating inefficiencies and negative impact on profitability;
- entering geographic areas or channels in which we have limited or no prior experience; and

- those related to general economic and political conditions, including legal and other barriers to cross-border investment in general, or by U.S. companies in particular.

In addition, during the acquisition process, we may fail or be unable to discover some of the liabilities of businesses that we acquire. These liabilities may result from a prior owner's noncompliance with applicable laws and regulations. Acquired businesses may also not perform as we expect or we may not be able to obtain the expected financial improvements in the acquired businesses.

If we are unable to profitably open and operate new stores, our business, financial condition and results of operations may be adversely affected.

Our future growth strategy depends in part on our ability to open and profitably operate new stores in existing and additional geographic areas. The capital requirements to open a U.S.-based Sally Beauty Supply or BSG store, excluding inventory, average approximately $70,000 and $80,000, respectively, with the capital requirements for international stores costing less or substantially more depending upon the marketplace. Despite these relatively low opening costs, we may not be able to open all of the new stores we plan to open and any new stores we open may not be profitable, either of which could have a material adverse impact on our financial condition or results of operations. There are several factors that could affect our ability to open and profitably operate new stores, including:

- the inability to identify and acquire suitable sites or to negotiate acceptable leases for such sites;
- proximity to existing stores that may reduce the new store's sales or the sales of existing stores;
- difficulties in adapting our distribution and other operational and management systems to an expanded network of stores;
- the potential inability to obtain adequate financing to fund expansion because of our high leverage and limitations on our ability to issue equity under our credit agreements, among other things;
- increased (and sometimes unanticipated) costs associated with opening stores in international locations;
- difficulties in obtaining any governmental and third-party consents, permits and licenses;
- limitations on capital expenditures which may be included in financing documents that we enter into; and
- difficulties in adapting existing operational and management systems to the requirements of national or regional laws and local ordinances.

In addition, as we continue to open new stores, our management, as well as our financial, distribution and information systems, and other resources will be subject to greater demands. If our personnel and systems are unable to successfully manage this increased burden, our results of operations may be materially affected.

The health of the economy in the channels we serve may affect consumer purchases of discretionary items such as beauty products and salon services, which could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may be materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and internationally. Concerns over inflation, employment, energy costs, geopolitical issues, terrorism, the availability and cost of credit, the mortgage market, sovereign and private banking systems, sovereign deficits and increasing debt burdens and the real estate and other financial markets in the U.S. and Europe have contributed to increased volatility and diminished expectations for the U.S. and certain foreign economies. We appeal to a wide demographic consumer profile and offer a broad selection of beauty products sold directly to retail consumers and salons and salon professionals. Continued uncertainty in the economy could adversely impact consumer purchases of discretionary items such as beauty products, as well as adversely impact the frequency of salon services performed by professionals using products purchased from us. Factors that could affect consumers' willingness to make such discretionary purchases include: general business conditions, levels of employment, interest rates, tax rates, the availability of consumer credit and consumer confidence in future economic conditions. In the event of a prolonged economic downturn or acute recession, consumer spending habits could be adversely affected and we could experience lower than expected net sales. In addition, a reduction in traffic to, or the closing of, the other destination retailers in the shopping areas where our stores are located could significantly reduce our sales and leave us with unsold inventory. The economic climate could also adversely affect our vendors. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are not certain that our ongoing cost control plans will continue to be successful.

Our business strategy substantially depends on continuing to control or reduce operating expenses. In furtherance of this strategy, we have engaged in ongoing activities to reduce or control costs, some of which are complicated and require us to expend significant resources to implement. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, specifically our trademarks and service marks, our ability to compete could be negatively impacted.

The success of our business depends to a certain extent upon the value associated with our intellectual property rights. We own certain trademark and service mark rights used in connection with our business including, but not limited to, "Sally," "Sally Beauty," "Sally Beauty Supply," "Sally Beauty Club Card," "BSG," "CosmoProf," "Proclub," "Armstrong McCall," "ion," "Beyond the Zone" and "Salon Services." We protect our intellectual property rights through a variety of methods, including, but not limited to, applying for and obtaining trademark protection in the U.S., Canada and other countries throughout the world in which our business operates. We also rely on trade secret laws, in addition to confidentiality agreements with vendors, employees, consultants and others who have access to our proprietary information. While we intend to vigorously protect our trademarks against infringement, we may not be successful. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The costs required to protect our intellectual property rights and trademarks are expected to continue to be substantial.

We may have to defend our rights in intellectual property that we use in certain of our products, and we could be found to infringe the intellectual property rights of others, which could be disruptive and expensive to our business.

The industry in which we operate is marked by a large number of copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. At any time, a third-party may assert that our products violate such party's intellectual property rights. Successful intellectual property claims against us could result in significant financial liability to us or prevent us from selling certain of our products. In addition, resolution of claims may require us to redesign our products, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, or to cease using the intellectual property rights. Any claim, regardless of its merits, could be expensive and time consuming to defend against and divert the attention of our management resources.

Our ability to conduct business in international marketplaces may be affected by legal, regulatory and economic risks.

Our ability to capitalize on growth in new international marketplaces and to grow or maintain our current level of operations in our existing international marketplaces is subject to risks associated with our international operations. These risks include: unexpected changes in regulatory requirements, trade barriers to some international marketplaces, economic and foreign currency fluctuations, potential difficulties in enforcing contracts, increasing levels of violence or terrorism, an inability to properly protect assets (including intellectual property), an inability to collect receivables, potential tax liabilities associated with repatriating funds from foreign operations and difficulties and costs of staffing, managing and accounting for foreign operations.

We may be adversely affected by any disruption in our information technology systems.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon such information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, to coordinate our sales activities across all of our products and services and to coordinate our administrative activities. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events (caused by us, by our service providers or others) or by computer viruses, physical or electronic break-ins and similar disruptions affecting the internet. Such delays, problems or costs may have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we continuously need to improve and upgrade our systems and infrastructure while maintaining their reliability and integrity. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that the volume of business will increase. For example, we are in the process of designing and implementing a standardized ERP system internationally over the next few years. In addition, we are currently implementing new point-of-sale systems in a number of our divisions, which we anticipate will provide significant benefits, including enhanced tracking of customer sales. These and any other required upgrades to our systems and information technology, or new technology, now and in the future, will require that our management and resources be diverted from our core business to assist in meeting implementation objectives. Many of our systems are proprietary, and as a result our options are limited in seeking third-party help with the operation and upgrade of those systems. There can be no assurance that the time and resources our management will need to devote to operations and upgrades, any delays due to the installation of any upgrade (and customer issues therewith), any resulting service outages, or the impact on the reliability of our data from any upgrade or any legacy system, will not have a material adverse effect on our business, financial condition or results of operations.

The occurrence of natural disasters or acts of violence or terrorism could adversely affect our operations and financial performance.

The occurrence of natural disasters or acts of violence or terrorism could result in physical damage to our properties, the temporary closure of stores or distribution centers, the temporary lack of an adequate work force, the temporary or long-term disruption in the supply of products (or a substantial increase in the cost of those products) from domestic or foreign suppliers, the temporary disruption in the delivery of goods to our distribution centers (or a substantial increase in the cost of those deliveries), the temporary reduction in the availability of products in our stores, and/or the temporary reduction in visits to stores by customers.

If one or more natural disasters or acts of violence or terrorism were to impact our business, we could, among other things, incur significantly higher costs and longer lead times associated with distributing products. Furthermore, insurance costs associated with our business may rise significantly in the event of a large scale natural disaster or act of violence or terrorism.

Our accounting and other management systems, controls and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are subject.

As a publicly-traded company, we are subject to reporting and other obligations under the Exchange Act and other federal securities regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. These obligations place significant demands on our management, administrative and operational resources, including accounting resources. As a public company, we incur significant legal, accounting and other expenses. We also have significant compliance costs under SEC and New York Stock Exchange rules and regulations.

In addition, as a public company we are subject to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which require us to include in our Annual Report on Form 10-K our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting. Furthermore, our independent registered public accounting firm must attest to and report on the effectiveness of such internal controls. If we fail to properly assess and/or achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with Section 404. Moreover, effective internal controls are necessary to help prevent financial fraud. Any adverse finding could result in a negative reaction in the financial marketplace due to loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our securities.

To comply with these requirements, we are continuously upgrading our systems, including information technology systems, and implementing additional financial and management controls and disclosure processes, reporting systems and procedures. These and any other modifications to our financial and management controls and disclosure processes, reporting systems, information technology systems and procedures under the financial reporting requirements and other rules that apply to us, now and in the future, will require that our management and resources be diverted from our core business to assist in compliance with the requirements. There can be no assurance that the time and resources our management will need to devote to the requirements, any delays due to the installation of any upgrade, any resulting service outages, and any impact on the reliability of our data from an upgrade will not have a material adverse effect on our business, financial condition or results of operations.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from operations to allow us and them to make scheduled payments on our obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. We cannot assure you that the cash flow and earnings of our operating subsidiaries will be adequate for our subsidiaries to service their debt obligations. If our subsidiaries do not generate sufficient cash flow from operations to satisfy corporate obligations, we may have to: undertake alternative financing plans (such as refinancing), restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

Furthermore, we and our subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends or making loans to us.

Risks Relating to Our Substantial Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health, our ability to obtain financing in the future and our ability to react to changes in our business.

In connection with the Separation Transactions, certain of our subsidiaries, including Sally Holdings LLC, which we refer to as Sally Holdings, incurred approximately $1,850.0 million in debt. As of September 30, 2012, we had an aggregate principal amount of approximately $1,617.2 million of outstanding debt, including capital lease obligations, and a total debt to equity ratio of −14.1:1.00.

Our substantial debt could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;
- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes;
- require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flows to fund working capital, capital expenditures and other general corporate purposes;
- restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, which could limit our ability to conduct repurchases of our own equity securities or pay dividends to our stockholders, thereby limiting our ability to enhance stockholder value through such transactions;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations (because a portion of our borrowings are at variable rates of interest), including borrowings under our senior secured term loan facilities and our asset-based senior secured loan facility, which we refer to collectively as the senior secured credit facilities;
- place us at a competitive disadvantage compared to our competitors with proportionately less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;
- limit our ability to refinance indebtedness or cause the associated costs of such refinancing to increase; and
- limit our flexibility to adjust to changing market conditions and ability to withstand competitive pressures, or prevent us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. As of September 30, 2012, our senior credit facility provided us commitments for additional borrowings of up to approximately $377.8 million under the asset-based senior secured loan (or ABL) facility, subject to borrowing base limitations. If new debt is added to our current debt levels, the related risks that we face would increase, and we may not be able to meet all our debt obligations. In addition, the agreements governing our asset-based senior secured loan (or ABL) facility (the "ABL facility") as well as the indentures governing our senior notes due 2019 and senior notes due 2022, which we refer to collectively as the Notes, do not prevent us from incurring obligations that do not constitute indebtedness.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

The ABL facility contains covenants that, among other things, restrict Sally Holdings and its subsidiaries' ability to:

- change their line of business;
- engage in certain mergers, consolidations and transfers of all or substantially all of their assets;
- make certain dividends, stock repurchases and other distributions;
- make acquisitions of all of the business or assets of, or stock representing beneficial ownership of, any person;
- dispose of certain assets;
- make voluntary prepayments on the Notes or make amendments to the terms thereof;
- prepay certain other debt or amend specific debt agreements;
- change the fiscal year of Sally Holdings or its direct parent; and
- create or incur negative pledges.

In addition, if Sally Holdings fails to maintain a specified minimum level of borrowing capacity under the ABL facility, it will then be obligated to maintain a specified fixed-charge coverage ratio. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy.

The indentures governing the Notes also contain restrictive covenants that, among other things, limit our ability and the ability of Sally Holdings and its restricted subsidiaries to:

- dispose of assets;
- incur additional indebtedness (including guarantees of additional indebtedness);
- pay dividends, repurchase stock or make other distributions;
- prepay subordinated debt;
- create liens on assets (which, in the case of the senior subordinated notes, would be limited in applicability to liens securing *pari passu* or subordinated indebtedness);

- make investments (including joint ventures);
- engage in mergers, consolidations or sales of all or substantially all of Sally Holdings' assets;
- engage in certain transactions with affiliates; and
- permit restrictions on Sally Holdings' subsidiaries' ability to pay dividends.

The restrictions in the indentures governing our Notes and the terms of our senior credit facility may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that our subsidiaries, which are borrowers under these agreements, will be granted waivers or amendments to these agreements if they are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in the senior credit facility and the indentures for the Notes may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants and restrictions could result in a default under either the senior credit facility or the indentures that would permit the applicable lenders or note holders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay debt, lenders having secured obligations, such as the lenders under the ABL facility, could proceed against the collateral securing the debt. In any such case, our subsidiaries may be unable to borrow under the ABL facility and may not be able to repay the amounts due under the Notes. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to service all of our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control, described under "—Risks Relating to Our Business" above.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our ABL facility and the indentures governing the Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions. We cannot assure you we will be able to consummate those sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

The impairment of other financial institutions could adversely affect us.

We have exposure to different counterparties with regard to our foreign currency forwards. These transactions expose us to credit risk in the event of default of our counterparty. We also have exposure to financial institutions used as depositories of our corporate cash balances. If our counterparties and financial institutions become impaired or insolvent, this could have serious consequences to our financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Substantially all of our store and warehouse locations are leased; while our corporate headquarters and five warehouses/distribution centers are owned. The average store lease is for a term of five years with customary renewal options. The following table provides the number of stores in the U.S. and globally, as of September 30, 2012:

	Sally Beauty Supply		Beauty Systems Group	
Location	**Company-Operated**	**Franchise**	**Company-Operated**	**Franchise**
United States (excluding Puerto Rico)	2,596	—	933	129
Puerto Rico	42	—	2	—
International:				
United Kingdom	236	5	—	—
Belgium	34	6	—	—
Canada	81	—	96	—
Chile	33	—	—	—
France	42	3	—	—
Germany	35	—	—	—
Netherlands	22	—	—	—
Mexico	149	—	—	30
Other	14	11	—	—
Total International	646	25	96	30
Total Store Count	3,284	25	1,031	159

The following table provides locations for our significant offices and warehouses and corporate headquarters, as of September 30, 2012:

Location	Type of Facility	Sq. Feet	Business Segment
Company-Owned Properties:			
Denton, Texas	Corporate Headquarters	N/A	(1)(2)
Reno, Nevada	Warehouse	253,000	(1)
Columbus, Ohio	Warehouse	246,000	(1)
Jacksonville, Florida	Warehouse	237,000	(1)
Denton, Texas	Office, Warehouse	114,000	(1)(2)
Marinette, Wisconsin	Office, Warehouse	99,000	(2)
Leased Properties:			
Greenville, Ohio	Office, Warehouse	246,000	(2)
Fresno, California	Warehouse	200,000	(2)
Blackburn, Lancashire, England	Warehouse	192,000	(1)
Pottsville, Pennsylvania	Office, Warehouse	140,000	(2)
Clackamas, Oregon	Warehouse	104,000	(2)
Spartanburg, South Carolina	Warehouse	100,000	(2)
Thornliebank, Scotland	Office, Warehouse	94,000	(1)
Ronse, Belgium	Office, Warehouse	91,000	(1)
Gent, Belgium	Office, Warehouse	83,000	(1)
Calgary, Alberta, Canada	Warehouse	62,000	(2)
Mississauga, Ontario, Canada	Office, Warehouse	60,000	(2)
Lincoln, Nebraska	Warehouse	54,000	(2)
Guadalupe, Nuevo Leon, Mexico	Warehouse	40,000	(1)(2)

(1) Sally Beauty Supply
(2) BSG

ITEM 3. LEGAL PROCEEDINGS

We are involved, from time to time, in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of these matters. We do not believe that the ultimate resolution of these matters will have a material adverse impact on our consolidated financial position, cash flows or results of operations.

On March 22, 2011, Mixed Chicks, LLC, a hair care product manufacturer, brought an action against us in the Central District of California alleging that certain of our marks and trade dress infringed on certain of its rights and trade dress. Mixed Chicks, LLC sought damages and injunctive relief. The Company believed, and continues to believe that it did not infringe upon the rights and trade dress of Mixed Chicks, LLC. After conclusion of a trial, however, on November 2, 2012, a jury found that infringement had occurred on the trademark and trade dress in question and awarded Mixed Chicks, LLC $839,535 in actual damages and $7,275,000 in punitive damages. The court could also, in its discretion, require us to disgorge profits earned from the sale of the MIXED SILK products and pay Mixed Chicks, LLC its reasonable fees and costs incurred in the case. Based upon the verdict rendered, we have recorded $10.2 million in legal settlement costs, which we believe to be our best estimate of the potential loss. We intend to appeal this decision and continue to vigorously pursue this matter.

We are subject to a number of U.S., federal, state and local laws and regulations, as well as the laws and regulations applicable in each foreign country or jurisdiction in which we do business. These laws and regulations govern, among other things, the composition, packaging, labeling and safety of the products we sell, the methods we use to sell these products and the methods we use to import these products. We believe that we are in material compliance with such laws and regulations, although no assurance can be provided that this will remain true going forward.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange, Inc., or the NYSE, under the symbol "SBH." Prior to the Separation Transactions, there was no established public trading market for our common stock. The following table sets forth the high and low sales prices of our common stock, as reported by the NYSE, during the fiscal years ended September 30, 2012 and 2011.

Quarter Ended	High	Low
Fiscal Year 2012:		
September 30, 2012	$28.29	$23.95
June 30, 2012	$28.35	$24.65
March 31, 2012	$25.63	$19.63
December 31, 2011	$21.85	$15.93
Fiscal Year 2011:		
September 30, 2011	$18.62	$14.88
June 30, 2011	$17.80	$13.16
March 31, 2011	$15.31	$12.49
December 31, 2010	$15.09	$10.85

Holders

As of November 9, 2012, there were 1,197 stockholders of record of our common stock.

Dividends

We have not declared or paid dividends at any time during the two fiscal years prior to the date of this Annual Report.

We currently anticipate that we will retain future earnings to support our growth strategy or to repay outstanding debt. We do not anticipate paying regular cash dividends on our common stock in the foreseeable future. Any payment of future cash dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions (including those present in the agreements and instruments governing our debt) and general business conditions. We depend on our subsidiaries for cash and unless we receive dividends, distributions, advances, transfers of funds or other cash payments from our subsidiaries, we will be unable to pay any cash dividends on our common stock in the future. However, none of our subsidiaries are obligated to make funds available to us for payment of dividends. Further, the terms of our subsidiaries' debt agreements and instruments significantly restrict the ability of our subsidiaries to make certain Restricted Payments to us. Finally, we and our subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends or making loans to us. Please see "Risk Factors—Risks Relating to Our Substantial Indebtedness" and Note 14 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data."

Performance Graph

The following illustrates the comparative total return among Sally Beauty, the Dow Jones U.S. Specialty Retailers Index and the S&P 500 Index assuming that $100 was invested on September 30, 2007 and that dividends, if any, were reinvested for the fiscal year included in the data:



$350
$300
$250
$200
$150
$100
$50
$0
9/07
3/08
9/08
3/09
9/09
3/10
9/10
3/11
9/11
3/12
9/12
Sally Beauty Holdings, Inc.
S&P 500
Dow Jones US Specialty Retailers TSM

The Dow Jones U.S. Specialty Retailers Index (NYSE: DJUSRS) is a comprehensive view of entities which are primarily in the retail sector in the U.S. Sally Beauty is one of the issuers included in this index.

	9/07	3/08	9/08	3/09	9/09	3/10	9/10	3/11	9/11	3/12	9/12
Sally Beauty Holdings, Inc.	**100.00**	**81.66**	**101.78**	**67.22**	**84.14**	**105.56**	**132.54**	**165.80**	**196.45**	**293.49**	**296.92**
S&P 500	**100.00**	**87.54**	**78.02**	**54.20**	**72.63**	**81.17**	**80.01**	**93.87**	**80.93**	**101.88**	**105.37**
Dow Jones US Specialty Retailers TSM	**100.00**	**84.56**	**77.51**	**67.08**	**83.97**	**97.32**	**105.24**	**118.52**	**108.87**	**137.35**	**130.74**

This data assumes that $100 was invested on September 30, 2007 in the Company's common stock and in each of the indexes shown and that all dividends are reinvested. The Company did not declare dividends during the period covered by this table. Stockholder returns shown should not be considered indicative of future stockholder returns.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected financial data of Sally Beauty for the each of the years in the five-year period ended September 30, 2012 (dollars in thousands, except per share data):

	Fiscal Year Ended September 30,				
	2012	2011	2010	2009	2008
Results of operations information:					
Net sales	$3,523,644	$3,269,131	$2,916,090	$2,636,600	$2,648,191
Cost of products sold and distribution expenses	1,780,385	1,674,526	1,511,716	1,393,283	1,413,597
Gross profit	1,743,259	1,594,605	1,404,374	1,243,317	1,234,594
Selling, general and administrative expenses(a)	1,179,206	1,086,414	1,012,321	899,415	903,146
Depreciation and amortization	64,698	59,722	51,123	47,066	48,533
Operating earnings	499,355	448,469	340,930	296,836	282,915
Interest expense(b)	138,412	112,530	112,982	132,022	159,116
Earnings before provision for income taxes	360,943	335,939	227,948	164,814	123,799
Provision for income taxes	127,879	122,214	84,120	65,697	46,222
Net earnings	$ 233,064	$ 213,725	$ 143,828	$ 99,117	$ 77,577
Earnings per share					
Basic	$ 1.27	$ 1.17	$ 0.79	$ 0.55	$ 0.43
Diluted	$ 1.24	$ 1.14	$ 0.78	$ 0.54	$ 0.42
Weighted average shares, basic	183,420	183,020	181,985	181,691	181,189
Weighted average shares, diluted	188,610	188,093	184,088	183,306	182,704
Operating data:					
Number of stores (at end of period):					
Sally Beauty Supply	3,309	3,158	3,032	2,923	2,844
Beauty Systems Group	1,190	1,151	1,027	991	929
Consolidated	4,499	4,309	4,059	3,914	3,773
Professional distributor sales consultants (at end of period)	1,044	1,116	1,051	1,022	984
Same store sales growth(c):					
Sally Beauty Supply	6.5%	6.3%	4.1%	2.1%	1.2%
Beauty Systems Group	6.1%	5.5%	6.2%	1.0%	6.9%
Consolidated	6.4%	6.1%	4.6%	1.8%	2.6%
Financial condition information (at end of period):					
Working capital	$ 686,519	$ 419,142	$ 387,123	$ 341,733	$ 367,198
Cash, cash equivalents and short-term investments	240,220	63,481	59,494	54,447	99,788
Property, plant and equipment, net	202,661	182,489	168,119	151,252	156,260
Total assets	2,065,800	1,728,600	1,589,412	1,490,732	1,527,023
Long-term debt, excluding current maturities(b)	1,615,322	1,410,111	1,559,591	1,653,013	1,724,684
Stockholders' deficit	(115,085)	$ (218,982)	$ (461,272)	$ (615,451)	$ (702,960)

(a) Selling, general and administrative expenses for the fiscal years 2012, 2011, 2010, 2009 and 2008 include share-based compensation expenses of $16.9 million, $15.6 million, $12.8 million, $8.6 million and $10.2 million, respectively. In the fiscal year 2012, selling, general and administrative expenses reflect a $10.2 million charge resulting from a loss contingency and, in the fiscal year 2011, selling, general and administrative expenses reflect a net favorable impact of $21.3 million, including a $27.0 million credit from a litigation settlement and certain non-recurring charges of $5.7 million.

(b) Long-term debt primarily represents debt incurred in connection with the Separation Transactions and interest expense is related mainly to such indebtedness. In the fiscal year 2012, interest expense reflects non-recurring charges of $37.8 million related to our redemption of certain senior notes and senior subordinated notes and our repayment in full of the term loan B, including unamortized deferred financing costs expensed and call premiums paid. Please see Note 14 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data" for additional information about the Company's debt.

(c) Same stores are defined as company-operated stores that have been open for at least 14 months as of the last day of a month. Our same store sales are calculated in constant dollars and include internet-based sales (beginning in fiscal year 2009) and store expansions, if applicable, but do not generally include the sales from stores relocated until at least 14 months after the relocation. The sales from stores acquired are excluded from our same store sales calculation until at least 14 months after the acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section discusses management's view of the financial condition as of September 30, 2012 and 2011, and the results of operations and cash flows for the three fiscal years in the period ended September 30, 2012, of Sally Beauty. This section should be read in conjunction with the audited consolidated financial statements of Sally Beauty and the related notes included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations section contains forward-looking statements. Please see "Cautionary Notice Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements.

Highlights of the Fiscal Year Ended September 30, 2012:

- Our consolidated sales from company-operated stores that have been open for at least 14 months as of the last day of a month, which we refer to as same store sales, increased 6.4% for the fiscal year ended September 30, 2012;
- Our consolidated net sales for the fiscal year ended September 30, 2012 increased by $254.5 million, or 7.8%, to $3,523.6 million compared to the fiscal year ended September 30, 2011. Net sales for the fiscal year ended September 30, 2012 reflect approximately $26.3 million, or 0.7%, in negative impact from changes in foreign currency exchange rates;
- Our consolidated gross profit for the fiscal year ended September 30, 2012 increased by $148.7 million, or 9.3%, to $1,743.3 million compared to the fiscal year ended September 30, 2011. As a percentage of net sales, gross profit increased to 49.5% for the fiscal year ended September 30, 2012, compared to 48.8% for the fiscal year ended September 30, 2011;
- Our consolidated operating earnings for the fiscal year ended September 30, 2012 increased by $50.9 million, or 11.3%, to $499.4 million compared to the fiscal year ended September 30, 2011. As a percentage of net sales, operating earnings increased to 14.2% for the fiscal year ended September 30, 2012, compared to 13.7% for the fiscal year ended September 30, 2011;
- Sally Beauty Supply and BSG opened or acquired 151 and 36 net new stores, respectively, during the fiscal year ended September 30, 2012, excluding franchised stores;
- Cash provided by operations increased by $5.7 million, or 2.0%, to $297.6 million for the fiscal year ended September 30, 2012, compared to $291.8 million for the fiscal year ended September 30, 2011;
- In November 2011, we acquired Kappersservice Floral B.V. and two related companies (together, the "Floral Group"), a distributor of professional beauty products then with 19 stores located in the Netherlands, for approximately €22.8 million (approximately $31.2 million);
- In December 2011, we redeemed our 9.25% senior notes due 2014 and 10.50% senior subordinated notes due 2016 with the net proceeds from our November 2011 issuance of $750.0 million aggregate principal amount of our 6.875% senior notes due 2019;
- In May 2012, we repurchased (and subsequently retired) approximately 7.6 million shares of our common stock in a private transaction for $200.0 million in cash. We funded this transaction primarily with borrowings in the amount of $160.0 million under our asset-based senior secured loan (or ABL) facility (the "ABL facility") and with cash from operations;
- Also in May 2012, we issued $700.0 million aggregate principal amount of 5.75% senior notes due 2022 and repaid in full our borrowings (approximately $596.9 million) under the senior term loan B

and approximately $90.0 million of our borrowing under the ABL facility with the net proceeds from such debt issuance;

- In July 2012, the CDR Investors completed their successful disposition of all of their shares of our common stock;
- In August 2012, we announced a $300.0 million share repurchase program;
- In September 2012, we issued an additional $150.0 million aggregate principal amount of our 5.75% senior notes due 2022. The proceeds from this issuance are intended for general corporate purposes; and
- For the fiscal year ended September 30, 2012, interest expense includes losses on extinguishment of debt in the aggregate amount of $37.8 million related to our redemption of our senior notes and senior subordinated notes and repayment in full of borrowings under the senior term loan B (including unamortized deferred financing costs expensed in connection with the debt redeemed or repaid and call premiums paid to redeem our senior notes and senior subordinated notes).

Overview

Description of Business

We operate primarily through two business units, Sally Beauty Supply and Beauty Systems Group, or BSG. Through Sally Beauty Supply and BSG, we operated a multi-channel platform of 4,315 company-operated stores and supplied 184 franchised stores, primarily in North America, South America and selected European countries, as of September 30, 2012. We are the largest distributor of professional beauty supplies in the U.S. based on store count. Within BSG, we also have one of the largest networks of professional distributor sales consultants in North America. We provide our customers with a wide variety of leading third-party branded and exclusive-label professional beauty supplies, including hair color products, hair care products, styling appliances, skin and nail care products and other beauty items. Sally Beauty Supply stores target retail consumers and salon professionals, while BSG exclusively targets salons and salon professionals. For the year ended September 30, 2012, our consolidated net sales and operating earnings were $3,523.6 million and $499.4 million, respectively.

We believe Sally Beauty Supply is the largest open-line distributor of professional beauty supplies in the U.S. based on store count. As of September 30, 2012, Sally Beauty Supply operated 3,284 company-operated retail stores, 2,596 of which are located in the U.S., with the remaining 688 company-operated stores located in Puerto Rico, Canada, Mexico, Chile, the United Kingdom, Ireland, Belgium, France, Germany, the Netherlands and Spain. Sally Beauty Supply also supplied 25 franchised stores located outside the U.S. In the U.S. and Canada, our Sally Beauty Supply stores average approximately 1,700 square feet in size and are located primarily in strip shopping centers. Our Sally Beauty Supply stores carry an extensive selection of professional beauty supplies for both retail customers and salon professionals, with between 6,000 and 9,000 SKUs of beauty products across product categories including hair color, hair care, skin and nail care, beauty sundries and electrical appliances. Sally Beauty Supply stores carry leading third-party brands such as Clairol®, Revlon® and Conair®, as well as an extensive selection of exclusive-label merchandise. Store formats, including average size and product selection, for Sally Beauty Supply outside the U.S. and Canada vary by marketplace. For the year ended September 30, 2012, Sally Beauty Supply's net sales and segment operating profit were $2,198.5 million and $429.5 million, respectively, representing 62% and 70% of our consolidated net sales and consolidated operating profit before unallocated corporate expenses and share-based compensation expenses, respectively.

We believe BSG is the largest full-service distributor of professional beauty supplies in North America, exclusively targeting salons and salon professionals. As of September 30, 2012, BSG had 1,031 company-operated stores, supplied 159 franchised stores and had a sales force of approximately 1,044 professional distributor sales consultants selling exclusively to salons and salon professionals in all states in the U.S., in portions of Canada, and in Puerto Rico, Mexico and certain European countries. Company-operated BSG stores, which primarily operate under the CosmoProf banner, average approximately 2,700 square feet in size and are primarily located in secondary strip shopping centers. BSG stores provide a comprehensive selection of between 5,000 and 10,000 beauty product SKUs that include hair color and care, skin and nail care, beauty sundries and electrical appliances. Through BSG's large store base and sales force, BSG is able to access a significant portion of the highly fragmented U.S. salon channel. BSG stores carry leading third-party brands such as Paul Mitchell®, Wella®, Sebastian®, Goldwell®, Joico® and Aquage®, intended for use in salons and for resale by the salons to consumers. Certain BSG products are sold under exclusive distribution agreements with suppliers, whereby BSG is designated as the sole distributor for a product line within certain geographic territories. For the year ended September 30, 2012, BSG's net sales and segment operating profit were $1,325.2 million and $182.7 million, respectively, representing 38% and 30% of our consolidated net sales and consolidated operating profit before unallocated corporate expenses and share-based compensation expenses, respectively.

Industry and Business Trends

We operate primarily within the large and growing U.S. professional beauty supply industry. Potential growth in the industry is expected to be driven by increases in consumer demand for hair color, hair loss prevention and hair styling products. We believe the following key industry and business trends and characteristics will influence our business and our financial results going forward:

- *High level of marketplace fragmentation.* The U.S. salon channel is highly fragmented with nearly 280,000 salons and barbershops. Given the fragmented and small-scale nature of the salon industry, we believe that salon operators will continue to depend on full-service/exclusive distributors and open-line channels for a majority of their beauty supply purchases.

- *Growth in booth renting and frequent stocking needs.* Salon professionals primarily rely on just-in-time inventory due to capital constraints and a lack of warehouse and shelf space at salons. In addition, booth renters, who comprise a significant percentage of total U.S. salon professionals, are often responsible for purchasing their own supplies. Historically, booth renters have significantly increased as a percentage of total salon professionals, and we expect this trend to continue. Given their smaller individual purchases and relative lack of financial resources, booth renters are likely to be dependent on frequent trips to professional beauty supply stores, like BSG and Sally Beauty Supply. We expect that these factors will continue to drive demand for conveniently located professional beauty supply stores.

- *Increasing use of exclusive-label products.* We offer a broad range of exclusive-label professional beauty products. As our lines of exclusive-label products have matured and become better known in our retail stores, we have seen an increase in sales of these products. Generally, our exclusive-label products have higher gross margins for us than the leading third-party branded products and, accordingly, we believe that the growth in sales of these products will likely enhance our overall gross margins. Please see "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

- *Favorable demographic and consumer trends.* We expect the aging baby-boomer population to drive future growth in professional beauty supply sales through an increase in the usage of hair color and hair loss products. Additionally, continuously changing fashion-related trends that drive new hair styles are expected to result in continued demand for hair styling products. Changes in consumer tastes and fashion trends can have an impact on our financial performance. Our continued success depends largely on our ability to anticipate, gauge and react in a timely and effective manner to changes in consumer spending patterns and preferences for beauty products. We continuously adapt our marketing and merchandising initiatives in an effort to expand our market reach or to respond to changing consumer preferences. If we are unable to anticipate and respond to trends in the marketplace for beauty products and changing consumer demands, our business could suffer. Please see "Risk Factors—We may be unable to anticipate changes in consumer preferences and buying trends or manage our product lines and inventory commensurate with consumer demand."

- *International growth strategies.* A key element of our growth strategy depends on our ability to capitalize on growth opportunities in the international marketplace and to grow our current level of non-U.S. operations. For example, in November 2011, we acquired the Floral Group, a distributor of professional beauty products then with 19 stores located in the Netherlands; in December 2009, we acquired Sinelco Group BVBA ("Sinelco"), a wholesale distributor of professional beauty products located in Belgium with sales throughout Europe; and, in September 2009, we acquired Distribuidora Intersalon Limitada ("Intersalon"), a distributor of premier beauty supply products then with 16 stores located in Chile. These acquisitions furthered our expansion plans in Europe and Latin America, key targets of the Company's international growth initiative. We intend to continue to identify and evaluate non-U.S. acquisition and/or organic international growth opportunities. Our ability to grow our non-U.S. operations, integrate our new non-U.S. acquisitions and successfully pursue additional non-U.S. acquisition and/or organic international growth opportunities may be affected by business, legal, regulatory and economic risks. Please see "Risk Factors—We may not be able to successfully identify acquisition candidates or successfully complete desirable acquisitions," "If we acquire any businesses in the future, they could prove difficult to integrate, disrupt our business or have an adverse effect on our results of operations" and "Our ability to conduct business in international marketplaces may be affected by legal, regulatory and economic risks."

- *Continuing consolidation.* There is continuing consolidation among professional beauty product distributors and professional beauty product manufacturers. We plan to continue to examine ways in which we can benefit from this trend, including the evaluation of opportunities to shift business from competitive distributors to the BSG network as well as seeking opportunistic, value-added acquisitions which complement our long-term growth strategy. We believe that suppliers are increasingly likely to focus on larger distributors and retailers with a broader scale and retail footprint. We also believe that we are well positioned to capitalize on this trend as well as participate in the ongoing consolidation at the distributor/retail level. However, changes often occur in our relationships with suppliers that may materially affect the net sales and operating earnings of our business segments. Consolidation among suppliers could exacerbate the effects of these relationship changes and could increase pricing pressures. For example, L'Oreal has acquired distributors that compete with BSG in the Midwest, Southeast and West Coast regions of the U.S. and, as a result, L'Oreal directly competes with BSG in certain geographic areas. If L'Oreal or any of our other suppliers acquired other distributors or suppliers that conduct significant business with BSG, we could lose related revenue. There can be no assurance that BSG will not lose further revenue over time (including within its franchise-based business) due to potential losses of additional products (both from L'Oreal and from other suppliers) as well as from the increased competition from distribution networks affiliated with L'Oreal or any of our other suppliers. Please see "Risk Factors—The beauty products distribution industry is highly competitive and is consolidating" and "We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

- *Relationships with suppliers.* Sally Beauty Supply and BSG, and their respective suppliers are dependent on each other for the distribution of beauty products. We do not manufacture the brand name or exclusive-label products we sell. We purchase our products from a limited number of manufacturers. As is typical in distribution businesses (particularly in our industry), these relationships are subject to change from time to time (including the expansion or loss of distribution rights in various geographies and the addition or loss of product lines). Since we purchase products from many manufacturers on an at-will basis, under contracts which can generally be terminated without cause upon 90 days' notice or less or which expire without express rights of renewal, such manufacturers could discontinue sales to us at any time or upon the expiration of the distribution period. Some of our contracts with manufacturers may be terminated by such manufacturers if we fail to meet specified minimum purchase requirements. In such cases, we do not have contractual assurances of continued supply, pricing or access to new products and vendors may change the terms upon which they sell. Infrequently, a supplier will seek to terminate a distribution relationship through legal action. Changes in our relationships with suppliers occur often and could positively or negatively impact our net sales and operating profits. We expect to continue to expand our product line offerings and to gain additional distribution rights over time through either further negotiation with suppliers or by acquisitions of existing distributors. Although we focus on developing new revenue and cost management initiatives to mitigate the negative effects resulting from unfavorable changes in our supplier relationships, there can be no assurance that our efforts will continue to completely offset the loss of these or other distribution rights. Please see "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

- *High level of competition.* Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional open-line beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets, as well as sellers on the internet and salons retailing hair care items. BSG competes with other domestic and international beauty product wholesale and retail suppliers and manufacturers selling professional beauty products directly to salons and individual salon professionals. We also face competition from authorized and unauthorized retailers and internet sites offering professional salon-only products. The increasing availability of unauthorized professional salon products in large format retail stores such as drug stores, grocery stores and others could also have a negative impact on our business. Please see "Risk Factors—The beauty products distribution industry is highly competitive and is consolidating."
- *Economic conditions.* We appeal to a wide demographic consumer profile and offer a broad selection of professional beauty products sold directly to retail consumers, and salons and salon professionals. Historically, these factors have provided us with reduced exposure to downturns in economic conditions in the countries in which we operate. However, a downturn in the economy, especially for an extended period of time, could adversely impact consumer demand of discretionary items such as beauty products and salon services, particularly affecting our electrical products category and our full-service sales business. In addition, higher freight costs resulting from increases in the cost of fuel, especially for an extended period of time, may impact our expenses at levels that we cannot pass through to our customers. These factors could have a material adverse effect on our business, financial condition and results of operations. Please see "Risk Factors—The health of the economy in the channels we serve may affect consumer purchases of discretionary items such as beauty products and salon services, which could have a material adverse effect on our business, financial condition and results of operations."
- *Controlling expenses.* Another important aspect of our business is our ability to control costs, especially in our BSG business segment, by right-sizing the business and maximizing the efficiency of our business structure. For example, we completed a $22.0 million capital spending program to consolidate warehouses and reduce administrative expenses related to BSG's distribution network which has resulted in annualized cost savings of at least $14.0 million. Please see "Risk Factors—We are not certain that our ongoing cost control plans will continue to be successful."
- *Opening new stores.* Our future growth strategy depends in part on our ability to open and profitably operate new stores in existing and additional geographic areas. The capital requirements to open a U.S.-based Sally Beauty Supply or BSG store, excluding inventory, average approximately $70,000 and $80,000, respectively, with the capital requirements for international stores costing less

or substantially more depending upon the marketplace. We may not be able to open all of the new stores we plan to open and any new stores we open may not be profitable, any of which could have a material adverse impact on our business, financial condition or results of operations. Please see "Risk Factors—If we are unable to profitably open and operate new stores, our business, financial condition and results of operations may be adversely affected."

- *Changes to our information technology systems.* As our operations grow in both size and scope, we will continuously need to improve and upgrade our information systems and infrastructure while maintaining the reliability and integrity of our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of any increase in the volume of our business, with no assurance that the volume of business will increase. For example, we are in the process of designing and implementing a standardized enterprise resource planning ("ERP") system internationally, which we anticipate will be completed over the next few years. In addition, we are currently implementing a point-of-sale system upgrade program in a number of our divisions (primarily in our Sally Beauty Supply operations in the U.S.), which we anticipate will provide significant benefits, including enhanced tracking of customer sales and store inventory activity. These and any other required upgrades to our information systems and information technology (or new technology), now or in the future, will require that our management and resources be diverted from our core business to assist in completion of these projects. Many of our systems are proprietary, and as a result our options are limited in seeking third-party help with the operation and upgrade of those systems. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of any new or upgraded technology (and customer issues therewith), or the impact on the reliability of our data from any new or upgraded technology will not have a material adverse effect on our financial reporting, business, financial condition or results of operations. Please see "Risk Factors—We may be adversely affected by any disruption in our information technology systems."

Significant Recent Acquisitions

The Floral Group—In the fiscal year 2012, we acquired Floral Group, then a 19-store distributor of professional beauty products based in Eindhoven, the Netherlands, for approximately €22.8 million (approximately $31.2 million). The assets acquired and liabilities assumed, including intangible assets subject to amortization of $11.8 million, were recorded at their respective fair values at the acquisition date and goodwill of $15.0 million (which is not expected to be deductible for tax purposes) was recorded as a result of this acquisition. The results of operations of the Floral Group are included in the Company's consolidated financial statements subsequent to the acquisition date. The acquisition was funded with cash from operations and with borrowings under our ABL facility in the amount of approximately $17.0 million. In addition, during the fiscal year 2012, the Company completed several other individually immaterial acquisitions at an aggregate cost of approximately $12.8 million and recorded additional goodwill in the amount of approximately $9.4 million (the majority of which is expected to be deductible for tax purposes) in connection with such acquisitions. Generally, we funded these acquisitions with cash from operations. The assets acquired and liabilities assumed in connection with these acquisitions were recorded based on their respective fair values at the acquisition date.

Aerial Company—In the fiscal year 2011, we acquired Aerial Company, Inc. ("Aerial"), an 82-store professional-only distributor of beauty products operating in 11 states in the midwestern region of the United States, for approximately $81.8 million. The results of operations of Aerial are included in our consolidated financial statements subsequent to the acquisition date. The assets acquired and liabilities assumed, including intangible assets subject to amortization of $34.7 million, were recorded at their respective fair values at the acquisition date and goodwill of $25.3 million (which is expected to be deductible for tax purposes) was recorded as a result of this acquisition. The acquisition of Aerial was funded with borrowings in the amount of $78.0 million under the ABL facility (which were later paid in full) and with cash from operations. In addition, during the fiscal year 2011, we completed several other individually immaterial acquisitions at an aggregate cost of approximately $5.0 million and recorded additional goodwill in the amount of $4.3 million (the majority of which is expected to be deductible for tax purposes) in connection with such acquisitions. Generally, we funded these acquisitions with cash from operations. The valuation of the assets acquired and liabilities assumed in connection with these acquisitions was based on their fair values at the acquisition date.

Sinelco—During the fiscal year 2010, we acquired Sinelco, a wholesale distributor of professional beauty products based in Ronse, Belgium, for approximately €25.2 million (approximately $36.6 million). We also assumed €4.0 million (approximately $5.8 million) of pre-acquisition debt, excluding capital lease obligations, of Sinelco in connection with the acquisition. Sinelco serves over 1,500 customers through a product catalog and website and has sales throughout Europe. Goodwill of $5.2 million (which is not expected to be deductible for tax purposes) was recorded as a result of this acquisition. In addition, during the fiscal year 2010, we completed several other individually immaterial acquisitions at an aggregate cost of $9.0 million and recorded additional goodwill in the amount of $5.4 million (the majority of which is not expected to be deductible for tax purposes) in connection with such acquisitions. The valuation of the assets acquired and liabilities assumed in connection with all the acquisitions completed during the fiscal year 2010 was based on their fair values at the acquisition date. We funded these acquisitions generally with cash from operations as well as borrowings under our ABL facility.

Our Separation from Alberto-Culver

In November 2006, Sally Beauty separated from the Alberto-Culver Company, which we refer to as Alberto-Culver, and its consumer products-focused business and became an independent company listed on the New York Stock Exchange (hereafter, the "Separation Transactions"). Sally Beauty is a holding company and does not have any material assets or operations other than its ownership of equity interests of its subsidiaries.

In connection with the Separation Transactions, CDRS Acquisition LLC (or "CDRS") and CD&R Parallel Fund VII, L.P., investment funds associated with Clayton, Dubilier & Rice, LLC (together with CDRS, the "CDR Investors") acquired 48% of our common stock on an undiluted basis. During the fiscal year ended September 30, 2012, the CDR Investors sold all of their shares of our common stock through a series of underwritten public offerings and a share repurchase, pursuant to which we repurchased (and subsequently retired) 7.6 million shares of our common stock from the CDR Investors at a price equal to $26.485 per share. The Company funded this $200.0 million stock repurchase primarily with borrowings in the amount of $160.0 million under the ABL facility and with cash from operations.

Share Repurchase Program

On August 27, 2012, we announced that our Board has approved a share repurchase program authorizing us to repurchase up to $300.0 million of our common stock over the next six fiscal quarters (the "Share Repurchase Program") and to enter into pre-arranged stock trading plans for the purpose of repurchasing a limited number of shares of our common stock in accordance with guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934 and the Company's policies regarding securities transactions. Repurchases of shares of our common stock are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the plans.

Other Significant Items

Derivative Instruments

As a multinational corporation, we are subject to certain market risks including changes in market interest rates and foreign currency fluctuations. We may consider a variety of practices in the ordinary course of business to manage these market risks, including, when deemed appropriate, the use of derivative instruments such as interest rate swaps and foreign currency options, collars and forwards (hereafter, "foreign exchange contracts"). We do not purchase or hold any derivative instruments for speculative or trading purposes.

Foreign Currency Derivative Instruments

We are exposed to potential gains or losses from foreign currency fluctuations affecting net investments in subsidiaries (including intercompany notes not permanently invested) and earnings denominated in foreign currencies. Our primary exposures are to changes in exchange rates for the U.S. dollar versus the Euro, the British pound sterling, the Canadian dollar, the Chilean peso, and the Mexican peso. Our various foreign currency exposures at times offset each other, sometimes providing a natural hedge against foreign currency risk. In connection with the remaining foreign currency risk, the Company from time to time uses foreign exchange contracts to effectively fix the foreign currency exchange rate applicable to specific anticipated foreign currency-denominated cash flows, thus limiting the potential fluctuations in such cash flows resulting from foreign currency market movements.

The Company uses foreign exchange contracts including, at September 30, 2012, foreign currency forwards with an aggregate notional amount of $12.0 million to manage the exposure to the U.S. dollar resulting from certain of our Sinelco Group subsidiaries' purchases of merchandise from third-party suppliers. Sinelco's functional currency is the Euro. These foreign currency forwards enable Sinelco to buy U.S. dollars at a contractual exchange rate of 1.2772, are with a single counterparty and expire ratably through September 2013.

The Company also uses foreign currency forwards to mitigate its exposure to changes in foreign currency exchange rates in connection with certain intercompany balances not permanently invested. As such, at September 30, 2012, we hold: (a) a foreign currency forward which enables us to sell approximately €19.2 million ($24.7 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 1.2859, (b) a foreign currency forward which enables us to sell approximately $2.0 million Canadian dollars ($2.0 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 0.98425, (c) a foreign currency forward which enables us to buy approximately $5.3 million Canadian dollars ($5.4 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 0.98345, (d) a foreign currency forward which enables us to sell approximately 11.6 million Mexican pesos ($0.9 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 12.9048 and (e) a foreign currency forward which enables us to buy approximately £1.8 million ($2.9 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 1.6196. All foreign currency forwards held by the Company at September 30, 2012 are with a single counterparty other than the counterparty on the forwards discussed in the preceding paragraph and expire on or before December 31, 2012.

The Company's foreign currency forward agreements are not designated as hedges and do not currently meet the requirements for hedge accounting. Accordingly, the changes in the fair value (i.e., marked-to-market adjustments) of these derivative instruments (which are adjusted quarterly) are recorded in selling, general and administrative expenses in our consolidated statements of earnings. During the fiscal year ended September 30, 2012, selling, general and administrative expenses included $2.0 million in net gains from all of the Company's foreign currency derivatives, including marked-to-market adjustments. Please see "Item 7A—Quantitative and Qualitative Disclosures about Market Risk—Foreign currency exchange rate risk" and Note 15 of the "Notes to Consolidated Financial Statements" in Item 8—"Financial Statements and Supplementary Data" contained elsewhere in this Annual Report.

Interest Rate Derivative Instruments

We and certain of our subsidiaries are sensitive to interest rate fluctuations. In order to enhance our ability to manage risk relating to cash flow and interest rate exposure, we and/or our other subsidiaries who are borrowers under the ABL facility may from time to time enter into and maintain derivative instruments, such as interest rate swap agreements, for periods consistent with the related underlying exposures. At September 30, 2012, the Company held no interest rate derivative instruments.

In May 2008, we entered into certain interest rate swap agreements with an aggregate notional amount of $300 million in connection with our variable interest rate obligation under the senior term loan B facility (until our May 2012 repayment of such loan). These agreements enabled us to convert a portion of our variable interest rate obligations to fixed rate obligations and were designated and qualified as effective cash flow hedges, in accordance with Accounting Standards Codification ("ASC") Topic 815. Accordingly, changes in the fair value of these derivative instruments were recorded quarterly, net of income tax, in accumulated other comprehensive (loss) income ("OCI") until the swap agreements expired, in May 2012.

Share-Based Compensation Awards

For the fiscal years 2012, 2011 and 2010, total share-based compensation cost charged against earnings was $16.9 million, $15.6 million and $12.8 million, respectively, and resulted in an increase in additional paid-in capital by the same amounts. Share-based compensation expenses for the fiscal years 2012, 2011 and 2010 included $5.3 million, $5.0 million and $2.5 million, respectively, of accelerated expense related to certain retirement eligible employees who are eligible to continue vesting awards upon retirement under the terms of the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan (the "2010 Plan") and certain predecessor plans, such as the Sally Beauty Holdings 2007 Omnibus Incentive Plan. For the fiscal years 2012, 2011 and 2010, the total income tax benefit recognized in the consolidated statements of earnings from all share-based compensation plans in which our employees participate or participated was $6.2 million, $6.0 million and $5.0 million, respectively, and resulted in the recognition of deferred tax assets by the same amount. Our consolidated statements of cash flows reflect, for the fiscal years 2012, 2011 and 2010, excess tax benefits of $14.4 million, $3.7 million and $0.2 million, respectively, from employee exercises of stock options as financing cash flows. As of September 30, 2012, we had $14.2 million of unrecognized compensation expense related to unvested stock option awards that is expected to be charged to expense over the weighted average period of 2.4 years, and $1.5 million of unrecognized compensation expense related to unvested restricted stock awards that is expected to be charged to expense over the weighted average period of 2.5 years.

Non-recurring Items

On March 22, 2011, Mixed Chicks, LLC, a hair care product manufacturer, brought an action against us in the Central District of California alleging that certain of our marks and trade dress infringed on certain of its rights and trade dress. Mixed Chicks, LLC sought damages and injunctive relief. The Company believed, and continues to believe that it did not infringe upon the rights and trade dress of Mixed Chicks, LLC. After conclusion of a trial, however, on November 2, 2012, a jury found that infringement had occurred on the trademark and trade dress in question and awarded Mixed Chicks, LLC $839,535 in actual damages and $7,275,000 in punitive damages. The court could also, in its discretion, require us to disgorge profits earned from the sale of the MIXED SILK products and pay Mixed Chicks, LLC its reasonable fees and costs incurred in the case. Based upon the verdict rendered, we have recorded a charge to earnings of $10.2 million (included in selling, general and administrative expenses in our consolidated statements of earnings), which we believe to be our best estimate of the potential loss. We intend to appeal this decision and continue to vigorously pursue this matter.

In December 2011, the Company redeemed the entire $430.0 million aggregate principal amount outstanding of its 9.25% senior notes due 2014 and the entire $275.0 million aggregate principal amount outstanding of its 10.50% senior subordinated notes due 2016, pursuant to the terms of the indentures governing the senior notes and the senior subordinated notes. In addition, in May 2012, the Company repaid in full its borrowings under the senior term loan B (approximately $596.9 million). Accordingly, during the fiscal year ended September 30, 2012, the Company recorded charges to earnings in the aggregate amount of approximately $37.8 million (including approximately $24.4 million in call premiums paid and approximately $13.4 million in unamortized deferred financing costs expensed) in connection with its redemption of the senior notes and the senior subordinated notes and its repayment of the senior term loan B. These amounts are included in interest expense in the Company's consolidated statements of earnings. Please see "Liquidity and Capital Resources" below for more information about the Company's debt.

In the fiscal year ended September 30, 2012, we recognized tax benefits (approximately $10.3 million) resulting from a limited restructuring, for U.S. income tax purposes, completed in the fiscal year. As a result, the effective income tax rate for the fiscal year 2012 (35.4%) was lower than our historical effective tax rate of approximately 37.0%.

For the fiscal year ended September 30, 2011, consolidated operating earnings reflect a net favorable impact of $21.3 million, including a $27.0 million credit from a litigation settlement and certain non-recurring charges of $5.7 million, including exit costs related to the closure of a BSG warehouse.

Results of Operations

The following table shows the condensed results of operations of our business for the fiscal years ended September 30, 2012, 2011 and 2010 (in millions):

	Fiscal Year Ended September 30,		
	2012	2011	2010
Net sales	$3,523.6	$3,269.1	$2,916.1
Cost of products sold and distribution expenses	1,780.4	1,674.5	1,511.7
Gross profit	1,743.2	1,594.6	1,404.4
Total other operating costs and expenses	1,243.8	1,146.1	1,063.5
Operating earnings	499.4	448.5	340.9
Interest expense	138.4	112.6	113.0
Earnings before provision for income taxes	361.0	335.9	227.9
Provision for income taxes	127.9	122.2	84.1
Net earnings	$ 233.1	$ 213.7	$ 143.8

The following table shows the condensed results of operations of our business for the fiscal years ended September 30, 2012, 2011 and 2010, expressed as a percentage of net sales for the respective periods:

	Fiscal Year Ended September 30,		
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of products sold and distribution expenses	50.5%	51.2%	51.8%
Gross profit	49.5%	48.8%	48.2%
Total other costs and expenses	35.3%	35.1%	36.5%
Operating earnings	14.2%	13.7%	11.7%
Interest expense	4.0%	3.4%	3.9%
Earnings before provision for income taxes	10.2%	10.3%	7.8%
Provision for income taxes	3.6%	3.8%	2.9%
Net earnings	6.6%	6.5%	4.9%

Key Operating Metrics

The following table sets forth, for the periods indicated, information concerning certain key measures we rely on to gauge our operating performance (dollars in thousands):

	Fiscal Year Ended September 30,		
	2012	2011	2010
Net sales:			
Sally Beauty Supply	$2,198,468	$2,012,407	$1,834,631
BSG	1,325,176	1,256,724	1,081,459
	$3,523,644	$3,269,131	$2,916,090
Gross profit	$1,743,259	$1,594,605	$1,404,374
Gross profit margin	49.5%	48.8%	48.2%
Selling, general and administrative expenses	$1,179,206	$1,086,414	$1,012,321
Depreciation and amortization	$ 64,698	$ 59,722	$ 51,123
Earnings before provision for income taxes:			
Segment operating profit:			
Sally Beauty Supply(a)	$ 429,520	$ 380,963	$ 320,456
BSG(a)	182,699	164,660	112,495
Segment operating profit	612,219	545,623	432,951
Unallocated expenses(a)(b)	(96,012)	(81,594)	(79,203)
Share-based compensation expense	(16,852)	(15,560)	(12,818)
Operating earnings	499,355	448,469	340,930
Interest expense(c)	(138,412)	(112,530)	(112,982)
Earnings before provision for income taxes	$ 360,943	$ 335,939	$ 227,948
Segment operating profit margin:			
Sally Beauty Supply	19.5%	18.9%	17.5%
BSG	13.8%	13.1%	10.4%
Consolidated operating profit margin	14.2%	13.7%	11.7%
Number of stores at end-of-period (including franchises):			
Sally Beauty Supply	3,309	3,158	3,032
BSG	1,190	1,151	1,027
	4,499	4,309	4,059
Same store sales growth(d)			
Sally Beauty Supply	6.5%	6.3%	4.1%
BSG	6.1%	5.5%	6.2%
Consolidated	6.4%	6.1%	4.6%

(a) For the fiscal year 2012, Sally Beauty Supply's operating profit reflects a $10.2 million charge resulting from a loss contingency. For the fiscal year 2011, consolidated operating earnings reflect a net favorable impact of $21.3 million, including a $27.0 million credit from a litigation settlement and certain non-recurring charges of $5.7 million. This net benefit of $21.3 million is reflected in the BSG segment and in unallocated expenses in the amount of $19.0 million and $2.3 million, respectively.

(b) Unallocated expenses consist of corporate and shared costs.

(c) In the fiscal year 2012, interest expense reflects non-recurring charges of $37.8 million related to our redemption of certain senior notes and senior subordinated notes and our repayment in full of the term loan B, including unamortized deferred financing costs expensed and call premiums paid.

(d) Same stores are defined as company-operated stores that have been open for at least 14 months as of the last day of a month. Our same store sales are calculated in constant dollars and include internet-based sales and the effect of store expansions, if applicable, but do not generally include the sales from stores relocated until at least 14 months after the relocation. The sales from stores acquired are excluded from our same store sales calculation until at least 14 months after the acquisition.

Description of Net Sales and Expenses

Net Sales. Our net sales consist primarily of the following:

- *Sally Beauty Supply.* Sally Beauty Supply generates net sales primarily by selling products through its stores to both retail customers and salon professionals. Sally Beauty Supply sells products for hair color and care, skin and nail care, beauty sundries and electrical appliances. Because approximately 45% of our Sally Beauty Supply product sales come from exclusive-label brands, most of these same products are generally not available in most other retail stores or in our BSG business segment. Various factors influence Sally Beauty Supply's net sales including local competition, inclement weather, product assortment and availability, price, hours of operation and marketing and promotional activity. Sally Beauty Supply's product assortment and sales are generally not seasonal in nature.
- *Beauty Systems Group.* BSG generates net sales by selling products to salons and salon professionals through company-operated and franchised stores as well as through its network of professional distributor sales consultants. BSG sells products for hair color and care, skin and nail care, beauty sundries and electrical appliances. These products are not sold directly to the general public and are generally not the same products as those sold in our Sally Beauty Supply stores. Various factors influence BSG's net sales, including product features and availability, competition, relationships with suppliers, new product introductions and price. BSG's product assortment and sales are generally not seasonal in nature.

Cost of Products Sold and Distribution Expenses. Cost of products sold and distribution expenses consist of the cost to purchase merchandise from suppliers, less vendor rebates and allowances, and certain overhead expenses including purchasing costs, freight from distribution centers to stores and merchandise handling costs at the distribution centers. Cost of products sold and distribution expenses are also affected by store inventory shrinkage, which represents products that are lost, stolen or damaged at the store level.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel costs, commissions paid to professional distributor sales consultants, employee benefits, utilities, property maintenance, advertising costs, rent, insurance, freight and distribution expenses for delivery to customers, administrative costs and costs associated with our corporate support center.

Interest Expense. Interest expense includes the amortization of deferred debt issuance costs and is stated net of interest income.

The Fiscal Year Ended September 30, 2012 compared to the Fiscal Year Ended September 30, 2011

The table below presents net sales, gross profit and gross profit margin data for each reportable segment (dollars in thousands).

	Fiscal Year Ended September 30,			
	2012	2011	Increase	
Net sales:				
Sally Beauty Supply	$2,198,468	$2,012,407	$186,061	9.2%
BSG	1,325,176	1,256,724	68,452	5.4%
Consolidated net sales	$3,523,644	$3,269,131	$254,513	7.8%
Gross profit:				
Sally Beauty Supply	$1,199,342	$1,087,698	$111,644	10.3%
BSG	543,917	506,907	37,010	7.3%
Consolidated gross profit	$1,743,259	$1,594,605	$148,654	9.3%
Gross profit margin:				
Sally Beauty Supply	54.6%	54.0%	0.6%	
BSG	41.0%	40.3%	0.7%	
Consolidated gross profit margin	49.5%	48.8%	0.7%	

Net Sales

Consolidated net sales increased by $254.5 million, or 7.8%, for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011, primarily as a result of increases in unit volume, including increases in sales at existing stores and the incremental sales from 187 company-operated stores opened or acquired during the last twelve months. Company-operated Sally Beauty Supply and BSG stores that have been open for at least 14 months contributed an increase of approximately $286.4 million, or 8.8%, and sales through our BSG distributor sales consultants contributed an increase of approximately $41.3 million, or 1.3%. In addition, our Sally Beauty Supply non-store sales channels contributed an increase of approximately $10.3 million, or 0.3%. For the fiscal year ended September 30, 2012, incremental sales from businesses acquired in the preceding 12 months contributed approximately $83.1 million, or 2.5%, less to the annual sales increase than for the fiscal year ended September 30, 2011. Other sales channels (including sales through our BSG franchise-based businesses and from stores that have been open for less than 14 months), in the aggregate, experienced a minor decline in sales compared to the fiscal year ended September 30, 2011. Consolidated net sales for the fiscal year ended September 30, 2012, are inclusive of approximately $26.3 million in negative impact from changes in foreign currency exchange rates.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased by $186.1 million, or 9.2%, for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011, primarily as a result of increases in unit volume, including increases in sales at existing stores and the incremental sales from 151 company-operated stores opened or acquired during the last twelve months. In the Sally Beauty Supply segment, company-operated stores that have been open for at least 14 months contributed an increase of approximately $160.5 million, or 8.0%, and our non-store sales channels (which, after December 2010, include the catalog and internet sales of our Sinelco Group subsidiaries) contributed an increase of approximately $10.3 million, or 0.5%. For the fiscal year ended September 30, 2012, incremental sales from businesses acquired in the preceding 12 months contributed approximately $16.0 million, or 0.8%, more to the annual sales increase than for the fiscal year ended September 30, 2011. Other sales channels (including sales from stores that have been open for less than 14 months) experienced a minor decline in sales compared to the fiscal year ended September 30, 2011. Net sales for Sally Beauty

Supply for the fiscal year ended September 30, 2012, are inclusive of approximately $22.6 million in negative impact from changes in foreign currency exchange rates, including the impact of a weaker Euro in 2012.

Beauty Systems Group. Net sales for BSG increased by $68.5 million, or 5.4%, for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011, primarily as a result of increases in unit volume, including increases in sales at existing stores and the incremental sales from 36 company-operated stores opened or acquired during the last twelve months. Company-operated stores that have been open for at least 14 months contributed an increase of approximately $125.9 million, or 10.0%, and sales through our distributor sales consultants contributed an increase of approximately $41.3 million, or 3.3%. For the fiscal year ended September 30, 2012, incremental sales from businesses acquired in the preceding 12 months contributed approximately $99.1 million, or 7.9%, less to the annual sales increase than for to the fiscal year ended September 30, 2011. Other sales channels (including sales through our Armstrong McCall franchise-based business and sales from stores that have been open for less than 14 months), in the aggregate, experienced a minor increase in sales compared to the fiscal year ended September 30, 2011. Net sales for BSG for the fiscal year ended September 30, 2012, are inclusive of approximately $3.7 million in negative impact from changes in foreign currency exchange rates.

Gross Profit

Consolidated gross profit increased by $148.7 million, or 9.3%, for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011, principally due to higher sales volume and improved gross margins in both business segments as more fully described below. Consolidated gross profit as a percentage of net sales, or consolidated gross margin, increased to 49.5% for the fiscal year ended September 30, 2012, compared to 48.8% for the fiscal year ended September 30, 2011.

Sally Beauty Supply. Sally Beauty Supply's gross profit increased by $111.6 million, or 10.3%, for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011, principally as a result of higher sales volume and improved gross margins. Sally Beauty Supply's gross profit as a percentage of net sales increased to 54.6% for the fiscal year ended September 30, 2012, compared to 54.0% for the fiscal year ended September 30, 2011. This increase was the result of a shift in product and customer mix (including a year-over-year increase in sales of exclusive-label and other higher-margin products) and continued benefits from low-cost sourcing initiatives, partially offset by an increase in distribution expenses in the fiscal year 2012, particularly in some of the segment's international operations. This increase also reflects a $10.3 million negative impact from changes in foreign currency exchange rates, including the impact of a weaker Euro in 2012.

Beauty Systems Group. BSG's gross profit increased by $37.0 million, or 7.3%, for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011, principally as a result of higher sales volume and improved gross margins. BSG's gross profit as a percentage of net sales increased to 41.0% for the fiscal year ended September 30, 2012, compared to 40.3% for the fiscal year ended September 30, 2011. This increase was principally the result of a favorable change in the sales mix across the business, product cost reduction initiatives and synergies from businesses acquired during the last 24 months.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased by $92.8 million, or 8.5%, to $1,179.2 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. This increase was primarily attributable to incremental expenses (including employee compensation, rent and other occupancy-related expenses) resulting from stores opened and from businesses acquired in the preceding 12 months (approximately 187 company-operated stores were added since the fiscal year 2011, a 4.5% increase), as well as higher advertising expenses in the Sally Beauty

Supply segment of $7.3 million. In addition, for the fiscal year 2012, selling, general and administrative expenses reflect a $10.2 million charge resulting from a loss contingency. For the fiscal year ended September 30, 2011, selling, general and administrative expenses reflect certain non-recurring charges ($5.7 million), including costs related to the closure of a BSG warehouse, and a credit resulting from a litigation settlement ($27.0 million). Selling, general and administrative expenses, as a percentage of net sales, was 33.5% for the fiscal year ended September 30, 2012, compared to 33.2% for the fiscal year ended September 30, 2011 primarily due to the charge from the loss contingency in 2012 and the credit from the litigation settlement in the fiscal year 2011, partially offset by a lower growth rate in selling, general and administrative expenses (excluding the impact of the loss contingency in 2012 and the benefit from the litigation settlement in 2011 mentioned above) compared to the growth rate in net sales described above.

Depreciation and Amortization

Consolidated depreciation and amortization increased to $64.7 million for the fiscal year ended September 30, 2012, compared to $59.7 million for the fiscal year ended September 30, 2011. This increase reflects the incremental depreciation and amortization expenses associated with businesses acquired in the last 12 months and with capital expenditures made in the fiscal year 2012 (mainly in connection with store openings in both operating segments and with ongoing information technology upgrades), partially offset by the impact of assets that became fully depreciated in the preceding 12 months.

Operating Earnings

The following table sets forth, for the periods indicated, information concerning our operating earnings for each reportable segment (dollars in thousands):

	Fiscal Year Ended September 30,			
	2012	**2011**	**Increase**	
Operating Earnings:				
Segment operating profit:				
Sally Beauty Supply	$429,520	$380,963	$48,557	12.7%
BSG	182,699	164,660	18,039	11.0%
Segment operating profit	612,219	545,623	66,596	12.2%
Unallocated expenses	(96,012)	(81,594)	14,418	17.7%
Share-based compensation expense	(16,852)	(15,560)	1,292	8.3%
Operating earnings	$499,355	$448,469	$50,886	11.3%

Consolidated operating earnings increased by $50.9 million, or 11.3%, to $499.4 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. The increase in consolidated operating earnings was due primarily to an increase in the operating profits of both segments, partially offset by higher unallocated corporate expenses and share-based compensation expense, as more fully discussed below. In addition, for the fiscal year ended September 30, 2012, consolidated operating earnings reflect a $10.2 million charge resulting from a loss contingency. For the fiscal year ended September 30, 2011, consolidated operating earnings reflect a net favorable impact of $21.3 million, including a credit resulting from a litigation settlement ($27.0 million) and certain non-recurring charges ($5.7 million), including costs related to the closure of a BSG warehouse. The credit resulting from the litigation settlement ($27.0 million) is reflected in the BSG segment's results and in unallocated expenses in the amount of $24.7 million and $2.3 million, respectively. Operating earnings, as a percentage of net sales, increased to 14.2% for the fiscal year ended September 30, 2012, compared to 13.7% for the fiscal year ended September 30, 2011. This increase reflects the increase in consolidated gross margin described above, as well as a reduction in consolidated operating expenses (excluding the impact of the loss contingency in 2012 and the benefit from the litigation settlement in 2011 mentioned above) as a percentage of consolidated gross profit. This increase was partially offset by the credit from the litigation settlement in the fiscal year 2011, without a comparable benefit in the fiscal year 2012.

Sally Beauty Supply. Sally Beauty Supply's segment operating earnings increased by $48.6 million, or 12.7%, to $429.5 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. The increase in Sally Beauty Supply's operating earnings was primarily a result of increased sales volume and improved gross margins, partially offset by higher advertising costs of approximately $7.3 million, higher freight and distribution expenses of $4.0 million and the incremental costs related to approximately 151 net additional company-operated stores (stores opened or acquired during the past 12 months) operating during the fiscal year ended September 30, 2012. In addition, for the fiscal year ended September 30, 2012, Sally Beauty Supply's operating profit reflects a $10.2 million charge resulting from a loss contingency. Segment operating earnings, as a percentage of net sales, increased to 19.5% for the fiscal year ended September 30, 2012, compared to 18.9% for the fiscal year ended September 30, 2011. This increase reflects the increase in the segment's gross margin described above, as well as a reduction in the segment's operating expenses (excluding the charge resulting from the loss contingency) as a percentage of the segment's gross profit.

Beauty Systems Group. BSG's segment operating earnings increased by $18.0 million, or 11.0%, to $182.7 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. The increase in BSG's operating earnings was primarily a result of increased sales volume and improved gross margins, partially offset by the incremental costs related to approximately 36 net additional company-operated stores (stores opened or acquired during the past 12 months) operating during the fiscal year ended September 30, 2012. In addition, for the fiscal year ended September 30, 2011, BSG's operating earnings reflect a credit resulting from a litigation settlement ($24.7 million), partially offset by certain non-recurring charges ($5.7 million) that include costs related to the closure of a warehouse. Segment operating earnings, as a percentage of net sales, increased to 13.8% for the fiscal year ended September 30, 2012, compared to 13.1% for the fiscal year ended September 30, 2011. This increase reflects the increase in the segment's gross margin described above, as well as a reduction in the segment's operating expenses (excluding the impact of the credit from the litigation settlement in 2011) as a percentage of the segment's gross profit. This increase was partially offset by the credit from the litigation settlement in the fiscal year 2011, without a comparable benefit in the fiscal year 2012.

Unallocated expenses. Unallocated expenses, which represent corporate costs (such as payroll, employee benefits and travel expenses for corporate staff, certain professional fees and corporate governance expenses) that have not been charged to our operating segments, increased by $14.4 million, or 17.7%, to $96.0 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. This increase was due to higher employee compensation and compensation-related expenses ($5.2 million), professional fees ($1.9 million), insurance expense ($1.3 million) and other corporate expenses related primarily to on-going upgrades to our information technology systems ($3.7 million). In addition, during the fiscal year ended September 30, 2011, $2.3 million of the benefit from a litigation settlement offset corporate expenses incurred in connection with the litigation, without a comparable benefit in the fiscal year 2012.

Share-based Compensation Expense. Total compensation cost charged against income for share-based compensation arrangements increased by $1.3 million, to $16.9 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. This increase was due to the incremental expenses related to, as well as the higher fair value at the grant date of, share-based awards during the fiscal year ended September 30, 2012, compared to share-based awards during the fiscal year ended September 30, 2011, partially offset by the impact of share-based awards that became fully vested during the fiscal year ended September 30, 2012.

Interest Expense

Interest expense increased by $25.9 million, to $138.4 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. Interest expense is net of interest income of $0.2 million and $0.3 million for the fiscal year ended September 30, 2012 and 2011, respectively. The increase in interest expense was primarily attributable to losses on extinguishment of debt in the aggregate amount of approximately $37.8 million in connection with our December 2011 redemption of our 9.25% senior notes due 2014 and 10.50% senior subordinated notes due 2016, as well as our May 2012 repayment in full of the borrowings under the senior term loan B. This amount includes a call premium of approximately $24.4 million paid and unamortized deferred financing costs of approximately $13.4 million expensed in connection with such redemption and loan repayment.

This increase was partially offset by the impact of lower expense associated with our new senior notes compared to the expense associated with the senior notes and senior subordinated notes redeemed in December 2011, as well as a lower average outstanding principal balance on our senior term loan B facility until such facility was repaid in May 2012, compared to the average outstanding principal balance in such facility during the fiscal year ended September 30, 2011 (please see Note 15 of the Notes to Consolidated Financial Statements in Item 8—"Financial Statements and Supplementary Data" contained elsewhere in this Annual Report for additional information about the Company's interest rate swaps and "Liquidity and Capital Resources" below for additional information about our credit facilities).

Provision for Income Taxes

Provision for income taxes was $127.9 million and $122.2 million and the annual effective tax rate was 35.4% and 36.4% for the fiscal years ended September 30, 2012 and 2011, respectively. The lower fiscal year 2012 annual effective tax rate, compared to our historical effective tax rate of approximately 37.0%, was primarily due to tax benefits (approximately $10.3 million) resulting from a limited restructuring, for U.S. income tax purposes, completed in the fiscal year 2012. The lower fiscal year 2011 annual effective tax rate, compared to our historical effective tax rate, was primarily due to tax benefits resulting from certain intercompany transactions that resulted in the release of valuation allowances during the fiscal year 2011.

Net Earnings

As a result of the foregoing, consolidated net earnings increased by $19.3 million, or 9.0%, to $233.1 million for the fiscal year ended September 30, 2012, compared to $213.7 million for the fiscal year ended September 30, 2011. Net earnings, as a percentage of net sales, were 6.6% for the fiscal year ended September 30, 2012, compared to 6.5% for the fiscal year ended September 30, 2011.

The Fiscal Year Ended September 30, 2011 compared to the Fiscal Year Ended September 30, 2010

The table below presents net sales, gross profit and gross profit margin data for each reportable segment (dollars in thousands).

	Fiscal Year Ended September 30,			
	2011	2010	Increase	
Net sales:				
Sally Beauty Supply	$2,012,407	$1,834,631	$177,776	9.7%
BSG	1,256,724	1,081,459	175,265	16.2%
Consolidated net sales	$3,269,131	$2,916,090	$353,041	12.1%
Gross profit:				
Sally Beauty Supply	$1,087,698	$ 976,377	$111,321	11.4%
BSG	506,907	427,997	78,910	18.4%
Consolidated gross profit	$1,594,605	$1,404,374	$190,231	13.5%
Gross profit margin:				
Sally Beauty Supply	54.0%	53.2%	0.8%	
BSG	40.3%	39.6%	0.7%	
Consolidated gross profit margin	48.8%	48.2%	0.6%	

Net Sales

Consolidated net sales increased by $353.0 million, or 12.1%, for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Company-operated Sally Beauty Supply and BSG stores that have been open for at least 14 months contributed an increase of approximately $252.6 million, or 8.7%, sales through our BSG distributor sales consultants contributed an increase of approximately $41.7 million, or 1.4%, and our Sally Beauty Supply non-store sales channels contributed an increase of approximately $43.6 million, or 1.5%. Other sales channels (including sales through our BSG franchise-based businesses and from stores that have been open for less than 14 months) and sales from businesses acquired in the preceding 12 months, in the aggregate, contributed an increase of $15.1 million, or 0.5%, compared to the fiscal year ended September 30, 2010. Consolidated net sales for the fiscal year ended September 30, 2011, are inclusive of approximately $23.3 million in positive impact from changes in foreign currency exchange rates.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased by $177.8 million, or 9.7%, for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. In the Sally Beauty Supply segment, company-operated stores that have been open for at least 14 months contributed an increase of approximately $157.3 million, or 8.6%, and our non-store sales channels (which, after December 2010, include the catalog and internet sales of our Sinelco Group subsidiaries) contributed an increase of approximately $43.6 million, or 2.4%. In addition, sales from businesses acquired in the preceding 12 months contributed approximately $29.4 million, or 1.6%, less to net sales for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Other sales channels (including sales from stores that have been open for less than 14 months) experienced a minor increase in sales compared to the fiscal year ended September 30, 2010. Net sales for Sally Beauty Supply for the fiscal year ended September 30, 2011, are inclusive of approximately $15.8 million in positive impact from changes in foreign currency exchange rates.

Beauty Systems Group. Net sales for BSG increased by $175.3 million, or 16.2%, for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Company-operated stores that have been open for at least 14 months contributed an increase of approximately $95.3 million, or 8.8%, and sales through our distributor sales consultants contributed an increase of approximately $41.7 million, or

3.9%. In addition, sales from businesses acquired in the preceding 12 months contributed approximately $24.5 million, or 2.3%, more to net sales for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Other sales channels (including sales through our Armstrong McCall franchise-based business and sales from stores that have been open for less than 14 months), in the aggregate, contributed an increase of $13.8 million, or 1.2%, compared to the fiscal year ended September 30, 2010. Net sales for BSG for the fiscal year ended September 30, 2011, are inclusive of approximately $7.5 million in positive impact from changes in foreign currency exchange rates, primarily in connection with our Canadian operations.

Gross Profit

Consolidated gross profit increased by $190.2 million, or 13.5%, for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010, principally due to higher sales volume and improved gross margins in both business segments as more fully described below. Consolidated gross profit as a percentage of net sales, or consolidated gross margin, increased to 48.8% for the fiscal year ended September 30, 2011, compared to 48.2% for the fiscal year ended September 30, 2010.

Sally Beauty Supply. Sally Beauty Supply's gross profit increased by $111.3 million, or 11.4%, for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010, principally as a result of higher sales volume and improved gross margins. Sally Beauty Supply's gross profit as a percentage of net sales increased to 54.0% for the fiscal year ended September 30, 2011, compared to 53.2% for the fiscal year ended September 30, 2010. This increase was the result of a shift in product and customer mix (including a year-over-year increase in sales of exclusive-label and other higher-margin products) and continued benefits from low-cost sourcing initiatives. This increase also reflects a $7.4 million net positive impact from changes in foreign currency exchange rates.

Beauty Systems Group. BSG's gross profit increased by $78.9 million, or 18.4%, for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010, principally as a result of higher sales volume and improved gross margins. BSG's gross profit as a percentage of net sales increased to 40.3% for the fiscal year ended September 30, 2011, compared to 39.6% for the fiscal year ended September 30, 2010. This increase was principally the result of a favorable change in the sales mix across the business, product cost reduction initiatives and synergies from businesses acquired during the last 12 months. This increase also reflects a $3.4 million net positive impact from changes in foreign currency exchange rates.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased by $74.1 million, or 7.3%, to $1,086.4 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. This increase was attributable to incremental expenses (including employee compensation, rent and other occupancy-related expenses) resulting from stores opened and from businesses acquired in the preceding 12 months (including 254 additional company-operated stores since the fiscal year 2010, a 6.6% increase), as well as higher share-based compensation expense of $2.7 million, higher freight and distribution expenses of $10.9 million, higher advertising expenses in the Sally Beauty Supply segment of $5.5 million, higher credit card fees of $5.6 million and certain non-recurring charges ($5.7 million) in the fiscal year ended September 30, 2011 that include costs related to the closure of a BSG warehouse. This increase was partially offset by a credit resulting from a litigation settlement ($27.0 million) in the fiscal year ended September 30, 2011. Selling, general and administrative expenses, as a percentage of net sales, decreased to 33.2% for the fiscal year ended September 30, 2011, compared to 34.7% for the fiscal year ended September 30, 2010. In addition to the impact of the credit from the litigation settlement, this decrease is a result of the growth in consolidated net sales described above and synergies from recent business acquisitions.

Depreciation and Amortization

Consolidated depreciation and amortization increased to $59.7 million for the fiscal year ended September 30, 2011, compared to $51.1 million for the fiscal year ended September 30, 2010. This increase reflects the incremental depreciation and amortization expenses associated with businesses acquired in the last 12 months and with capital expenditures made in the fiscal year 2011 (mainly in connection with store openings in both operating segments and with ongoing information technology upgrades), partially offset by the impact of assets that became fully depreciated in the preceding 12 months.

Operating Earnings

The following table sets forth, for the periods indicated, information concerning our operating earnings for each reportable segment (dollars in thousands):

	Fiscal Year Ended September 30,			
	2011	2010	Increase	
Operating Earnings:				
Segment operating profit:				
Sally Beauty Supply	$380,963	$320,456	$ 60,507	18.9%
BSG	164,660	112,495	52,165	46.4%
Segment operating profit	545,623	432,951	112,672	26.0%
Unallocated expenses	(81,594)	(79,203)	2,391	3.0%
Share-based compensation expense	(15,560)	(12,818)	2,742	21.4%
Operating earnings	$448,469	$340,930	$107,539	31.5%

Consolidated operating earnings increased by $107.5 million, or 31.5%, to $448.5 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. The increase in consolidated operating earnings was due primarily to an increase in the operating profits of both segments, partially offset by slightly higher unallocated corporate expenses and higher share-based compensation expense, as more fully discussed below. In addition, for the fiscal year ended September 30, 2011, consolidated operating earnings reflect a credit resulting from a litigation settlement ($27.0 million), partially offset by certain non-recurring charges ($5.7 million) that include costs related to the closure of a BSG warehouse. The credit resulting from the litigation settlement is reflected in the BSG segment's results and in unallocated expenses in the amount of $24.7 million and $2.3 million, respectively. Operating earnings, as a percentage of net sales, increased to 13.7% for the fiscal year ended September 30, 2011, compared to 11.7% for the fiscal year ended September 30, 2010. This increase reflects the growth in consolidated gross margin described above, as well as a lower growth rate in consolidated operating expenses compared to the growth rate in consolidated gross profit.

Sally Beauty Supply. Sally Beauty Supply's segment operating earnings increased by $60.5 million, or 18.9%, to $381.0 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. The increase in Sally Beauty Supply's operating earnings was primarily a result of increased sales volume and improved gross margins, partially offset by higher advertising costs of approximately $5.5 million and the incremental costs related to approximately 127 net additional company-operated stores (stores opened or acquired during the past 12 months) operating during the fiscal year ended September 30, 2011. Segment operating earnings, as a percentage of net sales, increased to 18.9% for the fiscal year ended September 30, 2011, compared to 17.5% for the fiscal year ended September 30, 2010. This increase reflects the growth in the segment's gross margin described above, as well as a lower growth rate in the segment's operating expenses compared to the growth rate in the segment's gross profit.

Beauty Systems Group. BSG's segment operating earnings increased by $52.2 million, or 46.4%, to $164.7 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. The increase in BSG's operating earnings was primarily a result of improved gross margins, the incremental operating earnings of businesses acquired and stores opened during the past 12 months (BSG had an additional 127 company-operated stores at the end of the fiscal year 2011, including 82 stores resulting from the October 2010 acquisition of Aerial), and to ongoing cost reduction initiatives. In addition, for the fiscal year ended September 30, 2011, BSG's operating earnings reflect a credit resulting from a litigation settlement (approximately $24.7 million), partially offset by certain non-recurring charges ($5.7 million) that include costs related to the closure of a warehouse. Segment operating earnings, as a percentage of net sales, increased to 13.1% for the fiscal year ended September 30, 2011, compared to 10.4% for the fiscal year ended September 30, 2010. In addition to the impact of the credit from the litigation settlement, this increase reflects the growth in the segment's gross margin described above, as well as a lower growth rate in the segment's operating expenses compared to the growth rate in the segment's gross profit.

Unallocated expenses. Unallocated expenses, which represent corporate costs (such as payroll, employee benefits and travel expenses for corporate staff, certain professional fees and corporate governance expenses) that have not been charged to our operating segments, increased by $2.4 million, or 3.0%, to $81.6 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. This increase was due to higher corporate expenses related primarily to on-going upgrades to our information technology systems ($2.7 million). During the fiscal year ended September 30, 2011, $2.3 million of the benefit from a litigation settlement offset corporate expenses incurred in connection with the litigation.

Share-based Compensation Expense. Total compensation cost charged against income for share-based compensation arrangements increased by $2.7 million, to $15.6 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. This increase was due to the incremental expenses related to, as well as the higher fair value at the grant date of, share-based awards during the fiscal year ended September 30, 2011, compared to share-based awards during the fiscal year ended September 30, 2010, partially offset by the impact of share-based awards that became fully vested during the fiscal year ended September 30, 2011.

Interest Expense

Interest expense decreased by $0.5 million, to $112.5 million for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Interest expense is net of interest income of $0.3 million and $0.2 million for the fiscal year ended September 30, 2011 and 2010, respectively. The decrease in interest expense was primarily attributable to lower outstanding principal balances on our senior term loans ($3.0 million) and to lower interest-rate differential charges incurred in connection with interest rate swaps ($2.3 million), partially offset by unamortized deferred financing costs expensed in the fiscal year 2011 ($2.8 million) in connection with: (a) prepayments of long-term debt and (b) our November 2010 termination of our prior ABL facility. The decrease also reflects non-cash income ($2.4 million) in the fiscal year 2010 of marked-to-market adjustments for certain interest rate swaps which expired in November 2009 with no comparable amount in the fiscal year 2011 (please see Note 15 of the Notes to Consolidated Financial Statements in Item 8—"Financial Statements and Supplementary Data" contained elsewhere in this Annual Report for additional information about the Company's interest rate swaps and "Liquidity and Capital Resources" below for additional information about our credit facilities).

Provision for Income Taxes

Provision for income taxes was $122.2 million during the fiscal year ended September 30, 2011, compared to $84.1 million for the fiscal year ended September 30, 2010. The effective tax rate is 36.4% for fiscal year 2011, compared to 36.9% for fiscal year 2010. The decrease in the annual effective tax rate was primarily due to tax benefits resulting from certain intercompany transactions that resulted in the release of valuation allowances during the fiscal year 2011, compared to the fiscal year 2010.

Net Earnings

As a result of the foregoing, consolidated net earnings increased by $69.9 million, or 48.6%, to $213.7 million for the fiscal year ended September 30, 2011, compared to $143.8 million for the fiscal year ended September 30, 2010. Net earnings, as a percentage of net sales, were 6.5% for the fiscal year ended September 30, 2011, compared to 4.9% for the fiscal year ended September 30, 2010.

Financial Condition

September 30, 2012 Compared to September 30, 2011

Working capital (current assets less current liabilities) increased by $267.4 million to $686.5 million at September 30, 2012, compared to $419.1 million at September 30, 2011. The ratio of current assets to current liabilities was 2.44 to 1.00 at September 30, 2012, compared to 1.91 to 1.00 at September 30, 2011. The increase in working capital reflects an increase of $284.8 million in current assets and an increase of $17.4 million in current liabilities. The increase in current assets as of September 30, 2012, includes an increase in cash and cash equivalents of $176.7 million, an increase of $70.1 million in inventory, an increase of $23.7 million in income taxes receivable and an increase of $8.7 million in accounts receivable, other, as described below. The increase in current liabilities as of September 30, 2012, includes an increase in accrued liabilities of $14.8 million and an increase of $3.6 million in income taxes payable, as described below, partially offset by a decrease of $1.1 million in current maturities of long-term debt.

Cash and cash equivalents increased by $176.7 million to $240.2 million at September 30, 2012, compared to $63.5 million at September 30, 2011 due primarily to proceeds from net issuances of long-term debt (including our September 2012 issuance of $150.0 million aggregate principal amount of the Company's senior notes due 2022) and cash provided by operating activities, partially offset by cash used by investing activities during the fiscal year ended September 30, 2012 (please see "Liquidity and Capital Resources" below). Accounts receivable, other, increased by $8.7 million to $42.3 million at September 30, 2012, compared to $33.5 million at September 30, 2011 due primarily to vendor rebates accrued. Income taxes receivable were $23.7 million at September 30, 2012, compared to zero at September 30, 2011 due primarily to the timing of estimated U.S. federal income tax payments made and to tax benefits (approximately $10.3 million) resulting from a limited restructuring, for U.S. income tax purposes, completed in the fiscal year 2012. Inventory increased by $70.1 million to $735.4 million at September 30, 2012, compared to $665.2 million at September 30, 2011 due primarily to the effect of stores opened and to the inventory of businesses acquired in the preceding 12 months, partially offset by the effect of foreign currency translation adjustments of approximately $5.3 million.

Accrued liabilities increased by $14.8 million to $200.3 million at September 30, 2012, compared to $185.5 million at September 30, 2011, primarily due to the timing of payments of interest on our long-term debt and to the loss contingency obligation of $10.2 million, partially offset by the effect of the expiration, in May 2012, of certain interest rate swaps in a liability position ($6.5 million at September 30, 2011). Income taxes payable increased by $3.6 million to $13.0 million at September 30, 2012, compared to $9.4 million at September 30, 2011 due primarily to the effect of increased earnings and the income taxes payable of businesses acquired, partially offset by estimated income tax payments made in the fiscal year 2012.

Net property and equipment increased by $20.2 million to $202.7 million at September 30, 2012, compared to $182.5 million at September 30, 2011, primarily due to capital expenditures and the property and equipment of businesses acquired, partially offset by the fiscal year 2012 depreciation expense and the effect of foreign currency translation adjustments.

Goodwill increased by $26.5 million to $532.3 million at September 30, 2012, compared to $505.9 million at September 30, 2011, primarily due to goodwill recorded in connection with businesses acquired during the fiscal year 2012 (including the November 2011 acquisition of the Floral Group), partially offset by the effect of foreign currency translation adjustments of approximately $2.1 million.

Intangible assets, excluding goodwill, decreased by $1.2 million to $128.4 million at September 30, 2012, compared to $129.7 million at September 30, 2011, primarily due to amortization expense of $13.7 million recognized in the fiscal year 2012, partially offset by intangible assets of approximately $13.3 million recorded in connection with businesses acquired during the fiscal year 2012 (including the November 2011 acquisition of the Floral Group).

Long-term debt, including current portion, increased by $204.1 million to $1,617.2 million at September 30, 2012, compared to $1,413.1 million at September 30, 2011. This increase was primarily due to our issuance of $750.0 million aggregate principal amount of 6.875% senior notes due 2019 and $850.0 million aggregate principal amount of 5.75% senior notes due 2022. This increase was partially offset by our redemption, in December 2011, of $430.0 million aggregate principal amount of our 9.25% senior notes due 2014 and $275.0 million aggregate principal amount of our 10.50% senior subordinated notes due 2016 and our repayment in full of borrowings (approximately $696.9 million, including repayments of $100.0 million made during the first six months of the fiscal year 2012) under the term loan B facility in the fiscal year 2012. (Please see "Liquidity and Capital Resources" below).

Deferred income tax liabilities, net, increased by $12.6 million to $63.9 million at September 30, 2012, compared to $51.3 million at September 30, 2011 primarily due to the timing of differences between depreciation and amortization included for tax purposes versus depreciation and amortization included in our consolidated statements of earnings.

Total stockholders' deficit decreased by $103.9 million to $115.1 million at September 30, 2012 compared to $219.0 million at September 30, 2011 primarily as a result of net earnings of $233.1 million and a decrease in accumulated other comprehensive loss of $12.0 million, net of income tax, partially offset by a decrease in additional paid-in capital of $141.2 million, as described below.

The decrease in accumulated other comprehensive loss reflects a reduction in deferred losses on hedged interest rate swaps of $3.9 million, net of income tax, and foreign currency translation adjustments of $8.1 million, net of income tax. The decrease in additional paid-in capital reflects our repurchase of 7.6 million shares of the Company's common stock in a private transaction in May 2012 for $200.0 million, partially offset by share-based compensation expense and the impact of exercises of stock options, in the aggregate, of approximately $58.8 million. (Please see "Liquidity and Capital Resources" below).

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet existing strategic and financial objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current or potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

We are highly leveraged and a substantial portion of our liquidity needs will arise from debt service on our outstanding indebtedness and from funding the costs of operations, working capital and capital expenditures. As a holding company, we depend on our subsidiaries, including Sally Holdings, to distribute funds to us so that we may pay our obligations and expenses. The ability of our subsidiaries to make such distributions will be subject to their operating results, cash requirements and financial condition and their compliance with relevant laws, and covenants and financial ratios related to their existing or future indebtedness, including covenants restricting Sally Holdings' ability to pay dividends to us. If, as a consequence of these limitations, we cannot receive sufficient distributions from our subsidiaries, we may not be able to meet our obligations to fund general corporate expenses. Please see "Risk Factors—Risks Relating to Our Business," and "—Risks Relating to Our Substantial Indebtedness."

We may from time to time repurchase or otherwise retire or refinance our debt (through our subsidiaries or otherwise) and take other steps to reduce or refinance our debt. These actions may include open market repurchases of our notes or other retirements of outstanding debt. The amount of debt that may be repurchased, refinanced or otherwise retired, if any, would be decided upon at the sole discretion of our Board of Directors and will depend on market conditions, trading levels of the Company's debt from time to time, the Company's cash position and other considerations.

During the first half of its fiscal year 2012 prior to its repayment and termination, we had made optional prepayments in the aggregate amount of $100.0 million on the senior term loan B facility. In connection with such 2012 prepayments, the Company expensed approximately $0.6 million in unamortized deferred financing costs. This amount is included in interest expense in the Company's consolidated statements of earnings.

Based upon the current level of operations and anticipated growth, we anticipate that existing cash balances, funds expected to be generated by operations, and funds available under the ABL facility will be sufficient to meet our working capital requirements and to finance anticipated capital expenditures over the next 12 months.

There can be no assurance that our business will generate sufficient cash flows from operations, that anticipated net sales and operating improvements will be realized, or that future borrowings will be available under our ABL facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. In addition, our ability to meet our debt service obligations and liquidity needs are subject to certain risks, which include, but are not limited to, increases in competitive activity, the loss of key suppliers, rising interest rates, the loss of key personnel, the ability to execute our business strategy and general economic conditions. Please see "Risk Factors" in Item 1A of this Annual Report.

We utilize our ABL facility for the issuance of letters of credit, for certain working capital and liquidity needs and to manage normal fluctuations in our operational cash flow. In that regard, we may from time to time draw funds under the ABL facility for general corporate purposes including funding of capital expenditures, acquisitions and interest payments due on our indebtedness. The funds drawn on individual occasions during the fiscal year ended September 30, 2012 have varied in amounts of up to $160.0 million (please see the paragraph that follows), with total amounts outstanding ranging from zero up to $181.5 million. During the fiscal year ended September 30, 2012, the weighted average interest rate on our borrowings under the ABL facility was 3.4%. The amounts drawn are generally paid down with cash provided by our operating activities.

On May 6, 2012, we entered into an agreement pursuant to which we repurchased (and subsequently retired) 7.6 million shares of our common stock from the CDR Investors, in a private transaction, at $26.485 per share. We funded this $200.0 million share repurchase primarily with borrowings in the amount of $160.0 million under our ABL facility and with cash from operations.

On August 27, 2012, we announced that our Board has approved a share repurchase program authorizing us to repurchase up to $300.0 million of our common stock over the next six fiscal quarters (the "Share Repurchase Program") and to enter into pre-arranged stock trading plans for the purpose of repurchasing a limited number of shares of our common stock in accordance with guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934 and the Company's policies regarding securities transactions. Repurchases of shares of our common stock are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the plans.

As of September 30, 2012, Sally Holdings had $377.8 million available for additional borrowings under our ABL facility, subject to borrowing base limitations, as reduced by outstanding letters of credit. Availability under the ABL facility is a function of a customary borrowing base of receivables and inventory levels. The ABL facility has a 5-year maturity and pricing levels at market rates.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. The agreements and instruments governing the debt of Sally Holdings and its subsidiaries contain material limitations on their ability to pay dividends and other restricted payments to us which, in turn, constitute material limitations on our ability to pay dividends and other payments to our stockholders.

The ABL facility and the indentures governing the senior notes due 2019 and 2022 contain other covenants regarding restrictions on assets dispositions, granting of liens and security interests, prepayment of certain indebtedness and other matters and customary events of default, including customary cross-default and/or cross-acceleration provisions. As of September 30, 2012, all the net assets of our consolidated subsidiaries were unrestricted from transfer under our credit arrangements.

During the fiscal year 2012, we completed several acquisitions at an aggregate cost of $44.0 million. In general, we funded these acquisitions with cash from operations and borrowings under the ABL facility. For example, in November 2011, we acquired the Floral Group, a distributor of professional beauty products then with 19 stores located in the Netherlands, for approximately €22.8 million (approximately $31.2 million). The acquisition was funded with cash from operations and with borrowings on our ABL facility in the amount of approximately $17.0 million. In addition, during the fiscal year 2012, the Company completed several other individually immaterial acquisitions at an aggregate cost of approximately $12.8 million. Generally, we funded these acquisitions with cash from operations.

Historical Cash Flows

For the fiscal years 2012, 2011 and 2010, our primary source of cash has been funds provided by operating activities and, when necessary, short-term borrowings. The primary uses of cash during the past three years were for repayments of long-term debt, acquisitions and capital expenditures.

The following table shows our sources and uses of funds for the fiscal years ended September 30, 2012, 2011 and 2010 (in thousands):

	Fiscal Year Ended September 30,					
	2012	2011	Change	2011	2010	Change
Cash provided by operating activities	$ 297,582	$ 291,841	$ 5,741	$ 291,841	$ 217,246	$ 74,595
Cash used by investing activities	(112,513)	(146,735)	34,222	(146,735)	(85,022)	(61,713)
Cash used by financing activities	(8,682)	(140,049)	131,367	(140,049)	(126,511)	(13,538)
Effect of foreign currency exchange rate changes on cash and cash equivalents	352	(1,070)	1,422	(1,070)	(666)	(404)
Net increase (decrease) in cash and cash equivalents	$ 176,739	$ 3,987	$172,752	$ 3,987	$ 5,047	$ (1,060)

Cash Provided by Operating Activities

Net cash provided by operating activities during the fiscal year ended September 30, 2012 increased by $5.7 million to $297.6 million compared to $291.8 million during the fiscal year ended September 30, 2011. The increase was primarily due to an improvement of approximately $50.9 million in operating earnings, partially offset by net changes in accounts payable and accrued liabilities of $34.6 million and an increase in excess tax benefits from share-based compensation of $10.7 million for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011.

Net cash provided by operating activities during the fiscal year ended September 30, 2011 increased by $74.6 million to $291.8 million compared to $217.2 million during the fiscal year ended September 30, 2010. The increase was primarily due to an improvement in earnings of approximately $69.9 million for the fiscal year 2011 (including proceeds from a litigation settlement of $27.0 million), compared to the fiscal year 2010.

Cash Used by Investing Activities

Net cash used by investing activities during the fiscal year ended September 30, 2012 decreased by $34.2 million to $112.5 million compared to $146.7 million during the fiscal year ended September 30, 2011. This change was primarily due to a decrease of $43.6 million in cash used for acquisitions, net of cash acquired, partially offset by an increase of $9.1 million in capital expenditures, primarily in connection with design and implementation of a standardized enterprise resource planning ("ERP") system in some of our international operations.

Net cash used by investing activities during the fiscal year ended September 30, 2011 increased by $61.7 million to $146.7 million compared to $85.0 million during the fiscal year ended September 30, 2010. This increase was primarily due to an increase of $50.7 million in cash used for acquisitions, net of cash acquired, and an increase of $11.3 million in capital expenditures, including 21 more store openings during the fiscal year 2011, compared to the fiscal year 2010, and the incremental capital expenditures of Aerial in the fiscal year 2011.

Cash Used by Financing Activities

Net cash used by financing activities during the fiscal year ended September 30, 2012 decreased by $131.4 million to $8.7 million compared to $140.0 million during the fiscal year ended September 30, 2011. This change was primarily due to net proceeds of $750.0 million from the issuance of our senior notes due 2019 and $859.3 million from the issuance of our senior notes due 2022 (please see "*Credit Facilities*" below), and by increases in proceeds from exercises of stock options awarded under our share-based compensation plans of $17.1 million and in excess tax benefits from share-based compensation of $10.7 million. These amounts were partially offset by: (a) cash used to redeem our 9.25% senior notes due 2014 and our 10.50% senior subordinated notes due 2016 in the aggregate amount of $729.4 million (including a call premium paid to redeem such notes of $24.4 million), (b) incremental optional repayments of our senior term loan B facility (including the May 2012 repayment in full of such loan facility) in the aggregate amount of $549.9 million, (c) cash used for our May 2012 repurchase of approximately 7.6 million shares of our common stock from the CDR Investors for $200.0 million, and (d) an increase in debt issuance costs paid of $25.9 million during the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011.

Net cash used by financing activities during the fiscal year ended September 30, 2011 increased by $13.5 million to $140.0 million compared to $126.5 million during the fiscal year ended September 30, 2010. This increase was primarily due to net repayments of debt of $149.3 million during the fiscal year ended September 30, 2011, compared to net repayments of debt of $127.6 million during the fiscal year ended September 30, 2010. This increase also reflects debt issuance costs of $5.4 million incurred and paid during the fiscal year 2011 in connection with the new asset-based senior secured loan facility, and an increase in proceeds from exercises of stock options of $10.1 million in the fiscal year 2011, compared to the fiscal year 2010.

Credit Facilities

Outstanding Long-Term Debt

In connection with the Separation Transactions, in November 2006, the Company, through its subsidiaries (Sally Investment Holdings LLC and Sally Holdings) incurred $1,850.0 million of indebtedness by: (i) borrowing $70.0 million under a $400.0 million revolving (asset-based lending ("ABL")) credit facility; (ii) entering into two senior term loan facilities (term loans A and B) in an aggregate amount of $1,070.0 million; and (iii) issuing 9.25% senior notes due 2014 in an aggregate amount of $430.0 million and 10.50% senior subordinated notes due 2016 in an aggregate amount of $280.0 million. Borrowings under the term loan A facility were paid in full in the fiscal year 2010.

In November 2010, Sally Holdings entered into a new $400 million, five-year, asset-based senior secured loan (or ABL) facility and terminated its prior ABL facility. Availability under the ABL facility is subject to a customary borrowing base comprised of a percentage of our credit card and trade receivables, and of our inventory (minus certain customary reserves). The ABL facility includes a $25.0 million Canadian sub-facility for our Canadian operations. Borrowings under the ABL facility are secured by substantially all of our assets, those of Sally Investment, a wholly-owned subsidiary of Sally Beauty and the direct parent of Sally Holdings, those of our domestic subsidiaries, those of our Canadian subsidiaries (in the case of borrowings under the Canadian sub-facility) and a pledge of certain intercompany notes. Such borrowings bear interest at Prime plus a margin ranging from 1.25% to 1.75% or LIBOR plus a margin ranging from 2.25% to 2.75%, in each case depending upon the current borrowing availability under the ABL facility. In connection with our termination of the prior ABL facility we expensed approximately $1.6 million in unamortized deferred financing costs. This amount is included in interest expense in the Company's consolidated statements of earnings. As of September 30, 2012, we had $377.8 million available for borrowing under our ABL facility, subject to borrowing base limitations, as reduced by outstanding letters of credit.

In November 2011, Sally Holdings and Sally Capital Inc. (collectively, the "Issuers"), both wholly-owned subsidiaries of the Company, the Company and certain of its domestic subsidiaries entered into an agreement pursuant to which the Issuers sold in a private placement $750.0 million aggregate principal amount of the Issuers' 6.875% Senior Notes due 2019 (the "senior notes due 2019"). The senior notes due 2019 bear interest at an annual rate of 6.875% and were issued at par. In connection with the issuance of such notes the Company incurred and capitalized financing costs of approximately $15.2 million. These deferred financing costs are included in other assets on our consolidated balance sheets and are being amortized over the term of the senior notes due 2019 using the effective interest method. In June 2012, the Company exchanged the senior notes due 2019 for notes that are registered pursuant to a registration statement, which was effective May 2012, and are otherwise identical to the senior notes due 2019.

In December 2011, the Issuers used the net proceeds from the issuance of the senior notes due 2019: (i) to redeem the entire $430.0 million aggregate principal amount outstanding of the Issuers' 9.25% senior notes due 2014, (ii) to redeem the entire $275.0 million aggregate principal amount outstanding of the Issuers' 10.50% senior subordinated notes due 2016 (together with the senior notes due 2014, the "Old Notes"), pursuant to the terms of the indentures governing the Old Notes, and (iii) to pay all accrued and unpaid interest on the Old Notes, and fees and expenses incurred in connection with issuance of the senior notes due 2019 and redemption of the Old Notes. In connection with our redemption of the Old Notes we recorded a charge to earnings in the amount of approximately $34.6 million, including approximately $24.4 million in call premiums paid and approximately $10.2 million in unamortized deferred financing costs expensed. This amount is included in interest expense in the Company's consolidated statements of earnings.

In May 2012, the Issuers, the Company and certain of its domestic subsidiaries entered into an agreement pursuant to which the Issuers sold in an underwritten public offering $700.0 million aggregate principal amount of the Issuers' 5.75% Senior Notes due 2022 (the "senior notes due 2022"). The senior notes due 2022 bear interest at an annual rate of 5.75% and were issued at par. Interest on the senior notes due 2019 and 2022 is payable semi-annually, during the Company's first and third fiscal quarters.

Sally Holdings used the net proceeds from the offering: (i) to pay in full the aggregate principal amount then outstanding (approximately $596.9 million) under its senior term loan B facility due 2013, plus accrued and unpaid interest thereon, (ii) to pay approximately $90.0 million of the borrowings outstanding under the ABL facility, and (iii) to pay fees and expenses incurred in connection with the offering. In connection with the payment of the senior term loan B facility, we expensed approximately $3.2 million in unamortized deferred financing costs. This amount is included in interest expense in the Company's consolidated statements of earnings.

In September 2012, the Issuers sold an additional $150.0 million aggregate principal amount of the senior notes due 2022. The proceeds from this issuance are intended for general corporate purposes. The senior notes due 2022 in this subsequent offering were issued at a premium to their par value, are fully fungible with the senior notes due 2022 issued in May 2012 and bear interest at the same rate.

In connection with the issuances of the senior notes due 2022, during the fiscal year ended September 30, 2012 the Company incurred and capitalized financing costs of approximately $16.0 million. This amount is included in other assets on our consolidated balance sheets and is being amortized over the term of the senior notes due 2022 using the effective interest method.

Details of long-term debt (excluding capitalized leases) as of September 30, 2012 are as follows (dollars in thousands):

	Amount	Maturity Dates	Interest Rates
ABL facility	$ —	Nov. 2015	(i) Prime plus (1.25% to 1.75%) or; (ii) LIBOR(a) plus (2.25% to 2.75%)
Senior notes due 2019	750,000	Nov. 2019	6.875%
Senior notes due 2022(b)	859,308	June 2022	5.750%(b)
Other(c)	2,407	2012-2015	4.05% to 5.79%
Total	$1,611,715		

(a) London Interbank Offered Rate ("LIBOR").

(b) Includes unamortized premium of $9.3 million related to notes issued in September 2012 with an aggregate principal amount of $150.0 million. The 5.75% interest rate relates to notes in the aggregate principal amount of $850.0 million.

(c) Represents pre-acquisition debt of Pro-Duo NV and Sinelco.

Long-Term Debt Covenants

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business. These restrictions and limitations relate to:

- Incurrence of additional indebtedness
- Repurchases and redemptions of capital stock and the payment of dividends
- Making of certain debt prepayments
- Mergers or consolidations
- Granting of liens on assets
- Making of investments, including joint ventures
- Making of acquisitions
- Disposition of assets

Borrowings under the ABL facility are secured by substantially all of our assets, those of Sally Investment, those of our domestic subsidiaries, those of our Canadian subsidiaries (in the case of borrowings under the Canadian sub-facility) and a pledge of certain intercompany notes. The senior notes due 2019 and 2022 are unsecured obligations of the Issuers and are jointly and severally guaranteed by the Company and Sally Investment, and by each material domestic subsidiary of the Company. Interest on the senior notes due 2019 and 2022 is payable semi-annually, during the Company's first and third fiscal quarters.

The senior notes due 2019 carry optional redemption features whereby the Company has the option to redeem the notes, in whole or in part, on or after November 15, 2017 at par, plus accrued and unpaid interest, if any, and on or after November 15, 2015 at par plus a premium declining ratably to par, plus accrued and unpaid interest, if any. Prior to November 15, 2015, the notes may be redeemed, in whole or in part, at a redemption price equal to par plus a make-whole premium as provided in the indenture, plus accrued and unpaid interest, if any. In addition, on or prior to November 15, 2014, the Company has the right to redeem at par plus a specified premium, plus accrued and unpaid interest, if any, up to 35% of the aggregate principal amount of notes originally issued, subject to certain limitations, with the proceeds from certain kinds of equity offerings, as defined in the indenture.

The senior notes due 2022 carry optional redemption features whereby the Company has the option to redeem the notes, in whole or in part, on or after June 1, 2020 at par, plus accrued and unpaid interest, if any, and on or after June 1, 2017 at par plus a premium declining ratably to par, plus accrued and unpaid interest, if any. Prior to June 1, 2017, the notes may be redeemed, in whole or in part, at a redemption price equal to par plus a make-whole premium as provided in the indenture, plus accrued and unpaid interest, if any. In addition, on or prior to June 1, 2015, the Company has the right to redeem at par plus a specified premium, plus accrued and unpaid interest, if any, up to 35% of the aggregate principal amount of notes originally issued, subject to certain limitations, with the proceeds from certain kinds of equity offerings, as defined in the indenture.

The ABL facility does not contain any restriction against the incurrence of unsecured indebtedness. However, the ABL facility restricts the incurrence of secured indebtedness if, after giving effect to the incurrence of such secured indebtedness, the Company's Secured Leverage Ratio exceeds 4.0 to 1.0. At September 30, 2012, the Company's Secured Leverage Ratio was approximately 0.1 to 1.0. Secured Leverage Ratio is defined as the ratio of (i) Secured Funded Indebtedness (as defined in the ABL facility) to (ii) Consolidated EBITDA, as defined in the ABL facility.

The ABL facility is pre-payable, and the commitments thereunder may be terminated, in whole or in part at any time without penalty or premium.

The indentures governing the senior notes due 2019 and 2022 contain terms which restrict the ability of Sally Beauty's subsidiaries to incur additional indebtedness. However, in addition to certain other material exceptions, the Company may incur additional indebtedness under the indentures if its Consolidated Coverage Ratio, after giving pro forma effect to the incurrence of such indebtedness, exceeds 2.0 *to* 1.0 ("Incurrence Test"). At September 30, 2012, the Company's Consolidated Coverage Ratio was approximately 6.4 *to* 1.0. Consolidated Coverage Ratio is defined as the ratio of (i) Consolidated EBITDA, as defined in the indentures, for the period containing the most recent four consecutive fiscal quarters, *to* (ii) Consolidated Interest Expense, as defined in the indentures, for such period.

The indentures governing the senior notes due 2019 and 2022 restrict Sally Holdings and its subsidiaries from making certain dividends and distributions to equity holders and certain other restricted payments (hereafter, a "Restricted Payment" or "Restricted Payments") to us. However, the indentures permit the making of such Restricted Payments if, at the time of the making of such Restricted Payment, the Company satisfies the Incurrence Test as described above and the cumulative amount of all Restricted Payments made since the issue date of the applicable senior notes does not exceed the sum of: (a) 50% of Sally Holdings' and its subsidiaries' cumulative consolidated net earnings since July 1, 2006, *plus* (b) the proceeds from the issuance of certain equity securities or conversions of indebtedness to equity, in each case, since the issue date of the applicable senior notes *plus* (c) the net reduction in investments in unrestricted subsidiaries since the issue date of the applicable senior notes *plus* (d) the return of capital with respect to any sales or dispositions of certain minority investments since the issue date of the applicable senior notes. Further, in addition to certain other baskets, the indentures permit the Company to make additional Restricted Payments in an unlimited amount if, after giving pro forma effect to the incurrence of any indebtedness to make such Restricted Payment, the Company's Consolidated Total Leverage Ratio (as defined in the indentures) is less than 3.25 *to* 1.00. At September 30, 2012, the Company's Consolidated Total Leverage Ratio was approximately 2.5 *to* 1.0. Consolidated Total Leverage Ratio is defined as the ratio of (i) Consolidated Total Indebtedness, as defined in the indentures, *minus* cash and cash equivalents on-hand up to $100.0 million, in each case, as of the most recently-ended fiscal quarter *to* (ii) Consolidated EBITDA, as defined in the indentures, for the period containing the most recent four consecutive fiscal quarters.

The ABL facility also restricts the making of Restricted Payments. However, in June 2012, the Company, Sally Holdings and the other parties to the ABL facility entered into an amendment (hereafter, "the Amendment") to the ABL facility which, among other things, relaxed the restrictions regarding the making of Restricted Payments. Under the ABL facility, as amended, Sally Holdings may make Restricted Payments if availability under the ABL facility exceeds certain thresholds, and no default then exists under the facility. For Restricted Payments up to $30.0 million during each fiscal year, borrowing availability must exceed the lesser of $80.0 million or 20% of the borrowing base for 45 days prior to such Restricted Payment. For Restricted Payments in excess of that amount, the same borrowing availability must be maintained and the Consolidated Fixed Charge Coverage Ratio (as defined in the ABL facility) must equal or exceed 1.2 *to* 1.0 (up from 1.1 *to* 1.0 prior to the Amendment). Consolidated Fixed Charge Coverage Ratio is defined as the ratio of (i) Consolidated EBITDA, as defined in the ABL facility, *minus* certain unfinanced capital expenditures and tax payments *to* (ii) fixed charges, as specified in the ABL facility. However, pursuant to the Amendment, the calculation of the Consolidated Fixed Charge Coverage Ratio now excludes from fixed charges any Restricted Payments. Further, the Amendment increased the level of the Consolidated Fixed Charge Coverage Ratio that the Company must satisfy to 1.1 *to* 1.0 (from 1.0 *to* 1.0) during any period that availability under the ABL facility is less than the greater of $40.0 million or 15% of the borrowing base. As of September 30, 2012, the Consolidated Fixed Charge Coverage Ratio was approximately 3.5 *to* 1.0.

When used in this Annual Report, the phrase "Consolidated EBITDA" is intended to have the meaning ascribed to such phrase in the ABL facility or the indentures governing the senior notes due 2019 and 2022, as appropriate. EBITDA is not a recognized measurement under accounting principles generally accepted in the United States of America ("GAAP") and should not be considered a substitute for financial performance and liquidity measures determined in accordance with GAAP, such as net earnings, operating earnings and operating cash flows.

We are currently in compliance with the agreements and instruments governing our debt, including our financial covenants. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Further, our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. Please see "Risk Factors—Risks Relating to Our Substantial Indebtedness."

Capital Requirements

During the fiscal year 2012, we had total capital expenditures of approximately $69.1 million which were primarily to fund the addition of new stores; the remodel, expansion or relocation of existing stores in the ordinary course of our business; and corporate projects. For the fiscal year 2013, we anticipate capital expenditures in the range of approximately $85.0 million to $90.0 million, excluding acquisitions. Capital expenditures will be primarily for the addition of new stores; the remodel, expansion or relocation of existing stores in the ordinary course of our business; and corporate projects.

Contractual Obligations

The following table is a summary of our contractual cash obligations and commitments outstanding by future payment dates at September 30, 2012 (in thousands):

	Payments Due by Period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations, including interest obligations(a)	$102,407	$203,719	$202,441	$1,938,614	$2,447,181
Obligations under operating leases(b)	147,791	215,367	112,898	57,016	533,072
Purchase obligations(c)	22,900	28,553	25,058	23,066	99,577
Other long-term obligations(d)(e)	8,670	10,337	5,272	8,623	32,902
Total	$281,768	$457,976	$345,669	$2,027,319	$3,112,732

(a) Long-term debt includes capital leases and future interest payments on debt facilities, based upon outstanding principal amounts and interest rates as of September 30, 2012.

(b) In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets. The amounts reported for operating leases do not include common area maintenance (CAM), property taxes or other executory costs. Please see Note 13 of the "Notes to Consolidated Financial Statements" in Item 8—"Financial Statements and Supplementary Data" contained elsewhere in this Annual Report for additional information about the Company's operating leases. The amounts reported above, do not include obligations of the Company's franchisees under operating leases of approximately $0.5 million for which the Company is contingently liable in the event of payment default by the franchisee.

(c) Purchase obligations reflect legally binding agreements entered into by us to purchase goods or services, that specify minimum quantities to be purchased and with fixed or variable price provisions. In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets. Amounts shown do not, however, reflect open purchase orders, mainly for merchandise, to be fulfilled within one year, which are generally cancellable.

(d) Other long-term obligations principally represent obligations under insurance and self-insurance programs, certain liabilities related to uncertain income tax benefits and commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and deferred compensation arrangements. These obligations are included in accrued liabilities and other liabilities in the accompanying consolidated balance sheets.

(e) The table above does not include $7.9 million of unrecognized tax benefits due to uncertainty regarding the realization and timing of the related future cash flows, if any.

The table above excludes amounts included in current liabilities (other than the current portion of long-term debt) as these items will be paid within one year.

Our assumptions with respect to the interest rates applicable to the ABL facility are subject to changes that may be material. In addition, other future events could cause actual payments to differ materially from these amounts.

The majority of our operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The use of operating leases allows us to expand our business to new locations without making significant up-front cash outlays for the purchase of land and buildings.

Off-Balance Sheet Financing Arrangements

At September 30, 2012 and 2011, we had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business, as well as outstanding letters of credit related to inventory purchases and self-insurance programs, which totaled $22.2 million and $16.0 million, respectively.

Inflation

Inflation has not had a material effect on our results of operations during each of the last three fiscal years.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements. Actual results may differ from these estimates. We believe these estimates and assumptions are reasonable. We consider accounting policies to be critical when they require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that our management reasonably could have used have a material effect on the presentation of our financial condition, changes in financial condition or results of operations.

Our critical accounting estimates include but are not limited to the valuation of inventory, vendor rebates and concessions, retention of risk, income taxes, assessment of long-lived assets and intangible assets for impairment and share-based payments.

Valuation of Inventory

Inventory is stated at the lower of cost, determined using the first-in, first-out ("FIFO") method, or market (net realizable value). When necessary, the Company adjusts the carrying value of inventory to the lower of cost or market, including disposal costs, and for estimated inventory shrinkage. Estimates of the future demand for the Company's products, historical turn-over rates, the age and sales history of the inventory, and historic as well as anticipated changes in stock keeping units ("SKUs") are some of the key factors used by management in assessing the net realizable value of inventory. We estimate inventory shrinkage between physical counts based upon our historical experience. Actual results differing from these estimates could significantly affect our inventory and cost of products sold and distribution expenses. Inventory shrinkage expense averaged approximately 1.0% of consolidated net sales in fiscal years 2012, 2011 and 2010. A 10% increase or decrease in our estimate of inventory shrinkage at September 30, 2012, would impact net earnings by approximately $1.7 million, net of income tax.

Vendor Rebates and Concessions

The Company deems a cash consideration received from a supplier to be a reduction of the cost of products sold unless it is in exchange for an asset or service or a reimbursement of a specific, incremental, identifiable cost incurred by the Company in selling the vendor's products. The majority of cash consideration received by the Company is considered to be a reduction of the cost of the related products and is reflected in cost of products sold and distribution expenses in our consolidated statements of earnings as the related products are sold. Any portion of such cash consideration received that is attributable to inventory on hand is reflected as a reduction of inventory. We consider the facts and circumstances of the various contractual agreements with vendors in order to determine the appropriate classification of amounts received in the consolidated statements of earnings. We record cash consideration expected to be received from vendors in other receivables at the amount we believe will be collected. These receivables could be significantly affected if the actual amounts subsequently collected differ from management's expectations. A 10% increase or decrease in these receivables at September 30, 2012, would impact net earnings by approximately $2.1 million, net of income tax.

Retention of Risk

Employee Health Insurance Liability

We maintain a largely self-funded program for healthcare benefits for employees who meet certain eligibility requirements. We cover the majority of expenses associated with these benefits, other than payroll deductions and out-of pocket expenses paid by the employees. Payments for healthcare benefits below specified amounts (currently $350,000 per individual per year) are self-insured by us. We base our estimate of ultimate liability on trends in claim payment history, historical trends in claims incurred but not yet reported, and other components such as expected increases in medical costs, projected premium costs and the number of plan participants. We review our liability on a regular basis and adjust our accruals accordingly. As of September 30, 2012 and 2011, we accrued an estimated liability relating to employee health insurance of $5.6 million and $6.3 million, respectively.

Changes in facts and circumstances may lead to a change in the estimated liability due to revisions of the estimated ultimate costs of our employee healthcare benefits. Estimates of medical costs and trends in claims are some of the key factors used by our management in determining our employee health insurance liability. This liability could be significantly affected if actual results differ from management's expectations. A 10% increase or decrease in our employee health insurance liability at September 30, 2012 would impact net earnings by approximately $0.4 million, net of income tax.

Workers' Compensation Liability, General Liability, and Automobile and Property Liability

We maintain a large deductible insurance plan for workers' compensation liability, general liability and automobile and property liability loss exposures. We base our estimates of the ultimate liability on an actuarial analysis performed by an independent third-party actuary. We review our liability on a regular basis and adjust our accruals accordingly. As of September 30, 2012 and 2011, our balance sheet included an estimated liability related to the deductible and retention limits of approximately $28.2 million and $26.2 million, respectively.

Changes in facts and circumstances may lead to a change in the estimated liability due to revisions of the estimated ultimate costs that affect our workers' compensation, general liability, and automobile and property liability insurance coverage. Changes in estimates occur over time due to such factors as claims incidence and severity of injury or damages. Our liabilities could be significantly affected if actual results differ from management's expectations or actuarial analyses. A 10% increase or decrease in our workers' compensation liability, general liability, and automobile and property liability at September 30, 2012 would impact net earnings by approximately $1.8 million, net of income tax.

The change in the self-insurance liability was as follows (in thousands):

	Fiscal Year Ended September 30,	
	2012	2011
Balance at beginning of period	$ 34,088	$ 30,286
Self-insurance expense	65,154	64,001
Self-insurance liability of businesses acquired	—	532
Payments, net of employee contributions	(64,297)	(60,731)
Balance at end of period	$ 34,945	$ 34,088

Income Taxes

We record income tax provisions in our consolidated financial statements based on an estimation of current income tax liabilities. The development of these provisions requires judgments about tax issues, potential outcomes and timing. If we prevail in tax matters for which provisions have been established or are required to settle matters in excess of established provisions, our effective tax rate for a particular period could be significantly affected.

For the fiscal years ended September 30, 2012, 2011 and 2010, the effective income tax rates were 35.4%, 36.4% and 36.9%, respectively. The lower fiscal year 2012 annual effective tax rate, compared to our historical effective tax rate of approximately 37.0%, was primarily due to tax benefits (approximately $10.3 million) resulting from a limited restructuring, for U.S. income tax purposes, completed in the fiscal year 2012. The lower fiscal year 2011 annual effective tax rate, compared to our historical effective tax rate, was primarily due to tax benefits resulting from certain intercompany transactions that resulted in the release of valuation allowances during the fiscal year 2011.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. We believe that it is more likely than not that our results of operations in the future will generate sufficient taxable income to realize our deferred tax assets, net of the valuation allowance currently recorded. We have recorded a valuation allowance to account for uncertainties regarding the recoverability of certain deferred tax assets, primarily foreign loss carryforwards. In the future, if we determine that certain deferred tax assets will not be realizable, the related adjustments could significantly affect our effective tax rate at that time. The estimated tax benefit of an uncertain tax position is recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from applicable taxing authorities.

Assessment of Long-Lived Assets and Intangible Assets for Impairment

Long-lived assets, such as property and equipment, including store equipment, and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The recoverability of long-lived assets and intangible assets subject to amortization is assessed by comparing the net carrying amount of each asset to its total estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds the sum of its undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill and intangible assets with indefinite lives are not amortized; rather, they are reviewed for impairment at least annually, and whenever events or changes in circumstances indicate it is more likely than not that the value of the asset may be impaired. When assessing goodwill and intangible assets with indefinite lives for potential impairment, management compares the carrying amount of the asset to its fair value. In addition, management considers whether there has been an impairment to the value of the asset by evaluating if various factors (including current operating results, anticipated future results and cash flows, and relevant market and economic conditions) indicate a possible impairment.

As permitted, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2011-08 in connection with its goodwill impairment test during the second quarter of the fiscal year 2012. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative goodwill impairment test otherwise required under ASC Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). In effect, the amendment eliminates the need to calculate the fair value of a reporting unit in connection with the goodwill impairment test unless the entity determines, based on the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount, including goodwill.

Based on the reviews performed by the Company, after taking into account the economic downturn experienced during the past several years in certain geographic areas in which we operate, there were no material asset impairments recognized in the current or prior fiscal years presented.

Share-Based Payments

We recognize compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. For fiscal years 2012, 2011 and 2010, total compensation cost charged against income and included in selling, general and administrative expenses for share-based compensation arrangements was $16.9 million, $15.6 million and $12.8 million, respectively.

The amount of stock option expense is determined based on the fair value of each stock option grant, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life, volatility, risk-free interest rate and dividend yield. The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding. We estimate the expected life based on historical exercise trends. The expected volatility used for awards made during the fiscal year ended September 30, 2012, reflects the average volatility for the Company's common stock. For awards made prior to the fiscal year 2012, the expected volatility used was derived using the average volatility of both the Company and similar companies (based on industry sector) since it was not practicable to estimate the Company's expected volatility on a stand-alone basis due to a lack of sufficient trading history. The risk-free interest rate is based on the five-year zero-coupon U.S. Treasury issue at the date of the grant for the expected life of the stock options. The dividend yield represents our anticipated cash dividend over the expected life of the stock options. The amount of stock option expense recorded is significantly affected by these estimates. In addition, we record periodic stock option expense based on an estimate of the total number of stock options expected to vest, which requires us to estimate future forfeitures. We use our historical forfeiture experience as a basis for this estimate. Actual forfeitures could differ from these estimates and could significantly affect the amount and timing of the recognition of stock option expense. We have based all these estimates on our assumptions as of September 30, 2012. Our estimates for future periods may be based on different assumptions and accordingly may differ.

We believe that our share-based compensation expense is based on reasonable estimates and assumptions. However, if actual results are not consistent with our estimate or assumptions, we may be exposed to changes in share-based compensation expense that could be material. A 10% change in our share-based compensation expense for the year ended September 30, 2012 would affect earnings by approximately $1.1 million, net of income tax.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board ("FASB") issued ASU No. 2010-28 which amended ASC 350. This amendment modified the goodwill impairment test for reporting units with a zero or negative carrying amount, by requiring that Step 2 of the goodwill impairment test be performed for such reporting units if it is more likely than not that an impairment of goodwill exists. The Company adopted this amendment during the first quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-29 which amended ASC Topic 805, *Business Combinations*. This amendment requires that a public company that enters into business combinations that are material on an individual or aggregate basis disclose certain pro-forma information for the current and the immediately preceding fiscal year. This amendment also expands the supplemental pro-forma disclosures to include a description of the nature and amount of material, non-recurring pro-forma adjustments directly attributable to such business combination or business combinations. The Company adopted this amendment during the first quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04 which amended ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). This amendment changed the title of ASC 820 to "Fair Value Measurement" and adopted fair value measurement and disclosure guidance that is generally consistent with the corresponding International Financial Reporting Standards ("IFRS") guidance. More specifically, this amendment changed certain requirements for measuring fair value or for disclosing information about fair value measurements or, alternatively, clarified the FASB's intent about the application of existing fair value measurement and disclosure guidance. The Company adopted this amendment during the second quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08 which further amended ASC 350. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative goodwill impairment test otherwise required under ASC 350. In effect, the amendment eliminates the need to calculate the fair value of a reporting unit in connection with the goodwill impairment test unless the entity determines, based on the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount, including goodwill. As permitted, the Company adopted this amendment during the second quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

We have not yet adopted and are currently assessing any potential effect of the following pronouncement on our consolidated financial statements:

In June 2011, the FASB issued ASU No. 2011-05 which amended ASC Topic 220, *Comprehensive Income* ("ASC 220"). This amendment, which must be applied retrospectively, will allow an entity the option to present the components of net income, as well as total comprehensive income and the components of other comprehensive income, either in a single continuous statement of comprehensive income or in two separate consecutive statements. This amendment also eliminates the option to present the components of other comprehensive income in the statement of stockholders' equity but does not change the items that must be reported. In addition, in December 2011, the FASB issued ASU No. 2011-12 which further amended ASC 220. More specifically, this amendment provided for deferral, until further action by the FASB, of the effective date for changes to the presentation of reclassifications of items out of accumulated other comprehensive income required by ASU No. 2011-05. For public companies, these amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early application is permitted.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, which further amended ASC 350. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative impairment test for indefinite-lived intangible assets otherwise required under ASC 350. In effect, the amendment eliminates the need to calculate the fair value of an indefinite-lived intangible asset in connection with the impairment test unless the entity determines, based on the qualitative assessment, that it is more likely than not that the asset is impaired. This amendment is effective for fiscal years beginning after September 15, 2012. Early application is permitted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational corporation, we are subject to certain market risks including foreign currency fluctuations, interest rates and credit risk. We may consider a variety of practices in the ordinary course of business to manage these market risks, including, when deemed appropriate, the use of derivative financial instruments.

Foreign currency exchange rate risk

We are exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. Our primary exposures are to changes in exchange rates for the U.S. dollar versus the Euro, the British pound sterling, the Canadian dollar, the Chilean peso, and the Mexican peso. Our various foreign currency exposures at times offset each other, sometimes providing a natural hedge against foreign currency risk. For each of the fiscal years 2012, 2011 and 2010, approximately 18% of our consolidated net sales were made in currencies other than the U.S. dollar. Consolidated net sales for the fiscal year ended September 30, 2012, are inclusive of approximately $26.3 million in negative impact from changes in foreign currency exchange rates and other comprehensive income reflects $8.1 million in foreign currency translation adjustments, net of tax. For the fiscal years 2012, 2011 and 2010, fluctuations in the U.S. dollar exchange rates did not otherwise have a material effect on our consolidated financial condition and consolidated results of operations.

A 10% increase or decrease in the exchange rates for the U.S. dollar versus the foreign currencies to which we have exposure, would have impacted our consolidated net sales by approximately 1.8% in the fiscal year 2012, and would have impacted our consolidated net assets by approximately 2.4% at September 30, 2012.

The Company uses foreign exchange contracts including, at September 30, 2012, foreign currency forwards with an aggregate notional amount of $12.0 million to manage the exposure to the U.S. dollar resulting from certain of our Sinelco Group subsidiaries' purchases of merchandise from third-party suppliers. Sinelco's functional currency is the Euro. These foreign currency forwards enable Sinelco to buy U.S. dollars at a contractual exchange rate of 1.2772, are with a single counterparty and expire ratably through September 2013.

The Company also uses foreign currency forwards to mitigate its exposure to changes in foreign currency exchange rates in connection with certain intercompany balances not permanently invested. As such, at September 30, 2011, we hold: (a) a foreign currency forward which enables us to sell approximately €19.2 million ($24.7 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 1.2859, (b) a foreign currency forward which enables us to sell approximately $2.0 million Canadian dollars ($2.0 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 0.98425, (c) a foreign currency forward which enables us to buy approximately $5.3 million Canadian dollars ($5.4 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 0.98345, (d) a foreign currency forward which enables us to sell approximately 11.6 million Mexican pesos ($0.9 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 12.9048 and (e) a foreign currency forward which enables us to buy approximately £1.8 million ($2.9 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 1.6196. All foreign currency forwards held by the

Company at September 30, 2012 are with a single counterparty other than the counterparty on the forwards discussed in the preceding paragraph and expire on or before December 31, 2012.

The Company's foreign exchange contracts are not designated as hedges and do not currently meet the requirements for hedge accounting. Accordingly, the changes in the fair value (i.e., marked-to-market adjustments) of these derivative instruments (which are adjusted quarterly) are recorded in selling, general and administrative expenses in our consolidated statements of earnings. During the fiscal years ended September 30, 2012, 2011 and 2010, selling, general and administrative expenses reflect net gains of $2.0 million, $0.2 million and $0.2 million, respectively, including marked-to-market adjustments, in connection with all of the Company's foreign currency derivatives.

Interest rate risk

We and certain of our subsidiaries are sensitive to interest rate fluctuations primarily as a result of borrowings under our ABL facility from time to time. In order to enhance our ability to manage risk relating to cash flow and interest rate exposure, we and/or our other subsidiaries who are borrowers under our ABL facility may from time to time enter into and maintain derivative instruments, such as interest rate swap agreements, for periods consistent with the related underlying exposures. At September 30, 2012, there were no borrowings outstanding under our ABL facility outstanding and the Company held no such derivatives instruments. We do not purchase or hold any derivative instruments for speculative or trading purposes.

In May 2008, we entered into certain interest rate swap agreements with an aggregate notional amount of $300 million in connection with our variable interest rate obligation under the senior term loan B facility (until our May 2012 repayment of such loan). These agreements enabled us to convert a portion of our variable interest rate obligations to fixed rate obligations and were designated and qualified as effective cash flow hedges, in accordance with ASC Topic 815, *Derivatives and Hedging*. Accordingly, changes in the fair value of these derivative instruments were recorded quarterly, net of income tax, in accumulated other comprehensive (loss) income ("OCI") until the swap agreements expired, in May 2012.

Credit risk

We are exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. We believe that the credit risk associated with cash equivalents and short-term investments, if any, is largely mitigated by our policy of investing in a diversified portfolio of securities with high credit ratings.

We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. We believe that our exposure to concentrations of credit risk with respect to trade receivables is largely mitigated by our broad customer base. We believe that our allowance for doubtful accounts is sufficient to cover customer credit risks at September 30, 2012.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Please see "Index to Financial Statements" which is located on page 89 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Background. Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required in accordance with

Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. Part II, Item 8—Financial Statements and Supplementary Data of this Annual Report on Form 10-K sets forth the attestation report of KPMG LLP, our independent registered public accounting firm, regarding its audit of our internal control over financial reporting. This section should be read in conjunction with the certifications and the KPMG attestation report for a more complete understanding of the topics presented.

Controls Evaluation and Related CEO and CFO Certifications. Our management, with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. The controls evaluation was conducted by our Disclosure Committee, comprised of senior representatives from our finance, accounting, internal audit, and legal departments under the supervision of our CEO and CFO.

Certifications of our CEO and our CFO, which are required in accordance with Rule 13a-14 of the Exchange Act, are attached as exhibits to this Annual Report. This "Controls and Procedures" section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Limitations on the Effectiveness of Controls. We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. A system of controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the limitations in all such systems, no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Furthermore, the design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how unlikely. Because of these inherent limitations in a cost-effective system of controls and procedures, misstatements or omissions due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. The evaluation of our disclosure controls and procedures included a review of their objectives and design, our implementation of the controls and procedures and the effect of the controls and procedures on the information generated for use in this Annual Report. In the course of the evaluation, we sought to identify whether we had any data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, was being undertaken if needed. This type of evaluation is performed on a quarterly basis so that conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K. Many of the components of our disclosure controls and procedures are also evaluated by our internal audit department, by our legal department and by personnel in our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures on an ongoing basis, and to maintain them as dynamic systems that change as conditions warrant.

Conclusions regarding Disclosure Controls. Based on the required evaluation of our disclosure controls and procedures, our CEO and CFO have concluded that, as of September 30, 2012, we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. A system of internal controls may become inadequate over time because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on this assessment, management has concluded that, as of September 30, 2012 our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on such criteria.

Report of Independent Registered Public Accounting Firm. Please refer to KPMG's Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting on page F-1 of the financial statements, which begin on page 89 of this Annual Report.

Changes in Internal Control over Financial Reporting. During our last fiscal quarter, there have been no changes in our internal control over financial reporting identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Successful Exit of CDR Investors and Corporate Governance Matters

In connection with the Separation Transactions, the CDR Investors invested an aggregate of $575.0 million in cash equity in us in exchange for approximately acquired 48% of our common stock on an undiluted basis. In connection with this initial investment, the CDR Investors entered into a stockholders agreement with us (the "Stockholders Agreement") that granted them certain director nomination and other governance rights. Our By-Laws were also amended at that time to provide the CDR Investors with similar governance rights as those contained in the Stockholders Agreement.

As previously discussed, the CDR Investors sold all of their shares of our common stock during the fiscal year ended September 30, 2012 through a series of underwritten public offerings and a share repurchase. As a result of the successful exit of the CDR Investors' investment in the Corporation, the nomination and other governance rights of the CDR Investors under the Stockholders Agreement terminated; and James G. Berges, Kenneth A. Giuriceo and Richard J. Schnall, the CDR Investors' representatives on the Board, retired from the Board. Mr. Berges served as the Chairman of the Board prior to his retirement from the Board.

In connection with the CDR Investors' successful exit of their investment in us, our Board amended our By-Laws to remove all nomination and other governance rights in favor of the CDR Investors and to reduce the size of the Board to nine members. On September 19, 2012, the Board appointed Christian A. Brickman to fill the one vacancy on the Board resulting from the retirement of Messrs. Berges, Giuriceo and Schnall and the subsequent reduction in the size of the Board. Mr. Brickman, is President of Kimberly-Clark International and in that capacity leads the company's international consumer business in all operations outside of North America and Western Europe.

Our Board also appointed Gary G. Winterhalter to replace Mr. Berges as the Chairman of the Board and Robert McMaster, chair of the Board's Audit Committee, to the newly created position of Lead Independent Director of the Board. Among his many responsibilities as Lead Independent Director, Mr. McMaster will coordinate the activities of the independent directors, chair executive sessions of the independent and non-management directors and coordinate with the Chairman of the Board to set the agenda for Board meetings.

The additional information required by Item 10 of this Annual Report on Form 10-K is incorporated herein by reference from our Proxy Statement related to the 2013 Annual Meeting of Stockholders under the headings "Proposal 1—Election of Directors," "Executive Officers of the Registrant," "Information Regarding Corporate Governance, the Board, and Its Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Report of the Audit Committee."

The Board of Directors has adopted: (i) Corporate Governance Guidelines and a (ii) Code of Business Conduct and Ethics that apply to directors, officers and employees. Copies of these documents and the committee charters are available on our website at *www.sallybeautyholdings.com* and are available in print to any person, without charge, upon written request to our Vice President of Investor Relations. We intend to disclose on our website at *www.sallybeautyholdings.com* any substantive amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to these individuals or persons performing similar functions.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of this Annual Report on Form 10-K is incorporated herein by reference from our Proxy Statement related to the 2013 Annual Meeting of Stockholders under the headings "Information on the Compensation of Directors," "Compensation Discussion and Analysis,"

"Compensation Committee Report," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of this Annual Report on Form 10-K is incorporated herein by reference from our Proxy Statement related to the 2013 Annual Meeting of Stockholders under the heading "Ownership of Securities."

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of September 30, 2012, about our common stock that may be issued under all of our existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by security holders	12,507,424	$10.45	11,437,265
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	12,507,424	$10.45	11,437,265

(1) Includes options issued and available for exercise and shares available for issuance in connection with past awards under the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan ("the 2010 Plan") and predecessor share-based plans. We currently grant awards only under the 2010 Plan.

(2) Represents shares that are available for issuance pursuant to restricted stock or other full value awards under the 2010 Plan and predecessor share-based plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of this Annual Report on Form 10-K is incorporated herein by reference from our Proxy Statement related to the 2013 Annual Meeting of Stockholders under the headings "Information Regarding Corporate Governance, the Board, and Its Committees," "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of this Annual Report on Form 10-K is incorporated herein by reference from our Proxy Statement related to the 2013 Annual Meeting of Stockholders under the heading "Proposal 2—Ratification of Selection of Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this Annual Report:

(a) Financial Statements and Financial Statement Schedules

Please see "Index to Financial Statements" which is located on page 89 of this Annual Report.

(b) Exhibits Required by Securities and Exchange Commission Regulation S-K

The following exhibits are filed as part of this Annual Report or are incorporated herein by reference:

Exhibits

Exhibit No.	Description
2.1	Investment Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC, which is incorporated herein by reference from Exhibit 2.1 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006†
2.2	First Amendment to the Investment Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC, which is incorporated herein by reference from Exhibit 2.2 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006†
2.3	Second Amendment to the Investment Agreement, dated as of October 26, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC, which is incorporated herein by reference from Exhibit 2.02 to the Company's Current Report on Form 8-K filed on October 30, 2006†
2.4	Separation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc., which is incorporated herein by reference from Exhibit 2.3 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006†
2.5	First Amendment to the Separation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc., which is incorporated herein by reference from Exhibit 2.4 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006†
2.6	Second Amendment to the Separation Agreement, dated as of October 26, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc., which is incorporated herein by reference from Exhibit 2.01 to the Company's Current Report on Form 8-K filed on October 30, 2006†
2.7	Stock Purchase Agreement entered into on October 1, 2010 by and among Beauty Systems Group LLC, Aerial Company, Inc. and the stockholders named therein, which is incorporated herein by reference from Exhibit 2.7 to the Company's Quarterly Report on Form 10-Q filed on February 3, 2011†

3.1	Second Amended and Restated Certificate of Incorporation of Sally Beauty Holdings, Inc., dated January 27, 2012, which is incorporated herein by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 27, 2012
3.2	Forth Amended and Restated Bylaws of Sally Beauty Holdings, Inc., dated August 27, 2012, which is incorporated herein by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 27, 2012
4.1	Stockholders Agreement, dated as of November 16, 2006, by and among the Company, CDRS Acquisition LLC, CD&R Parallel Fund VII, L.P. and the other stockholders party thereto, which is incorporated herein by reference from Exhibit 4.8 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.2	First Amendment to the Stockholders Agreement, dated as of December 13, 2006, between the Company and CDRS Acquisition LLC and Carol L. Bernick, as representative of the other stockholders, which is incorporated herein by reference from Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on December 22, 2006
4.3	Assumption Agreement, dated as of December 20, 2011 made by Sally Beauty Holdings, Inc. in favor of Merrill Lynch Capital Corporation, as collateral agent and as administrative agent, which is incorporated herein by reference from Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q filed on February 2, 2012†
4.4	Credit Agreement dated as of November 12, 2010 among Sally Holdings LLC, Beauty Systems Group LLC, Sally Beauty Supply LLC, as domestic borrowers, Beauty Systems Group (Canada), Inc., as Canadian borrower, SBH Finance B.V., as foreign borrower, the guarantors from time to time party hereto, Bank of America, N.A., as administrative agent and collateral agent, Bank of America, N.A. (acting through its Canada branch), as Canadian agent, the other lenders party hereto, JPMorgan Chase Bank, N.A., as documentation agent, Wells Fargo Capital Finance, LLC, as syndication agent, Banc of America Securities LLC, Wells Fargo Capital Finance, LLC, as joint lead arrangers and joint book managers, which is incorporated herein by reference from Exhibit 4.13 to the Company's Quarterly Report on Form 10-Q filed on February 3, 2011
4.5	Amendment No. 1 dated June 8, 2012, to that certain Credit Agreement dated as of November 12, 2010 among the Borrowers, the Guarantors, the Administrative Agent, the Collateral Agent, the Canadian Agent and the Lenders party thereto (as such terms are defined therein), which is incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 14, 2012
4.6	Security Agreement by Sally Holdings LLC, Beauty Systems Group LLC, Sally Beauty Supply LLC, as the domestic borrowers and the other domestic borrowers and domestic guarantors party hereto from time to time and Bank of America, N.A. as collateral agent dated as of November 12, 2010, which is incorporated herein by reference from Exhibit 4.14 to the Company's Quarterly Report on Form 10-Q filed on February 3, 2011
4.7	Security Agreement by Beauty Systems Group (Canada), Inc., as the Canadian borrower and Bank of America, N.A., (acting through its Canada branch), as Canadian agent dated as of November 12, 2010, which is incorporated herein by reference from Exhibit 4.15 to the Company's Quarterly Report on Form 10-Q filed on February 3, 2011

4.8	Joinder to Loan Documents, dated as of December 20, 2011, by and among Sally Holdings LLC, Beauty Systems Group LLC, Sally Beauty Supply LLC, Beauty Systems Group (Canada), Inc., SBH Finance B.V., the Guarantors named therein, Sally Beauty Holdings, Inc., Sally Investment Holdings LLC and Bank of America, N.A., as administrative agent and as collateral agent, which is incorporated herein by reference from Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q filed on February 2, 2012†
4.9	Indenture, dated as of November 8, 2011, by and among Sally Holdings LLC, Sally Capital Inc., the guarantors listed therein and Wells Fargo Bank, National Association (including the form of Note attached as an exhibit thereto), which is incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 9, 2011
4.10	First Supplemental Indenture, dated as of December 20, 2011, among Sally Beauty Holdings, Inc., Sally Investment Holdings LLC, Sally Holdings LLC, Sally Capital Inc., each existing Subsidiary Guarantor listed therein and Wells Fargo Bank, National Association, which is incorporated herein by reference from Exhibit 4.12 to the Company's Quarterly Report on Form 10-Q filed on February 2, 2012
4.11	Indenture, dated as of May 18, 2012, by and among Sally Holdings LLC, Sally Capital Inc. and Wells Fargo Bank, National Association, which is incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 18, 2012
4.12	Supplemental Indenture, dated as of May 18, 2012, by and among Sally Holdings LLC, Sally Capital Inc., the guarantors listed therein and Wells Fargo Bank, National Association (including the form of Note attached as an exhibit hereto), which is incorporated herein by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 18, 2012
10.1	Tax Allocation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated herein by reference from Exhibit 10.1 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
10.2	First Amendment to the Tax Allocation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated herein by reference from Exhibit 10.2 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
10.3	Second Amendment to the Tax Allocation Agreement, dated as of October 26, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated herein by reference from Exhibit 10.01 to the Company's Current Report on Form 8-K filed on October 30, 2006
10.4	Alberto-Culver Company 2003 Stock Option Plan for Non-Employee Directors, which is incorporated herein by reference from Exhibit 10.17 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital Inc. filed on July 9, 2007

10.5	Alberto-Culver Company 2003 Restricted Stock Plan, which is incorporated herein by reference from Exhibit 10.18 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital Inc. filed on July 9, 2007
10.6	Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed on May 3, 2007
10.7	Form of Stock Option Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 27, 2007
10.8	2007 Form of Stock Option Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 27, 2007
10.9	2007 Form of Restricted Stock Unit Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 27, 2007
10.10	2007 Form of Restricted Stock Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed on April 27, 2007
10.11	2009 Form of Stock Option Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.23 to the Company's Annual Report on Form 10-K filed on November 20, 2008
10.12	2009 Form of Restricted Stock Unit Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.24 to the Company's Annual Report on Form 10-K filed on November 20, 2008
10.13	2009 Form of Restricted Stock Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.25 to the Company's Annual Report on Form 10-K filed on November 20, 2008
10.14	Tax Sharing Agreement, dated as of November 16, 2006, made and entered into by and among Sally Beauty Holdings, Inc., Sally Investment Holdings LLC and Sally Holdings LLC, which is incorporated herein by reference from Exhibit 10.14 of the Quarterly Report on Form 10-Q of Sally Holdings LLC and Sally Capital Inc. filed on August 29, 2007
10.15	Form of Option Exercise Period Extension Agreement for Retired Executives, which is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2009
10.16	Amendment and Restated Alberto-Culver Company Employee Stock Option Plan of 2003, which is incorporated herein by reference from Exhibit 10.28 to the Company's Annual Report on Form 10-K filed on November 19, 2009

10.17	2010 Form of Restricted Stock Unit Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.29 to the Company's Annual Report on Form 10-K filed on November 19, 2009
10.18	2010 Form of Restricted Stock Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on November 19, 2009
10.19	2010 Form of Stock Option Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on November 19, 2009
10.20	2010 Form of Stock Option Agreement for Employees pursuant to the Alberto-Culver Company Employee Stock Option Plan of 2003, which is incorporated herein by reference from Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on November 19, 2009
10.21	Form of Amended and Restated Indemnification Agreement with Directors, which is incorporated herein by reference from Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on November 19, 2009
10.22	Amended and Restated Letter Agreement between Clayton, Dubilier & Rice, LLC ("CD&R") and the Company with respect to the provision of services by CD&R to the Company's Board of Directors dated as of February 24, 2010, which is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2010
10.23	2011 Form of Restricted Stock Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on November 18, 2010
10.24	2011 Form of Stock Option Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan, which is incorporated herein by reference from Exhibit 10.34 to the Company's Annual Report on Form 10-K filed on November 18, 2010
10.25	2011 Form of Restricted Stock Unit Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan*
10.26	Purchase Agreement, dated as of November 3, 2011, by and among Sally Holdings LLC, Sally Capital Inc., the guarantors listed therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, which is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 9, 2011
10.27	Form of Sally Beauty Holdings, Inc. 2012 Annual Incentive Plan, which is incorporated herein by reference from Exhibit 10.34 to the Company's Annual Report on Form 10-K filed on November 16, 2011

10.28 Release and Separation Agreement between Bennie Lowery and the Corporation dated as of January 3, 2012, which is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed February 2, 2012

10.29 Form of Option Exercise Period Extension and Restricted Stock Vesting Extension Agreement, which is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed February 2, 2012

10.30 Consulting Agreement between Diversely Specialized, Inc. and the Corporation dated as of January 3, 2012, which is incorporated herein by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed February 2, 2012

10.31 Stock Repurchase Agreement, dated as of May 6, 2012 by and among the Company, CDRS Acquisition LLC and CD&R Parallel Fund VII, L.P, which is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 10, 2012

10.32 Sally Beauty Holdings, Inc. Amended and Restated Independent Directors Compensation Policy, which is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 2, 2012

10.33 Amended and Restated Termination Agreement with Gary G. Winterhalter and the Company dated as of November 5, 2012, which is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 5, 2012

10.34 Amended and Restated Severance Agreement between Gary G. Winterhalter and the Company dated as of November 5, 2012, which is incorporated herein by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 5, 2012

10.35 Form of Amended and Restated Severance Agreement between each Mark L. Flaherty, John R. Golliher and Michael R. Spinozzi and the Company dated as of November 5, 2012, which is incorporated herein by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed November 5, 2012

10.36 Severance Agreement between Matthew Haltom and the Company dated as of November 5, 2012, which is incorporated herein by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed November 5, 2012

10.37 2012 Form of Restricted Stock Unit Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan.*

10.38 Amended and Restated Sally Beauty Holdings, Inc. Annual Incentive Plan*

10.39 Amended and Restated Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan*

21.1 List of Subsidiaries of Sally Beauty Holdings, Inc.*

23.1 Consent of KPMG*

31.1 Rule 13(a)-14(a)/15(d)-14(a) Certification of Gary G. Winterhalter*

31.2 Rule 13(a)-14(a)/15(d)-14(a) Certification of Mark J. Flaherty*

32.1 Section 1350 Certification of Gary G. Winterhalter*

32.2 Section 1350 Certification of Mark J. Flaherty*

101	Pursuant to Rule 406T of Regulation S-T, the following financial information from our Annual Report on Form 10-K for the fiscal year ended September 30, 2012, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Earnings; (iii) the Consolidated Statements of Cash Flows; and (iv) the Notes to Consolidated Financial Statements.

* Included herewith

† Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of November, 2012.

SALLY BEAUTY HOLDINGS, INC.

By: /s/ GARY G. WINTERHALTER

Gary G. Winterhalter
Chairman of the Board, President, Chief Executive Officer and Director

By: /s/ MARK J. FLAHERTY

Mark J. Flaherty
Senior Vice President and Chief Financial Officer

By: /s/ JANNA S. MINTON

Janna S. Minton
Vice President, Chief Accounting Officer and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GARY G. WINTERHALTER Gary G. Winterhalter	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2012
/s/ MARK J. FLAHERTY Mark J. Flaherty	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 15, 2012
/s/ JANNA S. MINTON Janna S. Minton	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	November 15, 2012
/s/ ROBERT R. MCMASTER Robert R. McMaster	Lead Independent Director	November 15, 2012
/s/ KATHLEEN J. AFFELDT Kathleen J. Affeldt	Director	November 15, 2012
/s/ CHRISTIAN A. BRICKMAN Christian A. Brickman	Director	November 15, 2012
/s/ MARSHALL E. EISENBERG Marshall E. Eisenberg	Director	November 15, 2012
/s/ WALTER L. METCALFE JR. Walter L. Metcalfe Jr.	Director	November 15, 2012
/s/ JOHN A. MILLER John A. Miller	Director	November 15, 2012
/s/ MARTHA J. MILLER Martha J. Miller	Director	November 15, 2012
/s/ EDWARD W. RABIN Edward W. Rabin	Director	November 15, 2012

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES

Financial Statements
Years ended September 30, 2012, 2011 and 2010

INDEX TO FINANCIAL STATEMENTS

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sally Beauty Holdings, Inc.:

We have audited Sally Beauty Holdings, Inc.'s (the Company) internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sally Beauty Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sally Beauty Holdings, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of earnings, cash flows and stockholders' equity (deficit) for each of the years in the three-year period ended September 30, 2012, and our report dated November 14, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP
Dallas, Texas
November 14, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sally Beauty Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Sally Beauty Holdings, Inc. (the Company) and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of earnings, cash flows, and stockholders' equity (deficit) for each of the years in the three-year period ended September 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sally Beauty Holdings, Inc. and subsidiaries as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 14, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP
Dallas, Texas
November 14, 2012

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2012 and 2011
(In thousands, except par value data)

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 240,220	$ 63,481
Trade accounts receivable, net	59,496	61,996
Accounts receivable, other	42,260	33,530
Income taxes receivable	23,734	—
Inventory	735,356	665,246
Prepaid expenses	29,376	26,360
Deferred income tax assets, net	33,465	28,535
Total current assets	1,163,907	879,148
Property and equipment, net	202,661	182,489
Goodwill	532,331	505,873
Intangible assets, excluding goodwill, net	128,437	129,658
Other assets	38,464	31,432
Total assets	$2,065,800	$1,728,600
Liabilities and Stockholders' Deficit		
Current liabilities:		
Current maturities of long-term debt	$ 1,908	$ 3,004
Accounts payable	262,209	262,114
Accrued liabilities	200,267	185,509
Income taxes payable	13,004	9,379
Total current liabilities	477,388	460,006
Long-term debt	1,615,322	1,410,111
Other liabilities	24,232	26,154
Deferred income tax liabilities, net	63,943	51,311
Total liabilities	2,180,885	1,947,582
Stockholders' deficit:		
Common stock, $0.01 par value. Authorized 500,000 shares; 180,548 and 184,502 shares issued and 180,241 and 184,057 shares outstanding at September 30, 2012 and 2011, respectively	1,802	1,841
Preferred stock, $0.01 par value. Authorized 50,000 shares; none issued	—	—
Additional paid-in capital	540,007	681,256
Accumulated deficit	(646,241)	(879,305)
Treasury stock, 15 shares, at cost	—	(103)
Accumulated other comprehensive loss, net of tax	(10,653)	(22,671)
Total stockholders' deficit	(115,085)	(218,982)
Total liabilities and stockholders' deficit	$2,065,800	$1,728,600

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings
Fiscal Years ended September 30, 2012, 2011 and 2010
(In thousands, except per share data)

	2012	2011	2010
Net sales	$3,523,644	$3,269,131	$2,916,090
Cost of products sold and distribution expenses	1,780,385	1,674,526	1,511,716
Gross profit	1,743,259	1,594,605	1,404,374
Selling, general and administrative expenses	1,179,206	1,086,414	1,012,321
Depreciation and amortization	64,698	59,722	51,123
Operating earnings	499,355	448,469	340,930
Interest expense	138,412	112,530	112,982
Earnings before provision for income taxes	360,943	335,939	227,948
Provision for income taxes	127,879	122,214	84,120
Net earnings	$ 233,064	$ 213,725	$ 143,828
Basic earnings per share	$ 1.27	$ 1.17	$ 0.79
Diluted earnings per share	$ 1.24	$ 1.14	$ 0.78
Weighted average shares:			
Basic	183,420	183,020	181,985
Diluted	188,610	188,093	184,088

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Fiscal Years ended September 30, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Cash Flows from Operating Activities:			
Net earnings	$ 233,064	$ 213,725	$ 143,828
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	64,698	59,722	51,123
Share-based compensation expense	16,852	15,560	12,818
Amortization of deferred financing costs	5,202	6,846	7,775
Excess tax benefit from share-based compensation	(14,390)	(3,712)	(248)
Net loss (gain) on disposal of property and equipment	89	327	(41)
Loss on extinguishment of debt	38,376	2,765	985
Deferred income taxes	2,388	459	(662)
Changes in (exclusive of effects of acquisitions):			
Trade accounts receivable	4,288	(4,163)	(17)
Accounts receivable, other	(8,018)	(3,971)	(4,520)
Income taxes receivable	(23,734)	—	—
Inventory	(55,815)	(47,930)	(34,247)
Prepaid expenses	(2,559)	(3,262)	(4,369)
Other assets	5,176	2,145	3,565
Accounts payable and accrued liabilities	16,725	51,332	37,443
Income taxes payable	17,254	1,041	7,020
Other liabilities	(2,014)	957	(3,207)
Net cash provided by operating activities	297,582	291,841	217,246
Cash Flows from Investing Activities:			
Capital expenditures	(69,086)	(59,955)	(48,702)
Proceeds from sales of property and equipment	108	384	143
Acquisitions, net of cash acquired	(43,535)	(87,164)	(36,463)
Net cash used by investing activities	(112,513)	(146,735)	(85,022)
Cash Flows from Financing Activities:			
Proceeds from issuances of long-term debt	2,101,489	428,605	334,000
Repayments of long-term debt	(1,921,284)	(577,911)	(461,567)
Repurchases of common stock	(200,000)	—	(70)
Debt issuance costs	(31,297)	(5,397)	—
Proceeds from exercises of stock options	28,020	10,942	878
Excess tax benefit from share-based compensation	14,390	3,712	248
Net cash used by financing activities	(8,682)	(140,049)	(126,511)
Effect of foreign currency exchange rate changes on cash and cash equivalents	352	(1,070)	(666)
Net increase in cash and cash equivalents	176,739	3,987	5,047
Cash and cash equivalents, beginning of year	63,481	59,494	54,447
Cash and cash equivalents, end of year	$ 240,220	$ 63,481	$ 59,494
Supplemental Cash Flow Information:			
Interest paid(a)	$ 110,005	$ 102,059	$ 108,733
Income taxes paid	$ 135,591	$ 123,749	$ 83,528

(a) For the fiscal year ended September 30, 2012, interest paid includes $24.4 million in call premiums paid upon the redemption of certain notes.

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Deficit)
Fiscal Years ended September 30, 2012, 2011 and 2010
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit
	Shares	Amount					
Balance at September 30, 2009	181,858	$1,819	$ 635,519	$(1,236,858)	$ (33)	$(15,898)	$(615,451)
Net earnings	—	—	—	143,828	—	—	143,828
Deferred losses on interest rate swaps, net of income taxes of $64	—	—	—	—	—	(101)	(101)
Foreign currency translation	—	—	—	—	—	(4,277)	(4,277)
Total comprehensive income							139,450
Stock options subject to redemption	—	—	854	—	—	—	854
Share-based compensation	88	1	12,817	—	—	—	12,818
Repurchases of common stock	—	—	—	—	(70)	—	(70)
Stock issued for stock options	284	2	1,125	—	—	—	1,127
Balance at September 30, 2010	182,230	1,822	650,315	(1,093,030)	(103)	(20,276)	(461,272)
Net earnings	—	—	—	213,725	—	—	213,725
Deferred gains on interest rate swaps, net of income taxes of $3,523	—	—	—	—	—	5,557	5,557
Foreign currency translation	—	—	—	—	—	(7,952)	(7,952)
Total comprehensive income							211,330
Stock options subject to redemption	—	—	946	—	—	—	946
Share-based compensation	96	1	15,559	—	—	—	15,560
Stock issued for stock options	1,731	18	14,436	—	—	—	14,454
Balance at September 30, 2011	184,057	1,841	681,256	(879,305)	(103)	(22,671)	(218,982)
Net earnings	—	—	—	233,064	—	—	233,064
Realized gains on interest rate swaps, net of income taxes of $2,503	—	—	—	—	—	3,947	3,947
Foreign currency translation, net of income taxes of $201	—	—	—	—	—	8,071	8,071
Total comprehensive income							245,082
Repurchase and cancellations of common stock	(7,567)	(76)	(200,027)	—	103	—	(200,000)
Share-based compensation	126	1	16,851	—	—	—	16,852
Stock issued for stock options	3,625	36	41,927	—	—	—	41,963
Balance at September 30, 2012	180,241	$1,802	$ 540,007	$ (646,241)	$ —	$(10,653)	$(115,085)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

1. Description of Business and Basis of Presentation

Description of Business

Sally Beauty Holdings, Inc. and its consolidated subsidiaries ("Sally Beauty" or "the Company") sell professional beauty supplies, through its Sally Beauty Supply retail stores primarily in the U.S., Puerto Rico, Canada, Mexico, Chile, the United Kingdom, Ireland, Belgium, France, Germany, the Netherlands and Spain. Additionally, the Company distributes professional beauty products to salons and salon professionals through its Beauty Systems Group ("BSG") store operations and a commissioned direct sales force that calls on salons primarily in the U.S., Puerto Rico, Canada, the United Kingdom and certain other countries in Europe, and to franchises in the southern and southwestern regions of the U.S., and in Mexico through the operations of its subsidiary Armstrong McCall, L.P. ("Armstrong McCall"). Certain beauty products sold by BSG and Armstrong McCall are sold under exclusive territory agreements with the manufacturers of the products.

Sally Beauty Holdings, Inc. was formed in June 2006 in connection with our November 2006 separation from the Alberto-Culver Company ("Alberto-Culver"). In these financial statements and elsewhere in this Annual Report on Form 10-K, we refer to the transactions related to our separation from Alberto-Culver as the Separation Transactions. In November 2006, the Company incurred approximately $1,850.0 million of new long-term debt in connection with the Separation Transactions.

Also in connection with the Separation Transactions, CDRS Acquisition LLC (or "CDRS") and CD&R Parallel Fund VII, L.P. (together with CDRS, the "CDR Investors") acquired 48% of our common stock on an undiluted basis. During the fiscal year ended September 30, 2012, the CDR Investors sold all of their shares of our common stock through a series of underwritten public offerings and a share repurchase, pursuant to which we repurchased (and subsequently retired) 7.6 million shares of our common stock from the CDR Investors at a price equal to $26.485 per share. The Company funded this $200.0 million stock repurchase primarily with borrowings in the amount of $160.0 million under its asset-based senior loan (or ABL) facility (the "ABL facility") and with cash from operations.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These consolidated financial statements include the operations of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

All references in these notes to "management" are to the management of Sally Beauty.

2. Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires us to interpret and apply accounting standards and to develop and follow accounting policies consistent with such standards. The following is a summary of the significant accounting policies used in preparing the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent liabilities in the financial statements. Our most significant estimates relate to: the valuation of inventory, vendor concessions, retention of risk, income taxes, the assessment of long-lived assets and intangible assets for impairment, and share-based payments. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results may differ from these estimates in amounts that may be material to the financial statements. Management believes that the estimates and assumptions used in the preparation of the Company's consolidated financial statements are reasonable.

Cash and Cash Equivalents

All highly liquid investments purchased by the Company from time to time which have an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost, which approximates fair value. Also included in cash equivalents are proceeds due from customer credit and debit cards and PayPal transactions, which generally settle within one to three days, and were $20.0 million and $10.3 million at September 30, 2012 and 2011, respectively.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of investments in cash equivalents, accounts receivable and derivative instruments.

The Company invests from time to time in securities of financial institutions it deems to be of high creditworthiness. Accounts receivable are deemed by the Company to be highly diversified due to the high number of individual customers comprising the Company's customer base and their dispersion across diverse geographical regions. The counterparties to our derivative instruments are deemed by the Company to be of substantial resources and strong creditworthiness. The Company believes that no significant concentration of credit risk exists with respect to its investments in cash equivalents, its accounts receivable and its derivative instruments at September 30, 2012 and 2011.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the values invoiced to customers and do not bear interest. Trade accounts receivable are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts requires management to estimate the future collectability of amounts receivable at the balance sheet date. The Company records allowances for doubtful accounts on the basis of historical collection data and current customer information. Customer account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. In the Company's consolidated statements of earnings, bad debt expense is included in selling, general and administrative expenses. The Company's exposure to credit risk with respect to trade receivables is mitigated by the Company's broad customer base and their dispersion across diverse geographical regions.

Accounts Receivable, Other

Accounts receivable, other, consist primarily of amounts expected to be received from vendors under various contractual agreements and are recorded at the amount management estimates will be collected.

Inventory

Inventory consists primarily of beauty supplies and related accessories, and salon equipment for sale in the normal course of our business. Inventory is stated at the lower of cost, determined using the first-in, first-out ("FIFO") method, or market (net realizable value). Inventory cost reflects actual product costs, the cost of transportation to the Company's distribution centers, and certain shipping and handling costs, such as freight from the distribution centers to the stores and handling costs incurred at the distribution centers. When necessary, the Company adjusts the carrying value of inventory to the lower of cost or market, including anticipated disposal costs, and for estimated inventory shrinkage. Estimates of the future demand for the Company's products, historical turn-over rates, the age and sales history of the inventory, and historic as well as anticipated changes in stock keeping units ("SKUs") are some of the key factors used by management in assessing the net realizable value of inventory.

The Company estimates inventory shrinkage between physical counts based on its historical experience. Physical inventory counts are performed at substantially all stores and significant distribution centers at least annually, and sooner when management has reason to believe that the risk of inventory shrinkage at a particular location is heightened. Upon completion of physical inventory counts, the Company's consolidated financial statements are adjusted to reflect actual quantities on hand. The Company has policies and processes in place that are intended to minimize inventory shrinkage. Inventory shrinkage expense has averaged approximately 1% of our consolidated net sales during each of the past three fiscal years.

Lease Accounting

The Company's lease agreements for office space, company-operated stores and warehouse/distribution facilities are generally accounted for as operating leases, consistent with applicable GAAP. Rent expense (including any rent abatements or escalation charges) is recognized on a straight-line basis from the date the Company takes possession of the property to begin preparation of the site for occupancy, to the end of the lease term, including renewal options determined to be reasonably assured. Certain lease agreements to which the Company is a party provide for contingent rents that are determined as a percentage of revenues in excess of specified levels. The Company records a contingent rent liability, along with the corresponding rent expense, when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Certain lease agreements to which the Company is a party provide for tenant improvement allowances. Such allowances are recorded as deferred lease credits, included in accrued liabilities and other liabilities, as appropriate, on our consolidated balance sheets, and amortized on a straight-line basis over the lease term (including renewal options determined to be reasonably assured) as a reduction of rent expense. The amortization period used for deferred lease credits is generally consistent with the amortization period used for the constructed leasehold improvement asset for a given location.

Valuation of Long-Lived Assets and Intangible Assets with Definite Lives

Long-lived assets, such as property and equipment, including store equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The recoverability of long-lived assets and intangible assets subject to amortization is assessed by comparing the net carrying amount of each asset to its total estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. There were no significant impairment losses recognized in our financial statements in the current or prior fiscal years presented in connection with long-lived assets and intangible assets subject to amortization.

Intangible assets subject to amortization include customer relationships, certain distribution rights and non-competition agreements, and are amortized, on a straight-line basis, over periods of one to twelve years. Such amortization periods are based on the estimated useful lives of the assets and take into account the terms of any underlying agreements, but do not generally reflect all renewal terms contractually available to the Company.

Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Intangible assets with indefinite lives include trade names and certain distribution rights acquired in a business combination. Goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually, during our second fiscal quarter, and whenever events or changes in circumstances indicate it is more likely than not that the value of the asset may be impaired. When assessing goodwill and intangible assets with indefinite lives for potential impairment, management considers whether the value of the asset has been impaired, by evaluating if various factors (including current operating results, anticipated future results and cash flows, and relevant market and economic conditions) indicate a possible impairment and, if appropriate, compares the carrying amount of the asset to its fair value.

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08 which amended Accounting Standards Codification ("ASC") Topic 350. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative goodwill impairment test otherwise required under ASC 350. In effect, the amendment eliminates the need to calculate the fair value of a reporting unit in connection with the goodwill impairment test unless the entity determines, based on the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount. As permitted, the Company adopted this amendment during the second quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Based on the reviews performed, after taking into account the economic downturn experienced during the past several years in certain geographic areas in which we operate, there was no impairment of goodwill or intangible assets with indefinite lives recognized in our financial statements in the current or prior fiscal years presented.

Deferred Financing Costs

Certain costs incurred in connection with the issuance of debt are capitalized when incurred and are amortized over the estimated term of the related debt agreements generally using the effective interest method. Such capitalized costs are included in other assets in our consolidated balance sheets. Unamortized deferred financing costs are expensed proportionally when certain debt is prepaid or notes are redeemed.

Insurance/Self-Insurance Programs

The Company retains a substantial portion of the risk related to certain of its workers' compensation, general and auto liability and property damage insurable loss exposure. Predetermined loss limits have been arranged with insurance companies to limit the Company's exposure per occurrence and aggregate cash outlay. Certain of our employees and their dependents are also covered by a self-insurance program for healthcare benefit purposes. Currently these self-insurance costs, less amounts recovered through payroll deductions and certain out-of-pocket amounts incurred in connection with the employee healthcare program, are funded by the Company. The Company maintains an annual stop-loss insurance policy for the healthcare benefits plan.

The Company records an estimated liability for the ultimate cost of claims incurred and unpaid as of the balance sheet date, which includes both claims filed and estimated losses incurred but not yet reported. The Company estimates the ultimate cost based on an analysis of historical data and actuarial estimates. Workers' compensation, general and auto liability and property damage insurable loss liabilities are recorded at the estimate of their net present value, while healthcare plan liabilities are not discounted. These estimates are reviewed on a regular basis to ensure that the recorded liability is adequate. The Company believes the amounts accrued at September 30, 2012 and 2011 are adequate.

Revenue Recognition

The Company recognizes sales revenue when a customer consummates a point-of-sale transaction at a store. The cost of sales incentive programs, including customer and consumer coupons, is recognized as a reduction of revenue at the time of sale. Taxes collected from customers and remitted to governmental authorities are recorded on a net basis and are excluded from revenue. The Company also recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer (generally upon shipment). Appropriate provisions for sales returns and cash discounts are made at the time the sales are recognized. Sales returns and allowances averaged approximately 2.0% of net sales during each of the past three fiscal years.

Cost of Products Sold and Distribution Expenses

Cost of products sold and distribution expenses include actual product costs, the cost of transportation to the Company's distribution centers, vendor rebates and allowances, inventory shrinkage and certain shipping and handling costs, such as freight from the distribution centers to the stores and handling costs incurred at the distribution centers. All other shipping and handling costs are included in selling, general and administrative expenses when incurred.

Shipping and Handling

Shipping and handling costs (including freight and distribution expenses) related to delivery to customers are included in selling, general and administrative expenses in our consolidated statements of earnings when incurred and amounted to $41.3 million, $41.2 million and $36.0 million for the fiscal years 2012, 2011 and 2010, respectively.

Advertising Costs

Advertising costs relate mainly to print advertisements, digital marketing, trade shows and product education for salon professionals. Advertising costs incurred in connection with print advertisements are expensed the first time the advertisement is run. Other advertising costs are expensed when incurred. Advertising costs of $79.8 million, $70.9 million and $64.6 million for the fiscal years 2012, 2011 and 2010, respectively, are included in selling, general and administrative expenses in our consolidated statements of earnings.

Vendor Rebates and Concessions

The Company deems a cash consideration received from a supplier to be a reduction of the cost of products sold unless it is in exchange for an asset or service or a reimbursement of a specific, incremental, identifiable cost incurred by the Company in selling the vendor's products. The majority of cash consideration received by the Company is considered to be a reduction of the cost of the related products and is reflected in cost of products sold and distribution expenses in our consolidated statements of earnings as the related products are sold. Any portion of such cash consideration received that is attributable to inventory on hand is reflected as a reduction of inventory.

Income Taxes

The Company recognizes deferred income taxes for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of earnings in the period of enactment. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets to the amount expected to be realized unless it is more-likely-than-not that such assets will be realized in full. The estimated tax benefit of an uncertain tax position is recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from applicable taxing authorities.

Foreign Currency

The functional currency of each of the Company's foreign operations is generally the respective local currency. Balance sheet accounts are translated into U.S. dollars (the Company's reporting currency) at the rates of exchange in effect at the balance sheet date, while the results of operations are translated using the average exchange rates during the period presented. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income in our consolidated balance sheets. Foreign currency transaction gains or losses are included in our consolidated statements of earnings when incurred and were not significant in any of the periods presented in the accompanying financial statements.

3. Comprehensive Income and Accumulated Other Comprehensive (Loss) Income

Comprehensive Income

Comprehensive income reflects changes in accumulated stockholders' equity (deficit) from sources other than transactions with stockholders and, as such, includes net earnings and certain other specified components. The Company's only components of comprehensive income, other than net earnings, are foreign currency translation adjustments, net of tax, and deferred gains (losses) on certain interest rate swap agreements, net of income tax.

Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows at September 30, 2012 and 2011(in thousands):

	As of September 30,	
	2012	**2011**
Cumulative foreign currency translation adjustments(a)	$(10,653)	$(18,724)
Deferred gains (losses) on interest rate swaps(b)	—	(3,947)
Total accumulated other comprehensive (loss) income, net of tax	$(10,653)	$(22,671)

(a) Amounts are net of income tax of $2.9 million and $3.1 million at September 30, 2012 and 2011, respectively.

(b) Amount is net of income tax of $2.5 million at September 30, 2011. Please see Note 15 for more information about the Company's interest rate swaps.

4. Recent Accounting Pronouncements and Accounting Changes

Recent Accounting Pronouncements

In December 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-28 which amended Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). This amendment modified the goodwill impairment test for reporting units with a zero or negative carrying amount, by requiring that Step 2 of the goodwill impairment test be performed for such reporting units if it is more likely than not that an impairment of goodwill exists. The Company adopted this amendment during the first quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-29 which amended ASC Topic 805, *Business Combinations*. This amendment requires that a public company that enters into business combinations that are material on an individual or aggregate basis disclose certain pro-forma information for the current and the immediately preceding fiscal year. This amendment also expands the supplemental pro-forma disclosures to include a description of the nature and amount of material, non-recurring pro-forma adjustments directly attributable to such business combination or business combinations. The Company adopted this amendment during the first quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04 which amended ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). This amendment changed the title of ASC 820 to "Fair Value Measurement" and adopted fair value measurement and disclosure guidance that is generally consistent with the corresponding International Financial Reporting Standards ("IFRS") guidance. More specifically, this amendment changed certain requirements for measuring fair value or for disclosing information about fair value measurements or, alternatively, clarified the FASB's intent about the application of existing fair value measurement and disclosure guidance. The Company adopted this amendment during the second quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08 which further amended ASC 350. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative goodwill impairment test otherwise required under ASC 350. In effect, the amendment eliminates the need to calculate the fair value of a reporting unit in connection with the goodwill impairment test unless the entity determines, based on the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount, including goodwill. As permitted, the Company adopted this amendment during the second quarter of its fiscal year 2012 and its adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

We have not yet adopted and are currently assessing any potential effect of the following pronouncement on our consolidated financial statements:

In June 2011, the FASB issued ASU No. 2011-05 which amended ASC Topic 220, *Comprehensive Income* ("ASC 220"). This amendment, which must be applied retrospectively, will allow an entity the option to present the components of net income, as well as total comprehensive income and the components of other comprehensive income, either in a single continuous statement of comprehensive income or in two separate consecutive statements. This amendment also eliminates the option to present the components of other comprehensive income in the statement of stockholders' equity but does not change the items that must be reported. In addition, in December 2011, the FASB issued ASU No. 2011-12 which further amended ASC 220. More specifically, this amendment provided for deferral, until further action by the FASB, of the effective date for changes to the presentation of reclassifications of items out of accumulated other comprehensive income required by ASU No. 2011-05. For public companies, these amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early application is permitted.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, which further amended ASC 350. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative impairment test for indefinite-lived intangible assets otherwise required under ASC 350. In effect, the amendment eliminates the need to calculate the fair value of an indefinite-lived intangible asset in connection with the impairment test unless the entity determines, based on the qualitative assessment, that it is more likely than not that the asset is impaired. This amendment is effective for fiscal years beginning after September 15, 2012. Early application is permitted.

Accounting Changes

The Company made no accounting changes during the fiscal year 2012.

5. Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalents, trade and other accounts receivable, accounts payable, foreign currency derivative instruments and debt. The carrying amounts of cash and cash equivalents, trade and other accounts receivable and accounts payable approximate fair value due to the short-term nature of these financial instruments.

The Company measures on a recurring basis and discloses the fair value of its financial instruments under the provisions of ASC 820, as amended. The Company defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level hierarchy for measuring fair value and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of that hierarchy are defined as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Unadjusted quoted prices in active markets for similar assets or liabilities; or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data; and

Level 3—Unobservable inputs for the asset or liability.

Consistent with this hierarchy, the Company categorized certain of its financial assets and liabilities as follows at September 30, 2012 and 2011 (in thousands):

	As of September 30, 2012			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Cash equivalents(a)	$ 155,000	$ 155,000	$ —	—
Foreign currency forwards(b)	4	—	4	—
Total assets	$ 155,004	$ 155,000	$ 4	—
Liabilities				
Long-term debt(c)(d)	$1,739,547	$1,731,625	$7,922	—
Foreign currency forwards(b)	132	—	132	—
Total liabilities	$1,739,679	$1,731,625	$8,054	—

	As of September 30, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Foreign currency forwards(b)	$ 424	—	$ 424	—
Foreign currency collars(b)	680	—	680	—
Total assets	$ 1,104	—	$ 1,104	—
Liabilities				
Long-term debt(c)(d)	$1,420,337	$725,288	$695,049	—
Hedged interest rate swaps(b)	6,450	—	6,450	—
Foreign currency forwards(b)	528	—	528	—
Total liabilities	$1,427,315	$725,288	$702,027	—

(a) Cash equivalents, at September 30, 2012, consist of highly liquid investments which have no maturity and are valued using unadjusted quoted market prices for such securities.

(b) Foreign currency options, collars and forwards (hereafter, "foreign exchange contracts"), and interest rate swaps are valued for purposes of this disclosure using widely accepted valuation techniques, such as discounted cash flow analyses, and reasonable estimates, such as projected market interest rates and projected foreign currency exchange rates, as appropriate. Please see Note 15 for more information about the Company's foreign exchange contracts and interest rate swaps.

(c) In November 2011, the Company, through certain of its domestic subsidiaries, issued $750.0 million aggregate principal amount of the Company's 6.875% senior notes due 2019 (the "senior notes due 2019") and, in December 2011, it redeemed its senior notes due 2014 and its senior subordinated notes due 2016 with the net proceeds from the debt issuance. In May 2012 and September 2012, the Company through certain of its domestic subsidiaries, issued $700.0 million and $150.0 million aggregate principal amount, respectively, of the Company's 5.75% senior notes due 2022 (the "senior notes due 2022") and, in May 2012, repaid in full its borrowings under the senior term loan B facility. Please see Note 14 for more information about the Company's debt.

(d) Long-term debt (which is carried in the Company's consolidated financial statements at amortized cost of $1,617,230 and $1,413,115 at September 30, 2012 and 2011, respectively), is generally valued for purposes of this disclosure using widely accepted valuation techniques, such as discounted cash flow analyses, and observable inputs, such as market interest rates, except for the senior and senior subordinated notes (prior to their December 2011 redemption), the senior notes due 2019 and the senior notes due 2022. The senior and senior subordinated notes (prior to their December 2011 redemption) were, and the senior notes due 2019 and senior notes due 2022 are, valued using unadjusted quoted market prices for such debt securities. Please see Note 14 for more information about the Company's debt.

6. Accumulated Stockholders' Equity (Deficit)

The Company is authorized to issue up to 500.0 million shares of common stock with a par value of $0.01 per share and up to 50.0 million shares of preferred stock with a par value of $0.01 per share. As of September 30, 2012, the Company had approximately 180.5 million shares issued and approximately 180.2 million shares outstanding. There have been no shares of the Company's preferred stock issued. Please see the Note 1 for additional information about the Separation Transactions.

In connection with the Separation Transactions, the CDR Investors acquired approximately 48% of our common stock on an undiluted basis. During the fiscal year ended September 30, 2012, the CDR Investors sold all of the shares of our common stock through a series of underwritten public offerings and a share repurchase, pursuant to which we repurchased (and subsequently retired) 7.6 million shares of our common stock from the CDR Investors at a price equal to $26.485 per share. The Company funded this $200.0 million share repurchase primarily with borrowings in the amount of $160.0 million under its asset-based senior secured loan facility and with cash from operations. As a result of the stock repurchase and retirement, the Company recorded a decrease to additional paid-in capital in the amount of approximately $200.0 million.

On August 27, 2012 the Company announced that its Board of Directors has approved a share repurchase program authorizing the Company to repurchase up to $300.0 million of its common stock (the "Share Repurchase Program") and to enter into pre-arranged stock trading plans for the purpose of repurchasing a limited number of shares of the Company's common stock in accordance with guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934 and the Company's policies regarding stock transactions. The plans will cover the repurchase of shares over the next six fiscal quarters. Repurchases of shares of the Company's common stock are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the plans. At September 30, 2012, no repurchases have been made under the Share Repurchase Program. Please see Note 21 for additional information about the Share Repurchase Program.

7. Earnings Per Share

Basic earnings per share, is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, is calculated similarly but includes the potential dilution from the exercise of all outstanding stock options and stock awards, except when the effect would be anti-dilutive.

The following table sets forth the computations of basic and diluted earnings per share (in thousands, except per share data):

	Year ended September 30,		
	2012	**2011**	**2010**
Net earnings	$233,064	$213,725	$143,828
Weighted average basic shares	183,420	183,020	181,985
Dilutive securities:			
Stock option and stock award programs	5,190	5,073	2,103
Weighted average diluted shares	188,610	188,093	184,088
Earnings per share:			
Basic	$ 1.27	$ 1.17	$ 0.79
Diluted	$ 1.24	$ 1.14	$ 0.78

At September 30, 2012 and 2010, options to purchase 44,340 and 6,286,491 shares, respectively, of the Company's common stock were outstanding but not included in the computation of diluted earnings per share, since these options were anti-dilutive. Anti-dilutive options are: (a) out-of-the-money options (options the exercise price of which is greater than the average price per share of the Company's common stock during the period), and (b) in-the-money options (options the exercise price of which is less than the average price per share of the Company's common stock during the period) for which the sum of assumed proceeds, including unrecognized compensation expense, exceeds the average price per share for the period. At September 30, 2011, all outstanding options to purchase shares of the Company's common stock were dilutive.

8. Share-Based Payments

In 2010, the Company adopted the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan (the "2010 Plan"), a stockholder-approved share-based compensation plan which allows for the issuance of up to 29.8 million shares of the Company's common stock. During the fiscal years 2012, 2011 and 2010, the Company granted to its employees and consultants approximately 2.0 million, 3.0 million and 2.9 million stock options and approximately 32,000, 199,000 and 118,000 restricted share awards, respectively, under either the 2010 Plan or a predecessor share-based compensation plan, such as the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan (the "2007 Plan"). In addition, during the fiscal years 2012,

2011 and 2010, the Company granted 25,501, 43,015 and 66,038 restricted stock units, respectively, to its non-employee directors under either the 2010 Plan or a predecessor share-based compensation plan such as the 2007 Plan. The Company currently makes equity awards only under the 2010 Plan.

The Company measures the cost of services received from employees, directors and consultants in exchange for an award of equity instruments based on the fair value of the award on the date of grant, and recognizes compensation expense on a straight-line basis over the vesting period or over the period ending on the date a participant becomes eligible for retirement, if earlier. For the fiscal years 2012, 2011 and 2010, total compensation cost charged against income and included in selling, general and administrative expenses in the Company's consolidated statements of earnings for all share-based compensation arrangements was $16.9 million, $15.6 million and $12.8 million, respectively, and resulted in an increase in additional paid-in capital by the same amounts. These amounts include, for the fiscal years 2012, 2011 and 2010, $5.3 million, $5.0 million and $2.5 million, respectively, of accelerated expense related to certain retirement eligible employees who continue vesting awards upon retirement, under the provisions of the 2010 Plan and certain predecessor share-based plans such as the 2007 Plan. For fiscal years 2012, 2011 and 2010, the total income tax benefit recognized in our consolidated statements of earnings in connection with all share-based compensation awards was $6.2 million, $6.0 million and $5.0 million, respectively.

Stock Options

Each option entitles the holder to acquire one share of the Company's common stock, has an exercise price that equals 100% of the closing market price per share of the Company's common stock on the date of grant and generally has a maximum term of 10 years. Options generally vest ratably over a four year period and are generally subject to forfeiture until the vesting period is complete, subject to certain retirement provisions contained in the 2010 Plan and certain predecessor share-based compensation plans such as the 2007 Plan.

The following table presents a summary of the activity for the Company's stock option awards for the fiscal year ended September 30, 2012:

	Number of Outstanding Options (in Thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in Thousands)
Outstanding at September 30, 2011	13,778	$ 8.50	6.8	$111,571
Granted	1,979	19.21		
Exercised	(3,625)	7.73		
Forfeited or expired	(271)	11.58		
Outstanding at September 30, 2012	11,861	$10.45	6.5	$173,601
Exercisable at September 30, 2012	5,927	$ 8.49	5.3	$ 98,403

The following table summarizes information about stock options under the Company's share-based compensation plans at September 30, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at September 30, 2012 (in Thousands)**	**Weighted Average Remaining Contractual Term (in Years)**	**Weighted Average Exercise Price**	**Number Exercisable at September 30, 2012 (in Thousands)**	**Weighted Average Exercise Price**
$2.00 - 9.66	7,267	5.4	$ 7.80	5,343	$ 8.17
$11.39 - 19.21	4,594	8.3	14.65	584	11.39
Total	11,861	6.5	$10.45	5,927	$ 8.49

The Company uses the Black-Scholes option pricing model to value the Company's stock options for each stock option award. Using this option pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of the Company's stock option awards is expensed on a straight-line basis over the vesting period (generally four years) of the stock options or to the date a participant becomes eligible for retirement, if earlier.

The weighted average assumptions relating to the valuation of the Company's stock options are as follows:

	Year Ended September 30,		
	2012	**2011**	**2010**
Expected life (in years)	5.0	5.0	5.0
Expected volatility	58.4%	59.0%	64.4%
Risk-free interest rate	1.1%	1.1%	2.4%
Dividend yield	0.0%	0.0%	0.0%

The expected life of options represents the period of time that the options granted are expected to be outstanding and is based on historical experience of employees of the Company who have been granted stock options. The expected volatility used for awards made during the fiscal year ended September 30, 2012, reflects the average volatility for the Company's common stock. For awards made prior to the fiscal year 2012, the expected volatility used was derived using the average volatility of both the Company and similar companies (based on industry sector) since it was not practicable to estimate the Company's expected volatility on a stand-alone basis due to a lack of sufficient trading history. The risk-free interest rate is based on the five-year zero-coupon U.S. Treasury notes as of the date of the grant. Since the Company did not expect to pay dividends as of the date of grant of each of the past awards, the dividend yield used is 0%.

The weighted average fair value per option at the date of grant, of the stock options issued to the Company's grantees during the fiscal years 2012, 2011 and 2010 was $9.60, $5.74 and $4.15, respectively. The total fair value of stock options issued to the Company's grantees that vested during the fiscal years 2012, 2011 and 2010 was $10.4 million, $8.5 million and $7.6 million, respectively.

The total intrinsic value of options exercised during the fiscal years 2012, 2011 and 2010 was $53.2 million, $15.9 million and $1.8 million, and the tax benefit realized for the tax deductions from these option exercises was $18.9 million, $6.2 million and $0.5 million, respectively. The total cash received during the fiscal years 2012, 2011 and 2010 from these option exercises was $28.0 million, $10.9 million and $0.9 million, respectively.

At September 30, 2012, approximately $14.2 million of unrecognized compensation costs related to unvested stock option awards are expected to be recognized over the weighted average period of 2.4 years.

Stock Awards

Restricted Stock Awards

The Company from time to time grants restricted stock awards to employees and consultants under the 2010 Plan. A restricted stock award is an award of shares of the Company's common stock (which have full voting and dividend rights but are restricted with regard to sale or transfer) the restrictions over which lapse ratably over a specified period of time (generally five years). Restricted stock awards are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to these restrictions lapsing, subject to certain retirement provisions of the 2010 Plan and certain predecessor share-based compensation plans such as the 2007 Plan.

The Company expenses the cost of the restricted stock awards, which is determined to equal the fair value of the restricted stock award at the date of grant, on a straight-line basis over the period (the "vesting period") in which the restrictions on these stock awards lapse ("vesting") or over the period ending on the date a participant becomes eligible for retirement, if earlier. For these purposes, the fair value of the restricted stock award is determined based on the closing market price of the Company's common stock on the date of grant.

The following table presents a summary of the activity for the Company's restricted stock awards for the fiscal year ended September 30, 2012:

Restricted Stock Awards	Number of Shares (in Thousands)	Weighted Average Fair Value Per Share	Weighted Average Remaining Vesting Term (in Years)
Unvested at September 30, 2011 . . .	445	$ 9.12	3.1
Granted	32	19.21	
Vested	(150)	8.65	
Forfeited	(20)	8.90	
Unvested at September 30, 2012 . . .	307	$10.42	2.5

At September 30, 2012, approximately $1.5 million of unrecognized compensation costs related to unvested restricted stock awards are expected to be recognized over the weighted average period of 2.5 years.

Restricted Stock Units

The Company currently grants restricted stock unit awards ("RSU" or "RSUs"), which generally vest less than one year from the date of grant, pursuant to the 2010 Plan. To date, the Company has only granted RSU awards to its non-employee directors. RSUs represent an unsecured promise of the Company to issue shares of its common stock, are independent of stock option grants and are generally subject to forfeiture if service terminates prior to the award vesting. Upon vesting, such RSUs are generally retained by the Company as deferred stock units that are not distributed until six months after the independent director's service as a director terminates. Participants have no voting rights with respect to unvested RSUs or with respect to undistributed deferred stock units. Under the provisions of the 2010 Plan, the Company may settle its deferred stock units with shares of the Company's common stock or in cash.

The Company expenses the cost of the RSUs, which is determined to be the fair value of the RSUs at the date of grant, on a straight-line basis over the vesting period (generally less than one year). For these purposes, the fair value of the RSU is determined based on the closing market price of the Company's common stock on the date of grant.

The following table presents a summary of the activity for the Company's RSUs for the fiscal year ended September 30, 2012:

Restricted Stock Units	Number of Shares (in Thousands)	Weighted Average Fair Value Per Share	Weighted Average Remaining Vesting Term (In Years)
Unvested at September 30, 2011	—	$ —	—
Granted	26	19.21	
Vested	(26)	19.21	
Forfeited	—	—	
Unvested at September 30, 2012	—	—	—

During fiscal year 2012, all RSUs vested. Therefore, there are no unrecognized compensation costs as of September 30, 2012 in connection with past RSU awards.

9. Allowance for Doubtful Accounts

The change in the allowance for doubtful accounts was as follows (in thousands):

	Year Ended September 30,		
	2012	2011	2010
Balance at beginning of period	$ 2,086	$ 2,756	$ 2,266
Bad debt expense	1,764	1,631	1,578
Uncollected accounts written off, net of recoveries	(1,336)	(2,423)	(1,431)
Allowance for doubtful accounts of acquired companies	69	122	343
Balance at end of period	$ 2,583	$ 2,086	$ 2,756

10. Property and Equipment

Property and equipment, net consists of the following (in thousands):

	September 30, 2012	September 30, 2011
Land	$ 11,197	$ 11,187
Buildings and building improvements	59,656	59,248
Leasehold improvements	188,844	171,916
Furniture, fixtures and equipment	295,128	257,815
Total property and equipment, gross	554,825	500,166
Less accumulated depreciation and amortization	(352,164)	(317,677)
Total property and equipment, net	$ 202,661	$ 182,489

Depreciation expense for the fiscal years 2012, 2011 and 2010 was $51.0 million, $47.3 million and $42.4 million, respectively. As further described in Note 14, borrowings under the ABL facility are secured by substantially all of our assets, those of our domestic subsidiaries, those of our Canadian subsidiaries (in the case of borrowings under the Canadian sub-facility) and a pledge of certain intercompany notes.

Depreciation of property and equipment is calculated using the straight-line method based on the estimated useful lives of the respective classes of assets and is reflected in depreciation and amortization expense in our consolidated statements of earnings. Buildings and building improvements are depreciated over periods ranging from five to 40 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the related lease, including renewals determined to be reasonably assured. Furniture, fixtures and equipment are depreciated over periods ranging from three to ten years. Expenditures for maintenance and repairs are expensed when incurred, while expenditures for major renewals and improvements are capitalized.

11. Goodwill and Intangible Assets

The changes in the carrying amounts of goodwill by operating segment for the fiscal years 2011 and 2012 are as follows (in thousands):

	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2010	$76,299	$401,941	$478,240
Acquisitions	333	29,321	29,654
Foreign currency translation	(1,096)	(925)	(2,021)
Balance at September 30, 2011	75,536	430,337	505,873
Acquisitions	15,200	9,189	24,389
Foreign currency translation	(881)	2,950	2,069
Balance at September 30, 2012	$89,855	$442,476	$532,331

As described in Note 18, during the fiscal year 2011, $25.3 million of the increase in BSG's goodwill was attributable to the acquisition of Aerial Company, Inc. ("Aerial") in October 2010 and the remaining increase in the amount of $4.0 million, as well as the increase in Sally Beauty Supply's goodwill in the amount of $0.3 million, were attributable to acquisitions which were not individually material and/or to net purchase price adjustments. In addition, during the fiscal year 2012, $15.0 million of the increase in Sally Beauty Supply's goodwill was attributable to the Company's acquisition of Kappersservice Floral B.V. and two related companies (together, the "Floral Group") in November 2011 and the remaining increase in the amount of $9.4 million was attributable to acquisitions which were not individually material and to purchase price adjustments.

As permitted, the Company adopted the provisions of ASU 2011-08 in connection with its goodwill impairment test during the fiscal year 2012. No goodwill impairment losses were recognized in the current or prior fiscal years presented.

The following table provides the carrying value for intangible assets with indefinite lives, excluding goodwill, and the gross carrying value and accumulated amortization for intangible assets subject to amortization by operating segment at September 30, 2012 and 2011 (in thousands):

	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2012:			
Intangible assets with indefinite lives:			
Trade names	$27,258	$ 27,455	$ 54,713
Intangible assets subject to amortization:			
Gross carrying amount	26,430	106,486	132,916
Accumulated amortization	(9,856)	(49,336)	(59,192)
Net value	16,574	57,150	73,724
Total intangible assets, excluding goodwill, net	$43,832	$ 84,605	$128,437
Balance at September 30, 2011:			
Intangible assets with indefinite lives:			
Trade names	$27,344	$ 33,722	$ 61,066
Intangible assets subject to amortization:			
Gross carrying amount	14,491	99,568	114,059
Accumulated amortization	(6,622)	(38,845)	(45,467)
Net value	7,869	60,723	68,592
Total intangible assets, excluding goodwill, net	$35,213	$ 94,445	$129,658

As described in Note 18, during the fiscal year 2012, intangible assets subject to amortization in the amount of $11.8 million were recorded in connection with the Company's acquisition of the Floral Group in November 2011.

Amortization expense totaled $13.7 million, $12.4 million and $8.7 million for the fiscal years 2012, 2011 and 2010, respectively. As of September 30, 2012, future amortization expense related to intangible assets subject to amortization is estimated to be as follows (in thousands):

Fiscal Year:	
2013	$12,297
2014	11,834
2015	11,388
2016	10,220
2017	8,437
Thereafter	19,548
	$73,724

The weighted average amortization period remaining for intangible assets subject to amortization is approximately 7 years.

12. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	September 30,	
	2012	2011
Compensation and benefits	$ 79,935	$ 78,796
Interest payable	38,376	27,274
Deferred revenue	19,000	16,987
Rental obligations	11,540	12,403
Loss contingency obligation	10,194	—
Property and other taxes	4,124	4,764
Insurance reserves	9,626	8,114
Interest rate swaps(a)	—	6,450
Operating accruals and other	27,472	30,721
Total accrued liabilities	$200,267	$185,509

(a) Please see Note 15 for additional information about the Company's interest rate swaps.

13. Commitments and Contingencies

Lease Commitments

The Company's principal leases relate to retail stores and warehousing properties. At September 30, 2012, future minimum payments under non-cancelable operating leases, net of sublease income, are as follows (in thousands):

Fiscal Year:	
2013	$147,791
2014	121,010
2015	94,357
2016	70,620
2017	42,278
Thereafter	57,016
	$533,072

Certain of the Company's leases require the Company to pay a portion of real estate taxes, insurance, maintenance and special assessments assessed by the lessor. Also, certain of the Company's leases include renewal options and escalation clauses. Aggregate rental expense for all operating leases amounted to $194.9 million, $192.6 million and $178.5 million for the fiscal years 2012, 2011 and 2010, respectively, and is included in selling, general and administrative expenses in our consolidated statements of earnings.

Contingencies

Legal Proceedings

The Company is, from time to time, involved in various claims and lawsuits incidental to the conduct of its business in the ordinary course. The Company does not believe that the ultimate resolution of these matters will have a material adverse impact on its consolidated financial position, statements of earnings or cash flows.

On March 22, 2011, Mixed Chicks, LLC, a hair care product manufacturer, brought an action against us in the Central District of California alleging that certain of our marks and trade dress infringed on certain of its rights and trade dress. Mixed Chicks, LLC sought damages and injunctive relief. The Company believed, and continues to believe that it did not infringe upon the rights and trade dress of Mixed Chicks, LLC. After conclusion of a trial, however, on November 2, 2012, a jury found that infringement had occurred on the trademark and trade dress in question and awarded Mixed Chicks, LLC $839,535 in actual damages and $7,275,000 in punitive damages. The court could also, in its discretion, require us to disgorge profits earned from the sale of the MIXED SILK products and pay Mixed Chicks, LLC its reasonable fees and costs incurred in the case. Based upon the verdict rendered, we have recorded a charge to earnings of $10.2 million (included in selling, general and administrative expenses in our consolidated statements of earnings), which we believe to be our best estimate of the potential loss. We intend to appeal this decision and continue to vigorously pursue this matter.

Other Contingencies

The Company provides healthcare benefits to most of its full-time employees. The Company is largely self-funded for the cost of the healthcare plan (including healthcare claims), other than certain fees and out-of-pocket amounts paid by the employees. In addition, the Company retains a substantial portion of the risk related to certain workers' compensation, general liability, and automobile and property insurance. The Company records an estimated liability for the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is included in accrued liabilities (current portion) and other liabilities (long-term portion) in our consolidated balance sheets. The Company carries insurance coverage in such amounts in excess of its self-insured retention which management believes to be reasonable.

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. The Company has no significant liabilities for loss contingencies at September 30, 2012 and 2011.

14. Short-term Borrowings and Long-Term Debt

Details of long-term debt are as follows (in thousands):

	As of September 30,		
	2012	2011	Interest Rates
ABL facility	$ —	$ —	(i) Prime plus (1.25% to 1.75%) or; (ii) LIBOR(a) plus (2.25% to 2.75%)
Senior term loan B due 2013	—	696,856	(i) Prime plus (1.25% to 1.50%) or; (ii) LIBOR(a) plus (2.25% to 2.50%)
Senior notes due 2014	—	430,000	9.25%
Senior subordinated notes due 2016	—	275,000	10.50%
Senior notes due Nov. 2019	750,000	—	6.875%
Senior notes due Jun. 2022(b)	859,308	—	5.750%(b)
Other, due 2013-2015(c)	2,407	4,774	4.05% to 5.79%
Total	$1,611,715	$1,406,630	
Capital leases and other	$ 5,515	$ 6,485	
Less: current portion	(1,908)	(3,004)	
Total long-term debt	$1,615,322	$1,410,111	

(a) London Interbank Offered Rate ("LIBOR").
(b) Includes unamortized premium of $9.3 million related to notes issued in September 2012 with an aggregate principal amount of $150.0 million. The 5.75% interest rate relates to notes in the aggregate principal amount of $850.0 million.
(c) Represents pre-acquisition debt of Pro-Duo NV and Sinelco Group BVBA ("Sinelco").

In connection with the Separation Transactions, in November 2006, the Company, through its subsidiaries (Sally Investment Holdings LLC and Sally Holdings) incurred $1,850.0 million of indebtedness by: (i) borrowing $70.0 million under a $400.0 million revolving (asset-based lending ("ABL")) credit facility; (ii) entering into two senior term loan facilities (term loans A and B) in an aggregate amount of $1,070.0 million; and (iii) issuing 9.25% senior notes due 2014 in an aggregate amount of $430.0 million and 10.50% senior subordinated notes due 2016 in an aggregate amount of $280.0 million. Borrowings under the term loan A facility were paid in full in the fiscal year 2010.

In the fiscal year 2011, Sally Holdings entered into a new $400 million, five-year asset-based senior secured loan facility (the "ABL facility") and terminated its prior ABL credit facility (the "prior ABL facility"). The availability of funds under the ABL facility is subject to a customary borrowing base comprised of a percentage of our credit card and trade receivables, and of our inventory (minus certain customary reserves) and reduced by certain outstanding letters of credit. The ABL facility includes a $25.0 million Canadian sub-facility for our Canadian operations. At September 30, 2012, the Company had $377.8 million available for borrowing under the ABL facility.

The terms of the ABL facility contain a commitment fee of 0.50% on the unused portion of the facility. Borrowings under the ABL facility are secured by substantially all of our assets, those of Sally Investment, a wholly-owned subsidiary of Sally Beauty and the direct parent of Sally Holdings, those of our domestic subsidiaries, those of our Canadian subsidiaries (in the case of borrowings under the Canadian sub-facility) and a pledge of certain intercompany notes. Such borrowings bear interest at Prime plus a margin ranging from 1.25% to 1.75% or LIBOR plus a margin ranging from 2.25% to 2.75%, in each case depending upon the current borrowing availability under the ABL facility. In connection with our termination of the prior ABL facility we expensed approximately $1.6 million in unamortized deferred financing costs. This amount is included in interest expense in the Company's consolidated statements of earnings.

In November 2011, Sally Holdings and Sally Capital Inc. (collectively, the "Issuers"), both wholly-owned subsidiaries of the Company, the Company and certain of its domestic subsidiaries entered into an agreement pursuant to which the Issuers sold in a private placement $750.0 million aggregate principal amount of the Issuers' 6.875% Senior Notes due 2019 (the "senior notes due 2019"). The senior notes due 2019 bear interest at an annual rate of 6.875% and were issued at par. In connection with issuance of such notes the Company incurred and capitalized financing costs of approximately $15.2 million. This amount is included in other assets on our consolidated balance sheets and is being amortized over the term of the senior notes due 2019 using the effective interest method. In June 2012, the Company exchanged the senior notes due 2019 for notes that are registered pursuant to a registration statement, which was effective May 2012, and otherwise are identical to the senior notes due 2019.

In December 2011, the Issuers used the proceeds from the issuance of the senior notes due 2019: (i) to redeem the entire $430.0 million aggregate principal amount outstanding of the 9.25% senior notes due 2014, (ii) to redeem the entire $275.0 million aggregate principal amount outstanding of the 10.50% senior subordinated notes due 2016 (together with the senior notes due 2014, the "Old Notes"), pursuant to the terms of the indentures governing the Old Notes, and (iii) to pay all accrued and unpaid interest on the Old Notes, and fees and expenses incurred in connection with issuance of the senior notes due 2019 and redemption of the Old Notes. In connection with our redemption of the Old Notes we recorded a charge to earnings in the amount of approximately $34.6 million, including approximately $24.4 million in call premiums paid and approximately $10.2 million in unamortized deferred financing costs expensed. This amount is included in interest expense in the Company's consolidated statements of earnings.

In May 2012, the Issuers, the Company and certain of the Company's domestic subsidiaries entered into an agreement pursuant to which the Issuers sold in an underwritten public offering $700.0 million aggregate principal amount of the Issuers' 5.75% Senior Notes due 2022 (the "senior notes due 2022"). The senior notes due 2022 bear interest at an annual rate of 5.75% and were issued at par. Sally Holdings used the proceeds from the debt offering: (i) to repay in full the aggregate principal amount outstanding (approximately $596.9 million) under the senior term loan B facility due 2013, plus accrued and unpaid interest thereon, (ii) to repay approximately $90.0 million of borrowings outstanding under the ABL facility, and (iii) to pay fees and expenses incurred in connection with the debt offering. In connection with our repayment of the senior term loan B facility, we expensed approximately $3.2 million in unamortized deferred financing costs. This amount is included in interest expense in the Company's consolidated statements of earnings.

In September 2012, the Issuers sold an additional $150.0 million aggregate principal amount of the senior notes due 2022. The proceeds from this issuance are intended for general corporate purposes. The senior notes due 2022 in this subsequent offering were issued at par plus a premium, which is being amortized over the term of the notes using the effective interest method, are fully fungible with the senior notes due 2022 issued in May 2012 and bear interest at the same rate.

In connection with the issuances of the senior notes due 2022, during the fiscal year ended September 30, 2012, the Company incurred and capitalized financing costs of approximately $16.0 million. This amount is included in other assets on our consolidated balance sheets and is being amortized over the term of the senior notes due 2022 using the effective interest method.

During the first half of its fiscal year 2012, prior to its repayment and termination, the Company had made optional prepayments in the aggregate amount of $100.0 million on the senior term loan B facility. In connection with such prepayments, we expensed approximately $0.6 million in unamortized deferred financing costs. This amount is included in interest expense in the Company's consolidated statements of earnings.

The senior notes due 2019 and the senior notes due 2022 (hereafter, the "senior notes due 2019 and 2022") are unsecured obligations of the Issuers and are jointly and severally guaranteed by the Company and Sally Investment, and by each material domestic subsidiary of the Company. Interest on the senior notes due 2019 and 2022 is payable semi-annually, during the Company's first and third fiscal quarters. Please see Note 20 for certain financial statement data pertaining to Sally Beauty, the Issuers, the guarantor subsidiaries and the non-guarantor subsidiaries.

The senior notes due 2019 carry optional redemption features whereby the Company has the option to redeem the notes, in whole or in part, on or after November 15, 2017 at par, plus accrued and unpaid interest, if any, and on or after November 15, 2015 at par plus a premium declining ratably to par, plus accrued and unpaid interest, if any. Prior to November 15, 2015, the notes may be redeemed, in whole or in part, at a redemption price equal to par plus a make-whole premium as provided in the indenture, plus accrued and unpaid interest, if any. In addition, on or prior to November 15, 2014, the Company has the right to redeem at par plus a specified premium, plus accrued and unpaid interest, if any, up to 35% of the aggregate principal amount of notes originally issued, subject to certain limitations, with the proceeds from certain kinds of equity offerings, as defined in the indenture.

The senior notes due 2022 carry optional redemption features whereby the Company has the option to redeem the notes, in whole or in part, on or after June 1, 2020 at par, plus accrued and unpaid interest, if any, and on or after June 1, 2017 at par plus a premium declining ratably to par, plus accrued and unpaid interest, if any. Prior to June 1, 2017, the notes may be redeemed, in whole or in part, at a redemption price equal to par plus a make-whole premium as provided in the indenture, plus accrued and unpaid interest, if any. In addition, on or prior to June 1, 2015, the Company has the right to redeem at par plus a specified premium, plus accrued and unpaid interest, if any, up to 35% of the aggregate principal amount of notes originally issued, subject to certain limitations, with the proceeds from certain kinds of equity offerings, as defined in the indenture.

Maturities of the Company's long-term debt are as follows at September 30, 2012 (in thousands):

Fiscal Year:	
2013	$ 1,163
2014	1,147
2015	97
2016	—
2017	—
Thereafter	1,609,308
	$1,611,715
Capital lease obligations	5,515
Less: current portion	(1,908)
Total	$1,615,322

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. The agreements and instruments governing the debt of Sally Holdings and its subsidiaries contain material limitations on their ability to pay dividends and other restricted payments to us which, in turn, constitute material limitations on our ability to pay dividends and other payments to our stockholders.

The ABL facility does not contain any restriction against the incurrence of unsecured indebtedness. However, the ABL facility restricts the incurrence of secured indebtedness if, after giving effect to the incurrence of such secured indebtedness, the Company's Secured Leverage Ratio exceeds 4.0 to 1.0. At September 30, 2012, the Company's Secured Leverage Ratio was approximately 0.1 to 1.0. Secured Leverage Ratio is defined as the ratio of (i) Secured Funded Indebtedness (as defined in the ABL facility) to (ii) Consolidated EBITDA, as defined in the ABL facility.

The ABL facility is pre-payable, and the commitments thereunder may be terminated, in whole or in part at any time without penalty or premium.

The indentures governing the senior notes due 2019 and 2022 contain terms which restrict the ability of Sally Beauty's subsidiaries to incur additional indebtedness. However, in addition to certain other material exceptions, the Company may incur additional indebtedness under the indentures if its Consolidated Coverage Ratio, after giving pro forma effect to the incurrence of such indebtedness, exceeds 2.0 *to* 1.0 ("Incurrence Test"). At September 30, 2012, the Company's Consolidated Coverage Ratio was approximately 6.4 *to* 1.0. Consolidated Coverage Ratio is defined as the ratio of (i) Consolidated EBITDA, as defined in the indentures, for the period containing the most recent four consecutive fiscal quarters, *to* (ii) Consolidated Interest Expense, as defined in the indentures, for such period.

The indentures governing the senior notes due 2019 and 2022 restrict Sally Holdings and its subsidiaries from making certain dividends and distributions to equity holders and certain other restricted payments (hereafter, a "Restricted Payment" or "Restricted Payments") to us. However, the indentures permit the making of such Restricted Payments if, at the time of the making of such Restricted Payment, the Company satisfies the Incurrence Test as described above and the cumulative amount of all Restricted Payments made since the issue date of the applicable senior notes does not exceed the sum of: (i) 50% of Sally Holdings' and its subsidiaries' cumulative consolidated net earnings since July 1, 2006, *plus* (ii) the proceeds from the issuance of certain equity securities or conversions of indebtedness to equity, in each case, since the issue date of the applicable senior notes *plus* (iii) the net reduction in investments in unrestricted subsidiaries since the issue date of the applicable senior notes *plus* (iv) the return of capital with respect to any sales or dispositions of certain minority investments since the issue date of the applicable senior notes. Further, in addition to certain other baskets, the indentures permit the Company to make additional Restricted Payments in an unlimited amount if, after giving pro forma effect to the incurrence of any indebtedness to make such Restricted Payment, the Company's Consolidated Total Leverage Ratio (as defined in the indentures) is less than 3.25 *to* 1.00. At September 30, 2012, the Company's Consolidated Total Leverage Ratio was approximately 2.5 *to* 1.0. Consolidated Total Leverage Ratio is defined as the ratio of (i) Consolidated Total Indebtedness, as defined in the indentures, *minus* cash and cash equivalents on-hand up to $100.0 million, in each case, as of the end of the most recently-ended fiscal quarter *to* (ii) Consolidated EBITDA, as defined in the indentures, for the period containing the most recent four consecutive fiscal quarters.

The ABL facility also restricts the making of Restricted Payments. However, in June 2012, the Company, Sally Holdings and the other parties to the ABL facility entered into an amendment (hereafter, "the Amendment") to the ABL facility which, among other things, relaxed the restrictions regarding the making of Restricted Payments. Under the ABL facility, as amended, Sally Holdings may make Restricted Payments if availability under the ABL facility exceeds certain thresholds, and no default then exists under the facility. For Restricted Payments up to $30.0 million during each fiscal year, borrowing availability must exceed the lesser of $80.0 million or 20% of the borrowing base for 45 days prior to such Restricted Payment. For Restricted Payments in excess of that amount, the same borrowing availability must be maintained and the Consolidated Fixed Charge Coverage Ratio (as defined in the ABL facility) must equal or exceed 1.2 *to* 1.0 (up from 1.1 *to* 1.0 prior to the Amendment). Consolidated Fixed Charge Coverage Ratio is defined as the ratio of (i) Consolidated EBITDA, as defined in the ABL facility, *minus* certain unfinanced capital expenditures and tax payments *to* (ii) fixed charges, as specified in the ABL facility. However, pursuant to the Amendment, the calculation of the Consolidated Fixed Charge Coverage Ratio now excludes from fixed charges any Restricted Payments. Further, the Amendment increased the level of the Consolidated Fixed Charge Coverage Ratio that the Company must satisfy to 1.1 *to* 1.0 (from 1.0 *to* 1.0) during any period that availability under the ABL facility is less than the greater of $40.0 million or 15% of the borrowing base. As of September 30, 2012, the Consolidated Fixed Charge Coverage Ratio was approximately 3.5 *to* 1.0.

When used in this Annual Report, the phrase "Consolidated EBITDA" is intended to have the meaning ascribed to such phrase in the ABL facility or the indentures governing the senior notes due 2019 and 2022, as appropriate. EBITDA is not a recognized measurement under GAAP and should not be considered a substitute for financial performance and liquidity measures determined in accordance with GAAP, such as net earnings, operating earnings and operating cash flows.

The ABL facility and the indentures governing the senior notes due 2019 and 2022 contain other covenants regarding restrictions on assets dispositions, granting of liens and security interests, prepayment of certain indebtedness and other matters and customary events of default, including customary cross-default and/or cross-acceleration provisions. As of September 30, 2012, all the net assets of our consolidated subsidiaries were unrestricted from transfer under our credit arrangements.

At September 30, 2012 and 2011, the Company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in Note 13 and outstanding letters of credit related to inventory purchases and self-insurance programs which totaled $22.2 million and $16.0 million at September 30, 2012 and 2011, respectively.

15. Derivative Instruments and Hedging Activities

Risk Management Objectives of Using Derivative Instruments

The Company is exposed to a wide variety of risks, including risks arising from changing economic conditions. The Company manages its exposure to certain economic risks (including liquidity, credit risk, and changes in foreign currency exchange rates and in interest rates) primarily: (a) by closely managing its cash flows from operating and investing activities and the amounts and sources of its debt obligations; (b) by assessing periodically the creditworthiness of its business partners; and (c) through the use of derivative instruments from time to time (including, foreign exchange contracts and interest rate swaps) by Sally Holdings.

The Company from time to time uses foreign exchange contracts, as part of its overall economic risk management strategy, to fix the amount of certain foreign assets and obligations relative to its functional and reporting currency (the U.S. dollar) or to add stability to cash flows resulting from its net investments (including intercompany notes not permanently invested) and earnings denominated in foreign currencies. The Company's foreign currency exposures at times offset each other thus providing a natural hedge against its foreign currency risk. In connection with the remaining foreign currency risk, the Company uses foreign exchange contracts to effectively fix the foreign currency exchange rate applicable to specific anticipated foreign currency-denominated cash flows thus limiting the potential fluctuations in such cash flows as a result of foreign currency market movements.

The Company from time to time has used interest rate swaps, as part of its overall economic risk management strategy, to add stability to the interest payments due in connection with its debt obligations. At September 30, 2012, our exposure to interest rate fluctuations relates to our interest payments under the ABL facility, if any, and the Company held no derivatives instruments in connection therewith.

As of September 30, 2012, the Company did not purchase or hold any derivative instruments for trading or speculative purposes.

Designated Cash Flow Hedges

In 2008, Sally Holdings entered into certain interest rate swap agreements with an aggregate notional amount of $300 million. These agreements were designated and qualified as effective cash flow hedges, in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). Accordingly, changes in the fair value of these derivative instruments (which were adjusted quarterly) were recorded, net of income tax, in accumulated other comprehensive (loss) income ("OCI") until the swap agreements expired in May 2012. Amounts reported in OCI related to interest rate swaps were reclassified into interest expense, as a yield adjustment, in the same period in which interest on hedged variable-rate debt obligations affected earnings. During the fiscal years 2012, 2011 and 2010, interest expense resulting from such reclassifications was $6.7 million, $10.2 million and $10.1 million, respectively. There were no amounts remaining in OCI at September 30, 2012.

Non-designated Cash Flow Hedges

The Company may use from time to time derivative instruments (such as foreign exchange contracts and interest rate swaps) not designated as hedges or that do not meet the requirements for hedge accounting, to manage its exposure to interest rate or foreign currency exchange rate movements.

The Company uses foreign exchange contracts including, at September 30, 2012, foreign currency forwards with an aggregate notional amount of $12.0 million to manage the exposure to the U.S. dollar resulting from certain of our Sinelco Group subsidiaries' purchases of merchandise from third-party suppliers. Sinelco's functional currency is the Euro. These foreign currency forwards enable Sinelco to buy U.S. dollars at a contractual exchange rate of 1.2772, are with a single counterparty and expire ratably through September 2013.

The Company also uses foreign currency forwards to mitigate its exposure to changes in foreign currency exchange rates in connection with certain intercompany balances not permanently invested. As such, at September 30, 2012, we hold: (a) a foreign currency forward which enables us to sell approximately €19.2 million ($24.7 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 1.2859, (b) a foreign currency forward which enables us to sell approximately $2.0 million Canadian dollars ($2.0 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 0.98425, (c) a foreign currency forward which enables us to buy approximately $5.3 million Canadian dollars ($5.4 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 0.98345, (d) a foreign currency forward which enables us to sell approximately 11.6 million Mexican pesos ($0.9 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 12.9048 and (e) a foreign currency forward which enables us to buy approximately £1.8 million ($2.9 million, at the September 30, 2012 exchange rate) at the contractual exchange rate of 1.6196. All foreign currency forwards held by the Company at September 30, 2012 are with a single counterparty other than the counterparty on the forwards discussed in the preceding paragraph and expire on or before December 31, 2012.

The Company's foreign currency derivatives are not designated as hedges and do not currently meet the hedge accounting requirements of ASC 815. Accordingly, the changes in fair value of these derivative instruments (which are adjusted quarterly) are recorded in our consolidated statements of earnings. During the fiscal years ended September 30, 2012, 2011 and 2010, selling, general and administrative expenses included $2.0 million, $0.2 million and $0.2 million, respectively, in net gains, including marked-to-market adjustments, from all of the Company's foreign currency derivative instruments.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Company's consolidated balance sheet as of September 30, 2012 and 2011 (in thousands):

	Asset Derivatives			Liability Derivatives		
		As of September 30,			As of September 30,	
	Classification	2012	2011	Classification	2012	2011
Derivatives designated as hedging instruments:						
Interest Rate Swaps	Other assets	—	—	Accrued liabilities	—	$6,450
		—	—		—	$6,450
Derivatives not designated as hedging instruments:						
Foreign Exchange Contracts	Prepaid expenses	$ 4	$1,104	Accrued liabilities	$132	$ 528
		$ 4	$1,104		$132	$ 528

The table below presents the effect of the Company's derivative financial instruments on the Company's consolidated statements of earnings for the fiscal year ended September 30, 2012, 2011 and 2010 (in thousands):

Derivatives Designated as Hedging Instruments	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax — Fiscal Year Ended September 30, 2012	2011	2010	Classification	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) — Fiscal Year Ended September 30, 2012	2011	2010
Interest Rate Swaps	$3,947	$5,557	$(101)	Interest expense	$(6,731)	$(10,174)	$(10,067)

Derivatives Not Designated as Hedging Instruments	Classification of Gain or (Loss) Recognized into Income	Amount of Gain or (Loss) Recognized in Income on Derivatives — Fiscal Year Ended September 30, 2012	2011	2010
Interest Rate Swaps	Interest expense	$ —	$ —	$(24)
Foreign Exchange Contracts	Selling, general and administrative expenses	$2,003	$194	$203
Total derivatives not designated as hedging instruments		$2,003	$194	$179

There were no gains or losses recognized in income on derivatives designated as hedging instruments as a result of ineffectiveness or the exclusion of such derivatives from effectiveness testing during the fiscal years ended September 30, 2012, 2011 and 2010.

Credit-risk-related Contingent Features

At September 30, 2012, the aggregate fair value of all foreign exchange contracts held consisted of derivative instruments in a liability position of $0.1 million. The Company was under no obligation to post and had not posted any collateral related to the agreements in a liability position.

The counterparties to all our derivative instruments are deemed by the Company to be of substantial resources and strong creditworthiness. However, these transactions result in exposure to credit risk in the event of default by a counterparty. The financial crisis affecting the banking systems and financial markets in recent years resulted in many well-known financial institutions becoming less creditworthy or having diminished liquidity which could expose us to an increased level of counterparty credit risk. In the event that a counterparty defaults in its obligation under our derivative instruments, we could incur substantial financial losses. However, at the present time, no such losses are deemed probable.

16. 401(k) and Profit Sharing Plan

The Company sponsors the Sally Beauty 401(k) and Profit Sharing Plan (the "401k Plan"), which is a qualified defined contribution plan. The 401k Plan covers employees of the Company who meet certain eligibility requirements and who are not members of a collective bargaining unit. Under the terms of the 401k Plan, employees may contribute a percentage of their annual compensation to the 401k Plan up to certain maximums, as defined by the 401k Plan and by the U.S. Internal Revenue Code. The Company currently matches a portion of employee contributions to the plan. The Company recognized expense of $6.2 million, $5.9 million and $4.7 million in the fiscal years 2012, 2011 and 2010, respectively, related to such employer matching contributions and these amounts are included in selling, general and administrative expenses.

In addition, pursuant to the 401k Plan, the Company may make profit sharing contributions to the accounts of employees who meet certain eligibility requirements and who are not members of a collective bargaining unit. The Company's profit sharing contributions to the 401k Plan are determined by the Compensation Committee of the Company's Board of Directors. The Company recognized expense of $3.3 million, $3.1 million and $2.7 million in the fiscal years 2012, 2011 and 2010, respectively, related to such profit sharing contributions and these amounts are included in selling, general and administrative expenses.

17. Income Taxes

The provision for income taxes for the fiscal years 2012, 2011 and 2010 consists of the following (in thousands):

	Year Ended September 30,		
	2012	2011	2010
Current:			
Federal	$ 97,866	$ 97,172	$69,112
Foreign	10,925	11,081	4,432
State	16,692	13,629	11,197
Total current portion	125,483	121,882	84,741
Deferred:			
Federal	4,920	2,615	2,896
Foreign	(2,888)	(2,525)	(2,814)
State	364	242	(703)
Total deferred portion	2,396	332	(621)
Total provision for income tax	$127,879	$122,214	$84,120

The difference between the U.S. statutory federal income tax rate and the effective income tax rate is summarized below:

	Year Ended September 30,		
	2012	2011	2010
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.4	2.8	2.9
Effect of foreign operations	(0.4)	(1.3)	(1.2)
Effect of limited restructuring	(2.8)	—	—
Other, net	0.2	(0.1)	0.2
Effective tax rate	35.4%	36.4%	36.9%

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

	September 30, 2012	September 30, 2011
Deferred tax assets attributable to:		
Share-based compensation expense	$ 18,771	$ 19,683
Accrued liabilities	33,495	28,711
Inventory adjustments	5,208	3,432
Foreign loss carryforwards	23,405	18,315
Unrecognized tax benefits	605	651
Interest rate swaps	—	2,503
Other	2,011	2,673
Total deferred tax assets	83,495	75,968
Valuation allowance	(21,681)	(17,100)
Total deferred tax assets, net	61,814	58,868
Deferred tax liabilities attributable to:		
Depreciation and amortization	92,292	81,644
Total deferred tax liabilities	92,292	81,644
Net deferred tax liability	$ 30,478	$ 22,776

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance. The Company has recorded a valuation allowance to account for uncertainties regarding recoverability of certain deferred tax assets, primarily foreign loss carryforwards.

Domestic earnings before provision for income taxes were $334.5 million, $300.1 million and $215.9 million in the fiscal years 2012, 2011 and 2010, respectively. Foreign operations had earnings before provision for income taxes of $26.4 million, $35.8 million and $12.0 million in the fiscal years 2012, 2011 and 2010, respectively.

Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits by various taxing jurisdictions and other changes in relevant facts and circumstances evident at each balance sheet date. Management does not expect the outcome of tax audits to have a material adverse effect on the Company's financial condition, results of operations or cash flow.

At September 30, 2012, undistributed earnings of the Company's foreign operations are intended to remain permanently invested to finance anticipated future growth and expansion. Accordingly, federal and state income taxes have not been provided on accumulated but undistributed earnings of $140.8 million and $110.6 million as of September 30, 2012 and 2011, respectively, as such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

At September 30, 2012 and 2011, the Company had total operating loss carry-forwards of $80.1 million and $62.5 million, respectively, of which $65.1 million and $50.1 million, respectively, are subject to a valuation allowance. At September 30, 2012, operating loss carry-forwards of $26.3 million expire between 2013 and

2027 and operating loss carry-forwards of $53.8 million have no expiration date. At each September 30, 2012 and 2011, the Company had tax credit carry-forwards of $1.1 million which have no expiration date and of which $0.5 million are subject to a valuation allowance.

The changes in the amount of unrecognized tax benefits for the fiscal year ended September 30, 2012 and 2011 are as follows (in thousands):

	2012	2011
Balance at beginning of the fiscal year	$10,836	$13,647
Increases related to prior year tax positions	90	166
Decreases related to prior year tax positions	(119)	(15)
Increases related to current year tax positions	171	208
Settlements	(127)	(71)
Lapse of statute	(2,910)	(3,099)
Balance at end of fiscal year	$ 7,941	$10,836

If recognized, these positions would affect the Company's effective tax rate.

The Company classifies and recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The total amount of accrued interest and penalties as of September 30, 2012 and 2011 was $3.6 million and $4.2 million, respectively.

Because existing tax positions will continue to generate increased liabilities for unrecognized tax benefits over the next 12 months, and the fact that from time to time we are routinely under audit by various taxing authorities, it is reasonably possible that the amount of unrecognized tax benefits will change during the next 12 months. An estimate of the amount or range of such change cannot be made at this time. However, we do not expect the change, if any, to have a material effect on our consolidated financial condition or results of operations within the next 12 months.

In January 2012, the IRS concluded the field work associated with their examination of the Company's consolidated federal income tax returns for the fiscal years ended September 30, 2007 and 2008 and issued their examination report. The Company is appealing certain disputed items and it does not anticipate the ultimate resolution of these items to have a material impact on the Company's financial statements.

The IRS is currently conducting an examination of the Company's consolidated federal income tax returns for the fiscal years ended September 30, 2009, 2010 and 2011. The IRS had previously audited the Company's consolidated federal income tax returns through the tax year ended September 30, 2006, thus our statute remains open from the year ended September 30, 2007 forward. Our foreign subsidiaries are impacted by various statutes of limitations, which are generally open from 2007 forward. Generally, states' statutes in the United States are open for tax reviews from 2006 forward.

18. Acquisitions

In November 2011, the Company acquired the Floral Group for approximately €22.8 million (approximately $31.2 million). The Floral Group is a distributor of professional beauty products then with 19 stores located in the Netherlands. The results of operations of the Floral Group are included in the Company's consolidated financial statements subsequent to the acquisition date. The assets acquired and liabilities assumed were recorded at their respective fair values at the acquisition date. Goodwill of $15.0 million (which is not expected to be deductible for tax purposes) and intangible assets subject to amortization of $11.8 million were recorded as a result of this acquisition based on their estimated fair values. The acquisition was funded with cash from operations and with borrowings on our ABL facility in the amount of approximately $17.0 million. In addition, during the fiscal year 2012, the Company completed several other individually immaterial acquisitions at an aggregate cost of approximately $12.8 million and recorded additional goodwill in the amount of $9.4 million (the majority of which is expected to be deductible for tax purposes) in connection with such acquisitions. Generally, we funded these acquisitions with cash from operations. The assets acquired and liabilities assumed in connection with these acquisitions were recorded based on their respective fair values at the acquisition date.

In October 2010, the Company acquired Aerial, an 82-store professional-only distributor of beauty products operating in 11 states in the midwestern region of the United States, for approximately $81.8 million. The assets acquired and liabilities assumed, including intangible assets subject to amortization of $34.7 million, were recorded at their respective fair values at the acquisition date. In addition, goodwill of $25.3 million (which is expected to be deductible for tax purposes) was recorded as a result of this acquisition. The acquisition of Aerial was funded with borrowings in the amount of $78.0 million under the ABL facility (which were later paid in full) and with cash from operations. In addition, during the fiscal year 2011, the Company completed several other individually immaterial acquisitions at an aggregate cost of approximately $5.0 million and recorded additional goodwill in the amount of $4.3 million (the majority of which is expected to be deductible for tax purposes) in connection with such acquisitions. Generally, we funded these acquisitions with cash from operations. The valuation of the assets acquired and liabilities assumed in connection with these acquisitions was based on their fair values at the acquisition date.

In December 2009, the Company acquired Sinelco, a wholesale distributor of professional beauty products based in Ronse, Belgium, for approximately €25.2 million (approximately $36.6 million). We also assumed €4.0 million (approximately $5.8 million) of pre-acquisition debt, excluding capital lease obligations, of Sinelco in connection with the acquisition. Sinelco serves over 1,500 customers through a product catalog and website and has sales throughout Europe. Goodwill of $5.2 million (which is not expected to be deductible for tax purposes) and other intangible assets of $14.0 million, including intangible assets subject to amortization of $5.8 million, were recorded as a result of this acquisition. In addition, during the fiscal year 2010, the Company completed several other individually immaterial acquisitions at an aggregate cost of $9.0 million and recorded additional goodwill in the amount of $5.4 million (the majority of which is not expected to be deductible for tax purposes) in connection with such acquisitions. The assets acquired and liabilities assumed in connection with all acquisitions completed during the fiscal year 2010 were recorded at fair values at the acquisition date in accordance with ASC 805. We funded these acquisitions with cash from operations and borrowings on our ABL facility.

These business combinations have been accounted for using the purchase method of accounting and, accordingly, the results of operations of the entities acquired have been included in the Company's consolidated financial statements since their respective dates of acquisition.

19. Business Segments and Geographic Area Information

The Company's business is organized into two separate segments: (i) Sally Beauty Supply, a domestic and international chain of cash and carry retail stores which offers professional beauty supplies to both salon professionals and retail customers primarily in North America, Puerto Rico, and parts of South America and Europe and (ii) BSG, including its franchise-based business Armstrong McCall, a full service beauty supply distributor which offers professional brands of beauty products directly to salons and salon professionals through its own sales force and professional-only stores (including franchise stores) in generally exclusive geographical territories in North America, Puerto Rico and parts of Europe.

The accounting policies of both of our business segments are the same as described in the summary of significant accounting policies contained in Note 2. Sales between segments, which were eliminated in consolidation, were not material for the fiscal years ended September 30, 2012, 2011 and 2010.

Business Segments Information

Segment data for the fiscal years ended September 30, 2012, 2011 and 2010 is as follows (in thousands):

	Year Ended September 30,		
	2012	2011	2010
Net sales:			
Sally Beauty Supply	$2,198,468	$2,012,407	$1,834,631
BSG	1,325,176	1,256,724	1,081,459
Total	$3,523,644	$3,269,131	$2,916,090
Earnings before provision for income taxes:			
Segment operating profit:			
Sally Beauty Supply(a)	$ 429,520	$ 380,963	$ 320,456
BSG(a)	182,699	164,660	112,495
Segment operating profit	612,219	545,623	432,951
Unallocated expenses(a)(b)	(96,012)	(81,594)	(79,203)
Share-based compensation expense	(16,852)	(15,560)	(12,818)
Interest expense(c)	(138,412)	(112,530)	(112,982)
Total	$ 360,943	$ 335,939	$ 227,948
Identifiable assets:			
Sally Beauty Supply	$ 864,598	$ 766,896	$ 729,380
BSG	959,784	908,093	808,842
Sub-total	1,824,382	1,674,989	1,538,222
Shared services	241,418	53,611	51,190
Total	$2,065,800	$1,728,600	$1,589,412
Depreciation and amortization:			
Sally Beauty Supply	$ 31,397	$ 28,763	$ 26,426
BSG	25,984	25,099	20,081
Corporate	7,317	5,860	4,616
Total	$ 64,698	$ 59,722	$ 51,123
Capital expenditures:			
Sally Beauty Supply	$ 42,158	$ 34,946	$ 30,366
BSG	11,977	14,145	11,252
Corporate	14,951	10,864	7,084
Total	$ 69,086	$ 59,955	$ 48,702

(a) For the fiscal year 2012, Sally Beauty Supply's operating profit reflects a $10.2 million charge resulting from a loss contingency. For the fiscal year ended September 30, 2011, consolidated operating earnings reflect a net favorable impact of $21.3 million; including a $27.0 million credit from a litigation settlement and certain non-recurring charges of $5.7 million. This net benefit of $21.3 million is reflected in the BSG segment and in unallocated expenses in the amount of $19.0 million and $2.3 million, respectively.

(b) Unallocated expenses consist of corporate and shared costs.

(c) For the fiscal year ended September 30, 2012, interest expense includes losses on extinguishment of debt in the aggregate amount of $37.8 million in connection with the Company's redemption of the senior notes due 2014 and senior subordinated notes due 2016, and repayment of the senior term loan B, with the net proceeds of the Company's new senior notes due 2019 and/or the senior notes due 2022.

Geographic Area Information

Geographic data for the fiscal years ended September 30, 2012, 2011 and 2010 is as follows (in thousands):

	Year Ended September 30,		
	2012	**2011**	**2010**
Net sales:(a)			
United States	$2,885,958	$2,688,062	$2,402,085
Foreign	637,686	581,069	514,005
Total	$3,523,644	$3,269,131	$2,916,090
Identifiable assets:			
United States	$1,325,787	$1,240,894	$1,133,652
Foreign	498,595	434,095	404,570
Shared services	241,418	53,611	51,190
Total	$2,065,800	$1,728,600	$1,589,412

(a) Net sales are attributable to individual countries based on the location of the customer.

20. Parent, Issuers, Guarantor and Non-Guarantor Condensed Consolidated Financial Statements

The following consolidating financial information presents the condensed consolidating balance sheets as of September 30, 2012 and 2011, and the related condensed consolidating statements of earnings and condensed consolidating statements of cash flows for each of the fiscal years in the three-year period ended September 30, 2012 of: (i) Sally Beauty Holdings, Inc., or the "Parent;" (ii) Sally Holdings LLC and Sally Capital Inc., or the "Issuers;" (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary for consolidation purposes; and (vi) Sally Beauty on a consolidated basis.

Investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions. Separate financial statements and other disclosures with respect to the subsidiary guarantors have not been provided as management believes the following information is sufficient, as guarantor subsidiaries are 100 percent indirectly owned by the Parent and all guarantees are full and unconditional. Additionally, substantially all of the assets of the guarantor subsidiaries are pledged under the ABL facility and consequently may not be available to satisfy the claims of general creditors.

Condensed Consolidating Balance Sheet
September 30, 2012
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Assets						
Cash and cash equivalents	$ —	$ 155,000	$ 48,582	$ 36,638	$ —	$ 240,220
Trade, income taxes and other accounts receivable, less allowance for doubtful accounts	23,734	—	63,964	37,792	—	125,490
Due from affiliates	—	2	934,268	3,637	(937,907)	—
Inventory	—	—	551,017	184,339	—	735,356
Prepaid expenses	1,181	24	12,189	15,982	—	29,376
Deferred income tax assets, net	(408)	(423)	38,805	(4,509)	—	33,465
Property and equipment, net	—	—	140,238	62,423	—	202,661
Investment in subsidiaries	(30,403)	2,194,771	367,435	—	(2,531,803)	—
Goodwill and other intangible assets, net	—	—	475,623	185,145	—	660,768
Other assets	—	32,445	1,069	4,950	—	38,464
Total assets	$ (5,896)	$2,381,819	$2,633,190	$526,397	$(3,469,710)	$2,065,800
Liabilities and Stockholders' (Deficit) Equity						
Accounts payable	$ —	$ —	$ 202,560	$ 59,649	$ —	$ 262,209
Due to affiliates	110,512	761,262	3,637	62,496	(937,907)	—
Accrued liabilities	141	38,171	134,387	27,568	—	200,267
Income taxes payable	—	4,136	4,596	4,272	—	13,004
Long-term debt	—	1,609,308	265	7,657	—	1,617,230
Other liabilities	—	—	21,060	3,172	—	24,232
Deferred income tax liabilities, net	(1,464)	(655)	71,914	(5,852)	—	63,943
Total liabilities	109,189	2,412,222	438,419	158,962	(937,907)	2,180,885
Total stockholders' (deficit) equity	(115,085)	(30,403)	2,194,771	367,435	(2,531,803)	(115,085)
Total liabilities and stockholders' (deficit) equity	$ (5,896)	$2,381,819	$2,633,190	$526,397	$(3,469,710)	$2,065,800

Sally Beauty Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Fiscal Years ended September 30, 2012, 2011 and 2010

Condensed Consolidating Balance Sheet
September 30, 2011
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Assets						
Cash and cash equivalents	$ —	$ —	$ 22,583	$ 40,898	$ —	$ 63,481
Trade accounts and accounts receivable, other, less allowance for doubtful accounts	—	—	62,749	32,777	—	95,526
Due from affiliates	59,249	3	763,741	3,597	(826,590)	—
Inventory	—	—	505,893	159,353	—	665,246
Prepaid expenses	1,233	63	11,397	13,667	—	26,360
Deferred income tax assets, net	(346)	—	31,661	(2,780)	—	28,535
Property and equipment, net	1	—	130,165	52,323	—	182,489
Investment in subsidiaries	(281,690)	1,862,684	331,346	—	(1,912,340)	—
Goodwill and other intangible assets, net	—	—	476,206	159,325	—	635,531
Other assets	—	20,411	5,650	5,371	—	31,432
Total assets	$(221,553)	$1,883,161	$2,341,391	$464,531	$(2,738,930)	$1,728,600
Liabilities and Stockholders' (Deficit) Equity						
Accounts payable	$ 2	$ —	$ 204,300	$ 57,812	$ —	$ 262,114
Due to affiliates	—	728,546	62,846	35,198	(826,590)	—
Accrued liabilities	380	33,165	124,888	27,076	—	185,509
Income taxes payable	(1,679)	4,438	2,453	4,167	—	9,379
Long-term debt	—	1,401,855	340	10,920	—	1,413,115
Other liabilities	—	—	24,975	1,179	—	26,154
Deferred income tax liabilities, net	(1,274)	(3,153)	58,905	(3,167)	—	51,311
Total liabilities	(2,571)	2,164,851	478,707	133,185	(826,590)	1,947,582
Total stockholders' (deficit) equity	(218,982)	(281,690)	1,862,684	331,346	(1,912,340)	(218,982)
Total liabilities and stockholders' (deficit) equity	$(221,553)	$1,883,161	$2,341,391	$464,531	$(2,738,930)	$1,728,600

Condensed Consolidating Statement of Earnings
Fiscal Year Ended September 30, 2012
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Net sales	$ —	$ —	$2,837,214	$686,430	$ —	$3,523,644
Related party sales	—	—	2,899	—	(2,899)	—
Cost of products sold and distribution expenses	—	—	1,406,817	376,467	(2,899)	1,780,385
Gross profit	—	—	1,433,296	309,963	—	1,743,259
Selling, general and administrative expenses	10,391	674	908,964	259,177	—	1,179,206
Depreciation and amortization	1	—	46,159	18,538	—	64,698
Operating earnings (loss)	(10,392)	(674)	478,173	32,248	—	499,355
Interest income	—	—	(26)	(124)	—	(150)
Interest expense	—	137,876	92	594	—	138,562
Earnings (loss) before provision for income taxes	(10,392)	(138,550)	478,107	31,778	—	360,943
Provision (benefit) for income taxes	(4,186)	(53,802)	187,788	(1,921)	—	127,879
Equity in earnings of subsidiaries, net of tax	239,270	324,018	33,699	—	(596,987)	—
Net earnings	$233,064	$ 239,270	$ 324,018	$ 33,699	$(596,987)	$ 233,064

Sally Beauty Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Fiscal Years ended September 30, 2012, 2011 and 2010

Condensed Consolidating Statement of Earnings
Fiscal Year Ended September 30, 2011
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Net sales	$ —	$ —	$2,639,741	$629,390	$ —	$3,269,131
Related party sales	—	—	2,894	—	(2,894)	—
Cost of products sold and distribution expenses	—	—	1,335,030	342,390	(2,894)	1,674,526
Gross profit	—	—	1,307,605	287,000	—	1,594,605
Selling, general and administrative expenses	7,812	560	845,732	232,310	—	1,086,414
Depreciation and amortization	1	—	43,111	16,610	—	59,722
Operating earnings (loss)	(7,813)	(560)	418,762	38,080	—	448,469
Interest income	—	—	(72)	(208)	—	(280)
Interest expense	—	111,894	60	856	—	112,810
Earnings (loss) before provision for income taxes	(7,813)	(112,454)	418,774	37,432	—	335,939
Provision (benefit) for income taxes	(2,945)	(43,613)	161,647	7,125	—	122,214
Equity in earnings of subsidiaries, net of tax	218,593	287,434	30,307	—	(536,334)	—
Net earnings	$213,725	$ 218,593	$ 287,434	$ 30,307	$(536,334)	$ 213,725

Condensed Consolidating Statement of Earnings
Fiscal Year Ended September 30, 2010
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Net sales	$ —	$ —	$2,365,838	$550,252	$ —	$2,916,090
Related party sales	—	—	2,881	—	(2,881)	—
Cost of products sold and distribution expenses	—	—	1,211,220	303,377	(2,881)	1,511,716
Gross profit	—	—	1,157,499	246,875	—	1,404,374
Selling, general and administrative expenses	7,661	659	787,828	216,173	—	1,012,321
Depreciation and amortization	1	—	36,414	14,708	—	51,123
Operating earnings (loss)	(7,662)	(659)	333,257	15,994	—	340,930
Interest income	—	—	(74)	(84)	—	(158)
Interest expense	29	112,278	93	740	—	113,140
Earnings (loss) before provision for income taxes	(7,691)	(112,937)	333,238	15,338	—	227,948
Provision (benefit) for income taxes	(2,890)	(43,829)	128,463	2,376	—	84,120
Equity in earnings of subsidiaries, net of tax	148,629	217,737	12,962	—	(379,328)	—
Net earnings	$143,828	$ 148,629	$ 217,737	$ 12,962	$(379,328)	$ 143,828

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2012
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Net cash provided by operating activities	$ 171,980	$ 3,161	$ 69,049	$ 53,392	$—	$ 297,582
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(45,942)	(23,036)	—	(68,978)
Acquisitions, net of cash acquired	—	—	(10,607)	(32,928)	—	(43,535)
Net cash used by investing activities	—	—	(56,549)	(55,964)	—	(112,513)
Cash Flows from Financing Activities:						
Proceeds from issuance of long-term debt	—	2,101,475	14	—	—	2,101,489
Repayments of long-term debt	—	(1,918,339)	(89)	(2,856)	—	(1,921,284)
Debt issuance costs	—	(31,297)	—	—	—	(31,297)
Repurchase of common stock	(200,000)	—	—	—	—	(200,000)
Proceeds from exercises of stock options	28,020	—	—	—	—	28,020
Excess tax benefit from share-based compensation	—	—	13,574	816	—	14,390
Net cash (used) provided by financing activities	(171,980)	151,839	13,499	(2,040)	—	(8,682)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	352	—	352
Net increase (decrease) in cash and cash equivalents	—	155,000	25,999	(4,260)	—	176,739
Cash and cash equivalents, beginning of period	—	—	22,583	40,898	—	63,481
Cash and cash equivalents, end of period	$ —	$ 155,000	$ 48,582	$ 36,638	$—	$ 240,220

Sally Beauty Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Fiscal Years ended September 30, 2012, 2011 and 2010

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2011
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Net cash (used) provided by operating activities	$(10,942)	$ 152,377	$ 112,035	$ 38,371	$—	$ 291,841
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(41,478)	(18,093)	—	(59,571)
Acquisitions, net of cash acquired	—	—	(84,924)	(2,240)	—	(87,164)
Net cash used by investing activities	—	—	(126,402)	(20,333)	—	(146,735)
Cash Flows from Financing Activities:						
Proceeds from issuance of long-term debt	—	421,300	404	6,901	—	428,605
Repayments of long-term debt	—	(568,300)	(141)	(9,470)	—	(577,911)
Debt issuance costs	—	(5,397)	—	—	—	(5,397)
Proceeds from exercises of stock options	10,942	—	—	—	—	10,942
Excess tax benefit from share-based compensation	—	—	3,712	—	—	3,712
Net cash provided (used) by financing activities	10,942	(152,397)	3,975	(2,569)	—	(140,049)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	(1,070)	—	(1,070)
Net increase (decrease) in cash and cash equivalents	—	(20)	(10,392)	14,399	—	3,987
Cash and cash equivalents, beginning of period	—	20	32,975	26,499	—	59,494
Cash and cash equivalents, end of period	$ —	$ —	$ 22,583	$ 40,898	$—	$ 63,481

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2010
(In thousands)

	Parent	Sally Holdings LLC and Sally Capital Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Sally Beauty Holdings, Inc. and Subsidiaries
Net cash (used) provided by operating activities	$(808)	$ 125,000	$ 31,148	$ 61,906	$—	$ 217,246
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(32,070)	(16,489)	—	(48,559)
Acquisitions, net of cash acquired	—	—	(3,830)	(32,633)	—	(36,463)
Net cash used by investing activities	—	—	(35,900)	(49,122)	—	(85,022)
Cash Flows from Financing Activities:						
Proceeds from issuance of long-term debt	—	334,000	—	—	—	334,000
Repayments of long-term debt	—	(459,000)	(114)	(2,453)	—	(461,567)
Repurchases of common stock	(70)	—	—	—	—	(70)
Proceeds from exercises of stock options	878	—	—	—	—	878
Excess tax benefit from share-based compensation	—	—	248	—	—	248
Net cash provided (used) by financing activities	808	(125,000)	134	(2,453)	—	(126,511)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	(666)	—	(666)
Net increase (decrease) in cash and cash equivalents	—	—	(4,618)	9,665	—	5,047
Cash and cash equivalents, beginning of period	—	20	37,593	16,834	—	54,447
Cash and cash equivalents, end of period	$ —	$ 20	$ 32,975	$ 26,499	$—	$ 59,494

21. Subsequent Events

On August 27, 2012 the Company disclosed in a Current Report on Form 8-K that its Board of Directors has approved a share repurchase program authorizing the Company to repurchase up to $300.0 million of its common stock (the "Share Repurchase Program") and to enter into pre-arranged stock trading plans for the purpose of repurchasing a limited number of shares of the Company's common stock in accordance with guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934 and the Company's policies regarding stock transactions. The Share Repurchase Program will cover the repurchase of shares over the next six fiscal quarters. Repurchases of shares of the Company's common stock are subject to SEC regulations as well as certain price, market volume and timing constraints. During the period from October 1, 2012 to November 2, 2012, the Company purchased approximately 1.1 million shares of its common stock under the Share Repurchase Program at an aggregate cost of $26.4 million.

22. Quarterly Financial Data (Unaudited)

Certain unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2012 and 2011 is summarized below (in thousands, except per share data):

Fiscal Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2012:				
Net sales	$864,815	$889,281	$886,991	$882,557
Gross profit	$421,857	$436,786	$444,379	$440,236
Net earnings	$ 30,134	$ 67,813	$ 69,487	$ 65,630
Earnings per common share(a)				
Basic	$ 0.16	$ 0.36	$ 0.38	$ 0.36
Diluted	$ 0.16	$ 0.35	$ 0.37	$ 0.35
2011:				
Net sales	$793,564	$801,805	$836,576	$837,186
Gross profit	$379,391	$391,814	$410,532	$412,868
Net earnings	$ 40,949	$ 49,278	$ 69,143	$ 54,355
Earnings per common share(a)				
Basic	$ 0.22	$ 0.27	$ 0.38	$ 0.30
Diluted	$ 0.22	$ 0.26	$ 0.37	$ 0.29

(a) The sum of the quarterly earnings per share may not equal the full year amount, as the computations of the weighted average number of common shares outstanding for each quarter and for the full year are performed independently.

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gary G. Winterhalter, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Sally Beauty Holdings, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 15, 2012

By: /s/ GARY G. WINTERHALTER

Gary G. Winterhalter
Chief Executive Officer

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark J. Flaherty, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Sally Beauty Holdings, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 15, 2012

By: /s/ MARK J. FLAHERTY

Mark J. Flaherty
Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sally Beauty Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary G. Winterhalter, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ GARY G. WINTERHALTER

Gary G. Winterhalter
Chief Executive Officer

Date: November 15, 2012

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Sally Beauty Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark J. Flaherty, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ MARK J. FLAHERTY

Mark J. Flaherty
Senior Vice President and Chief Financial Officer

Date: November 15, 2012

SHAREHOLDER INFORMATION

Board of Directors

Gary G. Winterhalter
Chairman, President and Chief Executive Officer, Sally Beauty Holdings, Inc.

Robert R. McMaster
Retired Partner of KPMG LLP
Lead Independent Director, Sally Beauty Holdings, Inc.

Kathleen J. Affeldt
Retired Vice President of Human Resources of Lexmark International

Christian A. Brickman
President of Kimberly-Clark International, Kimberly-Clark Corporation

Marshall E. Eisenberg
Founding Partner, Neil, Gerber & Eisenberg LLP

Walter L. Metcalfe, Jr.
Senior Counsel, Bryan Cave LLP

John A. Miller
President and Chief Executive Officer, North American Corporation

Martha Miller
Retired Vice President of The Procter & Gamble Company

Edward W. Rabin
Retired President of Hyatt Hotels Corporation

Executive Officers

Gary G. Winterhalter
Chairman, President and Chief Executive Officer

Michael G. Spinozzi
President, Sally Beauty Supply

John Golliher
President, Beauty Systems Group

Mark J. Flaherty
Senior Vice President and Chief Financial Officer

Matthew O. Haltom
Senior Vice President, General Counsel and Secretary

Janna S. Minton
Vice President, Chief Accounting Officer and Controller

Executive Offices

3001 Colorado Boulevard
Denton, Texas 76210
1.940.898.7500
www.sallybeautyholdings.com

Common Stock

Approximately 1,197 shareholders of record.

Traded on the New York Stock Exchange (the "NYSE")

Symbol: SBH

Independent Registered Public Accounting Firm

KPMG LLP
Dallas, Texas

Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1.800.733.5001
www.computershare.com/investor

Annual Meeting

The annual meeting of stockholders is to be held on January 30, 2013 at 9:00 a.m. (Central) in the Sally Beauty Holdings headquarters location at 3001 Colorado Boulevard, Denton, Texas. The Board of Directors has also set December 3, 2012, as the record date for determination of stockholders entitled to vote at the annual meeting.

Form 10-K Reports and Investor Relations

The Company has included as an Exhibit to its Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the Company's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure.

The certification of our Chief Executive Officer regarding compliance with the New York Stock Exchange (NYSE) corporate governance listing standards required by NYSE Rule 303.A.12 will be filed with the NYSE in February of 2013 following the 2013 Annual Meeting of Stockholders. Last year, we filed this certification with the NYSE after the 2012 Annual Meeting of Stockholders.

A copy of the Sally Beauty Holdings, Inc. 2012 Form 10-K, as filed with the Securities and Exchange Commission, is available on the investing section of the Company's website at investor.sallybeautyholdings.com. Investor inquiries or a copy of the Company Annual Report or Form 10-K or any exhibit thereto can be obtained by writing, submitting a request via the investor section of the website, or calling the Investor Relations department at:

Sally Beauty Holdings, Inc.
3001 Colorado Boulevard
Denton, Texas 76210
1.940.297.3877
http://investor.sallybeautyholdings.com

Cautionary Statement

Statements in this report hereto which are not purely historical facts or which depend upon future events may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions may also identify such forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as such statements speak only as of the date they were made. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including, but not limited to, risks and uncertainties related to: the highly competitive nature of, and the increasing consolidation of, the beauty products distribution industry; anticipating changes in consumer preferences and buying trends and managing our product lines and inventory; potential fluctuation in our same store sales and quarterly financial performance; our dependence upon manufacturers who may be unwilling or unable to continue to supply products to us; the possibility of material interruptions in the supply of beauty supply products by our manufacturers; products sold by us being found to be defective in labeling or content; compliance with laws and regulations or becoming subject to additional or more stringent laws and regulations; product diversion; the operational and financial performance of our franchise-based business; the success of our Internet-based business; successfully identifying acquisition candidates and successfully completing desirable acquisitions; integrating businesses acquired in the future; opening and operating new stores profitably; the impact of in the health of the economy upon our business; the success of our cost control plans; protecting our intellectual property rights, specifically our trademarks; conducting business outside the United States; disruption in our information technology systems; severe weather, natural disasters or acts of terrorism; the preparedness of our accounting and other management systems to meet financial reporting and other requirements and the upgrade of our financial reporting system; being a holding company, with no operations of our own, and depending on our subsidiaries for cash; our substantial indebtedness; the possibility that we may incur substantial additional debt in the future; restrictions and limitations in the agreements and instruments governing our debt; generating the significant amount of cash needed to service all of our debt and refinancing all or a portion of our indebtedness or obtaining additional financing; changes in interest rates increasing the cost of servicing our debt; the potential impact on us if the financial institutions we deal with become impaired; and the representativeness of our historical consolidated financial information with respect to our future financial position, results of operations or cash flows.

Additional factors that could cause actual events or results to differ materially from the events or results described in the forward-looking statements can be found in our most recent Annual Report on Form 10-K for the year ended September 30, 2012, as filed with the Securities and Exchange Commission. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. We assume no obligation to publicly update or revise any forward-looking statements.

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SALLYBEAUTY
HOLDINGS, INC.

3001 Colorado Boulevard
Denton, Texas 76210
sallybeautyholdings.com

SALLYBEAUTY
HOLDINGS, INC.

3001 Colorado Boulevard, Denton, Texas 76210

To our Stockholders,

You are cordially invited to attend the annual meeting of stockholders of Sally Beauty Holdings, Inc., which will take place at the Sally Support Center, 3001 Colorado Boulevard, Denton, Texas 76210 on Wednesday, January 30, 2013, at 9:00 a.m., local time. Details of the business to be conducted at the annual meeting are given in the Official Notice of the Meeting, Proxy Statement, and form of proxy enclosed with this letter.

Even if you intend to join us in person, we encourage you to vote in advance so that we will know that we have a quorum of stockholders for the meeting. When you vote in advance, please indicate your intention to personally attend the annual meeting. Please see the Question and Answer section on Page 4 of the enclosed Proxy Statement for instructions on how to obtain an admission ticket if you plan to personally attend the annual meeting.

Whether or not you are able to personally attend the annual meeting, it is important that your shares be represented and voted. Your prompt vote over the Internet, by telephone via toll-free number, or by written proxy will save us the expense and extra work of additional proxy solicitation. Voting by any of these methods at your earliest convenience will ensure your representation at the annual meeting if you choose not to attend in person. If you decide to attend the annual meeting, you will be able to vote in person, even if you have personally submitted your proxy. Please review the instructions on the proxy card or the information forwarded by your bank, broker, or other holder of record concerning each of these voting options.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Sally Beauty Holdings, Inc.

Gary G. Winterhalter
Chairman of the Board, President and Chief Executive Officer

December 11, 2012

Sally Beauty Holdings, Inc.
3001 Colorado Boulevard, Denton, Texas 76210

Official Notice of Annual Meeting of Stockholders

To our Stockholders:

The annual meeting of stockholders of Sally Beauty Holdings, Inc. will take place at the Sally Support Center, 3001 Colorado Boulevard, Denton, Texas 76210 on Wednesday, January 30, 2013, at 9:00 a.m., local time, for the purpose of considering and acting upon the following:

(1) The election of the three directors named in the accompanying Proxy Statement for a three-year term;

(2) The ratification of the selection of KPMG LLP as our independent registered public accounting firm for our 2013 fiscal year;

(3) To vote on a stockholder proposal described in the accompanying Proxy Statement, if properly presented at the annual meeting; and

(4) To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Only stockholders of record at the close of business on December 3, 2012, will be entitled to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on January 30, 2013:

The Proxy Statement and the 2012 Annual Report to stockholders are available at: www.edocumentview.com/sbh

By Order of the Board of Directors,

Matthew O. Haltom

Matthew O. Haltom
Corporate Secretary

December 11, 2012

IMPORTANT:

If you plan to attend the annual meeting you must have an admission ticket or other proof of share ownership as of the record date. Please see the Question and Answer section on Page 3 of this Proxy Statement for instructions on how to obtain an admission ticket. Please note that the doors to the annual meeting will open at 8:00 a.m. and will close promptly at 9:00 a.m.

Whether or not you expect to personally attend, we urge you to vote your shares at your earliest convenience to ensure the presence of a quorum at the meeting. Promptly voting your shares via the Internet, by telephone via toll-free number, or by signing, dating, and returning the enclosed proxy card will save us the expense and extra work of additional solicitation. If your shares are held in street name by a bank, broker or other similar holder of record, your bank, broker or other similar holder of record is not permitted to vote on your behalf on the election of directors or on the stockholder proposal, unless you provide specific instructions by completing and returning a voting instruction form or following the instructions provided to you to vote your shares via telephone or the Internet. Enclosed is an addressed, postage-paid envelope for those voting by mail in the United States. Because your proxy is revocable at your option, submitting your proxy now will not prevent you from voting your shares at the meeting if you desire to do so. Please refer to the voting instructions included on your proxy card or the voting instructions forwarded by your bank, broker, or other similar holder of record.

2013 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Annual Meeting of Stockholders

Time and Date	9 a.m., January 30, 2013
Place	Sally Support Center, 3001 Colorado Boulevard, Denton, Texas 76210
Record Date	December 3, 2012
Voting	Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Entry	If you decide to attend the meeting in person, upon your arrival you will need to register as a visitor with the security desk on the first floor of the Sally Support Center. See your admission ticket for further instructions.

Meeting Agenda

- Election of three directors
- Ratification of KPMG LLP as our independent registered public accounting firm for fiscal 2013
- The stockholder proposal described in this Proxy Statement, if properly presented at this annual meeting

Voting Matters

Proposal	Board Vote Recommendation	Page Reference (for more detail)
Election of three directors	FOR	7
Ratification of KPMG LLP as our independent registered public accounting firm for fiscal 2013	FOR	64
The stockholder proposal described in this Proxy Statement, if properly presented at this annual meeting	AGAINST	65

Board Nominees

The following table provides summary information about each director nominee. The nominees receiving a plurality of the votes cast at the meeting will be elected as directors.

Name	Age	Director since	Occupation	Experience/ Qualification	Independent	AC	CC	EC	NG
Christian A. Brickman	47	September 2012	President, Kimberly-Clark International	Management, International	X				
Marshall E. Eisenberg	67	November 2006	Founding Partner, Neal, Gerber & Eisenberg LLP	Governance, Risk Management	X	X	X	X	
John A. Miller	59	November 2003	President & CEO, North American Corporation	Management, Finance	X	X		X	

AC = Audit Committee
CC = Compensation Committee
EC = Executive Committee
NG = Nominating and Corporate Governance Committee
C = Chair of Committee

No director nominee, all of which serve as current directors, attended fewer than 75% of the Board meetings and committee meetings on which he or she sits.

Auditors

Although stockholder ratification is not required by law, we are asking stockholders to ratify the selection of KPMG LLP as our independent auditors for fiscal 2013. Set forth below is summary information with respect to KPMG LLP's fees for services provided in fiscal 2011 and fiscal 2012.

	2012	2011
Audit Fees	$2,027,852	$1,958,619
Audit Related Fees	$ 607,430	$ 201,854
Tax Fees	$1,415,440	$ 978,323
All Other Fees	—	—
Total	$4,050,722	$3,138,796

2014 Annual Meeting

- Stockholder proposals submitted pursuant to SEC Rule 14a-8 must be received by us by August 13, 2013.
- Notice of stockholder proposals outside of SEC Rule 14a-8 must be delivered to us no earlier than October 2, 2013 and no later than November 1, 2013.

TABLE OF CONTENTS

Sally Beauty Holdings, Inc.

3001 Colorado Boulevard, Denton, Texas 76210

PROXY STATEMENT

Annual Meeting of Stockholders

January 30, 2013

This Proxy Statement is being furnished by Sally Beauty Holdings, Inc. ("we," "us," or the "Corporation") in connection with a solicitation of proxies by our Board of Directors to be voted at our annual meeting of stockholders to be held on January 30, 2013. Whether or not you personally attend, it is important that your shares be represented and voted at the annual meeting. Most stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the postage-paid envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other stockholder of record to determine which voting options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The Internet voting and telephone voting facilities for stockholders of record will be available until 1:00 a.m., local time, on January 30, 2013. This Proxy Statement and the accompanying proxy card were first mailed on or about December 11, 2012.

SOLICITATION AND RATIFICATION OF PROXIES

If the enclosed form of proxy card is signed and returned, it will be voted as specified in the proxy, or, if no vote is specified, it will be voted "FOR" all nominees presented in Proposal 1, "FOR" the proposal set forth in Proposal 2, and "AGAINST" the stockholder proposal set forth in Proposal 3. If any matters that are not specifically set forth on the proxy card and in this Proxy Statement properly come to a vote at the meeting, the proxy holders will vote in accordance with their best judgments. At any time before it is exercised, you may revoke your proxy by timely delivery of written notice to our Corporate Secretary, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote), or by voting via ballot at the annual meeting. Voting in advance of the annual meeting will not limit your right to vote at the annual meeting if you decide to attend in person. If you are a beneficial owner, but your shares are registered in the name of a bank, broker, or other stockholder of record, the voting instructions form mailed to you with this Proxy Statement may not be used to vote in person at the annual meeting. Instead, to be able to vote in person at the annual meeting you must obtain, from the stockholder of record, a proxy in your name and present it at the meeting. See "Questions and Answers about the Meeting and Voting" in this Proxy Statement for an explanation of the term "stockholder of record."

The proxy accompanying this Proxy Statement is being solicited by our Board of Directors. We will bear the entire cost of this solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy, and any additional information furnished to stockholders. In addition to using the mail, proxies may be solicited by directors, executive officers, and other employees of Sally Beauty Holdings, Inc. or its subsidiaries, in person or by telephone. No additional compensation will be paid to our directors, executive officers, or other employees for these services. We will also request banks, brokers, and other stockholders of record to forward proxy materials, at our expense, to the beneficial owners of our Common Stock. We have retained AST Phoenix Advisors to assist us with the solicitation of proxies for an estimated fee of approximately $7,500, plus normal expenses not expected to exceed $10,000.

OUTSTANDING STOCK AND VOTING PROCEDURES

Outstanding Stock

The stockholders of record of our Common Stock at the close of business on December 3, 2012 will be entitled to vote in person or by proxy at the annual meeting. At that time, there were 178,505,208 shares of our Common Stock outstanding. Each stockholder will be entitled to one vote in person or by proxy for each share of Common Stock held.

If you hold shares through an account with a bank, broker or other similar holder of record, the voting of the shares by the bank, broker or other similar holder of record when you do not provide voting instructions is governed by the rules of the New York Stock Exchange ("NYSE"). These rules allow banks, brokers and other similar holders of record to vote shares in their discretion on "routine" matters for which their customers do not provide voting instructions. On matters considered "non-routine," banks, brokers and other similar holders of record may not vote shares without your instruction. Shares that banks, brokers and other similar holders of record are not authorized to vote are referred to as "broker non-votes."

The ratification of KPMG LLP as our independent registered public accounting firm for our 2013 fiscal year is considered a routine matter. Accordingly, banks and brokers may vote shares on this proposal without your instructions, and there will be no broker non-votes with respect to this proposal.

The other proposals will be considered non-routine, and banks, brokers and other similar holders of record therefore cannot vote shares on those proposals without your instructions. Please note that if you want your vote to be counted on these proposals, including the election of directors, you must instruct your bank or broker how to vote your shares. If you do not provide voting instructions, no votes will be cast on your behalf with respect to those proposals.

Quorum

A quorum for the transaction of business shall be constituted by the presence at the annual meeting, in person or by proxy, of a majority of the outstanding shares of Common Stock entitled to vote. Your shares are counted as present if you attend the annual meeting and vote in person or if you properly return a proxy over the Internet, by telephone or by mail. Abstentions and broker non-votes will be counted for purposes of establishing a quorum. If a quorum is not present at the annual meeting, the annual meeting may be adjourned from time to time until a quorum is present.

Voting Procedures

Votes cast by proxy or in person at the meeting will be tabulated by the Inspector of Election from Computershare Trust Company, N.A. In addition, the following voting procedures will be in effect for each proposal described in this Proxy Statement:

Proposal 1. Nominees for available director positions must be elected by a plurality of the votes cast affirmatively or negatively at the annual meeting. Abstentions and broker non-votes will have no effect in determining whether the proposal has been approved.

Proposal 2. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote thereon. Abstentions will count as votes against the proposal. Since this proposal is considered a routine matter, there will be no broker non-votes with respect to this proposal.

Proposal 3. Approval of the stockholder proposal to repeal our classified board, if properly presented at the annual meeting, requires the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote thereon. Abstentions will count as votes against this proposal. Broker non-votes will have no effect on this proposal.

If any other matters properly come before the meeting that are not specifically set forth on the proxy card and in this Proxy Statement, such matters shall be decided by the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote on the matter so proposed, unless otherwise provided in our Second Amended and Restated Certificate of Incorporation or Fourth Amended and Restated By-Laws ("By-Laws") or the Delaware General Corporation Law. None of the members of our Board have informed us in writing that they intend to oppose any action intended to be taken by us.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1. **What is a proxy?**

   A proxy is your legal designation of another person, called a proxy holder, to vote the shares that you own. If you designate someone as your proxy holder in a written document, that document is called a proxy. We have designated Mark J. Flaherty, our Senior Vice President and Chief Financial Officer, and Janna Minton, our Vice President, Chief Accounting Officer and Controller, to act as proxy holders at the annual meeting as to all shares for which proxies are returned or voting instructions are provided by Internet or telephonic voting.

2. **What is a proxy statement?**

   A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy card designating the proxy holders described above to vote on your behalf.

3. **What is the difference between a stockholder of record and a stockholder who holds stock in street name, also called a "beneficial owner?"**

   - If your shares are registered in your name at Computershare Trust Company, N.A., you are a stockholder of record.
   - If your shares are registered at Computershare Trust Company, N.A. in the name of a broker, bank, trustee, nominee, or other similar holder of record, your shares are held in street name and you are the beneficial owner of the shares.

4. **How do you obtain an admission ticket to personally attend the annual meeting?**

   - *Stockholders of Record.* Your admission ticket is attached to your proxy card. You will need to bring it with you to the meeting.
   - *Street Name Holders.* You will need to ask your broker or bank for an admission ticket in the form of a legal proxy and you will need to bring the legal proxy with you to the meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement with you to the meeting. We can use that to verify your ownership of Common Stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a legal proxy. Please note that if you own shares in street name and you are issued a legal proxy, any previously executed proxy will be revoked and your vote will not be counted unless you appear at the meeting and vote in person.

   Please note that whether you are a stockholder of record or street name holder, you will also need to bring a government-issued photo identification card to gain admission to the annual meeting.

5. **What different methods can you use to vote?**

   Stockholders of Record. If your shares are registered in your own name, you may vote by proxy or in person at the annual meeting. To vote by proxy, you may select one of the following options:

   - *By Written Proxy* — You may vote by mailing the written proxy card.
   - *By Telephone or Internet Proxy* — You may also vote by telephone from the U.S. using the toll-free telephone number on the proxy card, or by the Internet, using the procedures and instructions described on the proxy card and other enclosures. The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate our stockholders' identities, to allow our stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

Street Name Holders. If your shares are held in the name of a bank, broker or other similar holder of record, you will receive instructions from such holder of record that you must follow for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the annual meeting, you must request a legal proxy or broker's proxy from such record holder that holds your shares and present that proxy and proof of identification at the annual meeting. See question 4 for a further description of how to obtain a legal proxy if your shares are held in street name.

6. What is the record date and what does it mean?

The record date for the annual meeting is December 3, 2012. The record date is established by our Board of Directors as required by Delaware law. Stockholders of record at the close of business on the record date are entitled to receive notice of the annual meeting and to vote their shares at the meeting.

7. What are your voting choices for director nominees, and what vote is needed to elect directors?

For the vote on the election of the Class I director nominees to serve until the 2016 annual meeting, stockholders may:

- vote in favor of all nominees,
- vote to withhold votes from all nominees, or
- vote to withhold votes as to specific nominees, with the remainder of the nominees to be voted in favor.

Directors will be elected by a plurality of the votes cast affirmatively or negatively in person or by proxy at the annual meeting. The Board recommends a vote "FOR" each of the director nominees.

8. What is a plurality of the votes?

In order to be elected, a director nominee does not have to receive a majority of the affirmative votes cast for directors. Instead, the three nominees elected are those who receive the most affirmative votes of all the votes cast on Proposal 1 in person or by proxy at the meeting.

9. What are your voting choices on the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2013 fiscal year, and what vote is needed to ratify their appointment?

In the vote on the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2013 fiscal year, stockholders may:

- vote in favor of the ratification,
- vote against the ratification, or
- abstain from voting on the ratification.

The proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm will require the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote thereon. The Board recommends a vote "FOR" Proposal 2.

10. What are your voting choices on the stockholder proposal to repeal our classified board, and what vote is needed to approve such proposal?

In the vote to approve the stockholder proposal to repeal our classified board, if properly presented at the annual meeting, stockholders may:

- vote in favor of the stockholder proposal,
- vote against the stockholder proposal, or
- abstain from voting on the stockholder proposal.

The vote to approve the stockholder proposal to repeal our classified board, if properly presented at the annual meeting, will require the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote thereon. The Board recommends a vote "AGAINST" Proposal 3.

11. What if a stockholder does not specify a choice for a matter when returning a proxy?

Stockholders should specify their choice for each proposal described on the enclosed proxy. However, proxies that are signed and returned will be voted "FOR" Proposals 1 and 2 and "AGAINST" Proposal 3 if no specific instructions are given on such proposals.

12. How are abstentions and broker non-votes counted?

Both abstentions and broker non-votes are counted as "present" for purposes of determining the existence of a quorum at the annual meeting. Abstentions will not be included in vote totals and will not affect the outcome of the vote on Proposal 1. Abstentions will count as a vote against Proposals 2 and 3. Broker non-votes will not be included in vote totals and will not affect the outcome of the vote on Proposals 1 and 3. Proposal 2 is considered a routine matter and accordingly there will be no broker non-votes with respect to this proposal.

13. How will stockholders know the outcome of the proposals considered at the annual meeting?

We will announce preliminary results at the annual meeting. We will report final results at *www.sallybeautyholdings.com* and in a filing with the U.S. Securities and Exchange Commission on Form 8-K.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board of Directors consists of nine individuals, eight of whom qualify as independent of us under the rules of the NYSE. Pursuant to our By-Laws, our Board is "classified," which means it is divided into three classes of directors based on the expiration of their terms. Under the classified Board arrangement, directors are elected to terms that expire on the annual meeting date three years following the annual meeting at which they were elected, and the terms are "staggered" so that the terms of approximately one-third of the directors expire each year. Accordingly, this Proposal 1 seeks the election of three directors whose terms expire at the annual meeting of stockholders in 2013.

The terms of three directors, Christian A. Brickman, Marshall E. Eisenberg and John A. Miller will expire at the annual meeting in 2013. Following the recommendations of our Nominating and Corporate Governance Committee, our Board of Directors has nominated Mr. Brickman, Mr. Eisenberg and Mr. Miller for election to a term that will expire at the annual meeting in 2016.

Unless otherwise indicated, all proxies that authorize the proxy holders to vote for the election of directors will be voted "FOR" the election of the nominees listed below. If a nominee becomes unavailable for election as a result of unforeseen circumstances, it is the intention of the proxy holders to vote for the election of such substitute nominee, if any, as the Board of Directors may propose. As of the date of this Proxy Statement each of the nominees has consented to serve and the Board is not aware of any circumstances that would cause a nominee to be unable to serve as a director.

Each of Mr. Brickman, Mr. Eisenberg and Mr. Miller, a current director with a term expiring at the 2013 annual meeting, has furnished to us the following information with respect to his or her principal occupation or employment and principal directorships:

Class I — Directors with Terms Expiring in 2013

Christian A. Brickman, age 47, is President of Kimberly-Clark International, which is the primary international division of Kimberly-Clark Corporation, a NYSE listed company engaged in the manufacturing and marketing of a range of products made from natural or synthetic fibers, a role he has held since May 2012. In this capacity, Mr. Brickman leads the company's international consumer business in all operations outside of North America and Western Europe. Prior to being appointed to his current role, Mr. Brinkman served as President of Kimberly-Clark Professional from August 2010 to May 2012. Mr. Brickman joined Kimberly-Clark in 2008 as Chief Strategy Officer and has played a key role in the development and implementation of the company's strategic plans and processes to enhance Kimberly-Clark's enterprise growth initiatives. Prior to joining Kimberly-Clark, Mr. Brickman was a Principal in McKinsey & Company's Dallas, Texas, office and a leader in the firm's consumer packaged goods and operations practices. Before joining McKinsey, Mr. Brickman was President and CEO of Whitlock Packaging (1998-2001), the largest non-carbonated beverage co-packing company in the United States. From 1994 through 1998 he was with Guinness/United Distillers, initially as Vice President of Strategic Planning for the Americas region and then as General Manager for Guinness Brewing Worldwide's Latin America region. Mr. Brickman was awarded an advanced bachelor's degree in economics in 1986 from Occidental College in Los Angeles where he graduated with honors, Phi Beta Kappa and cum laude. We believe that Mr. Brickman's executive and management experience, including his experience as President of a large international company, well qualify him to serve on our Board.

Marshall E. Eisenberg, Director, age 67. Mr. Eisenberg has served on our Board of Directors since our separation from Alberto-Culver. Mr. Eisenberg is a founding partner of the Chicago law firm of Neal, Gerber & Eisenberg LLP and has been a member of the firm's Executive Committee for the past 20 years. Mr. Eisenberg is a director of Jel-Sert Company and was formerly a director of Ygomi, Inc. and Engineered Controls International, Inc. Mr. Eisenberg has served on the Board of Visitors of the University of the Illinois College of Law. Mr. Eisenberg received his J.D. degree with honors from the University of Illinois College of Law in 1971, where he served as a Notes and Comments Editor of the

Law Review and was elected to the Order of the Coif. We believe that Mr. Eisenberg's extensive legal experience, including his extensive corporate governance experience, well qualifies him to serve on our Board.

John A. Miller, Director, age 59. Mr. Miller has served on our Board of Directors since our separation from Alberto-Culver. Mr. Miller is the President and Chief Executive Officer of North American Corporation, a multi-divisional company specializing in industrial paper products, packaging, printing and other commercial consumables. Mr. Miller has served as the President of North American Corporation since 1987. Mr. Miller is also a director of Atlantic Premium Brands, Ltd., where he is a member of its audit and compensation committees and is serving on the Board of Directors of the Network Services Company. Mr. Miller is also a director of Laureate Education, Inc., where he has served on its audit and compensation committees and was its lead director. We believe that Mr. Miller's long business career, including service as CEO of a large distribution company and his previous service on the board of our previous owner, well qualifies him to serve on our Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

CONTINUING DIRECTORS

The background and business experience of our other directors, each of whose term of service continues beyond 2013, are set forth below:

Class II — Directors with Terms Expiring in 2014

Kathleen J. Affeldt, Director, age 64. Ms. Affeldt has served on our Board of Directors since our separation from Alberto-Culver. Ms. Affeldt retired from Lexmark International, a developer, manufacturer and supplier of printing and imaging solutions for offices and homes, in February 2003, where she had been Vice President of Human Resources since July 1996. She joined Lexmark when it became an independent company in 1991 as the Director of Human Resources. Ms. Affeldt began her career at IBM in 1969, specializing in sales of supply chain systems. She later held a number of human resources management positions. Ms. Affeldt has served as a director of SIRVA, Inc., as chair of that Board's Compensation Committee, and as a director of Whole Health, Inc.. She currently serves as a director of BTE, Inc., and NCI Building Systems, Inc. as chair of that Board's Compensation Committee. We believe that Ms. Affeldt's executive and management experience, including her extensive experience managing executive compensation programs, well qualify her to serve on our Board.

Walter L. Metcalfe, Jr., Director, age 73. Mr. Metcalfe has served on our Board of Directors since our separation from Alberto-Culver. Mr. Metcalfe is a Senior Counsel at Bryan Cave LLP, an international law firm, and for ten years ending in September 2004 he served as its chairman and chief executive officer. Mr. Metcalfe, a former Chairman of the Board of Directors of the Federal Reserve Bank of St. Louis, holds a law degree from the University of Virginia where he was elected to the Order of the Coif. We believe that Mr. Metcalfe's extensive legal experience and long and varied involvement in leadership roles in his community well qualify him to serve on our Board.

Edward W. Rabin, Director, age 66. Mr. Rabin has served on our Board of Directors since our separation from Alberto-Culver. Mr. Rabin was President of Hyatt Hotels Corporation until his retirement in 2006, having served in various senior management roles since joining the company in 1969. Mr. Rabin was a director of SMG Corporation from 1992 through June 2007. He is also a director of PrivateBancorp, Inc. and serves on its audit and compensation committees. Mr. Rabin is lead director of WMS Industries Inc., serving as a member of its audit and compensation committees. He is a board member and trustee of the Museum of Contemporary Art, Chicago and a consulting director of the Richard Gray Gallery, Chicago and New York. He was previously a board member of Oneida Holdings, Inc., a private corporation. Mr. Rabin attended the Wharton School of Advanced Business Management and holds an honorary Masters in Business Administration from Florida State University. We believe that Mr. Rabin's executive and management experience, including his experience as President of a large hotel company, well qualify him to serve on our Board.

Gary G. Winterhalter, Chairman, President, and Chief Executive Officer, age 60. Mr. Winterhalter has served on our Board of Directors since our separation from Alberto-Culver and as its Chairman since August 2012. Mr. Winterhalter is the Corporation's President and Chief Executive Officer, a position he has held since our separation from Alberto-Culver. Prior to our separation from Alberto-Culver, Mr. Winterhalter served as the President of Sally Holdings, Inc. from May 2005 to November 2006. From January 2004 to May 2005, Mr. Winterhalter served as President, Sally Beauty Supply/BSG North America, and from January 1996 to January 2004, he served as President of Sally USA. Mr. Winterhalter also served in other operating positions with Alberto-Culver between 1987 and 1996. We believe that Mr. Winterhalter's long and distinguished career in the specialty retail and beauty products distribution business well qualifies him to serve on our Board.

Class III — Directors with Terms Expiring in 2015

Martha Miller, Director, age 64. Ms. Miller has served on our Board of Directors since our separation from Alberto-Culver. Ms. Miller retired from The Procter & Gamble Company, a manufacturer and marketer of a broad range of consumer products, in 2001, following 25 years of service in various marketing and general management positions. At the time of her retirement, she was Vice President and General Manager — Latin American North Market Development Organization. Ms. Miller was formerly a director of WalMart de Mexico, where she was a member of its audit and corporate governance committees; of Ryerson Inc., where she was a member of its compensation and nominating and governance committees; and of Nationwide Financial Services, Inc., where she was a member of its finance and compensation committees. We believe that Ms. Miller's extensive management and executive experience well qualifies her to serve on our Board.

Robert R. McMaster, Director, age 64. Mr. McMaster has served on our Board of Directors since our separation from Alberto-Culver. Mr. McMaster has been a director of Carpenter Technology Corporation since 2007, where he currently serves as a member of its audit and operations committees. Mr. McMaster is also chairman of the audit committee of The Columbus Foundation, a charitable trust and nonprofit corporation. From May 2003 until June 2006, Mr. McMaster served as a director of American Eagle Outfitters, Inc. and as chairman of its audit committee and a member of its compensation committee. Mr. McMaster was a director and a member of the audit committee of Dominion Homes, Inc. from May 2006 to May 2008. From January 2003 until February 2005, Mr. McMaster served as Chief Executive Officer of ASP Westward, LLC and ASP Westward, L.P. and from June 1997 until December 2002, Mr. McMaster served as Chief Executive Officer of Westward Communications Holdings, LLC and Westward Communications, L.P. Mr. McMaster is a former partner of KPMG LLP and a former member of its management committee. He is currently serving as the Senior Financial Advisor to the CEO of Worthington Industries, Inc. We believe that Mr. McMaster's long and varied business career, including his extensive accounting experience, well qualifies him to serve on our Board.

INFORMATION REGARDING CORPORATE GOVERNANCE, THE BOARD, AND ITS COMMITTEES

Board Purpose and Structure

The Board oversees, counsels, and directs management in the long-term interests of the company and our stockholders. The Board's responsibilities include:

- providing strategic guidance to our management;
- overseeing the conduct of our business and the assessment of our business and other enterprise risks to evaluate whether the business is being properly managed;
- selecting, evaluating the performance of, and determining the compensation of the CEO and other executive officers;
- planning for succession with respect to the position of CEO and monitoring management's succession planning for other executive officers; and
- overseeing the processes for maintaining our integrity with regard to our financial statements and other public disclosures, and compliance with law and ethics.

Recent Corporate Governance Developments

Termination of Governance Rights in Favor of the CDR Investors.

In connection with our separation from our former parent company, Alberto-Culver Company ("Alberto-Culver"), in November 2006, certain investment funds associated with Clayton, Dubilier & Rice, Inc. (the "CDR Investors") invested an aggregate of $575.0 million in cash equity in the Corporation in exchange for a majority stake in the Corporation. In connection with the CDR Investors' initial investment in the Corporation, the CDR Investors entered into a stockholders agreement with us (the "Stockholders Agreement") that granted them certain director nomination and other governance rights. The By-Laws were also amended at that time to provide the CDR Investors with similar governance rights as those contained in the Stockholders Agreement.

In fiscal 2012, the CDR Investors sold all of their shares of our common stock in a series of secondary common stock offerings beginning in October 2011 and ending in July 2012. As a result of the successful exit of the CDR Investors' investment in the Corporation, the nomination and other governance rights of the CDR Investors under the Stockholders Agreement terminated and James G. Berges, Kenneth A. Giuriceo and Richard J. Schnall, the CDR Investors' representatives on the Board, retired from the Board. Mr. Berges served as the Chairman of the Board prior to his retirement from the Board.

In connection with the CDR Investors' successful exit of their investment in us, and the Board amended the By-Laws to remove all nomination and other governance rights in favor of the CDR Investors and to reduce the size of the Board to nine members. The CDR Investors have no representatives on our board of directors and no further nomination or other governance rights.

Creation of Lead Independent Director and Appointment of Gary G. Winterhalter as Chairman of the Board.

On August 27, 2012, the Board appointed Gary G. Winterhalter to replace Mr. Berges as the Chairman of the Board and also appointed Robert McMaster to the newly created position of Lead Independent Director of the Board. Among his many responsibilities as Lead Independent Director, Mr. McMaster will coordinate the activities of the independent directors, chair executive sessions of the independent and non-management directors and coordinate with the Chairman of the Board to set the agenda for Board meetings. See "Board Leadership Structure" in this section of this Proxy Statement for a more detailed discussion of the leadership structure of the Board.

Corporate Governance Philosophy

We are committed to conducting our business in a way that reflects best practices and high standards of legal and ethical conduct. To that end, our Board of Directors has approved a comprehensive system of corporate governance documents. These documents meet or exceed the requirements established by the NYSE listing standards and by the SEC and are reviewed periodically and updated as necessary under the guidance of our Nominating and Corporate Governance Committee to reflect changes in regulatory requirements and evolving oversight practices. These policies embody the principles, policies, processes and practices followed by our Board, executive officers and employees in governing us.

Code of Business Conduct and Ethics and Governance Guidelines

Our Board of Directors has adopted (a) a Code of Business Conduct and Ethics and (b) Corporate Governance Guidelines that apply to our directors, officers and employees. Copies of these documents and the committee charters are available on our website at www.sallybeautyholdings.com and are available in print to any person, without charge, upon written request to our Vice President of Investor Relations. We intend to disclose on our website any substantive amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, our principal financial officer, our principal accounting officer or persons performing similar functions. We have not incorporated by reference into this Proxy Statement the information included on or linked from our website, and you should not consider it to be part of this Proxy Statement.

Director Independence

Our Board of Directors is comprised of one management director, Mr. Winterhalter, who is our Chairman, President and CEO, and eight non-management directors. Under the Corporate Governance Guidelines, our directors are deemed independent if the Board has made an affirmative determination that such director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our Board of Directors has affirmatively determined that all of our directors, other than Mr. Winterhalter, satisfy the independence requirements of our Corporate Governance Guidelines, as well as the NYSE relating to directors. In addition, our Board of Directors has affirmatively determined that Messrs. Eisenberg, Miller, McMaster and Metcalfe are also "independent" under the SEC's standards for independent audit committee members, as discussed below. As part of its annual evaluation of director independence, the Board examined (among other things) whether any transactions or relationships exist currently (or existed during the past three years), between each independent director and us, our subsidiaries, affiliates, equity investors, or independent auditors and the nature of those relationships under the relevant NYSE and SEC standards. The Board also examined whether there are (or have been within the past year) any transactions or relationships between each independent director and members of the senior management of Sally Beauty Holdings, Inc. or its affiliates, including the transactions described below under "Certain Relationships and Related Party Transactions — Notes Held by Affiliate of Director." As a result of this evaluation, the Board has affirmatively determined that all of our directors, other than Mr. Winterhalter, are independent under those criteria.

Nomination of Directors

The Board of Directors is responsible for nominating directors for election by our stockholders and filling any vacancies on the Board of Directors that may occur. The Nominating and Corporate Governance Committee is responsible for identifying individuals it believes are qualified to become members of the Board of Directors. We anticipate that the Nominating and Corporate Governance Committee will consider recommendations for director nominees from a wide variety of sources, including other members of the Board of Directors, management, stockholders and, if deemed appropriate, from professional search firms. The Nominating and Corporate Governance Committee will take into account the applicable requirements for directors under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the listing standards of the NYSE. In addition, we anticipate that the Nominating and Corporate Governance Committee may take into consideration such other factors and criteria as it deems appropriate in evaluating a candidate, including such candidate's judgment, skill, integrity, and business and other experience.

Stockholder Recommendations or Nominations for Director Candidates

Our Corporate Governance Guidelines provide that our Nominating and Corporate Governance Committee will accept for consideration submissions from stockholders of recommendations for the nomination of directors. Acceptance of a recommendation for consideration does not imply that the Nominating and Corporate Governance Committee will nominate the recommended candidate. Director nominations by a stockholder or group of stockholders for consideration by our stockholders at our annual meeting of stockholders, or at a special meeting of our stockholders that includes on its agenda the election of one or more directors, may only be made pursuant to Section 1.06 of our

By-laws or as otherwise provided by law. Nominations pursuant to our By-laws are made by delivering to our Secretary, within the time frame described in our By-laws, all of the materials and information that our By-laws require for director nominations by stockholders. All notices of intent to make a nomination for election as a director shall be accompanied by the written consent of each nominee to serve as a director.

Stockholders wishing to recommend or nominate a director must provide a written notice to our Corporate Secretary that includes, among other information required to be provided by our By-Laws, (a) the name, age, business address and residence address of the nominee(s), (b) the principal occupation or employment of the nominee(s), (c) the class or series and number of shares of Common Stock which are owned beneficially or of record by the nominee(s), (d) a description of all arrangements or understandings between the stockholder and the nominee(s) pursuant to which nominations are to be made by the stockholder, and (e) any other information relating to the nominee(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act. No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in Section 1.06 of our By-laws and any nominee proposed by a stockholder not nominated in accordance with Section 1.06 shall not be considered or acted upon for execution at such meeting. Stockholders' notice for any proposals requested to be included in the Corporation's Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (including director nominations), must be made in accordance with that rule.

Director Qualifications

In order to be recommended by the Nominating and Corporate Governance Committee, subject to the provisions of the stockholders agreement, our Corporate Governance Guidelines require that each candidate for director must, at a minimum, have integrity, be committed to act in the best interest of all of our stockholders, and be able and willing to devote the required amount of time to our affairs, including attendance at Board of Director meetings. In addition, the candidate cannot jeopardize the independence of a majority of the Board of Directors.

Our qualification guidelines also provide that each candidate should preferably also have the following qualifications: business experience, demonstrated leadership skills, experience on other boards and skill sets that add to the value of our business.

Mandatory Retirement Age

Pursuant to our Corporate Governance Guidelines, it is the policy of the Board that no non-management director should serve for more than 15 years in that capacity or beyond the age of 72. On July 22, 2010, the Board amended our Corporate Governance Guidelines to provide that the Board may request that a director who would otherwise be due to retire be requested to continue service if the Board deems such service to be in the best interest of our stockholders.

Directors Who Change Their Present Job Responsibility

Pursuant to our Corporate Governance Guidelines, a director who experiences a significant change in job responsibilities or assignment will be required to submit a resignation to the Board. The remaining directors, upon the recommendation of the Nominating and Corporate Governance Committee, will then determine the appropriateness of continued Board membership.

Stockholder-Director Communications

Stockholders and other interested parties may contact any member (or all members) of our Board (including the non-management directors as a group, the presiding non-management director, any

Board committee or any chair of any such committee) by addressing written correspondence to the attention of our General Counsel at 3001 Colorado Boulevard, Denton, Texas 76210. Our General Counsel's office will open all communications received for the sole purpose of determining whether the contents represent a message to our directors. Any contents that legitimately relate to our business and operations and that are not in the nature of advertising, promotions of a product or service, patently offensive material, charitable requests, repetitive materials, or designed to promote a political or similar agenda will be forwarded promptly to the addressee.

Self-Evaluation

The Nominating and Corporate Governance Committee conducts a self-evaluation of the Board each year to determine whether the Board and its committees are functioning effectively. In addition, each committee of the Board conducts a self-evaluation each year and reports its findings to the Board.

Board Meetings and Attendance

Pursuant to our Corporate Governance Guidelines, our directors are expected to:

- regularly attend meetings of the Board and the committees of which they are members (as well as each annual meeting of stockholders);
- spend the time needed to properly discharge their responsibilities;
- with respect to our non-management directors, meet at regularly scheduled executive sessions in which management does not participate;
- with respect to our independent directors, meet at least once a year in an executive session without management (for these sessions, the chair of each session is the Lead Independent Director).

In fiscal 2012, our Board of Directors met eight times, our Audit Committee met six times, our Compensation Committee met six times, our Finance Committee met four times, and our Nominating and Corporate Governance Committee met four times. Our independent directors met telephonically once and in executive session four times and the non-management directors met four times. In addition, a Special Committee of the Board of Directors met five times. During fiscal 2012, each of our incumbent directors attended at least 75% percent of the total number of meetings of the Board and each committee on which he or she served (during his or her service on such committee). In 2012, all eleven members of the Board attended the Corporation's annual meeting of stockholders.

Board Leadership Structure

In accordance with our By-Laws, the Board elects our Chief Executive Officer and our Chairman, and each of these positions may be held by the same person or may be held by two persons. Under our Corporate Governance Guidelines, the Board does not have a policy, one way or the other, on whether the role of the Chairman and Chief Executive Officer should be separate and, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. However, our Corporate Governance Guidelines require that, if the Chairman of the Board is not an independent director, the independent directors shall appoint from among themselves a Lead Independent Director. The Chairman of the Board is responsible for chairing Board meetings and meetings of stockholders, setting the agendas for Board meetings and providing information to the Board members in advance of meetings and between meetings. The Lead Independent Director is responsible for, among other things, coordinating the activities of the independent directors, coordinating with the Chairman to set the agenda for Board meetings, chairing executive sessions of the independent (and non-management) directors, and leading the Board's oversight of the Chairman and Chief Executive Officer.

Currently, Mr. Winterhalter serves as our Chief Executive Officer and Chairman and Mr. McMaster serves as our Lead Director. After careful consideration, the Board has determined that our current Board structure is the most appropriate leadership structure for the Corporation and its stockholders at this time.

Board's Role in the Risk Management Process

The Board's role in the risk management process is to understand and oversee the Corporation's strategic plans, the associated risks and the steps that senior management is taking to manage and mitigate those risks. To ensure proper oversight of the risk management process, the Audit Committee outlines our risk principles and management framework and sets high level strategy and risk tolerances. Our risk profile is managed by our Vice President of Internal Audit, an officer appointed by and reporting to the Chairman of the Audit Committee. The Vice President of Internal Audit meets at least quarterly in executive session with the Audit Committee, and conducts an annual Enterprise Risk Assessment for the Corporation. This assessment is then presented to the Audit Committee (for development of action items and responsible parties for oversight), the full Board (for information) and the Nominating and Corporate Governance Committee (to ensure appropriate Board oversight of the identified risks). This approach is designed to enable the Board and management to establish a mutual understanding of the Corporation's risk management practices and capabilities, to review the Corporation's risk exposure and to elevate certain key risks for discussion at the Board level. The Board also meets regularly in executive session without management to discuss a variety of topics, including risk management. Through this system of checks and balances, the Board is able to monitor our risk profile and risk management activities on an ongoing basis. Certain officers who report to the Chief Financial Officer also monitor various financial risks which adds to the Corporation's overall risk management strategy.

Compensation Risk Assessment

The Compensation Committee has reviewed with management the design and operation of our incentive compensation arrangements, including the performance objectives and target levels used in connection with incentive awards, for the purpose of assuring that these arrangements do not provide our executives or employees with incentive to engage in business activities or other behavior that would impose unnecessary or excessive risk to the value of the Corporation or the investments of our stockholders. The Compensation Committee considered compensation programs that apply to employees at all levels. This risk assessment process included an assessment of the impact of the Corporation's compensation programs on identified primary business risks (using our annual enterprise risk assessment as a framework) and an analysis of whether and how our compensation programs support, or provide risks to, our corporate strategy. In addition, the Compensation Committee considered the presence of significant risk mitigation factors inherent in our compensation program, such as those described on page 28 under "Management of Compensation-Related Risk."

Based on the foregoing, the Compensation Committee concluded that the Corporation's compensation plans, programs and policies do not create incentives that encourage employees to take risks that are reasonably likely to have a material adverse effect on the Corporation. We believe that our incentive compensation plans, policies and practices provide appropriate incentives for behaviors that are within the Corporation's ability to effectively identify and manage significant risks, are compatible with effective internal controls and our risk management practices and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Compensation Recoupment Policy

The Corporation has adopted a compensation recoupment policy that complies with and goes beyond the parameters described in Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Consistent with the Dodd-Frank Act, in the event that we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements under the U.S. securities laws, we will seek to recover from any current or former executive officer incentive-based compensation (including equity compensation) received during the three-year period preceding the date on which the accounting restatement was required to be made. The amount to be recovered is the excess of the amount paid calculated by reference to the erroneous data, over the amount that would have been paid to the executive officer calculated using the corrected accounting statement data. This compensation recovery would be applied regardless of whether the executive officer engaged in misconduct or otherwise caused or contributed to the requirement for the restatement.

In addition to the above-described recoupment specified by the Dodd-Frank Act, our policy also requires the Corporation, to the extent permitted by governing law, to seek reimbursement of non-equity incentive compensation paid to any current or former employee after January 1, 2011, where: A) (i) the payment was predicated upon the achievement of specified financial results; (ii) such financial results were subsequently the subject of a restatement or other material adjustment, (iii) in the Compensation Committee's view the person engaged in misconduct that caused or contributed to the need for the restatement or material adjustment, and (iv) a lower payment would have been made to the person based upon the correct financial results; or B) where such employee commits an act of embezzlement, fraud or theft with respect to the property of the Corporation. In each such instance, the Corporation will seek to recover the person's entire non-equity incentive compensation payment (not just the excess amount earned based on erroneous data) paid during the 12-month period preceding the Compensation Committee's determination that the person engaged in misconduct.

Committees of the Board of Directors

Pursuant to our By-laws, our Board of Directors has established the following committees:

- Audit Committee;
- Compensation Committee;
- Nominating and Corporate Governance Committee; and
- Executive Committee.

The function of each committee is described below.

Each committee, pursuant to its charter adopted by the Board of Directors, consists of up to four members.

Audit Committee. The Audit Committee consists of Mr. McMaster (chair), Mr. Eisenberg, Mr. Metcalfe and Mr. Miller. The Board has determined that each member of the Audit Committee is financially literate, that each member of the Audit Committee meets the independence requirements of the NYSE and Rule 10A-3 of the Exchange Act and that Mr. Eisenberg, Mr. McMaster and Mr. Miller each qualify as an "audit committee financial expert" under SEC rules.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities for:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and

- the performance of our internal audit function and independent auditors.

Pre-Approval Policy. The Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. We expect that on an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be rendered by the independent auditors, together with a budget for the applicable fiscal year. The policy also requires the pre-approval of any fees that are in excess of the amount budgeted by the Audit Committee. The policy contains a provision delegating limited pre-approval authority to the chairman of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The chairman of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting.

The Audit Committee is governed by the Audit Committee charter, which was amended and restated by the Board of Directors on August 27, 2012. A copy of this charter is available on the corporate governance section of our website and is available in print to any person, without charge, upon written request to our Vice President of Investor Relations.

Compensation Committee. The Compensation Committee is composed of members who are considered independent under the independence requirements of the NYSE. The purpose of the Compensation Committee is to, among other things:

- review and approve corporate goals and objectives relevant to CEO compensation and evaluate the CEO's performance in light of those goals and objectives;
- determine and approve the CEO's compensation level based on this evaluation;
- approve compensation of other executive officers and Board;
- review and recommend to the Board of Directors equity-based incentive compensation plans in which executive officers will participate; and
- prepare the reports and analysis on executive compensation, which are required to be included in our annual proxy statements.

The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of our executive officers and management in the compensation process are each described under "Compensation Discussion and Analysis — Process for Determining Executive Compensation" beginning on page 23 of this Proxy Statement.

The Compensation Committee is governed by the Compensation Committee charter, which was amended and restated by the Board of Directors on August 27, 2012. A copy of this charter is available on the corporate governance section of our website and is available in print to any person, without charge, upon written request to our Vice President of Investor Relations.

Pursuant to its charter, the Compensation Committee may retain such compensation consultants, outside counsel and other advisors as it may deem appropriate in its sole discretion and it has the sole authority to approve related fees and other retention terms. As described in greater detail in "Compensation Discussion and Analysis — Process for Determining Executive Compensation" beginning on page 28 of this Proxy Statement, the Compensation Committee engages an independent executive compensation consultant, Frederic W. Cook & Co., Inc., or Cook, to assist it in its review of our management compensation levels and programs to ensure that our executive compensation program is commensurate with those of public companies similar in size and scope to us. During its engagement, Cook has participated in meetings of the Compensation Committee and advised it with respect to compensation trends and practices, plan design and the reasonableness of individual awards. Cook has not performed any services for our management.

The Compensation Committee consists of Ms. Affeldt (chair), Mr. Eisenberg, Ms. Miller and Mr. Rabin.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of members who are considered independent under the independence requirements of the NYSE. The purpose of the Nominating and Corporate Governance Committee is to, among other things:

- identify individuals qualified and suitable to become members of our Board of Directors and to recommend to our Board of Directors the director nominees for each annual meeting of stockholders;
- develop and recommend to our Board of Directors a set of corporate governance principles applicable to us; and
- oversee the evaluation of the Board of Directors and management.

The Nominating and Corporate Governance Committee is governed by the Nominating and Corporate Governance Committee charter, which was amended and restated by the Board of Directors on August 27, 2012. A copy of this charter is available oan the corporate governance section of our website and is available in print to any person, without charge, upon written request to our Vice President of Investor Relations.

The Nominating and Corporate Governance Committee consists of Mr. Metcalfe (chair), Ms. Affeldt, Ms. Miller and Mr. Rabin.

Executive Committee. The purpose of the Executive Committee is to assist our Board of Directors with its responsibilities and, except as may be limited by law, our Amended and Restated Certificate of Incorporation or our By-Laws, to exercise the powers and authority of our Board of Directors when it is not in session. The Executive Committee is governed by the Executive Committee charter, which was adopted by the Board of Directors on December 5, 2006. The Executive Committee consists of Mr. Winterhalter (chair) and Messrs. Eisenberg, McMaster and Miller. A copy of this charter is available on the corporate governance section of our website and is available in print to any person, without charge, upon written request to our Vice President of Investor Relations.

Director Indemnification Agreements

On December 5, 2006, our Board of Directors approved and authorized us to enter into an indemnification agreement with each member of the Board, including Mr. Winterhalter. The indemnification agreement is intended to provide directors with the maximum protection available under applicable law in connection with their services to us.

Each indemnification agreement provides, among other things, that subject to the procedures set forth therein, we will, to the fullest extent permitted by applicable law, indemnify an indemnitee if, by reason of such indemnitee's corporate status as a director, such indemnitee incurs any losses, liabilities, judgments, fines, penalties or amounts paid in settlement in connection with any threatened, pending or completed proceeding, whether of a civil, criminal administrative or investigative nature. In addition, each indemnification agreement provides for the advancement of expenses incurred by an indemnitee, subject to certain exceptions, in connection with any proceeding covered by the indemnification agreement. Each indemnification agreement also requires that we cover an indemnitee under liability insurance available to any of our directors, officers or employees. On October 22, 2009, our Board of Directors approved and authorized us to enter into amended and restated forms of this indemnification agreement designed to ensure that our indemnification obligations under these agreements will be primary for all claims against our directors.

No Material Proceedings

As of November 15, 2012, there are no material proceedings to which any of our directors, executive officers or affiliates, or any owner of record or beneficially of more than five percent of our Common Stock (or their associates) is a party adverse to us or has a material interest adverse to us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our current Compensation Committee is or has been one of our officers or employees or has had any relationship requiring disclosure under SEC rules. In addition, during fiscal 2012, none of our executive officers served as:

- a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served on the Compensation Committee;
- a director of another corporation, one of whose executive officers served on the Compensation Committee; or
- a member of the compensation committee (or other board committee performing similar functions or, in the absence of such committee, the entire board of directors) of another corporation, one of whose executive officers served as one of our directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Statement of Policy with respect to Related Party Transactions

Our Board of Directors recognizes that related party transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and therefore adopted a Statement of Policy with respect to Related Party Transactions. Under this policy, a "related party transaction" is defined as a transaction between us and any senior officer, director, a stockholder owning in excess of 5% of our Common Stock, a person who is an immediate family member of a senior officer or director, or an entity owned or controlled by any such person, other than 1) transactions available to all employees generally or 2) transactions involving less than $5,000 when aggregated with all similar transactions. Under this policy, any related party transaction must be approved by the relevant body (as described below) and disclosed to our stockholders. If the proposed transaction is not an employment arrangement, the transaction must be approved by either a) the Audit Committee of our Board of Directors, if the transaction is on terms comparable to those that could be obtained in arm's length dealing with an unrelated third party or b) the disinterested members of our Board of Directors. If the transaction is an employment arrangement, the proposed transaction must be approved by the Compensation Committee. In approving, ratifying or rejecting a related party transaction or relationship, the relevant body considers whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party. Transactions and relationships that are determined to be related party transactions are disclosed in the Corporation's Proxy Statement. The transactions described below were approved in accordance with our policy. A copy of our Statement of Policy with respect to Related Party Transactions is available on the corporate governance section of our website and is available in print to any person, without charge, upon written request to our Vice President of Investor Relations.

INFORMATION ON THE COMPENSATION OF DIRECTORS

Fiscal 2012 Director Compensation Table(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(4)	Option Awards ($)(5)	Total ($)
James G. Berges(2)	0	0	—	0
Kathleen J. Affeldt	74,500	69,982	—	144,482
Marshall E. Eisenberg	73,000	69,982	—	142,982
Kenneth A. Giuriceo(2)	0	0	—	0
Robert R. McMaster	89,500	69,982	—	159,482
Walter L. Metcalfe	77,000	69,982	—	146,982
John A. Miller	72,000	69,982	—	141,982
Martha J. Miller	67,000	69,982	—	136,982
Edward W. Rabin	63,000	69,982	—	132,982
Richard J. Schnall(2)	0	0	—	0
Gary G. Winterhalter(3)	0	0	—	0

(1) During our 2012 fiscal year, we did not award any non-equity incentive plan compensation to, or maintain any pension or deferred compensation arrangements for, members of our Board of Directors, nor did they receive any compensation that would constitute "All Other Compensation."

(2) Messrs. Berges, Giuriceo and Schnall did not receive any compensation directly from us for their service as directors during our 2012 fiscal year. Messrs. Berges, Giuriceo and Schnall were affiliated with Clayton, Dubilier and Rice, Inc. (which we refer to as CD&R). CDRS had designated Messrs. Berges, Giuriceo and Schnall to serve on our Board of Directors pursuant to the terms of the CD&R letter agreement. Under the CD&R letter agreement, we previously paid $37,500 per calendar quarter to CD&R for each employee of CD&R designated by CDRS to serve on our Board of Directors. In consideration for these payments, CD&R waived, on behalf of the CDRS designees to our Board of Directors, any right to the payment of other compensation for each such person's service as a director. The $37,500 quarterly fee that the Corporation paid to CD&R was not passed on to Messrs. Berges, Giuriceo or Schnall, although they were paid a separate salary as employees of CD&R. With the resignations of Messrs. Berges, Giuriceo and Schnall from our Board on August 27, 2012, the CD&R letter agreement has been terminated.

(3) Mr. Winterhalter did not receive any compensation for his service as a director during our 2012 fiscal year.

(4) Reflects the grant date fair value of these awards, determined in accordance with Financial Accounting Standards Board ASC Topic 718 Stock Compensation ("ASC 718"). The grant date fair value of the restricted stock units is based on the fair market value of the underlying shares on the date of grant. On October 26, 2011, each director received 3,643 restricted stock units, which stock award had a grant date fair value equal to approximately $70,000. As of September 30, 2012, each director, other than Mr. Winterhalter, beneficially owned 48,479 restricted stock units which were vested but not yet delivered in shares.

(5) None of the directors received a stock option grant in fiscal 2012. As of September 30, 2012, each director, other than Mr. Winterhalter, had 19,055 option awards outstanding.

Narrative Discussion of Director Compensation Table

The following is a narrative discussion of the material factors which we believe are necessary to understand the information disclosed in the Director Compensation Table.

Cash Compensation

In fiscal 2012 and pursuant to the Sally Beauty Holdings, Inc. Independent Director Compensation Policy then in effect, which we refer to as our 2012 Director Compensation Policy, our non-employee directors who were not affiliated with CD&R (Directors Affeldt, Eisenberg, McMaster, Metcalfe, Miller, Miller and Rabin), whom we refer to generally as our independent directors, each received an annual cash retainer of $35,000, payable in advance in four quarterly installments. For in-person Board or committee meetings during our 2012 fiscal year, each independent director in attendance received $2,000 per meeting. For telephonic Board or committee meetings for which minutes were kept, each independent director in attendance received $1,000 per meeting. Additional annual cash retainers were paid to each independent director who served as chairperson of the Audit Committee (Mr. McMaster), Compensation Committee (Ms. Affeldt), or the Nominating and Corporate Governance Committee (Mr. Metcalfe). This additional retainer was payable in advance in quarterly installments, in the following annualized amounts:

Audit Committee	$17,500
Compensation Committee	$ 7,500
Nominating & Corporate Governance Committee	$ 5,000

Equity-Based Compensation

Pursuant to our 2012 Director Compensation Policy, upon the appointment or election of a new independent director to the Board, the independent director would have received options to purchase shares of our Common Stock, having a grant date fair value of approximately $70,000, granted under the Sally Beauty Holdings, Inc. 2010 Omnibus Incentive Plan, which we refer to as the 2010 Omnibus Plan. None of our directors received an initial stock option grant in fiscal 2012.

Pursuant to our 2012 Director Compensation Policy, each independent director was granted an annual equity-based retainer award with a value at the time of issuance of approximately $70,000. For fiscal year 2012, these awards were granted under the 2010 Omnibus Plan in the form of restricted stock units, which we refer to as RSUs. On October 26, 2011, each independent director received an award of 3,643 RSUs, which vested on September 30, 2012. As provided in the 2012 Director Compensation Policy, upon vesting, the awards are retained by us as deferred stock units that are not to be distributed until six months after the independent director's service as a director terminates.

Changes to Director Compensation Policy

On July 25, 2012, the Board approved a new Director Compensation Policy, to replace the 2012 Director Compensation Policy, effective October 1, 2012 (or earlier for new directors elected after July 25, 2012). The following is a summary of this policy, which we refer to as our new Director Compensation Policy.

Our independent directors will receive an annual cash retainer of $35,000, payable in advance in four quarterly installments. For in-person Board or committee meetings, each independent director in attendance will receive $2,000 per meeting. For telephonic Board or committee meetings for which minutes are kept, each independent director in attendance will receive $1,000 per meeting. Additional annual cash retainers will be paid to each independent director who serves as the Lead Independent Director or chairperson of the Audit Committee, Compensation Committee, or the Nominating and

Corporate Governance Committee. This additional retainer is payable in advance in quarterly installments, in the following annualized amounts (to be pro-rated for partial years of service):

Lead Independent Director	$25,000
Audit Committee	$20,500
Compensation Committee	$14,000
Nominating and Corporate Governance Committee	$14,000

Under the new Director Compensation Policy, new directors will no longer receive an initial stock option grant. Instead, each independent director will be granted an annual equity-based retainer award with a value at the time of issuance of approximately $100,000. Such award will normally be made at the first Board meeting of each fiscal year in the form of RSUs, in accordance with the 2010 Omnibus Plan, which will vest on the last day of such fiscal year. Independent directors whose Board service begins after the start of a fiscal year would receive a pro-rated grant of RSUs to reflect the number of days served. Such RSUs will no longer automatically convert into deferred stock units upon vesting; rather, each independent director may elect to defer delivery of the shares of Common Stock that would otherwise be due on the vesting date until a later date specified by the independent director. If an independent director does not make such election, he or she will receive shares of Common Stock in settlement of the RSU on the vesting date. Vesting will be accelerated on a pro-rata basis in the event of the director's death or disability.

Stock Ownership and Retention Guidelines

On July 25, 2012, the Board also adopted minimum stock ownership guidelines for our independent directors. Each independent director must own shares of Common Stock in an amount equal to five times his or her base annual cash retainer (excluding additional annual cash retainers for the Lead Independent Director and committee chairpersons and meeting fees). Independent directors are required to achieve the applicable level of ownership within five years of becoming subject to the requirements. Until such time as the required equity ownership is reached, the independent director must retain 100% of the shares of Common Stock received upon settlement of his or her RSUs. Shares underlying vested RSUs (including deferred shares) count towards the stock ownership total. Unexercised options (whether vested or unvested) and unvested RSUs do not count as stock owned under the guidelines. As of November 15, 2012, all of our independent directors were in compliance with our stock ownership guidelines.

Travel Expense Reimbursement

Each of our independent directors is entitled to reimbursement for reasonable travel expenses properly incurred in connection with his or her functions and duties as a director. With respect to air travel, reimbursements are limited to the cost of first-class commercial airline tickets for the trip. In addition, pursuant to the former CD&R letter agreement, the previous CDRS designees to our Board (Messrs. Berges, Giuriceo and Schnall) received reimbursement for travel and other out-of-pocket expenses in the same manner as our independent directors, except that these three CDRS designees were entitled to up to $150,000 in the aggregate per calendar year as reimbursement for actual private air travel expenses in lieu of any reimbursement based on the cost of commercial air travel. With the resignations of Messrs. Berges, Giuriceo and Schnall from our Board on August 27, 2012, the CD&R letter agreement has been terminated.

COMPENSATION DISCUSSION AND ANALYSIS

In this section of our proxy statement, we explain how our executive compensation programs are designed and operate with respect to the following executive officers (whom we refer to as our "named executive officers"):

- Gary G. Winterhalter, our President and Chief Executive Officer,
- Mark J. Flaherty, our Senior Vice President and Chief Financial Officer,
- Michael G. Spinozzi, our President of Sally Beauty Supply,
- John R. Golliher, our President of Beauty Systems Group, and
- Raal H. Roos, our former Senior Vice President, General Counsel and Secretary.

For a complete understanding of our executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other compensation disclosures included on pages 43-58 of this proxy statement.

Executive Overview

Our Business

We are the largest distributor of professional beauty supplies in the U.S. based on store count. We operate primarily through two business units, Sally Beauty Supply and Beauty Systems Group, or BSG. Through Sally Beauty Supply and BSG (which operates stores under the CosmoProf service mark), we operated a multi-channel platform of 4,315 stores and supplied 184 franchised stores primarily in North America, South America and selected European countries, as of September 30, 2012. Within BSG, we also have one of the largest networks of professional distributor sales consultants in North America, with approximately 1,044 professional distributor sales consultants who sell directly to salons and salon professionals. Sally Beauty Supply stores target retail consumers and salon professionals, while BSG exclusively targets salons and salon professionals.

Fiscal 2012 Business Highlights

In spite of the anemic economy, fiscal 2012 was another good year for Sally Beauty, both from a financial and operational perspective. Some of the key metrics that demonstrate this success are:

- Consolidated net sales increased by $255 million, or 7.8% to $3.5 billion from fiscal 2011
- Operating earnings for fiscal 2012 increased by $51 million, or 11.3%, to $499 million
- GAAP net earnings for fiscal 2012 were $233 million, which represents a 9% increase over fiscal 2011
- GAAP diluted earnings per share grew 9% to $1.24
- Adjusted EBITDA increased 17.6% to $591 million

Fiscal 2012 saw significant growth in sales, representing a 7.8% increase over fiscal 2011:

Growth in sales (in 000's)


Consolidated Sales
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-

	2010	2011	2012
Sales	$2,916	$3,269	$3,524

Growth in Adjusted EBITDA (in 000s)

Our adjusted earnings before share-based compensation, non-recurring items, interest, taxes, depreciation and amortization (EBITDA) increased 17.6% in fiscal 2012, to $591.1 million.

Additionally, our GAAP diluted earnings per share rose to $1.24, an 9% increase over 2011.

GAAP Diluted Earnings per Share


Diluted Earnings per Share
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$-

	2010	2011	2012
EPS	$0.78	$1.14	$1.24

2012 Executive Compensation Highlights

- In view of our strong financial performance during fiscal 2012, as well as our other business accomplishments (as described above) our named executive officers received cash bonuses at 146% of target, reflecting the achievement of at least 2 out of 3 specified performance goals.
- We increased base salaries for our named executive officers by an average of 3.88% to maintain our target market percentile level.
- We awarded our named executive officers service-based stock options in amounts consistent with our historical practices, except that for 2012 we moved from a fixed share guideline to a value concept based upon Adjusted EBITDA growth.

Executive Compensation Elements

Our executive compensation program consists of the following primary components:

Type	Form of Compensation	Terms
Cash	Salary	Provides competitive level of fixed compensation; reviewed annually
	Annual Incentive	Earned, based on attainment of Corporation financial and operational goals, with limited potential adjustment for individual performance
Equity	Annual grants of service-based stock options Occasional grants of service-based restricted stock awards	Stock options generally vest in increments of 25% per year and restricted stock awards generally vesting in increments of 20% per year Equity awards are used for alignment with shareholder interests and attraction and retention of named executive officers
Severance Benefits	1.99 to 2.99 times base salary and average bonus, plus 24 months medical and welfare benefits. For our CEO, medical and dental insurance is available until eligibility for Medicare.	Payable only upon involuntary termination within 2 years after a change in control, with no gross-up for taxes. CEO only is entitled to lesser termination payments upon involuntary termination absent a change in control, and to medical and dental coverage until Medicare eligibility in the case of termination without cause or for good reason or upon approved retirement
Other Employee Benefits	401(k), health and welfare plans	Receive the same employee benefit as all employees
	Perquisites	Annual executive physical

We believe our compensation program provides a balanced and stable foundation for achieving our intended objectives. Our compensation philosophy emphasizes team effort, which we believe fosters rapid adjustment and adaptation to fast-changing market conditions and helps to not only achieve our short-term and long-term goals, but also aligns the interests of our management team with those of the Corporation and our stockholders.

2012 Compensation Governance Highlights

We endeavor to maintain good governance standards including with respect to the oversight of our executive compensation policies and practices. The following policies and practices were in effect during fiscal 2012:

- The Compensation Committee is composed solely of independent directors who have established channels to communicate with stockholders regarding their executive compensation ideas and concerns.
- The Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc., is retained directly by the Committee and performs no other consulting or other services for us.

- The Compensation Committee conducts an annual review and approval of our compensation strategy, including a review of our compensation-related risk profile to assure that compensation-related risks are not reasonably likely to have a material adverse effect on the Corporation.
- The Committee has adopted a compensation recoupment or "clawback" policy that complies with and goes beyond the parameters described in Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), requiring current and former executives to return incentive compensation that is subsequently determined not to have been earned.
- We have meaningful stock ownership and retention guidelines for our executive officers, including the named executive officers. As of October 29, 2012, each of the named executive officers had satisfied his individual stock ownership level.
- Beginning in fiscal year 2013, we have instituted stock ownership and retention guidelines for our independent directors.
- We do not provide tax gross ups or "single trigger" change-in-control severance benefits. Our equity plans provide for "double trigger" change-in-control vesting for awards assumed by the surviving company.
- Our Board has adopted a policy prohibiting all employees and directors from engaging in any hedging transactions with respect to the Corporation's stock.
- Our named executive officers participate in the same benefit programs at the same cost as other salaried employees, and receive only minimal perquisites, consisting primarily of reimbursement for an annual physical.

Philosophy/Objectives of Executive Compensation

Our Compensation Committee has developed the following set of objectives to guide the design of our executive officer compensation plans and practices, including those for our named executive officers. The Compensation Committee considers these objectives when making decisions regarding the forms, mix and amounts of compensation paid to our executive officers:

> **SBH Executive Compensation Objectives**
> - **Attract, motivate and retain talent**
> - **Align executive and stockholder interests**
> - **Manage risk by balancing short- and long-term incentives and implementing a compensation recoupment policy**
> - **Tailor pay to performance, expertise and responsibility**

- **Attract, motivate and retain highly qualified individuals.** To assure that our compensation arrangements remain competitive with the compensation paid by other employers who compete with us for talent, the Compensation Committee considers peer group information as a point of reference. Due to the consistent, outstanding performance of the Corporation and its executives, in fiscal 2012 we targeted our compensation program to provide total direct compensation opportunities for our named executive officers at between the median percentile of our peer group. The Compensation Committee uses its discretion to vary executive officer pay within the targeted range and from the targeted range based on various factors, such as an executive officer's performance, responsibilities, experience and expected future contributions.
- **Align the interests of our executive officers more closely with those of our stockholders.** The compensation program for our executives is weighted toward performance-based compensation, with base salary being the only component of an executive officer's direct compensation that is fixed each year. Other components, including annual bonus and long-term incentive compensation, are subject to the achievement of financial and strategic business objectives and/or increases in stock price. The Compensation Committee believes this performance-driven compensation will promote our long-term success and maximize stockholder returns.
- **Manage risk by balancing the time horizon of incentive compensation.** Our compensation program is balanced between short- and long-term performance objectives, but always with a view to achieving long-term value for our stockholders. This structure, together with our compensation recoupment policy, encourages and rewards sustained superior performance.

Internal Equity

Internal equity is one factor of many that the Compensation Committee considers in establishing compensation for our executives. While there is no formal policy, the Compensation Committee reviews compensation levels to ensure that appropriate equity exists. The differences in compensation levels among our named executive officers reflect the significant variations in their relative responsibilities. The CEO's responsibilities for management and oversight of a global enterprise are significantly higher than those of our other named executive officers. As a result, the pay level for our CEO is commensurately higher than the pay for other officer positions.

Management of Compensation-Related Risk

We have designed our compensation programs to avoid excessive risk-taking. The following are some of the features of our program designed to help us appropriately manage business risk:

- Diversification of incentive-related risk by employing a variety of performance measures;
- A balanced weighting of the various performance measures, to avoid excessive attention on achievement of one measure over another;
- An assortment of vehicles for delivering compensation, including cash and equity based incentives with different time horizons, to focus our executives on specific objectives that help us achieve our business plan and create an alignment with long-term shareholder interests;
- A compensation recoupment policy, as described on page 16;
- Standardized equity grant procedures; and
- Stock ownership and retention guidelines applicable to all executive officers.

SBH Compensation Risk Management

- **Variety of performance metrics**
- **Balance of cash/equity; short/long-term**
- **Compensation recoupment policy**
- **Stock ownership and retention guidelines**

Processes for Determining Executive Compensation

The Compensation Committee continues to review each element of our executive compensation program, and the methods for determining the types and amounts of compensation, to assure that they help us meet our compensation philosophy and objectives. The Compensation Committee receives input from an independent compensation consultant as well as from members of management, as discussed below.

Role of Independent Compensation Consultant

The Compensation Committee retained the services of an independent consultant, Frederic W. Cook & Co., Inc. (Cook), to assist in its review of our management compensation levels and programs. As part of this engagement, Cook assisted the Compensation Committee in the design of our current compensation program for executives, and continues to advise the Compensation Committee on the program. The Compensation Committee has directly engaged Cook to assist with these same services for fiscal 2012, based on Cook's experience, expertise and familiarity with our company. Cook does not provide any services to our management, and does not provide any service to us, other than with respect to its role as the Compensation Committee's executive compensation consultant.

Conflicts of Interest Assessment

The Compensation Committee determined that the work of Cook did not raise any conflicts of interest in fiscal 2012. In making this assessment, the Compensation Committee considered the independence factors enumerated in new Rule 10C-1(b) under the Securities Exchange Act of 1934, including the fact that Cook does not provide any other services to the Corporation, the level of fees received from the Corporation as a percentage of Cook's total revenue, policies and procedures employed by Cook to prevent conflicts of interest, and whether the individual Cook advisers to Compensation Committee own any stock of the Corporation or have any business or personal relationships with members of the Compensation Committee or our executive officers.

Market Data/Benchmarking

Cook assisted the Compensation Committee in benchmarking our compensation arrangements and aggregate equity compensation practices against public companies similar in size and scope to our company. Cook obtained proxy data from the peer companies described below, as well as comparative compensation surveys of general industrial companies.

The following 13 specialty retail companies comprised our peer group for fiscal 2012, which we refer to as our "peer companies" or "peer group:"

Advance Auto Parts, Inc.	Jo-Ann Stores, Inc.	Stage Stores, Inc.
Dick's Sporting Goods, Inc.	O'Reilly Automotive, Inc.	Stein Mart, Inc.
Dollar Tree Stores, Inc.	PetSmart, Inc.	Tractor Supply Company
Family Dollar Stores, Inc.	The Sherwin Williams Company	Williams-Sonoma, Inc.
Fred's, Inc.		

The Compensation Committee most recently selected the companies in the peer group in 2010, after reviewing data on retail companies (including financial metrics, line-of-business, stock performance and employee count for each respective company) and considering several criteria, including the comparability of specialty retailers and the volatility and maturity of potential peers. In terms of size, our revenues and our market capitalization were between the 25th percentile and median of these peer companies.

Role of Management

The Compensation Committee also considers the views and insights of our management, including our executive officers, in making compensation decisions. In particular, Mr. Winterhalter recommends to the Compensation Committee the base pay levels and individual compensation targets for each executive officer (other than himself) based on each executive's experience, as well as Mr. Winterhalter's view as to the strategic importance of that executive's role, knowledge and performance. Mr. Winterhalter's unique insight into our business and day-to-day interaction with our senior executives provides a valuable resource to the Compensation Committee with respect to our executive compensation programs. In addition, the Compensation Committee relied on recommendations made by Mr. Winterhalter and our Chief Financial Officer in selecting the performance metrics and targets for fiscal 2012 annual incentive compensation awards.

Our Chairman of the Board, our CEO and other members of management generally attend Compensation Committee meetings to provide input on executive contributions, but no member of management participates in discussions with the Compensation Committee concerning his or her own compensation. The Compensation Committee also works closely with our internal legal, human resources, and finance personnel in establishing and monitoring our compensation programs. Our Chief Financial Officer provides the Compensation Committee with input on our financial performance and operational issues, and our General Counsel and Deputy General Counsel provide input to the Compensation Committee regarding compliance with the laws and regulations applicable to executive compensation.

In addition, the Chair of our Compensation Committee has significant professional experience in human resources and management of professionals, and all of our committee members have significant experience with regard to the oversight of executive compensation practices of large publicly-traded companies. The Compensation Committee believes that this experience provides these individuals with a solid frame of reference within which to evaluate our executive compensation programs and practices.

Total Compensation Review

As part of its process for determining the amount and mix of total compensation to be paid to our executive officers in fiscal 2012, the Compensation Committee reviewed tally sheets prepared by management containing information for each executive officer regarding, among other things:

- compensation for the last four fiscal years;
- length of service with us;
- the types and amounts of long-term incentive awards granted in the previous three fiscal years;
- the types and amounts of our equity securities, both vested and unvested, owned as of the end of the most recently completed fiscal year;
- the proceeds realized from option exercises during the last four fiscal years;
- perquisites and other compensation paid in the previous fiscal year; and
- the severance and other payments that he or she would receive upon the occurrence of certain events, taking into account the proposed compensation to be paid to such executive officer for the new fiscal year.

The Compensation Committee believes that this comprehensive annual review is important to an understanding of the total compensation paid and, in certain circumstances, payable to, our executive officers. The Compensation Committee uses these reports to test whether the various forms, targets, mix, and amounts of compensation paid and payable to our executive officers remain consistent with our compensation objectives. Based on its review for fiscal 2012, the Committee believes that the overall compensation of our executive officers was in line with the philosophy and objectives set forth above.

The Compensation Committee strives to make decisions on each element of executive compensation within the context of an officer's entire compensation package, meaning that a decision on one pay element (such as base salary) impacts decisions made on other pay elements (such as annual and long-term incentives). Based upon input received from Cook, the Compensation Committee believes that this program balances both the mix of cash and equity compensation, the mix of currently-paid and longer-term compensation, and the security of severance and change-in-control benefits in a way that furthers the compensation objectives discussed above.

Compensation Components for Fiscal 2012

The following are the principal elements of the fiscal 2012 compensation program for our executive officers, including our named executive officers:

Element	Form of Compensation	Purpose	Performance Criteria	Actions Taken in Fiscal 2012
Base Salary	Cash	Providing a competitive level of fixed compensation that attracts and retains skilled management, recognizing their respective roles, responsibilities, and experience.	Not applicable	3% to 4% increase to maintain target market percentile range.
Annual incentive bonus	Cash	Communicating and driving achievement of strategic short-term objectives that are important to our sustained success and stock value. Also encouraging officer retention by providing attractive compensation opportunities.	Specific financial performance measures selected by the Compensation Committee, with potential adjustment based on individual performance, as discussed on page 39.	The named executive officers earned between 133% and 192% of target based on achievement of performance goals.
Long-term incentive awards	Stock options	Creating a strong financial incentive for meeting or exceeding long-term financial goals, rewarding past performance, recognizing promotions and encouraging an equity stake in the Corporation, aligning their interests with those of our stockholders.	Sustained increases in common stock price over a ten-year period.	Named executive officers were granted stock options that vest over a 4 year period.

As discussed in more detail below, our competitive positioning for total direct compensation (base salary, target annual bonus and annualized grant-date fair value of long-term incentives) reflects a combination of median base salaries, median target bonus opportunities and median to 75th percentile long-term incentive grants, on average.

The Company also provides the following elements of compensation:

Element	Form of Compensation	Purpose	Actions Taken in Fiscal 2012
Health and welfare plans	Eligibility to receive available health and other welfare benefits paid for, in whole or in part, by the Corporation, including broad-based medical, dental, life and disability insurance.	Providing a competitive, broad-based employee benefits structure and promoting the good health of our executives.	No changes affecting the named executive officers.
Retirement Plan	Eligibility to participate in, and receive Corporation contributions to, our 401(k) plan (available to all employees).	Providing competitive retirement-planning benefits to attract and retain skilled management.	No changes affecting the named executive officers.
Perquisites	Reimbursement for annual physical.	Promoting the good health of our executives.	No changes affecting the named executive officers.
Severance Protection	Eligibility to receive cash severance and post-termination health benefits in connection with involuntary termination within two years after a change of control, or in the case of Mr. Winterhalter, involuntary termination or approved retirement in other contexts.	Providing a competitive compensation package and ensuring continuity of management in the event of any actual or threatened change in control of our Corporation.	On October 29, 2012, these agreements were amended to update 409A compliance provisions and, for Mr. Winterhalter, to make medical and dental insurance available until his eligibility for Medicare, in the event of his termination without cause or for good reason or approved retirement.

Base Salary

NEO 2012 Base Salaries

- **Targeted at between 25th percentile and median of peer group**
- **2012 saw 3%-4% increases to maintain target**

The Compensation Committee determines the base salary for each of our named executive officers on an annual basis (unless market conditions or changes in responsibilities merit mid-year changes) and, except as noted below, targets base salaries at or near the 25th percentile to the median of the companies in our peer group. In evaluating each executive officer's performance in his position with us, the Compensation Committee relies primarily on Mr. Winterhalter's performance review of each executive officer other than himself. The subjective factors considered by Mr. Winterhalter primarily consist of whether the executive officer met the operational goals set for him or her and the financial performance within the executive officer's area of responsibility.

In October 2011, the Compensation Committee reviewed market data on our peer companies to determine whether any significant changes to the base salaries for our executive officers were needed for fiscal 2012 to align our executive team with the market. The Compensation Committee did not materially increase the base salary levels of the named executive officers (increases ranged from 3% to 4% with adjustments to reflect executive performance and to move executive salaries closer to the targeted competitive position). Salaries for our named executive officers were within the 25th percentile and median range of our peer group.

The Compensation Committee believes that the base salaries paid to our named executive officers during fiscal 2012 were appropriate to facilitate our ability to retain and motivate such officers and were competitive with those offered by our peer companies. For the base salaries paid to our named executive officers during fiscal 2012, please see the Summary Compensation Table on page 43 of this proxy statement.

Annual Cash Incentive Bonus

AIP. For fiscal 2012, annual cash incentive bonuses for our named executive officers were made pursuant to the Sally Beauty Holdings, Inc. Annual Incentive Plan, which is a sub-plan of the 2010 Omnibus Plan, which we refer to as the AIP. The AIP is designed to function as a "plan within a plan" in order to preserve deductibility under Section 162(m) of the Internal Revenue Code, while giving the Compensation Committee the flexibility to tailor awards to reflect financial, operational and individual achievements based on subjective as well as objective criteria. The "outer layer" component of the AIP is entirely objective. No bonuses will be payable under the AIP unless we achieve positive operating income for the year, as reflected in our audited consolidated financial statements. If we in fact achieve this threshold financial goal for the year, Mr. Winterhalter's maximum award is 1% of such operating income and each other named executive officer's maximum award is 0.5% of such operating income, which we refer to as the "Section 162(m) maximum awards." As the "inner layer" component of the AIP, at the beginning of each year the Compensation Committee may establish other financial, operational and/or individual performance goals for each executive officer that will be used to determine actual bonus amounts that are below the officer's Section 162(m) maximum award. The Compensation Committee in effect uses "negative discretion" to reduce the Section 162(m) maximum awards, as it deems appropriate, based on our financial performance relative to these pre-determined goals and based on the Compensation Committee's more subjective evaluation of corporate, operational and individual performance.

Award Opportunities. Consistent with the above approach, the Compensation Committee established certain performance criteria for each named executive officer which, if satisfied, would enable him to earn a target-level (below maximum) award under the AIP for fiscal 2012 (we refer to these "inner layer" performance criteria as the AIP criteria). These AIP criteria are factors used by the Compensation Committee in exercising its discretion to appropriately size the AIP bonuses, if any, to an amount that is below the Section 162(m) maximum award amount, as described above.

Our CEO made recommendations to the Compensation Committee as to the percentage of each named executive officer's base salary to be used as his target-level award under the AIP, based on job responsibilities and peer group data provided by Cook. The bonus targets for our named executive officers for fiscal 2012 were the same as for fiscal 2011 and fiscal 2010: 100% of base salary for Mr. Winterhalter, and 60% of base salary for our other named executive officers. Accordingly, the targeted total annual cash compensation (base salary and annual incentive) for our named executive officers was generally between the 25th percentile and the median of our peer companies.

2012 Target Awards

- **Mr. Winterhalter – 100% base salary**
- **Other NEOs – 60% base salary**

The AIP is designed so that if we achieve the AIP financial performance targets (as discussed below), the executive is eligible to earn 100% of his target bonus award. Financial performance at below-target levels (subject to a threshold of 96.1% of target performance for each metric) would result in awards as low as 25% of the target award, subject to the discretion of the Committee to make adjustments as described below. If we exceed the AIP financial performance targets, each named executive officer is eligible to earn an AIP bonus in excess of his target award, not to exceed a designated amount. We refer to these higher amounts as the "AIP maximum awards," as distinguished from the Section 162(m) maximum awards.

AIP Financial Performance Criteria. In establishing the performance objectives for fiscal 2012, the Compensation Committee determined that the primary emphasis should be on financial performance objectives (as an entity or, in some cases as set forth below, as a business unit). Accordingly, in order for an executive to receive 100% of his AIP target bonus, the target level of financial performance must be achieved, subject to a potential adjustment based on individual performance, as described below.

For fiscal 2012, the AIP financial criteria consisted of the following three performance metrics, which were measured with reference to our annual operating plan. For shared services officers (Messrs. Winterhalter, Flaherty and Roos), these metrics were expressed on the consolidated level as made up by individual reporting units. For heads of a business unit (Messrs. Spinozzi and Golliher), these metrics were expressed as that segment's portion of our annual operating plan. The percentage weighting of the various financial metrics represents the Compensation Committee's determination regarding the relative importance of each metric to our overall financial performance.

- *Sales (30%).* Sales, excluding unbudgeted acquisitions, is a valuable measure in determining incentive compensation, as it provides consistency and comparability in our financial reporting and therefore links the compensation of our executive officers with our growth objectives.
- *Adjusted EBITDA (50%).* Adjusted EBITDA provides a meaningful measure of our ability to meet our future debt service, capital expenditures and working capital requirements. For incentive award purposes, we calculate adjusted EBITDA in the same manner as we publicly report this non-GAAP financial measure to the public in our quarterly earnings releases.

- *Working Capital (20%).* Working capital (expressed as a percentage of sales) provides a meaningful measure of the capital employed in our business. We use this measure as a means to reward employees for decreasing the level of capital needed to effectively run the business so that any additional cash could be used for other value-creating purposes, such as the repayment of debt, acquisitions, or opening additional stores. We define this working capital target as the 12-month average value of inventory and accounts receivable, minus accounts payable, expressed as a percentage of sales for the corresponding fiscal year period.

In setting the financial performance targets for the AIP, the Compensation Committee reviewed our financial projections for fiscal 2012 with Mr. Winterhalter and Mr. Flaherty. For fiscal 2012, the AIP financial performance targets were as follows:

	Sales(1)	**Adjusted EBITDA(1)**	**Working Capital(1)**
Mr. Winterhalter	$3.5 billion (weighted 30%)	$553.9 million (weighted 50%)	10% of Sally North America 7% of BSG North America 2% of Sally International 1% of BSG International (weighted 20%)
Mr. Flaherty	$3.5 billion (weighted 30%)	$553.9 million (weighted 50%)	10% of Sally North America 7% of BSG North America 2% of Sally International 1% of BSG International (weighted 20%)
Mr. Spinozzi	$1.7 billion of Sally USA and Canada (weighted 30%)	$424 million of Sally USA and Canada (weighted 50%)	11.20% of Sally USA and Canada (weighted 20%)
Mr. Golliher	$1.3 billion of BSG (weighted 30%)	$187 million of BSG (weighted 50%)	20.10% of BSG Canada 18.20% of BSG USA 30.57% of BSG International (weighted 20%)
Mr. Roos	$3.5 billion (weighted 30%)	$553.9 million (weighted 30%)	10% of Sally North America 7% of BSG North America 2% of Sally International 1% of BSG International (weighted 20%)

(1) Based on consolidated results, except as noted.

As noted above, if we achieve target-level financial performance, the executives are eligible to earn 100% of their target AIP bonus awards. Financial performance at below-target levels (subject to a threshold of 96.1% of target performance for each metric) would result in awards as low as approximately 25% of the target award, except that, as discussed below, the Compensation Committee has discretion to reduce or increase the dollar value of an individual officer's AIP award based upon a subjective assessment of the individual's performance. The named executive officers were eligible to earn bonuses in excess of the target awards (up to the AIP maximum awards stated above) to the extent that performance against the financial goals exceeded target performance. AIP maximum awards could be earned if:

- we, or the applicable business unit, had achieved 104% or greater (domestically) or 108% or greater (internationally) of the target amount of sales for fiscal 2012,

- we, or the applicable business unit, had achieved 108% or greater of the target amount of adjusted EBITDA for fiscal 2012, and
- with respect to Messrs. Winterhalter, Flaherty and Roos, one or more of the following had occurred: Sally North America's working capital as a percentage of sales for fiscal 2012 had been 10.81% or below, BSG North America's working capital as a percentage of sales for fiscal 2012 had been 17.58% or below, Sally International's working capital as a percentage of sales for fiscal 2012 had been 20.14% or below or BSG International's working capital as a percentage of sales for fiscal 2012 had been 29.77% or below , or with respect to Mr. Spinozzi, Sally USA and Canada's working capital as a percentage of sales for fiscal 2012 had been 10.40% or below or, with respect to Mr. Golliher, one or more of the following had occurred: BSG Canada's working capital as a percentage of sales for fiscal 2012 had been 19.30% or below, BSG USA's working capital as a percentage of sales for fiscal 2012 had been 17.40% or below, or BSG International's working capital as a percentage of sales for fiscal 2012 had been 29.77% or below.

When performance for a given financial metric exceeds target, the payout between target and maximum award opportunity for that metric is determined by straight-line interpolation. For example, based on the following chart, sales performance of 102.38% of target would translate into a payout percentage of 158.73%. If the sales component is weighted at 30% of the bonus opportunity, the weighted payout for that metric would equate to 47.62% of the total target bonus opportunity for that participant:

Sales target	
Objective	**Payout Percentage**
104% or above	200%
103%	175%
102%	150%
101%	125%
100%	100%
99%	75%
98%	50%
97%	25%
96% or below	0%

Individual Performance. In order to provide flexibility to recognize overall achievements in key focus areas and operational performance, which can change throughout the year based on unanticipated contingencies, the Compensation Committee does not list specific individual performance objectives for individual officers under the AIP. Instead, the Compensation Committee reserves discretion to reduce or increase the dollar value of an individual officer's AIP award (by up to 50 percentage points below or above the percentage of the target award resulting from application of the financial performance formulas) based upon a subjective assessment of the individual's performance, but the adjusted payout cannot exceed the Section 162(m) maximum award for such individual .

Determination of Fiscal 2012 Awards. In its September, October and November 2012 meetings, the Compensation Committee reviewed the 2012 fiscal year business results and determined whether and to what extent the AIP criteria were met. During this review, the Compensation Committee met with Mr. Winterhalter to discuss his performance reviews of the other named executive officers and with the Lead Independent Director of the Board to discuss the Board's review of Mr. Winterhalter (without

Mr. Winterhalter being present). The Committee did not adjust AIP payouts for individual performance for any of the named executive officers for fiscal 2012.

The amounts by which the financial performance targets under the AIP were exceeded for each metric, and the resulting payout factors, are illustrated in the following table.

	Sales		Adjusted EBITDA		Working Capital		Aggregate Payout	
	Weighted Achievement %	Weighted Payout %	Weighted Achievement %	Weighted Payout %	Weighted Achievement %	Weighted Payout %	As % of Target Bonus	As % of Base Salary
Mr. Winterhalter	101.51%	39.43%	104.73%	88.68%	98.1%	12.67%	140.78%	141%
Mr. Flaherty	101.51%	39.43%	104.73%	88.68%	98.1%	12.67%	140.78%	85%
Mr. Golliher	101.39%	40.7%	111.36%	118.18%	101.0%	32.80%	191.68%	115%
Mr. Spinozzi	102.62%	49.5%	105.31%	83.13%	97.6%	0.00%	132.63%	80%
Mr. Roos	101.51%	39.43%	104.73%	88.68%	98.1%	12.67%	140.78%	85%

The table below shows the payout opportunities and actual payouts under the AIP for the named executive officers for fiscal 2012:

	AIP Target as a % of Salary	AIP Target Award ($)	FY12 Actual AIP Award ($)	AIP Actual Award as a % of Salary
Mr. Winterhalter	**100%**	**959,776**	**1,351,197**	**141%**
Mr. Flaherty	**60%**	**264,587**	**372,492**	**85%**
Mr. Golliher	**60%**	**264,587**	**507,147**	**115%**
Mr. Spinozzi	**60%**	**280,151**	**371,550**	**80%**
Mr. Roos	**60%**	**190,628**	**268,370**	**85%**

Equity-Based Long-Term Incentive Compensation

Options to purchase our Common Stock are the primary equity compensation vehicle used by the Compensation Committee, and were awarded to our named executive officers in fiscal 2012. Because the benefits of stock options are dependent on the appreciation of the price of our Common Stock, such awards create a strong financial incentive for meeting or exceeding our long-term financial goals and increasing shareholder return. Because the options become exercisable in increments over a four-year term, our executives must remain employed for a significant period before realizing any value for their options.

Grant Practices for Equity-Based Awards. The Compensation Committee's policy is to grant equity awards on the same day it approves the grant. Options have an exercise price equal to the closing price of our Common Stock on the date of grant. Other than special one-time grants, such as at the time of a new hire or promotion, the Compensation Committee intends to grant equity awards to its executive officers once a year, and such grants will generally be made at the same time that the Compensation Committee approves the annual bonus award targets under the annual bonus plan for the fiscal year. These actions will generally occur within the first month of the fiscal year. Equity grants are currently made under the 2010 Omnibus Plan.

Our VP of Employee Services recommends to our CEO the number of options or other equity awards to be granted to certain key employees based on a value concept based upon Adjusted EBITDA growth, as well as consideration of each individual's rate of base salary and the dollar value of the proposed award as a percentage of base salary. Our CEO then makes a grant recommendation for each of the proposed grantees, including the named executive officers other than himself, to the Compensation Committee based on consideration of the value of the grants that the individual received in prior years, the competitive market data provided by Cook and his views as to the individual's expected future contribution to our business results. The Chairman of the Compensation Committee of the Board of Directors recommends to the Compensation Committee the CEO's proposed equity grant based on her review of competitive market data provided by Cook. The Compensation Committee is ultimately responsible for determining the number of options or shares to be awarded and for approving each grant. In making this determination, the Compensation Committee considers the recommendations of the CEO and the Chairman of the Board, the long-term incentive opportunity market data provided by Cook, and the competitive data provided by Cook regarding aggregate share usage and costs associated with equity grants.

Fiscal 2012 Equity Awards. Consistent with its equity grant policy, in October 2011, the Compensation Committee granted stock options to each of our named executive officers.

2012 Equity Awards

Stock options with 4-year vesting to all named executive officers

The Compensation Committee sets an aggregate long-term incentive budget to determine the total amount of equity awards that may be awarded in any fiscal year. The Compensation Committee determines the budget after discussions with Cook and management and a review of peer group practices and the projected impact to our net income. Based upon input received from Cook, the Compensation Committee believes that the terms and conditions of the 2012 equity awards, as well as the size of the grants, were commensurate with similar measures used by our peer group. For more information regarding the equity-based awards granted to our named executive officers during fiscal 2012, please see the Grants of Plan-Based Awards table on page 47 of this proxy statement.

Benefits and Perquisites

Benefits & Perquisites

Standard benefit plans available to other employees:

- 401(k)
- Insurance (dental, life, medical, disability)

Reimbursement for annual physical

Our named executive officers are eligible to participate in the benefit plans generally available to all of our U.S. employees, which include health, dental, life insurance, and disability plans. In addition, our named executive officers (along with our other U.S. employees) are eligible to participate in our 401(k) plan, which represents the only retirement plan that we provide to our named executive officers. Under the 401(k) plan, our employees may contribute, on a pre-tax basis, up to 50% of eligible compensation, as defined in the plan, subject to Internal Revenue Code limitations. We match each employee's contribution, including our named executive officers, at a rate of 100% on the first 4% of the employee's eligible compensation. Employees are immediately vested in the matching contributions made by us. Our 401(k) plan also has a profit sharing component, which is 100% funded by us and is determined annually by the Compensation Committee. Employees are vested in our profit sharing contributions after 3 full years of employment. For fiscal 2012, the Compensation Committee reviewed the contributions of our employees to our financial performance and determined that a company contribution of approximately 1% of eligible compensation was an appropriate profit-sharing contribution.

Consistent with our philosophy of emphasizing performance-based pay, our executive compensation program provides limited benefits and perquisites. All perquisites for executive officers must be approved by the Compensation Committee. In fiscal 2012, the only perquisite provided to our named executive officers was reimbursement for an annual physical.

The Compensation Committee believes that offering the above-described benefits and perquisites to our named executive officers is consistent with the terms and benefits offered by other similarly-situated public companies, and enhances our ability to retain our named executive officers. Given the fact that these items represent a relatively insignificant portion of our named executive officers' total compensation, the availability of such items does not materially influence the decisions made by the Compensation Committee with respect to the other elements of the total compensation payable to our named executive officers.

Change-in-Control and Termination Agreements

Change-in-Control Agreements. Many change-in-control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage our senior executive officers to remain employed with the Corporation during an important time when their prospects for continued employment can be uncertain, we have entered into change-in-control agreements with our senior executive officers, including each of Messrs. Winterhalter, Flaherty, Golliher, Spinozzi and Roos, which provide payments and benefits in the event of the executive's termination of employment by the Corporation without cause or by the executive for "good reason" within two years following a change in control. Because a termination by the executive for good reason is effectively a "constructive termination" by the Corporation without cause, we believe it is appropriate to provide severance benefits in these circumstances. The Compensation Committee has determined that our change-in-control agreements were generally consistent with those in place at similarly-situated public companies, were designed to keep our executives focused on their work responsibilities during the uncertainty that accompanies a potential change-in-control, and (consistent with the recommendation of our CEO) were necessary to retain and recruit our senior executives. The Compensation Committee also deemed it important from a retention perspective to treat all of the named executive officers similarly with respect to their change-in-control arrangements, except that on October 29, 2012, Mr. Winterhalter's agreement was amended so that the Corporation's medical and dental insurance will remain available to him until his eligibility for Medicare in the event of his termination without cause or for good reason or his retirement, with the Board's approval, within two years after a change in control. Mr. Roos' agreement will expire when he retires from the Corporation on December 21, 2012.

Termination Agreement. In addition, shortly after our spinoff from Alberto Culver, we entered into a termination agreement with Mr. Winterhalter to encourage his retention as CEO during an important transition period. This agreement provides a lower level of payments and benefits to Mr. Winterhalter if his employment is involuntarily terminated in situations that do not involve a change in control. Please see "Potential Payments Upon Termination or Change in Control Arrangements" on page 52 of this proxy statement for a description of and potential payouts under the Change-in Control and Termination Agreements.

Treatment of Equity Awards upon Change in Control. Under the terms of our 2007 Omnibus Plan and our 2010 Omnibus Plan, stock option and restricted stock awards have "double trigger" change-in-control vesting if the awards are assumed by the surviving company and equitably converted to awards for publicly traded stock in connection with such transaction. This means that the awards would vest upon the holder's involuntary separation from service within two years following the change in control, or such other period specified by the Compensation Committee. If the awards are not assumed by the surviving company and equitably converted, they would vest upon the change in control. This vesting approach aids in our ability to retain key executives during the critical time leading up to and following a change in control.

Stock Ownership and Retention Guidelines

Consistent with our commitment to aligning the interests of our executives with stockholders, the Nominating and Corporate Governance Committee of our Board of Directors has adopted stock ownership guidelines which apply to our executives at the vice president level and above. Pursuant to these guidelines, executives are encouraged to own shares of our Common Stock generally equal in value to a multiple of their annual base salary (as in effect on December 1st of each year) depending on such executive's level in the Corporation. Vested stock options count towards the grantee's stock ownership totals, with each option counting as one share of stock owned. Unvested stock options and restricted shares (stock for which restrictions have not lapsed) do not count as stock owned under the guidelines. The executive officer stock ownership guidelines, as applicable to the named executive officers, are as follows:

CEO	Five times annual base salary
Senior Vice Presidents	Three times annual base salary
Vice Presidents	One time annual base salary

Until such time as the officer reaches his or her equity ownership guideline, the officer will be required to retain that percentage of the shares of Common Stock received upon lapse of the restrictions upon restricted stock and upon exercise of stock options (net of any shares utilized to pay for the exercise price of the option and tax withholding) as set forth below:

Retention Requirement	
Chief Executive Officer	100%
Senior Vice Presidents	50%
Vice Presidents	50%

Because officers must retain a percentage of shares resulting from any exercise of stock options or the lapsing of restrictions upon restricted stock until they achieve the specified guidelines, there is no minimum time period required to achieve the equity ownership guidelines set forth above. As of December 1, 2012, all of our executive officers were in compliance with our equity ownership guidelines.

The Compensation Committee may in the future consider an executive's achievement of the guideline stock ownership targets in its award of further equity grants.

Beginning in fiscal year 2013, we have instituted stock ownership and retention guidelines for our independent directors.

Use of Pre-Approved Trading Plans

We permit our executive officers and Directors to enter into pre-approved trading plans established according to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with an independent broker-dealer to enable them to either a) purchase securities; or b) to recognize the value of their compensation and diversify their holdings of our securities during periods in which they might otherwise not be able to buy or sell our stock because important information about us had not been publicly released. These plans include specific instructions for the broker to exercise options or purchase or sell stock on behalf of the plan participant if our stock price reaches a specified level or certain events occur. The plan participant no longer controls the decision to purchase, exercise or sell the securities in the plan. Generally, when our executive officers trade under these plans they are publicly disclosed in Section 16 filings with the SEC. All five of our named executive officers (Messrs. Winterhalter, Flaherty, Spinozzi, Golliher and Roos) had Rule 10b5-1 sale plans in place during fiscal 2012. Four of our directors (Messrs. Eisenberg, Miller and Rabin and Ms. Affeldt), had Rule 10b5-1 sale plans in place during fiscal 2012.

Policy Against Hedging Company Stock

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or other employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities but without the full risks and rewards of ownership. When that occurs, he or she may no longer have the same objectives as the Corporation's other stockholders. Therefore, pursuant to our published insider trading policy, our directors, officers and other employees are prohibited from engaging in any such transactions.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility for federal income tax purposes of compensation paid to our named executive officers (other than our Chief Financial Officer). Under Section 162(m), compensation paid to each of these officers in excess of $1,000,000 per year is deductible by us only if it is "performance-based." The Compensation Committee believes that tax deductibility of compensation is an important consideration in establishing our executives' compensation. For example, the awards made for fiscal 2012 under the AIP and the stock options granted under the 2007 Omnibus Plan or the 2010 Omnibus Plan may qualify as performance- based compensation that is exempt from the deduction limitations of Section 162(m). However, with the goal of providing a compensation program that enhances shareholder value, the Compensation Committee reserves flexibility to approve compensation arrangements that are not fully tax deductible by us.

Consideration of Most Recent Advisory Shareholder Vote on Executive Compensation

At the annual meeting of stockholders on January 28, 2011, in the first advisory vote on executive compensation, over 98% of the shares voted were voted in support of the compensation of the Corporation's named executive officers. The Compensation Committee appreciates and values the views of our stockholders. In considering the results of the 2011 advisory vote on executive compensation and feedback from our stockholders, the Compensation Committee concluded that the compensation paid to our executive officers and the Corporations' overall executive pay practices have strong stockholder support and have been effective in implementing the Corporation's stated compensation philosophy and objectives. The Committee recognizes that executive pay practices and notions of sound governance principles continue to evolve. Consequently, the Committee intends to continue paying close attention to the advice and counsel of its compensation advisors and invites our stockholders to communicate any concerns or opinions on executive pay directly to the Compensation Committee or the Board. Please refer to "Stockholder—Director Communications" on page 13 for information about communicating with the Board.

Also at the annual meeting of stockholders on January 28, 2011, our stockholders expressed a preference that advisory votes on executive compensation occur every three years. In accordance with the results of this vote, the Board determined to implement an advisory vote on executive compensation every three years until the next required vote on the frequency of shareholder votes on the compensation of executives, which is scheduled to occur at the 2017 annual meeting. The next advisory vote on executive compensation is scheduled to occur at the 2014 annual meeting.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K included in this Proxy Statement. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee

Kathleen J. Affeldt (Chair)
Marshall E. Eisenberg
Martha J. Miller
Edward W. Rabin

The foregoing report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains compensation information for our named executive officers. The information included in this table reflects compensation earned by the named executive officers for services rendered to us for the years ended September 30, 2012, September 30, 2011 and September 30, 2010.

SUMMARY COMPENSATION TABLE

Name and Principal Position(1)	Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Gary G. Winterhalter	2012	959,154	—	3,188,030	1,351,197	9,333	5,507,714
President and Chief Executive Officer	2011	921,923	569,500	2,584,961	1,928,522	15,542	6,020,448
	2010	882,308	—	1,858,124	1,307,933	13,092	4,061,457
Mark J. Flaherty	2012	440,692	—	1,030,463	372,492	13,455	1,857,102
Senior Vice President and	2011	422,797	284,750	1,005,263	439,853	23,185	2,175,848
Chief Financial Officer	2010	394,102	—	681,312	350,530	3,728	1,429,672
John R. Golliher	2012	440,692	—	1,030,463	507,147	13,455	1,991,757
President, Beauty Systems Group	2011	422,132	284,750	1,005,263	603,141	13,639	2,328,925
	2010	385,511	—	681,312	451,950	13,249	1,532,022
Michael G. Spinozzi	2012	466,615	—	1,030,463	371,550	13,568	1,882,196
President, Sally Beauty Supply	2011	447,711	284,750	1,005,263	502,734	13,496	2,253,954
	2010	419,299	—	681,312	452,213	13,597	1,566,421
Raal H. Roos	2012	317,557	—	482,314	268,370	12,568	1,080,809
Senior Vice President,							
General Counsel and Secretary(5)							

(1) Reflects principal positions held as of September 30, 2012.

(2) Reflects the grant date fair value of the stock awards, determined in accordance with ASC 718 and based on the fair market value of the underlying shares on the date of grant. Our named executive officers did not receive any stock awards in fiscal years 2012 or 2010.

(3) Reflects the grant date fair value of the option awards, determined in accordance with ASC 718. The assumptions used in the calculation of the grant date fair values of the option awards are included in Note 8 to our audited financial statements for the fiscal year ended September 30, 2012, included in our Form 10-K filed with the SEC on November 15, 2012.

(4) Amounts reported as "All Other Compensation" for our 2012 fiscal year include the following:

	Company Matching Contributions Pursuant to our 401(k) and Profit Sharing Plan ($)	Life Insurance Premiums ($)
Mr. Winterhalter	8,145	1,188
Mr. Flaherty	12,582	873
Mr. Golliher	12,582	873
Mr. Spinozzi	12,645	923
Mr. Roos	11,939	629

Perquisites and other personal benefits provided to each of the other named executive officers had an aggregate incremental cost of less than $10,000 and accordingly have been omitted from the table in accordance with SEC rules. For information regarding perquisites, please see "*Compensation Discussion and Analysis — Compensation Components for Fiscal 2012 — Benefits and Perquisites.*"

(5) Mr. Roos was not a named executive officer in fiscal years 2011 or 2010. Mr. Roos will retire from the Corporation on December 21, 2012. For information regarding his separation agreement with the Corporation, please see footnote (10) to the Potential Payments Upon Termination or Change in Control Table for Fiscal 2012 on page 57 of this Proxy Statement.

Narrative Discussion of Summary Compensation Table

Salary

As discussed above in "*Compensation Discussion and Analysis,*" the Compensation Committee generally reviews executive officer salaries within the first month of the fiscal year. In October 2011, the Compensation Committee increased the annual base salary for each of our named executive officers, as follows: Mr. Winterhalter $925,000 to $962,000; Mr. Flaherty, $425,000 to $442,000; Mr. Spinozzi, $450,000 to $468,000; Mr. Golliher, $425,000 to $442,000; and Mr. Roos, $309,000 to $318,270.

Option Awards

Option Awards consist of time-vesting stock option awards. Amounts reported reflect the grant date fair value of these awards.

Non-Equity Incentive Plan Compensation

The amounts reported reflect annual incentive awards earned for our 2012 fiscal year under the AIP. For information regarding the AIP, which was approved by our stockholders on April 26, 2007, please see "*Compensation Discussion and Analysis — Compensation Components for Fiscal 2012 — Annual Cash Incentive Bonus.*"

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2012

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($ / Sh) (3)	Grant Date Fair Value of Stock and Option Awards($) (4)
Gary G. Winterhalter	10/26/11	239,944	959,776	4,993,551	332,000	19.21	3,188,030
Mark J. Flaherty	10/26/11	66,147	264,587	2,496,775	107,312	19.21	1,030,463
John R. Golliher	10/26/11	66,147	264,587	2,496,775	107,312	19.21	1,030,463
Michael G. Spinozzi	10/26/11	70,038	280,151	2,496,775	107,312	19.21	1,030,463
Raal H. Roos	10/26/11	47,657	190,628	2,496,775	50,228	19.21	482,314

(1) Reflects threshold, target and maximum bonus opportunities under the financial component of our AIP. The Compensation Committee has discretion to reduce or increase the dollar value of an individual officer's AIP award by up to 50 percentage points below or above the percentage of the target award resulting from application of the financial performance formulas, based upon a subjective assessment of the individual's performance, but the adjusted payout cannot exceed such individual's Section 162(m) maximum award. Mr. Winterhalter's target AIP bonus was 100% of his base salary. The target AIP bonus for each of Messrs. Flaherty, Golliher, Spinozzi and Roos was 60% of his base salary. Please see "*Compensation Discussion and Analysis — Compensation Components for Fiscal 2012 — AIP Criteria Based on Financial Performance*" for additional information on these targets.

(2) On October 26, 2011, our Compensation Committee granted options to each of our named executive officers to purchase shares of our Common Stock under the 2010 Omnibus Plan. These options vest ratably over a four-year period beginning on October 25, 2012.

(3) The exercise price of the options is equal to the closing price of our Common Stock on the NYSE on the grant date.

(4) Reflects the grant date fair value of the options award ($9.6025) determined in accordance with ASC 718. The assumptions used in the calculation of the grant date fair value of the option awards are included in Note 8 to our audited financial statements for the fiscal year ended September 30, 2012, included in our Form 10-K filed with the SEC on November 15, 2012.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(12)
Gary G. Winterhalter	600,000(1)		9.57	12/04/2016		
	450,000(2)		9.66	04/26/2017		
	450,000(3)		8.80	10/24/2017		
	337,500	112,500(7)	5.24	10/22/2018		
	225,000	225,000(8)	7.42	10/21/2019		
	112,500	337,500(9)	11.39	10/19/2020	40,000(10)	1,003,600
		332,000(11)	19.21	10/26/2021		
Mark J. Flaherty	4,904(3)		8.80	10/24/2017		
	2,436(6)		7.42	07/23/2018	4,547(5)	114,084
	8,073	32,003(7)	5.24	10/22/2018		
	30,397	69,856(8)	7.42	10/21/2019		
		131,250(9)	11.39	10/19/2020	20,000(10)	501,800
		107,312(11)	19.21	10/26/2021		
John R. Golliher				10/24/2017	6,000(4)	150,540
		38,750(7)	5.24	10/22/2018		
		82,500(8)	7.42	10/21/2019		
	43,750	131,250	11.39	10/19/2020	20,000(10)	501,800
		107,312	19.21	10/26/2021		
Michael G. Spinozzi	115,000(1)		9.57	12/04/2016		
	155,000(2)		9.66	04/26/2017		
	155,000(3)		8.80	10/24/2017	6,000(4)	150,540
		38,750(7)	5.24	10/22/2018		
	55,250	82,500(8)	7.42	10/21/2019		
	43,750	131,250(9)	11.39	10/19/2020	20,000(10)	501,800
		107,312(11)	19.21	10/26/2021		
Raal H. Roos	70,500(1)		9.57	12/04/2016		
	59,040(2)		9.66	04/26/2017		
		20,500(7)	5.24	10/22/2018		
		41,000(8)	7.42	10/21/2019		
	20,500	61,500(9)	11.39	10/19/2020		
		50,228(11)	19.21	10/26/2021		

(1) On December 4, 2006, our Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2003 Alberto-Culver Company Stock Option Plan in the following amounts: Mr. Winterhalter, 600,000; Mr. Spinozzi, 115,000; and Mr. Roos, 100,000. These options vested ratably on December 3, 2007, 2008, 2009 and 2010.

(2) On April 26, 2007, our Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan in the following amounts: Mr. Winterhalter,

450,000; Messrs. Golliher and Spinozzi, 155,000; and Mr. Roos, 82,000. These options vested ratably over a four-year period that began on September 30, 2006, and therefore were fully vested as of September 30, 2012.

(3) On October 24, 2007, our Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan in the following amounts: Mr. Winterhalter, 450,000; Mr. Flaherty, 33,000; and Messrs. Golliher and Spinozzi, 155,000. These options vested ratably over a four-year period that began on October 24, 2007, and therefore were fully vested as of September 30, 2012.

(4) On October 24, 2007, our Compensation Committee granted 30,000 shares of time-based restricted stock to each of Messrs. Golliher and Spinozzi pursuant to the 2007 Omnibus Plan. The restrictions upon these awards lapse ratably over a five-year period that began on October 24, 2007.

(5) On July 23, 2008, our Compensation Committee granted Mr. Flaherty 30,000 time-based restricted shares of our Common Stock pursuant to the 2007 Omnibus Plan. The restrictions upon these awards lapse ratably over a five-year period that began on July 23, 2008.

(6) On July 23, 2008, our Compensation Committee granted Mr. Flaherty 100,000 options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan. These options vest over a four-year period that began on September 30, 2007, and therefore were fully vested as of September 30, 2012.

(7) On October 22, 2008, our Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan in the following amounts: Mr. Winterhalter, 450,000; Mr. Flaherty, 175,000; Messrs. Golliher and Spinozzi, 155,000; and Mr. Roos, 82,000. These options vest ratably over a four-year period that began on October 22, 2008.

(8) On October 21, 2009, our Compensation Committee granted options to purchase 450,000 shares of our Common Stock pursuant to the Alberto-Culver Company 2003 Stock Option Plan to Mr. Winterhalter. In addition, the Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan in the following amounts: Messrs. Flaherty, Golliher and Spinozzi, 165,000, and Mr. Roos, 82,000. These options vest ratably over a four-year period that began on October 21, 2009.

(9) On October 19, 2010, our Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2010 Omnibus Plan in the following amounts: Mr. Winterhalter, 450,000; Messrs. Flaherty, Golliher and Spinozzi, 175,000; and Mr. Roos, 82,000. These options vest ratably over a four- year period that began on October 19, 2010.

(10) On October 19, 2010, our Compensation Committee granted 50,000 shares of time-based restricted stock to Mr. Winterhalter and 25,000 shares of time-based restricted stock to each of Messrs. Flaherty, Golliher and Spinozzi pursuant to the 2010 Omnibus Plan. The restrictions upon these awards lapse ratably over a five-year period that began on October 19, 2010.

(11) On October 26, 2011, our Compensation Committee granted options to purchase shares of our Common Stock pursuant to the 2010 Omnibus Plan in the following amounts: Mr. Winterhalter, 332,000; Messrs. Flaherty, Golliher and Spinozzi, 107,312; and Mr. Roos, 50,228. These options vest ratably over a four-year period that began on October 26, 2011.

(12) Calculated by reference to the closing price for shares of our Common Stock on the NYSE on September 28, 2012, which was $25.09.

FISCAL 2012 OPTION EXERCISES AND STOCK VESTED TABLE

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gary G. Winterhalter	N/A	N/A	50,000	985,200(1)
Mark J. Flaherty	128,315	1,813,733(2)	9,183	198,140(2)
John R. Golliher	273,750	4,206,213(3)	11,000	202,600(3)
Michael G. Spinozzi	147,045	3,152,481(4)	11,000	202,600(4)
Raal H. Roos	177,429	3,258,734(5)	N/A	N/A

(1) Reflects the vesting of a portion of the restricted stock awards granted to Mr. Winterhalter. The value realized on vesting was computed based on the following:

Date of Award	Vesting Date	Number of Shares Vesting	Market Price at Vesting	Value Realized on Vesting
01/24/2007	1/23/2012	40,000	$20.14	$805,600
10/19/2010	10/18/2011	10,000	$17.96	$179,600

(2) Reflects the exercise of a portion of the options granted to Mr. Flaherty. The value realized on vesting was computed based on the following:

Date of Award	Exercise Date	Number of Options Exercised	Market Price at Exercise	Exercise Price
10/24/2007	1/19/2012	6,012	$20.50	$ 8.80
07/23/2008	1/11/2012	7,907	$20.00	$ 7.42
10/22/2008	1/11/2012 - 1/27/2012	24,911	$19.76 - $20.75	$ 5.24
10/21/2009	1/11/2012	10,735	$20.00 - $20.01	$ 7.42
10/19/2010	1/11/2012 - 2/02/2012	43,750	$19.69 - $21.00	$11.39
07/23/2008	9/24/2012	15,000	$27.25	$ 7.42
10/22/2008	9/24/2012	20,000	$27.25	$ 5.24

Reflects the vesting of a portion of the restricted stock awards granted to Mr. Flaherty. The value realized on vesting was computed based on the following::

Date of Award	Vesting Date	Number of Shares Vesting	Market Price at Vesting	Value Realized on Vesting
07/23/2008	7/22/2012	4,183	$25.90	$108,340
10/19/2010	10/18/2011	5,000	$17.96	$ 89,800

(3) Reflects the exercise of a portion of the options granted to Mr. Golliher. The value realized on vesting was computed based on the following:

Date of Award	Exercise Date	Number of Options Exercised	Market Price at Exercise	Exercise Price
04/26/2007	07/09/2012 - 07/10/2012	155,000	$27.00 - $27.16	$9.66
10/24/2007	01/11/2012	38,750	$19.90 - $19.97	$8.80
10/22/2008	01/11/2012	38,750	$19.97 - $20.05	$5.24
10/21/2009	01/11/2012	41,250	$19.64 - $19.90	$7.42

Reflects the vesting of a portion of the restricted stock awards granted to Mr. Golliher. The value realized on vesting was computed based on the following:

Date of Award	Vesting Date	Number of Shares Vesting	Market Price at Vesting	Value Realized on Vesting
10/24/2007	10/23/2011	6,000	$18.80	$112,800
10/19/2010	10/18/2011	5,000	$17.96	$ 89,800

(4) Reflects the exercise of a portion of the options granted to Mr. Spinozzi. The value realized on vesting was computed based on the following:

Date of Award	Exercise Date	Number of Options Exercised	Market Price at Exercise	Exercise Price
05/30/2006	9/20/2012	3,545	$27.00	$2.00
10/22/2008	9/20/2012 - 9/24/2012	116,250	$27.00 - $27.04	$5.24
10/21/2009	9/24/2012	27,250	$27.00 - $27.03	$7.42

Reflects the vesting of a portion of the restricted stock awards granted to Mr. Spinozzi. The value realized on vesting was computed based on the following:

Date of Award	Vesting Date	Number of Shares Vesting	Market Price at Vesting	Value Realized on Vesting
10/24/2007	10/23/2011	6,000	$18.80	$112,800
10/19/2010	10/18/2011	5,000	$17.96	$ 89,800

(5) Reflects the exercise of a portion of the options granted to Mr. Roos. The value realized on vesting was computed based on the following:

Date of Award	Exercise Date	Number of Options Exercised	Market Price at Exercise	Exercise Price
10/24/2007	4/18/2012 - 4/20/12	74,929	$25.8500 - $25.91	$8.80
10/22/2008	4/16/2012	61,500	$25.2100 - $25.82	$5.24
10/21/2009	4/16/2012	41,000	$25.2100 - $25.84	$7.42

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Severance Agreements and Termination Agreement

Executive Officer Severance Agreements

NEO Severance

If involuntarily terminated within 24 months after change in control:

- **prorated final year annual bonus**
- **1.99 – 2.99 times base salary + average 5-year bonus**
- **accrued salary and vacation pay**
- **continued medical and welfare benefits**

We have severance agreements with certain of our executive officers, including each of our named executive officers. Each severance agreement provides that if, in the 24 months following a "change in control," which is defined in the severance agreements and described below, the executive's employment is terminated by us without "cause" or by the executive for "good reason," then the executive will be entitled to certain benefits. These benefits include (i) a cash payment equal to the executive's annual bonus, as determined in accordance with our annual incentive plan, pro-rated to reflect the portion of the year elapsed prior to the executive's termination, (ii) a lump-sum cash payment equal to a multiple of the executive's annual base salary at the time of termination plus a multiple of the average dollar amount of the executive's actual or annualized annual bonus in respect of the five fiscal years preceding termination (or, such portion thereof during which the executive performed services for us if he has been employed by us for less than the five year period), (iii) any accrued but unpaid salary and vacation pay, and (iv) continued medical and welfare benefits, on the same terms as prior to termination, for a period of 24 months following termination. If the executive's employment is terminated by us for "cause," by the executive for any reason other than "good reason," or as a result of the executive's death or disability, then the executive will be entitled to receive a cash amount equal to any accrued but unpaid salary and vacation pay. On October 29, 2012, Mr. Winterhalter's agreement was amended so that the Corporation's medical and dental insurance will remain available to him until his eligibility for Medicare in the event of his termination without cause or resignation for good reason or his retirement, with the Board's approval, within 24 months after a change in control.

For purposes of the severance agreements, "change in control" generally includes:

- the acquisition by any person, other than CDRS or its affiliates, of 20% or more of the voting power of our outstanding Common Stock;
- a change in the majority of the incumbent Board of Directors;
- certain reorganizations, mergers or consolidations of us involving a change of ownership of 50% or more of our common stock or sales of substantially all of our assets; or
- stockholder approval of our complete liquidation or dissolution.

The named executive officers who are parties to severance agreements with us, and their respective payment multiples, are set forth in the following table:

Executive Officer	Multiple
Gary G. Winterhalter	2.99
Mark J. Flaherty	1.99
John H. Golliher	1.99
Michael G. Spinozzi	1.99
Raal H. Roos	1.99

Chief Executive Officer Termination Agreement

On June 19, 2006, Alberto-Culver and Sally Holdings, Inc. (now Sally Holdings LLC, an indirect subsidiary of Sally Beauty Holdings, Inc.) entered into a termination agreement with Mr. Winterhalter, which was amended on January 24, 2007. Mr. Winterhalter's termination agreement provides that, in the event that his employment is terminated by us without "cause" or by Mr. Winterhalter for "good reason," we will:

- pay to Mr. Winterhalter a lump sum payment equal to two times his current salary plus two times the average dollar amount of his actual or annualized annual bonus, paid or payable, in respect of the five fiscal years immediately preceding the fiscal year in which the date of termination occurs;
- pay for and provide to Mr. Winterhalter outplacement services with an outplacement firm of his choosing, provided that we are not to be responsible for such services to the extent they exceed $12,000 or are provided for more than one year following the date of termination; and
- continue to provide Mr. Winterhalter with medical benefits for a period of 18 months, at active-employee rates. At the conclusion of the 18 month period, we will pay Mr. Winterhalter a lump sum cash payment in an amount equal to the monthly cost to us of such benefits times six, such that he will receive a total of 24 months of subsidized medical coverage. On October 29, 2012, Mr. Winterhalter's agreement was amended so that the Corporation's medical and dental insurance will remain available to him until his eligibility for Medicare in the event of his termination without cause or resignation for good reason or his retirement with the Board's approval.

Code Section 280G Cut-Back

Pursuant to the terms of the severance agreements and Mr. Winterhalter's termination agreement, any payments to the executive under such agreements will be reduced so that the present value of such payments plus any other "parachute payments" as determined under Section 280G of the Internal Revenue Code will not, in the aggregate, exceed 2.99 times the executive's average taxable income from us over the five-year period ending prior to the year in which a change in control occurs. However, no such reduction will apply to payments that do not constitute "excess parachute payments" under Section 280G of the Internal Revenue Code.

Equity Awards

Alberto-Culver Employee Stock Option Plan of 2003

Pursuant to the Alberto-Culver Employee Stock Option Plan of 2003, or the ACSOP, in the event of a change in control, as defined below, all outstanding options under the ACSOP will immediately become fully exercisable. Mr. Winterhalter is the only person who still holds unvested options granted under the ACSOP.

For purposes of the ACSOP, the term "change in control" generally means the first to occur of:

- the acquisition (other than directly from us) by any person, other than us, our subsidiaries, or our employee benefit plans, of both (i) 20% or more of the voting power of our outstanding Common Stock, and (ii) voting power of our outstanding Common Stock in excess of the voting power held by (a) Leonard H. Lavin and Bernice E. Lavin, whom we refer to together as the Lavins, (b) the descendants and spouses of the Lavins, (c) the estates of the Lavins and those of their descendants and spouses, (d) any trusts or similar arrangements for the benefit of either of the Lavins or their respective descendants and spouses, (e) the Lavin Family Foundation, and (f) any other charitable organizations established by either of the Lavins or their respective descendants and spouses.

- a change in the majority of our incumbent directors;
- certain mergers or consolidations involving us or certain sales of substantially all of our assets; and
- stockholder approval of our complete liquidation or dissolution.

Certain Award Agreements with our Named Executive Officers

The award agreements with respect to the options granted to Messrs. Winterhalter, Golliher, Spinozzi and Roos on December 4, 2006 under the ACSOP (all of which are currently vested) contain the following post-termination exercise provisions:

- if the grantee's employment is terminated due to retirement, the options will remain exercisable until the earlier of 36 months and the expiration of the option term;
- if the grantee's employment is terminated due to his death or disability, the options will remain exercisable until the earlier of 12 months and the expiration of the option term;
- if the grantee's employment is terminated without "cause," as defined in the ACSOP, the options will remain exercisable until the earlier of 90 days and the expiration of the option term; and
- if the grantee's employment is for any other reason, including termination for "cause" or due to voluntary termination, the options will remain exercisable until the earlier of 30 days (or 90 days if such termination follows a change in control) and the expiration of the option term.

The award agreement with respect to the options granted to Mr. Winterhalter on October 21, 2009 under the ACSOP contain the following post-termination vesting and exercise provisions:

- if his employment is terminated due to retirement, and unless he agrees to certain restricted covenants described below under "*2007 Omnibus Plan,*" (i) the options that are exercisable as of the date of retirement will remain exercisable until the earlier of 12 months and the expiration of the option term, and (ii) any unvested options will be forfeited and cancelled as of the date of the termination. If Mr. Winterhalter agrees to such restrictive covenants, then, for the three-year period following his retirement, he will continue to vest in the portion of the options that were not vested and exercisable as of the date of his retirement and such options will remain exercisable until the earliest of (i) 60 days following the third anniversary of his retirement or the first anniversary of his death, (ii) his violation of the restricted covenants, or (iii) the expiration of the option term. Any unvested portion of the options will be forfeited and cancelled;
- if his employment is terminated due to his death or disability, (i) the options will become immediately exercisable as to the number of shares previously vested and that would have vested as of the next vesting date after the date of termination and the options, to the extent so vested, will remain exercisable until the earlier of 12 months and the expiration of the option term, and (ii) any unvested portion of the options will be forfeited and cancelled as of the date of the termination;
- if his employment is terminated without "cause," (i) the options that are exercisable as of the date of termination will remain exercisable until the earlier of 60 days and the expiration of the option term, and (ii) any unvested portion of the options will be forfeited and cancelled as of the date of the termination;
- if his employment is for "cause" or due to voluntary termination without "good reason," the options will immediately terminate and be cancelled, whether or not vested; and

- in the case of a change in control, the options will vest immediately unless they are assumed by the surviving company, as described below in the case of options granted under the 2007 Omnibus Plan.

2007 Omnibus Plan and 2010 Omnibus Plan

Pursuant to the 2007 Omnibus Plan and the 2010 Omnibus Plan, collectively the Omnibus Plans, in the event of a change in control, as defined below, the Compensation Committee may determine that all outstanding awards will be honored or assumed, or new rights substituted therefor, by the surviving company; provided that any substitute award must (i) be based on shares of common stock that are traded on an established U.S. securities market; (ii) provide the participant substantially equivalent or more favorable terms and conditions than those applicable to the old award; (iii) have substantially equivalent economic value to the old award (determined at the time of the change in control); and (iv) provide that in the event that the participant is involuntarily terminated within two years after the change in control, or such other period specified by the Compensation Committee, the award will vest.

If the Compensation Committee does not provide for substitute awards as described above or make another determination with respect to the treatment of awards, then, upon the occurrence of a change in control:

- all outstanding options and stock appreciation rights will become exercisable immediately before the change in control;
- all time-based vesting restrictions on restricted stock and restricted stock units will lapse immediately before the change in control;
- shares of common stock underlying awards of restricted stock units and deferred stock units (other than performance awards) will be issued immediately before the change in control; and
- with respect to performance awards, the performance period will end as of the change in control and the participant will earn a pro rata payout equal to the product of the target opportunity and the payout percentage that corresponds as closely as possible to the actual level of achievement of performance goals against target, measured as of the date of the change in control; or
- at the Compensation Committee's discretion, each award will be canceled in exchange for an amount equal to a value determined in accordance with the Omnibus Plans, based on the change in control price.

For purposes of the Omnibus Plans, the term "change in control" generally means the first to occur of:

- the acquisition by any person, other than us, our subsidiaries, our employee benefit plans, or a certain designated fund or its affiliates, of 50% or more of the voting power of our outstanding Common Stock;
- a change in the majority of our incumbent directors within any 24 month period;
- certain mergers or consolidations involving a change in ownership of 50% or more of our Common Stock or the sale of substantially all of our assets; or
- stockholder approval of our liquidation or dissolution.

Pursuant to the Omnibus Plans, if the grantee's employment terminated:

- for "cause," (i) all of his or her options (both vested and unvested) will be forfeited and cancelled, and (ii) any outstanding shares of restricted stock, restricted stock units or performance awards will be forfeited and cancelled as of the date of such termination;

- due to the grantee's death or disability, (i) his or her options will become immediately exercisable as to the number of shares previously vested and that would have vested as of the next vesting date after the date of termination, and the options, to the extent so vested, will remain exercisable until the 12 month anniversary of the date of termination , (ii) any of his or her option shares that are not so vested will be forfeited and cancelled as of the date of the termination, (iii) his or her restricted stock or restricted stock units will vest as to the number of shares that would have vested as of the next vesting date after the date of termination, (iv) any shares of restricted stock or restricted stock units that are not so vested will be forfeited and cancelled as of the date of the termination, and (v) the payout opportunities attainable under all of his or her outstanding performance-based awards will vest based on actual performance through the end of the performance period, and the awards will payout on a pro-rata basis, based on the time elapsed prior to the date of termination;
- due to the grantee's retirement (as defined in the Omnibus Plans), and unless the grantee agrees to certain restricted covenants described below, (i) any options that are exercisable as of the date of retirement will remain exercisable until the earlier of 12 months and the expiration of the option term, (ii) any unvested options will be forfeited and cancelled as of the date of the termination, and (iii) any outstanding shares of restricted stock, restricted stock units or performance awards will be forfeited and cancelled as of the date of such termination; or
- for any reason other than as described above, (i) any options that are exercisable as of the date of termination will remain exercisable until the earlier of 60 days and the expiration of the option term, (ii) any unvested options will be forfeited and cancelled as of the date of the termination; and (iii) any outstanding shares of restricted stock, restricted stock units or performance awards will be forfeited and cancelled as of the date of such termination.

The Omnibus Plans contain certain restrictive covenants, including non-competition, non-solicitation, non-disclosure and non-disparagement covenants, that apply to the holder of an option during the term of his or her employment, any post-termination exercise period, and the one-year period following the expiration of any post-termination exercise period. If an option holder violates any of these covenants, then any options, to the extent unexercised, will automatically terminate and be cancelled upon the first date of the violation and, in the case of the termination of the grantee's employment for "cause," he or she will remit to us in cash, to the extent applicable, the excess of (A) the greater of the closing price for shares of our Common Stock on (i) the date of exercise and (ii) the date of sale of the shares of Common Stock underlying the options, over (B) the exercise price, multiplied by the number of shares of Common Stock subject to the options (without reduction for any shares of Common Stock surrendered or attested to) the grantee realized from exercising all or a portion of the options within the period commencing six months prior to the termination of his or her employment and ending on the one-year date. This provision does not apply to the restricted stock or restricted stock unit awards made under the Omnibus Plans.

In addition, the Omnibus Plans provide that, in the event that the grantee's service with us is terminated as a result of the grantee's retirement (as defined in the Omnibus Plans) and the grantee agrees to be bound for a three-year period by certain restrictive covenants, including non-competition, non-solicitation, non-disclosure and non-disparagement covenants, then (i) the payout opportunities attainable under all of the grantee's outstanding performance-based awards will vest based on actual performance through the end of the performance period, and the awards will payout on a pro-rata basis, based on the time elapsed prior to the date of retirement, and (ii) for the three-year period following the grantee's retirement, (ii) the grantee's outstanding restricted stock and restricted stock units will continue to vest, and (iii) the grantee will continue to vest in the portion of the options that were not vested and exercisable as of the date of his or her retirement, as if the grantee's service had not terminated. If the grantee violates any of the restrictive covenants during the three-year period, all outstanding options (whether or not vested) and all unvested restricted stock, restricted stock units or performance awards then held by the grantee will be immediately forfeited and cancelled as of the date of such violation.

Potential Realization Value of Equity Awards upon a Change in Control without Termination

Under the ACSOP, the 2007 Omnibus Plan and the 2010 Omnibus Plan, in the event of a change in control, the vesting of outstanding awards may be accelerated regardless of whether the employment of the holder of such an award is terminated in connection therewith. The following table shows the potential realizable value of outstanding awards granted to our named executive officers pursuant to the ACSOP, the 2007 Omnibus Plan and the 2010 Omnibus Plan, assuming that:

- an event which has constituted a change in control under each of the ACSOP, the 2007 Omnibus Plan and the 2010 Omnibus Plan, each as described above, was consummated on September 28, 2012, the last business day of fiscal year 2012;
- with respect to options awarded pursuant to the ACSOP, the change in control involved a transaction pursuant to which our stockholders received consideration other than registered stock;
- with respect to outstanding options awarded pursuant to the 2007 Omnibus Plan or the 2010 Omnibus Plan, that the Compensation Committee did not exercise its discretion to cancel the options in exchange for a cash payment based upon the difference between the price per share offered in connection with the change in control and the exercise price;
- with respect to outstanding awards granted pursuant to the 2007 Omnibus Plan or the 2010 Omnibus Plan, that the Compensation Committee did not provide for substitute awards or make another determination with respect to the treatment of awards;
- each named executive officer exercised all previously unexercisable options only to the extent that the exercise price of such options did not equal or exceed the closing price for shares of our Common Stock on the NYSE on September 28, 2012; and
- each named executive officer sold the shares of our Common Stock underlying his or her previously unvested shares of restricted stock at the closing price for shares of our Common Stock on the NYSE on September 28, 2012.

Name	Amount Payable($)(1)
Gary G. Winterhalter	**$13,788,385**
Mark J. Flaherty	**$4,914,620**
John H. Golliher	**$5,308,423**
Michael G. Spinozzi	**$5,308,423**
Raal H. Roos	**$2,269,286**

(1) Calculated in accordance with SEC rules by reference to the closing price for our Common Stock on the NYSE on September 28, 2012, which was $25.09.

Potential Payments upon Termination or Change in Control

The following table provides the estimated payments that would be made to our named executive officers under their severance agreements and, with respect to Mr. Winterhalter, his termination agreement, as well as the amounts our named executive officers would receive upon the exercise and sale of certain equity awards that were accelerated in connection with employment termination, assuming that:

- each named executive officer's employment with us was terminated on September 28, 2012, the last business day of our fiscal year 2012;
- with respect to the columns in the following table that reflect amounts that would have been received based on a termination of employment in connection with a change in control, the named executive officer's employment with us was terminated in connection with an event that constituted a change in control under any agreement or plan described above;
- the base salary earned by each named executive officer for his services to us through September 28, 2012 has been fully paid;
- with respect to options awarded pursuant to the ACSOP, the change in control involved a transaction pursuant to which our stockholders received consideration other than registered stock;
- with respect to options awarded pursuant to the 2007 Omnibus Plan or the 2010 Omnibus Plan, the Compensation Committee did not exercise its discretion to cancel the options in exchange for a cash payment based upon the difference between the price per share offered in connection with the change in control and the exercise price;
- with respect to awards granted pursuant to the 2007 Omnibus Plan or the 2010 Omnibus Plan, the Compensation Committee did not provide for substitute awards or make another determination with respect to the treatment of awards;
- each named executive officer exercised all options that were accelerated by virtue of his termination at the closing price for shares of our Common Stock on the NYSE on September 28, 2012, which was $25.09, but only to the extent that the exercise price of such options did not equal or exceed $25.09; and
- each named executive officer sold the shares of restricted stock with respect to which vesting was accelerated by virtue of his termination at the closing price for shares of our Common Stock on the NYSE on September 28, 2012, which was $25.09.

In addition, the amounts presented in the following table do not reflect amounts the named executive officer earned or accrued prior to termination, such as such officer's previously vested options and restricted stock. For information about these previously earned and accrued amounts, see the "Fiscal Year 2012 Summary Compensation Table," "Outstanding Equity Awards at 2012 Fiscal Year End Table," and "Option Exercises and Stock Vested In Fiscal Year 2012," located elsewhere in this Proxy Statement.

Potential Payments Upon Termination or Change in Control Table for Fiscal 2012

Name and Principal Position	Benefit Description	No Change in Control Termination w/o Cause	No Change in Control Voluntary Termination w/ Good Reason	No Change in Control Voluntary Termination w/o Good Reason	No Change in Control Termination Due to Death	No Change in Control Termination Due to Disability	Change in Control Termination w/o Cause or for Good Reason	Change in Control Termination w/ Cause or w/o Good Reason
Gary G. Winterhalter . President & Chief Executive Officer	Prorata bonus(1)	0	0	0	0	0	1,351,197	0
	Severance pay(2)	1,924,000	1,924,000	0	0	1,924,000	2,876,380	0
	Bonus payment(3)	1,946,606	1,946,606	0	0	1,946,606	2,910,176	0
	Stock option vesting(4)	0	0	0	6,250,290	6,250,290	12,784,785	12,784,785
	Restricted stock vesting(5)	0	0	0	250,900	250,900	1,003,600	1,003,600
	Health care benefits continuation(6)	14,418	14,418	0	0	14,418	22,848	0
	Health care benefits lump sum value(7)	4,806	4,806	0	0	4,806	0	0
	Accrued vacation(8)	46,805	46,805	46,805	46,805	0	46,805	46,805
	Exec Outplacement	12,000	12,000	0	0	12,000	0	0
	TOTAL VALUE	3,948,635	3,948,635	46,805	6,547,995	10,403,020	20,995,791	13,835,190
Mark J. Flaherty . . . . Senior Vice President, Chief Financial Officer	Prorata bonus(1)	0	0	0	0	0	372,492	0
	Severance pay(2)	0	0	0	0	0	879,580	0
	Bonus payment(3)	0	0	0	0	0	526,397	0
	Stock option vesting(4)	0	0	0	1,993,606	1,993,606	4,298,736	4,298,736
	Restricted stock vesting(5)	0	0	0	239,534	239,534	615,884	615,884
	Health care benefits continuation(6)	0	0	0	0	0	28,752	0
	Health care benefits lump sum value(7)	0	0	0	0	0	0	0
	Accrued vacation (8)	22,079	22,079	22,079	22,079	0	22,079	22,079
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	22,079	22,079	22,079	2,255,219	2,233,140	6,743,920	4,936,699
John R. Golliher . . . . President, Beauty Systems Group	Prorata bonus(1)	0	0	0	0	0	507,147	0
	Severance pay(2)	0	0	0	0	0	879,580	0
	Bonus payment(3)	0	0	0	0	0	648,993	0
	Stock option vesting(4)	0	0	0	2,255,200	2,255,200	4,656,083	4,656,083
	Restricted stock vesting(5)	0	0	0	275,990	275,990	652,340	652,340
	Health care benefits continuation(6)	0	0	0	0	0	28,752	0
	Health care benefits lump sum value(7)	0	0	0	0	0	0	0
	Accrued vacation(8)	24,880	24,880	24,880	24,880	0	24,880	24,880
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	24,880	24,880	24,880	2,556,070	2,531,190	7,397,775	5,333,303
Mike G. Spinozzi . . . . President, Sally Beauty Supply	Prorata bonus(1)	0	0	0	0	0	371,550	0
	Severance pay(2)	0	0	0	0	0	931,320	0
	Bonus payment(3)	0	0	0	0	0	661,215	0
	Stock option vesting(4)	0	0	0	2,255,200	2,255,200	4,656,083	4,656,083
	Restricted stock vesting(5)	0	0	0	275,990	275,990	652,340	652,340
	Health care benefits continuation(6)	0	0	0	0	0	28,848	0
	Health care benefits lump sum value(7)	0	0	0	0	0	0	0
	Accrued vacation(8)	21,528	21,528	21,528	21,528	0	21,528	21,528
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	21,528	21,528	21,528	2,552,718	2,531,190	7,322,884	5,329,951
Raal H. Roos . . . . . . Senior Vice President, General Counsel and Corporate Secretary(9)	Prorata bonus(1)	0	0	0	0	0	268,370	0
	Severance pay(2)	0	0	0	0	0	633,357	0
	Bonus payment(3)	0	0	0	0	0	358,443	0
	Stock option vesting(4)	0	0	0	1,123,845	1,123,845	2,269,286	2,269,286
	Restricted stock vesting(5)	0	0	0	0	0	0	0
	Health care benefits continuation(6)	0	0	0	0	0	21,744	0
	Health care benefits lump sum value(7)	0	0	0	0	0	0	0
	Accrued vacation(8)	35,109	35,109	35,109	35,109	0	35,109	35,109
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	35,109	35,109	35,109	1,158,954	1,123,845	3,586,309	2,304,395

(1) Based on the annual bonus earned for fiscal year 2012.

(2) Reflects, as an element of severance, the applicable multiple of the executive's annual base salary.

(3) Reflects, as an element of severance, the applicable multiple of the executive's annual bonus. The amount reflected in the table is based on the following: (i) for Messrs. Winterhalter, Golliher, Spinozzi and Roos, the average annual bonus that the executive received in the five

fiscal years prior to fiscal 2012; and (ii) for Mr. Flaherty, the bonus he received for fiscal years 2008, 2009, 2010 and 2011 (due to the fact he commenced employment with us in October 2007 and, therefore, has only received four prior bonus payments).

(4) Reflects the difference between the closing price for shares of our Common Stock on the NYSE on September 28, 2012, the last trading day of our 2012 fiscal year ($25.09) and the exercise price of the unvested stock options held by our named executive officers. The unvested stock options were awarded under the ACSOP, the 2007 Omnibus Plan, and the 2010 Omnibus Plan.

(5) Reflects the value of restricted stock, calculated by multiplying the number of shares of restricted stock by the closing the price for shares of our Common Stock on the NYSE on September 28, 2012, the last trading day of our 2012 fiscal year ($25.09).

(6) Reflects the cost of continued medical and welfare benefits, based on (i) our portion of the projected cost of the benefits (the executive pays the employee cost for such coverage), (ii) the level of medical coverage selected by the executive (employee only, employee plus one, or family) and (iii) the level of life insurance and disability coverage (which is a function of salary up to the limits of the applicable benefit). On October 29, 2012, Mr. Winterhalter's Termination and Severance Agreements were amended so that the Corporation's medical and dental insurance will remain available to him until his eligibility for Medicare, in the event of his termination without cause or resignation for good reason or his retirement with the Board's approval.

(7) Reflects the full cost to us of the lump sum payment, based on the level of medical coverage selected by Mr. Winterhalter (employee only, employee plus one, or family). On October 29, 2012, Mr. Winterhalter's Termination and Severance Agreements were amended so that the Corporation's medical and dental insurance will remain available to him until his eligibility for Medicare, in the event of his termination without cause or resignation for good reason or his retirement with the Board's approval.

(8) Based on the number of accrued vacation hours available for the executive as of September 30, 2012, multiplied by the equivalent hourly rate for the executive's base salary.

(9) The table reflects amounts that Mr. Roos would have received pursuant to his Severance Agreement, assuming he had terminated employment pursuant to the conditions thereof on September 28, 2012. Mr. Roos will retire from the Corporation on December 21, 2012, and, in connection with such retirement, his Severance Agreement will expire and he will not be entitled to any benefits thereunder. However, in connection with his retirement, the Corporation and Mr. Roos entered into a release and separation agreement, pursuant to which he will receive the following payments and benefits: (i) a severance payment of $424,360, (ii) an additional payment of $39,732, which represents the cost of 53 months of continued participation in the group medical benefits to which he and/or his eligible dependents would be entitled under COBRA, less the amount he would have paid for such coverage active employee rates, (iii) a payment equivalent to 25% of the award that would have been paid to him under the 2013 AIP, if any, assuming achievement of applicable performance objectives, and (iv) a payment equivalent to his earned but unused vacation pay. In addition, Mr. Roos is eligible for the option exercise period extension benefits of the 2007 Omnibus Plan and 2010 Omnibus Plan (as described above), and the Corporation has extended the same post-retirement exercise period to his vested stock options granted under the 2003 ACSOP.

Executive Officer Indemnification Agreement

Each member of the Board, including Mr. Winterhalter, has been provided with an indemnification agreement. Please see "Director Indemnification Agreements" earlier in this Proxy Statement for a description of these arrangements.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Sally Beauty Holdings, Inc., their ages (as of November 15, 2012), and their positions for at least the last five years are as follows:

Gary G. Winterhalter, 60, has been our Chairman of the Board since August 2012 and our President and Chief Executive Officer and a member of our Board since November 2006. From May 2005 to our separation from Alberto-Culver, Mr. Winterhalter served as the President of Sally Holdings. From January 2004 to May 2005, Mr. Winterhalter served as President, Sally Beauty Supply/BSG North America, and from January 1996 to January 2004, he served as President of Sally USA. Mr. Winterhalter also served in other operating positions with Alberto-Culver between 1987 and 1996.

Mark J. Flaherty, 49, has been our Senior Vice President and Chief Financial Officer since June 2008. Mr. Flaherty served as the Acting Chief Financial Officer of the Corporation from April to June 2008 and as the Vice President, Chief Accounting Officer and Controller from October of 2007 to April of 2008. Prior to joining the Corporation, Mr. Flaherty served as the Chief Financial Officer of Tandy Brands Accessories, Inc. from August 2002 to October 2007, as its Treasurer from October 2002 to October 2007, and as its Assistant Secretary from October 2003 to October 2007. Mr. Flaherty previously served as Tandy Brands' Corporate Controller from June 1997 through August 2002. From 1991 to June 1997, Mr. Flaherty held the positions of Divisional Controller and Assistant Corporate Controller of various companies in the real estate and staffing industries. Prior to 1991, Mr. Flaherty was employed in the audit practice at the accounting firm formerly known as Coopers & Lybrand. Mr. Flaherty is a certified public accountant.

John R. Golliher, 60, has been the President of Beauty Systems Group LLC since November 2006. From July 2006 until our separation from Alberto-Culver, Mr. Golliher served as President of Beauty Systems Group. From December 2003 to July 2006, Mr. Golliher served as Vice President and General Manager for the West Coast Beauty Systems division of Beauty Systems Group. From October 2001 to December 2003, Mr. Golliher served as Vice President of Full Service Sales, Beauty Systems Group East.

Matthew O. Haltom, 41, has been our Senior Vice President, General Counsel and Secretary since November 2012. Mr. Haltom has served in several positions with the Corporation since November 2006, including as Vice President, Deputy General Counsel and Assistant Secretary from January 2010 to November 2012 and Associate General Counsel from 2006 to 2010. Mr. Haltom previously served as chief securities counsel for two other publicly-traded companies. Mr. Haltom has a B.A. and an M.A. in Government from the University of Texas at Austin and a J.D. from Georgetown University Law Center.

Michael G. Spinozzi, 53, has been the President of Sally Beauty Supply LLC since November 2006. From May 2006 until our separation from Alberto-Culver, Mr. Spinozzi served as President of Sally Beauty Supply. From March 2001 to February 2006, Mr. Spinozzi served in several capacities at Borders Group, Inc., an operator of books, music and movie superstores and mall-based bookstores, most recently as Executive Vice President.

Janna Minton, 61, has been our Vice President, Chief Accounting Officer and Controller since August 2008. Ms. Minton served as the Principal Accounting Officer and Controller of Tandy Brands Accessories, Inc., a designer, manufacturer and marketer of leather goods, from October 2007 to August 2008, as their Corporate Controller from August 2002 to October 2007 and as their Corporate Accounting Manager from December 1999 to August 2002. From 1993 to December 1999, Ms. Minton held the position of Accounting Manager for a manufacturer located in Arlington, Texas and a real estate management company located in Dallas, Texas. Ms. Minton is a certified public accountant.

OWNERSHIP OF SECURITIES

Securities Owned by Directors, Executive Officers and Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership, as of November 23, 2012, of: (i) our Common Stock by each person believed by us (based upon their Schedule 13D or 13G filings with the SEC), to beneficially own more than 5% of the total number of outstanding shares; and (ii) our Common Stock by each current director (including director nominees) or executive officer and of all the current directors (including director nominees) and executive officers as a group. The number of shares beneficially owned by each person or group as of November 23, 2012, includes shares of Common Stock that such person or group had the right to acquire on or within 60 days after November 23, 2012, including upon the exercise of options. The total number of outstanding shares on which the percentages of share ownership in the table are based is 179,109,496. All such information is estimated and subject to change. Each outstanding share of Common Stock entitles its holder to one vote on all matters submitted to a vote of our stockholders. Except as specified below, the business address of the persons listed is our headquarters, 3001 Colorado Boulevard, Denton, Texas 76210.

Ownership of our Common Stock is shown in terms of "beneficial ownership." Amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which he has a right to acquire beneficial ownership within 60 days. More than one person may be considered to beneficially own the same shares. In the table below, unless otherwise noted, a person has sole voting and dispositive power for those shares shown as beneficially owned by such person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class(2)
Gary G. Winterhalter	3,219,880(3)	1.78%
Mark J. Flaherty	227,784(4)	*
John R. Golliher	253,325(5)	*
Matthew O. Haltom	36,710(6)	*
Janna Minton	101,828(7)	*
Michael G. Spinozzi	744,799(8)	*
Kathleen J. Affeldt	67,534(9)	*
Christian A. Brickman	0	*
Marshall E. Eisenberg	192,534(10)	*
Robert R. McMaster	103,534(11)	*
Walter L. Metcalfe, Jr.	102,534(12)	*
John A. Miller	282,540(13)	*
Martha J. Miller	67,534(14)	*
Edward W. Rabin	184,834(15)	*
All directors and executive officers as a group (14 persons)	5,585,370(16)	2.87%
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	18,417,260(17)	10.28%
Scout Capital Management LLC 640 Fifth Avenue, 22nd Floor New York, New York 10019	10,986,862(18)	6.13%

(1) Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2) An asterisk indicates that the percentage of Common Stock projected to be beneficially owned by the named individual does not exceed one percent of our Common Stock.

(3) Includes 545,561 shares of Common Stock, 76,150 shares of restricted Common Stock, 2,669 shares held as a participant in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan, and 2,595,500 shares subject to stock options exercisable currently or within 60 days.

(4) Includes 10,921 shares of Common Stock, 34,447 shares of restricted Common Stock and 182,416 shares subject to stock options exercisable currently or within 60 days.

(5) Includes 28,009 shares of Common Stock, 29,900 shares of restricted Common Stock, 1,088 shares held as a participant in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan, and 194,328 shares subject to stock options exercisable currently or within 60 days.

(6) Includes 4,414 shares of Common Stock, 14,155 shares of restricted Common Stock and 18,141 shares subject to stock options exercisable currently or within 60 days.

(7) Includes 11,207 shares of Common Stock, 6,480 shares of restricted Common Stock and 84,141 shares subject to stock options exercisable currently or within 60 days.

(8) Includes 40,321 shares of Common Stock, 29,900 shares of restricted Common Stock and 674,578 shares subject to stock options exercisable currently or within 60 days.

(9) Includes 19,055 shares subject to stock options exercisable currently or within 60 days and 48,479 vested restricted stock units.

(10) Includes 100,000 shares of Common Stock, 25,000 shares of Common Stock held by the Eisenberg Family Investors, a family partnership, 19,055 shares subject to stock options exercisable currently or within 60 days and 48,479 vested restricted stock units.

(11) Includes 55,055 shares of Common Stock, 19,055 shares subject to stock options exercisable currently or within 60 days and 48,479 vested restricted stock units.

(12) Includes 35,000 shares of Common Stock, 19,055 shares subject to stock options exercisable currently or within 60 days and 48,479 vested restricted stock units.

(13) Includes 225,061 shares of Common Stock, 6,000 shares held as a custodian for minor children, 3,000 shares held by his child in joint tenancy with right of survivorship and 48,479 vested restricted stock units.

(14) Includes 19,055 shares subject to stock options exercisable currently or within 60 days and 48,479 vested restricted stock units.

(15) Includes 105,000 shares of Common Stock held by such person as trustee of trust for benefit of himself, 12,300 shares of Common Stock held by wife, 19,055 shares subject to stock options exercisable currently or within 60 days and 48,479 vested restricted stock units.

(16) Includes 1,203,849 shares of Common Stock, 191,032 shares of restricted Common Stock, 3,757 shares held as participants in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan, 3,844,379 shares subject to stock options exercisable currently or within 60 days and 339,353 vested restricted stock units. Such persons have shared voting and investment power with respect to 3,000 shares.

(17) Based solely on information provided on that certain Schedule 13G (Amendment No. 5) dated February 13, 2012, which reflects sole voting power with respect to 2,819,960 shares and shared voting power with respect to 0 shares, sole dispositive power with respect to 18,417,260 shares and shared dispositive power with respect to 0 shares beneficially owned by FMR LLC; FMR LLC filed as a parent holding company in accordance with Section 240.13d-1(b)(ii)(G).

(18) Based solely on information provided on that certain Schedule 13G dated February 17, 2012, which reflects sole voting power with respect to 0 shares and shared voting power with respect to 10,986,862 shares, sole dispositive power with respect to 0 shares and shared dispositive power with

respect to 10,986,862 shares beneficially owned by Scout Capital management, L.L.C., a Delaware limited liability company, which serves as investment manager to two Delaware limited partnerships and two Cayman Island exempted companies (collectively, the "Funds"), with respect to the shares of Common Stock directly owned by the Funds; Adam Weiss, with respect to the shares of Common Stock directly owned by the Funds; and James Crichton, with respect to the shares of Common Stock directly owned by the Funds.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and certain persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other security interests of Sally Beauty Holdings, Inc. Directors, executive officers, and greater than ten percent stockholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended September 30, 2012, we believe all of our directors and officers complied with all Section 16(a) filing requirements during fiscal 2012; except that Mr. Winterhalter filed a late Form 5 for fiscal year 2012 in which he reported a total of seven exempt transactions that should have been reported on Form 5 for fiscal years 2008-2012. Each of these transactions was a transfer by gift from Mr. Winterhalter to a family trust for the benefit of his children, which he had not realized were reportable transactions. The Form 5 report also corrected an error in which 15,000 shares purchased by the family trust on February 18, 2009 were initially reported as having been purchased by Mr. Winterhalter directly.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee serves an independent oversight role by consulting with and providing guidance to management and the external auditors on matters such as accounting, audits, compliance, controls, disclosure, finance and risk management. The Board of Directors has affirmatively determined that all Audit Committee members are "independent" (within the meaning of the applicable rules of the NYSE and the SEC) and financially literate. The Board of Directors has designated Robert R. McMaster, the Chairman of the Audit Committee, Marshall E. Eisenberg and John A. Miller as audit committee financial experts under the SEC's guidelines.

The Audit Committee's purposes and responsibilities are described in its charter, available on the corporate governance section of the Corporation's website at www.sallybeautyholdings.com and in print, without charge, upon written request to our Vice President of Investor Relations. They include (a) assisting the Board of Directors in its oversight of the integrity of the Corporation's financial statements and financial reporting processes, overseeing compliance with legal and regulatory requirements, reviewing the external auditors' qualifications and independence (including auditor rotation), and reviewing the performance of the Corporation's internal audit function; (b) deciding whether to appoint, retain or terminate the Corporation's independent auditors and to pre-approve all audit, audit-related, tax and other services, if any, to be provided by the independent auditors; and (c) preparing this report. The Audit Committee members do not act as accountants or auditors for the Corporation. Management is responsible for the Corporation's financial statements and the financial reporting process, including the implementation and maintenance of effective internal control over financial reporting. The external auditors are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles. The external auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

The Audit Committee recognizes the importance of maintaining the independence of the Corporation's independent auditor, both in fact and appearance. Consistent with its charter, the Audit

Committee has evaluated KPMG's qualifications, performance, and independence, including that of the lead audit partner. As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. The Audit Committee has established in its Charter a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Audit Committee or its designee. The Corporation's pre-approval policy is more fully described in this Proxy Statement under the caption "Proposal 2 — Ratification of Selection of Auditors." The Audit Committee has concluded that provision of the non-audit services described in that section is compatible with maintaining the independence of KPMG. In this context, the Audit Committee has reviewed and discussed, with management and the external auditors, the Corporation's audited financial statements for the year ended September 30, 2012. The Audit Committee has discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards (SAS) No. 114, Communication with Audit Committees, as amended. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence from the Corporation and its management. The Audit Committee has considered whether the external auditors' provision of non-audit services to the Corporation is compatible with the auditors' independence.

Following the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended September 30, 2012, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee:

Robert R. McMaster (Chair)
Marshall E. Eisenberg
Walter L. Metcalfe, Jr.
John A. Miller

PROPOSAL 2 — RATIFICATION OF SELECTION OF AUDITORS

Based upon the recommendation of the Audit Committee, the Board of Directors has selected KPMG LLP, which we refer to as KPMG, to serve as our independent registered public accounting firm for the year ending September 30, 2013. Although we are not required to seek stockholder ratification of this appointment, the Audit Committee and the Board believe it to be a matter of good corporate governance to do so. Representatives of KPMG will be present at the annual meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions.

Fees Paid to KPMG

The fees billed by KPMG with respect to the years ended September 30, 2011 and September 30, 2012 were as follows:

	Year Ended September 30, 2012	Year Ended September 30, 2011
Audit Fees(1)	$2,027,852	$1,958,619
Audit-Related Fees(2)	$ 607,430	$ 201,854
Tax Fees(3)	$1,415,440	$ 978,323
All Other Fees	—	—
Total Fees(4)	$4,050,722	$3,138,796

(1) Aggregate fees billed for professional services for the audit of annual financial statements as well as accounting and reporting advisory services related to regulatory filings and acquisition activities.

(2) Audit-related fees consist of fees for audits of the Corporation's employee benefit plans.

(3) Tax fees consist of fees for tax consultation and tax compliance services.

(4) The Audit Committee pre-approved all fees.

The Audit Committee has reviewed the non-audit services provided by KPMG and determined that the provision of these services during fiscal 2012 is compatible with maintaining KPMG's independence.

Pre-Approval Policy. Our Audit Committee (or its designee, as described below) approved all audit and permissible non-audit fees during fiscal year 2012. The Audit Committee has the sole and direct authority to engage, appoint and replace our independent auditors. In addition, the Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy, whereby every engagement of KPMG to perform audit or permissible non-audit services on behalf of us or any of our subsidiaries requires pre-approval from the Audit Committee or its designee before KPMG is engaged to provide those services. Pursuant to that policy, we expect that on an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be rendered by the independent auditors, together with a budget for the applicable fiscal year. The pre-approval policy also requires the pre-approval of any fees that are in excess of the amount budgeted by the Audit Committee. The pre-approval policy contains a provision delegating limited pre-approval authority to the chairman of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The chairman of the Audit Committee would be required to report on such pre-approvals at the next scheduled Audit Committee meeting. As a result, the Audit Committee or its designee has approved 100% of all services performed by KPMG on behalf of us or any of our subsidiaries subsequent to November 16, 2006, the date we became a public company.

If the stockholders do not ratify the selection of KPMG, the selection of independent auditors will be reconsidered by the Audit Committee of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL 2.

PROPOSAL 3 — STOCKHOLDER PROPOSAL TO REPEAL CLASSIFIED BOARD*

The Pension Reserves Investment Management Board, on behalf of the Pension Reserves Investment Trust Fund, 84 State Street, Second Floor, Boston, Massachusetts 02109, has submitted a proposal for consideration at the annual meeting. The Pension Reserves Investment Management Board owned, as of August 7, 2013, 117,577 shares, or less than 0.07%, of our Common Stock. Set forth below is the proposal and a supporting statement exactly as submitted by the stockholder proponent, followed by the Board's statement in opposition and voting recommendation. All statements in the proposal and the supporting statement are the sole responsibility of the proponent.

Proposal to Repeal Classified Board

RESOLVED, that shareholders of Sally Beauty Holdings, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

Supporting Statement

This resolution was submitted on behalf of the Pension Reserves Investment Trust Fund by its trustee, the Pension Reserves Investment Management Board. The Shareholder Rights Project represented and advised the Pension Reserves Investment Management Board in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 60% since 2000, and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during 2010 and 2011 exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Falaye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated

* ***Submit the Company's statement of opposition to Professor Bebchuk no later than 30 calendar days before the Company files its definitive proxy materials with the SEC (Rule 14a-8(m)(3)(ii)).***

with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Board of Directors' Statement in Opposition

In a classified board structure, the directors are divided into three classes of approximately equal number. Each class serves a staggered three-year term so that approximately one-third of the directors stand for election each year. **The Board of directors recommends a vote "AGAINST" the stockholder proposal to repeal our classified board.**

The Board is committed to strong corporate governance policies. The Board's Nominating and Corporate Governance Committee, comprised entirely of independent directors, regularly considers and evaluates a broad range of corporate governance issues affecting the Corporation, including board structure. As a result, the Nominating and Corporate Governance Committee and the Board have, both before and after receipt of the stockholder proposal, carefully considered the arguments that have been set forth for and against a classified board structure, including those arguments against that are raised in the proponent's supporting statement.

The Board believes that there is no "one size fits all" approach that suits all companies and that the appropriate standard by which to judge a classified board structure is whether it promotes stockholder interests in the circumstances of the company in question. For the following reasons, which we discuss in greater detail below, the Board disagrees with the proponent's assertions in the supporting statement and continues to believe that its classified structure provides important advantages to the Corporation and is in the best interests of the Corporation and our stockholders:

- Your company has consistently delivered solid financial performance and increased stockholder value under its classified board structure.
- A classified board protects the interests of our stockholders in obtaining the maximum possible value for their shares in a change of control transaction.
- The empirical research cited by the proponent on the effects of a classified board structure on companies is inconclusive.
- Directors on classified boards are equally as accountable to stockholders as directors elected annually.
- A classified board structure is designed to provide stability and continuity of leadership, prevent sudden disruptive changes to board composition, enhance long-term planning and ensure that at any given time a majority of the directors will have served for multiple years.
- Electing a non-employee director to a three-year term provides the director increased independence from management and special interest groups.

We discuss each of these reasons in favor of retaining our classified Board in greater detail below.

Consistently Strong Financial Performance

The proponent's assertions that declassifying the Board "could... contribute to improving performance and increasing firm value," and that classified boards are associated with "lower firm valuation," "lower gains to shareholders," "value-decreasing acquisition decisions," "lower sensitivity of compensation to performance" and "lower sensitivity of CEO turnover to firm performance," are quite inconsistent with the Corporation's sustained record of strong financial performance. Over the five fiscal years ended September 30, 2012, our net earnings tripled, from $77.6 million to $239.3 million, equal to a compound annual growth rate of 32.5%. Similarly, our fully-diluted earnings per share tripled from $0.42 to $1.27. This strong financial performance is reflected in the closing price of our Common Stock, which nearly tripled from $8.45 on September 28, 2007, the last trading day of fiscal 2007, to $25.09 on September 28, 2012, the last trading day of fiscal 2012. Over the past five fiscal years, the Corporation has delivered an average annual return to stockholders of 24.3%, compared to 1.1% for the S&P 500 Index and 5.5% for the Dow Jones U.S. Specialty Retailers Index (comprised of companies which are primarily in the retail sector in the U.S., including the Corporation). The following graph and table compare the cumulative total stockholder return (equal to dividends plus stock appreciation) during the five-year period from September 28, 2007 through September 28, 2012 for:

- Sally Beauty,
- the S&P 500 Index, and
- the Dow Jones U.S. Specialty Retailers Index.

Five-year performance graph as of September 28, 2012

	Sept. 28, 2007	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2011	Sept. 28, 2012
Sally Beauty Holdings, Inc.	$100.00	101.78	84.14	132.54	196.45	296.92
S&P 500 Index	$100.00	78.02	72.63	80.01	80.93	105.37
Dow Jones U.S. Specialty Retailers Index	$100.00	77.51	83.97	105.24	108.87	130.74

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sally Beauty Holdings, Inc., the S&P 500 Index,
and the Dow Jones US Specialty Retailers TSM Index


$350
$300
$250
$200
$150
$100
$50
$0
9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10 3/11 6/11 9/11 12/11 3/12 6/12 9/12
Sally Beauty Holdings, Inc.
S&P 500
Dow Jones US Specialty Retailers TSM

* $100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30

This data assumes that $100 was invested on September 28, 2007 in the Corporation's Common Stock and in each of the indices shown and that all dividends were reinvested on the date paid. The Corporation did not declare dividends during the five-year period. Stockholder returns shown should not be considered indicative of future stockholder returns.

As a rationale for declassifying the Board, the proponent states that over the past decade, "many S&P 500 companies have declassified their board of directors" and "the number of S&P 500 companies with classified boards declined by more than 50%," suggesting that stockholder value would be enhanced if the Corporation followed the trend of these S&P 500 firms. However, given that the Corporation has significantly outperformed the S&P 500 Index in recent years, we believe that changing the Corporation's long-standing governance structure simply to "fall in line" with S&P 500 firms would be a considerable disservice to our stockholders. The fact that many large companies have taken steps to remove their classified boards is not, in the Board's judgment, a persuasive reason for the Corporation to undertake the same initiative.

Maximization of Stockholder Value in Change of Control Transactions

Our classified board structure protects our stockholders by encouraging persons or firms making unsolicited takeover bids for the Corporation to negotiate directly with the Board and better positions the Board to negotiate effectively on behalf of stockholders to realize the greatest possible stockholder value. The classified board structure is designed to safeguard against a hostile purchaser replacing a majority or all of our directors with its own nominees at a single annual meeting, thereby gaining control of the Corporation and its assets without paying fair value to our stockholders. Because under a classified board structure only approximately one-third of the directors are elected at any annual meeting of stockholders, at least two annual meetings are required for an acquiror to be able to change a majority of the directors on our Board. As a result, most acquirors will elect to attempt to negotiate a transaction with the Board rather than wait this extended period of time to gain control of the Board.

A classified board does not, and is not intended to, preclude a takeover, and it does not alter the fiduciary responsibilities of our directors in responding to any such efforts. Instead, by simply eliminating the threat of imminent removal of a majority or all of our directors, a classified board causes potential acquirors to attempt to negotiate the terms of a transaction with the Board. As a result, the Board gains the time and flexibility necessary to be in the best position to evaluate the adequacy and fairness of proposed offers, protect all stockholders against abusive tactics during a takeover process, consider alternative methods of maximizing stockholder value and, as appropriate, negotiate the best possible return for all stockholders. As noted above, the Board has a fiduciary duty under the law to act in a manner that it believes to be in the best interests of the Corporation and its stockholders. Elimination of the classified board structure would make it more difficult for our independent, stockholder-elected Board to preserve and maximize value for all stockholders in the event of an unsolicited takeover bid.

Inconclusive Empirical Research

While the proponent references five empirical studies that support board declassification (two of which were co-authored by the proponent's own representative), there are several studies that reach the opposite conclusion, providing academic support for the view that classified boards benefit stockholders. This is a complicated issue with well-qualified experts on both sides, and the outcomes of studies can change depending on the attributes of the companies being analyzed.(1) Some experts have qualified or questioned the studies cited by the proponent, finding instead that classified boards are value enhancing for most firms.(2) The proponent itself cites a study that reports that classified boards are

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(1) Murphy, Michael E., "Attacking the Classified Board of Directors: Shaky Foundations for Shareholder Zeal," *The Business Lawyer* (2010); and Rose, Morgan J., "Heterogeneous Impacts of Staggered Boards by Ownership Concentration," *Journal of Corporate Finance* (2009).

(2) Ahn, Seoungpil, Gwangheon Hong and Doseong Kim, "The Impact of Classified Boards on Firm Value: The New Evidence," *Asian Review of Financial Research* (2011); Ahn, Seoungpil, Vidhan K. Goyal and Keshab Shrestha, "The Differential Effects of Classified Boards on Firm Value" (2010); and Koppes, Richard H., Lyle G. Ganske and Charles T. Haag, "Corporate Governance Out of Focus: The Debate Over Classified Boards," *The Business Lawyer* (1999).

associated with higher takeover premiums.(3) While the proponent points out that this study also reports that classified boards are associated with lower firm valuation, the proponent fails to note the further conclusion of the study that the effect of board classification on firm valuation is "quite small" and the overall conclusion of the study that board classification is not an antitakeover device.

Some studies link classified boards with additional positive outcomes for stockholders, including that companies with classified boards have higher market-perceived earnings quality than companies with nonclassified boards(4); have substantially lower cost of debt and higher long-term credit ratings than companies with nonclassified boards(5); and engage in less earnings manipulation than companies with nonclassified boards(6); and that companies that change their board structure from classified to nonclassified experience a decrease in accounting conservatism(7).

We encourage you to consider all the relevant research on this complex issue beyond the subset of analyses referenced in the proponent's supporting statement. Good governance is not "one-size fits all" and cannot be neatly summarized in a handful of academic studies.

Accountability to Stockholders

The proponent's assertion that the classified board structure diminishes director accountability to stockholders is, in our view, unfounded. Directors elected to three-year terms are equally as accountable to stockholders as directors elected annually because all directors are required *by law* to fulfill their fiduciary duties to the Company and its stockholders, regardless of the length of their term of office. Further, even with a classified Board, stockholders have the opportunity to provide direct feedback to the Board at each annual meeting, as stockholders have the ability to elect a majority of the Board within two consecutive annual meetings, which could occur within as little as twelve months. This ability to vote directors off the Board holds the directors accountable for their actions and provides stockholders with considerable influence over the affairs of the Company.

Notably, nothing in the proponent's proposal alleges any lack of accountability by the Corporation's Board; the proposal is defended by reference to five general studies (two of which were co-authored by the proponent's own representative) rather than anything specific at the Corporation. We believe that the Corporation's classified board structure has in no way diminished the Board's accountability to the stockholders.

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(3) Bates, Thomas W., David A. Becher and Michael L. Lemmon, "Board Classification and Managerial Entrenchment: Evidence from the Market for Corporate Control," *Journal of Financial Economics* (2008).

(4) Harris, David, Lihong Liang and SangHyun Suh, "Classified Board and Market Perceptions: Using Earnings Quality and Credit Risk," *Paper presented at the American Accounting Association Annual Meeting* (2011).

(5) Harris, David, Lihong Liang and SangHyun Suh, "Classified Board and Market Perceptions: Using Earnings Quality and Credit Risk," *Paper presented at the American Accounting Association Annual Meeting* (2011) and Chen, Dong, "Classified Boards, the Cost of Debt and Firm Performance" (2011).

(6) Zhao, Yijiang and Kung H. Chen, "Staggered Boards and Earnings Management," *The Accounting Review*, (2008); Zhao, Yijiang and Kung H. Chen, "The Influence of Takeover Protection on Earnings Management," *Journal of Business Finance Accounting* (2008); and Zhao, Yijang, Kung H. Chen, Yingi Zhang and Michael Davis, "Takeover Protection and Managerial Myopia: Evidence From Real Earnings Management," *Journal of Accounting and Public Policy* (2011).

(7) Suh, SangHyn, "The Characteristics of a Classified Board and the Effects of the Board on Earnings Quality, Accounting Conservatism, and Credit Risk" (2009).

Board Stability and Continuity

Our classified board structure is designed to provide stability and continuity of leadership, prevent sudden disruptive changes to our Board composition, enhance long-term planning and ensure that at any given time a majority of our directors will have served for multiple years. Three-year terms provide our directors an appropriate amount of time to develop a deeper and more thorough understanding of the Corporation's business, competitive environment and strategic goals. Experienced directors are better positioned to provide effective oversight and advice consistent with the best interests of the stockholders. Declassification of the Board could result in higher turnover of Board members and have an adverse impact on the effectiveness of the Board. Furthermore, given the current corporate governance climate in which many qualified directors are declining to serve on public company boards, the Corporation could be placed at a competitive disadvantage in recruiting qualified director candidates if such candidates are concerned that their service could potentially be cut short after only one year. **We note that the proponent itself has a portion of its board that is classified with a group of directors serving three-year staggered terms.**

Director Independence

Electing a director to a three-year term enhances the independence of a non-employee director by providing him or her with a longer term of office. This longer term provides enhanced independence from management and from special interest groups that may have an agenda contrary to the long-term interests of the Corporation's stockholders generally. Indeed, we believe that it is the multi-year terms of our classified Board members that encourage them to take on long-term initiatives for the substantial benefit of our stockholders, rather than to remain locked into the status quo for fear of short-term reprisal from stockholders.

Procedural Matters

Stockholders should be aware that this stockholder proposal is simply a non-binding request that the Board take the steps necessary to eliminate our classified board structure. Approval of this proposal may not result in the requested action being taken by the Board, and therefore approval of the proposal by the stockholders would not in itself declassify the Board.

To declassify the Board, a formal amendment of our Certificate of Incorporation would need to be recommended by the Board and submitted to our stockholders for approval at a future stockholders meeting. Approval of such an amendment would require the affirmative vote of the holders of a majority of the outstanding shares of each class of our stock then entitled to vote on the amendment. In addition, the Board or the stockholders would have to approve a conforming amendment to our By-Laws.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE STOCKHOLDER PROPOSAL TO REPEAL OUR CLASSIFIED BOARD.

STOCKHOLDER PROPOSALS

If you intend to submit a stockholder proposal and request its inclusion in the proxy statement and form of proxy for our 2014 annual meeting, such submission must be in writing and received by us no later than August 13, 2013. Submissions of stockholder proposals after this date will be considered untimely for inclusion in the Proxy Statement and form of proxy for our 2014 annual meeting.

Our By-laws require that any stockholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2014 Annual Meeting, must be received at our principal executive offices not less than 90 days and not more than 120 days prior to the first anniversary of the 2013 Annual Meeting. As a result, proposals submitted pursuant to these provisions of our Fourth Amended and Restated By-laws must be received no earlier than October 2, 2013, and no later than the close of business on November 1, 2013, and must otherwise comply with the requirements of our Bylaws. Any stockholder submissions should be sent to us by certified mail, return receipt requested, addressed to: Corporate Secretary, Sally Beauty Holdings, Inc., 3001 Colorado Boulevard, Denton, Texas 76210, United States of America.

A copy of our By-Laws may be obtained on the governance section of our Website at http://investor.sallybeautyholdings.com, or by written request to the Corporate Secretary, Sally Beauty Holdings, Inc., 3001 Colorado Boulevard, Denton, Texas 76210, United States of America.

REDUCE PRINTING AND MAILING COSTS

To reduce the expenses of delivering duplicate proxy materials, we may take advantage of the SEC's "householding" rules that permit us to deliver only one set of proxy materials to stockholders who share an address, unless otherwise requested. If you share an address with another stockholder and have received only one set of proxy materials, you may request a separate copy of these materials at no cost to you by calling our Investor Relations department at (940) 898-7500, by email at investorrelations@sallybeautyholdings.com, or by written request to the Corporate Secretary, Sally Beauty Holdings, Inc., 3001 Colorado Boulevard, Denton, Texas 76210. For future annual meetings, you may request separate voting materials, or request that we send only one set of proxy materials to you if you are receiving multiple copies, by calling or writing to us at the phone number and address given above.

Stockholders of Record: If you vote on the Internet at www.investorvote.com, simply follow the prompts for enrolling in the electronic proxy delivery service.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or other holder of record regarding the availability of this service.

OTHER MATTERS

The Board of Directors knows of no other matters to be acted upon at the meeting, but if any matters properly come before the meeting that are not specifically set forth on the proxy card and in this Proxy Statement, it is intended that the persons voting the proxies will vote in accordance with their best judgments.

By Order of the Board of Directors,

Matthew O. Haltom

Matthew O. Haltom
Corporate Secretary

December 11, 2012

SALLYBEAUTY
HOLDINGS, INC.